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Exhibit 99.1

Information Contained Herein is Subject to Completion or Amendment
Preliminary Copy Dated November 14, 2007

INFORMATION STATEMENT

(WCS GLOBAL HOLDINGS, INC. LOGO)

WCS GLOBAL HOLDINGS, INC.

Common Stock
(Par Value $0.01 Per Share)

        Aon Corporation is providing this information statement to you as a stockholder of Aon in connection with the distribution of common stock of WCS Global Holdings, Inc.

        Aon expects that the distribution will be made on [•] on a pro rata basis to the holders of record of Aon common stock on [•], which we refer to as the record date. If you are a holder of record of Aon common stock at the close of business on the record date, you will receive [•] shares of WCS common stock for each share of Aon common stock you hold on that date. Fractional shares of WCS common stock will not be issued to Aon stockholders. Instead, fractional shares will be sold in the public market by the distribution agent, and the aggregate net proceeds of these sales will be distributed ratably to those Aon stockholders who would otherwise have received fractional shares. As discussed under "The Distribution—Trading of Aon Common Stock Between the Record Date and Distribution Date," if you sell your shares of Aon common stock in the "regular way" market after the record date and prior to the distribution, you also will be selling your right to receive shares of WCS common stock in the distribution. A book-entry account statement reflecting your ownership of shares of WCS common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [•]. Because WCS shares will only be maintained in book-entry form, you will not receive a stock certificate representing your interest in WCS.

        Aon has requested a favorable tax ruling from the United States Internal Revenue Service with respect to the distribution.

        You will not be required to make any payment for the shares of WCS common stock that you will receive in the distribution, nor will you be required to surrender or exchange your shares of Aon common stock or take any other action in order to receive shares of WCS common stock in the distribution. No approval by Aon stockholders of the distribution is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

        There is no current trading market for WCS common stock. However, we expect that a limited market, commonly known as a "when-issued" trading market, for WCS common stock will begin on or about [•], and we expect that "regular way" trading of WCS common stock will begin the first day of trading following the distribution. WCS common stock has been authorized for listing on the New York Stock Exchange under the symbol "[•]."

        In reviewing this information statement, you should carefully consider the risks under "Risk Factors" beginning on page [•] of this information statement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is [•].

TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	19
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	37
THE DISTRIBUTION	38
DIVIDEND POLICY	45
FINANCING	46
CAPITALIZATION	47
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	48
SELECTED HISTORICAL FINANCIAL AND OTHER DATA	54
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	56
OUR BUSINESS	77
OUR RELATIONSHIP WITH AON AFTER THE DISTRIBUTION	107
OUR MANAGEMENT	113
EXECUTIVE COMPENSATION	118
SECURITY OWNERSHIP OF OUR COMMON STOCK	162
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	164
DESCRIPTION OF OUR CAPITAL STOCK	165
CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS AND DELAWARE LAW	166
LIMITATION OF LIABILITY AND INDEMNIFICATION OF OUR DIRECTORS AND OFFICERS	169
WHERE YOU CAN FIND MORE INFORMATION	169
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES	F-1

        In this information statement, unless the context otherwise requires:

  •
  "WCS," "we," "our" and "us" refer to WCS Global Holdings, Inc., a Delaware corporation, and its subsidiaries, for all periods following the distribution and the Supplemental Accident & Health, Life and Medicare-related businesses operated by Aon for all periods prior to the distribution; and

  •
  "Aon" refers to Aon Corporation, a Delaware corporation, and its subsidiaries, other than, for all periods following the distribution, WCS.

        We describe in this information statement the WCS businesses as though these businesses were our businesses for all historical periods described. However, WCS Global Holdings, Inc. is a newly formed entity that has not conducted any operations prior to the distribution. References in this information statement to the historical assets, liabilities, products, businesses or activities of our businesses are intended to refer to the historical assets, liabilities, products, businesses or activities of the WCS businesses as these businesses were conducted as part of Aon prior to the distribution. Following the distribution, we will be an independent, publicly traded company, and Aon will have no continuing stock ownership in us. Our historical combined financial information as part of Aon contained in this information statement is not necessarily indicative of our future financial position, future results of operations or future cash flows, nor does it reflect what our financial position, results of operations or cash flows would have been had we operated as a stand-alone company during the periods presented.

        This information statement is being furnished solely to provide information to Aon stockholders who will receive shares of WCS common stock in connection with the distribution. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information.

Industry Data

        This information statement includes industry data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from industry publications and surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management's knowledge of the industry and from independent sources. The primary sources for third-party industry data and forecasts are A.M. Best Company, Canadian Insurance, Euromonitor International Consulting and other industry reports and articles. These third-party publications and surveys generally state that the information included therein is believed to have been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions on which such data are based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

SUMMARY

        This summary provides highlights from this information statement, but does not contain all details concerning the distribution of the WCS common stock to holders of Aon common stock, including information that may be important to you. To better understand the distribution and the business and financial position of WCS, you should carefully review this entire document.

Our Business

Overview

        We are a leading provider of Supplemental Accident & Health, Life and Medicare-related insurance products targeted primarily to individuals in the middle-income and the senior markets in the United States of America (U.S.). WCS, through its Combined brand, markets products in North America (U.S. and Canada) and nine countries internationally including the United Kingdom (U.K.), Ireland, Australia, Germany, New Zealand, Portugal, Thailand, Spain and Austria. Combined policies are tailored to help customers maintain their lifestyles after suffering an accident or sickness, or assist families when coping with premature death. Through its subsidiary Sterling Life Insurance Company ("Sterling"), WCS provides private Medicare-related insurance products targeted specifically to the U.S. Senior market. We distribute our products primarily through over 7,000 exclusive agents serving approximately 4 million policyholders worldwide. WCS, which is headquartered in Glenview, Illinois, generated $2.0 billion in premiums and $179 million in net income during 2006, and had $4.6 billion in total assets and $1.6 billion of invested equity as of June 30, 2007. We trace our roots back to 1919, when our namesake W. Clement Stone began writing insurance. He founded Combined Registry Co. in 1922.

        We operate primarily in three business segments that are aligned with our brand position: North America, International and U.S. Senior. Our fourth segment, Corporate and Other, is a non-operating segment.

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  Our North America segment is our largest segment and accounted for $887 million or 45% of total premiums during 2006. We offer two principal categories of products in this segment, Supplemental Accident & Health and Life insurance products, the majority of which are scheduled indemnity obligations that provide us with a predictable loss ratio that does not fluctuate based on medical inflation. We are licensed to sell products in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and all provinces in Canada, and market those products primarily to middle-income consumers in rural areas and small towns. The majority of these products are sold to individuals at home or in the workplace through Combined's exclusive agency force of approximately 3,500 field agents, plus approximately 150 direct telemarketing sales representatives. Our Combined Select Program ("CSP") unit offers University Health insurance products to college and graduate students and is sold through brokers. In addition, the North America segment includes a Worksite Solutions unit, targeting small to mid-sized companies and selling products through both brokers and exclusive agents that are similar to the core segment offerings. Products in the North America segment are primarily marketed under the Combined brand name. As of June 30, 2007, the North America segment consisted of approximately 3 million policyholders and 6 million policies in-force.

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  Our International segment, which consists of operations in nine countries outside of North America, accounted for $438 million, or 22% of total premiums during 2006. We market various Supplemental Accident & Health products to individuals in the United Kingdom, Ireland, Australia, Germany, New Zealand, Portugal, Thailand, Spain (2006) and Austria (2007) under the Combined brand. Similar to our North America segment, the International segment targets middle-income consumers in rural areas and small towns. Supplemental Accident & Health products are offered through over 3,000 Combined agents who exclusively serve WCS as independent contractors. These products are sold on a face-to-face consultative basis in the workplace or at customers' homes and are customized to meet local regulatory requirements and customer needs. The International segment consists of approximately 890,000 policyholders and 1.8 million policies in-force.

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  Our U.S. Senior segment represented $599 million or 31% of total premiums during 2006, the majority of which was derived from our Sterling subsidiary. Through approximately 600 exclusive agents, the U.S. Senior segment markets various products, including Medicare-related, Life and Supplemental Accident & Health products to individuals in the U.S. over the age of 50. In 2000, Sterling was the first company to be approved by the Health Care Financing Administration ("HCFA"), now known as Centers for Medicare and Medicaid Services ("CMS"), to offer a Medicare Advantage Private Fee For Service ("PFFS") plan to the U.S. senior market. Sterling is currently licensed in 49 states and the District of Columbia, and beginning in 2008 expects to be licensed in all 50 states. The U.S. Senior segment also writes Long Term Care products, which are sold primarily to our existing customer base and represent a small portion of total premiums. The U.S. Senior segment also recently began selling Life and Specified Disease products. As of June 30, 2007, the U.S. Senior segment consisted of approximately 200,000 policyholders and 200,000 policies in-force.

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  Our other segment, Corporate and Other, is a non-operating business segment and represented $39 million or 2% of total premiums during 2006. Results from this segment consist primarily of realized gains and losses on our investment portfolio, investment income on the assets supporting the statutory capital and surplus of our insurance company subsidiaries and results of operations placed in run-off. Expenses in this segment include other unallocable corporate and administrative costs.

Our Strengths

        We believe our strengths position us to continue as a leading provider of supplemental and Medicare-related insurance products for approximately four million individuals and group policyholders worldwide. Our strengths include:

        Strong Position in Attractive Markets.    WCS's three operating segments—North America, International and U.S. Senior—enjoy leading market positions and operate in attractive local markets that are underserved. In North America, our unique sales force and strong rural presence allow us to reach a large middle market. According to A.M. Best and Canadian Insurance, respectively, our Combined brand is the 5th largest provider of individual, non-cancelable Accident & Health policies in the U.S., and the 3rd largest writer of individual Accident & Health coverages in Canada. Our strong competitive position also extends into Europe and Asia/Pacific. According to Euromonitor International Consulting, during 2006, we were the 5th largest writer of Individual Accident coverages and the 10th largest writer of Individual Healthcare coverages in the United Kingdom, the largest writer of Individual Accident coverages in Ireland, as well as the 4th largest writer of Individual Accident coverages and the 3rd largest writer of Individual Sickness coverages in Australia. We are also well positioned across the U.S. senior market through the strength of our Sterling brand, which was the 7th largest Medicare PFFS plan writer representing an approximate 5% market share as of September 2007.

        Unique and Exclusive Distribution System.    We have a sales force of approximately 7,000 exclusive agents that permits face-to-face contact with potential policyholders in 11 countries. Our recruiting, hiring and training processes are highly structured and create a strong, motivated workforce. The personal attention provided by our agents gives potential policyholders the opportunity to ask questions and to select a Combined or Sterling product that meets their needs. In rural areas and small towns in particular, consumers find this personal attention to be highly desirable and, since our distribution system is difficult to replicate, it gives us a competitive advantage. These in-person meetings also provide us with the opportunity to develop leads for new business through extensive referrals received. Moreover, after the sale of an insurance policy, our agents initiate direct contact with existing policyholders to meet their additional insurance needs, which results in an average of two policies per customer and multiple referrals.

        Diversified Products Designed for Stable Cash Flows.    Our Combined products generate predictable cash flows and profitability with limited volatility, based on their design and the markets in which they are sold. The majority of our products have pre-determined fixed-benefit levels set at the point of sale, are not subject to escalating medical cost inflation and do not have long-term exposure. Our geographic dispersion, rural market focus and diverse product portfolio limits the concentration of our exposure to natural or man-made disasters.

        Conservative and Liquid Investment Portfolio.    We have a highly liquid investment portfolio with a conservative risk profile and strong cash position. Cash, short-term investments and investment grade bonds composed 95.2% of the portfolio as of June 30, 2007. Our holdings in bonds below-investment grade represents 0.1% of total fixed-income assets. Less than $6 million of our investments reside in asset-backed securities underlined by prime and sub-prime mortgage collateral, which are in AAA rated securities. We currently anticipate that the overall liquidity and intermediate duration of our investment portfolio holdings will provide significant flexibility for a future alternative investment strategy.

        Consistently Strong Financial Performance.    Our revenue and pre-tax income have grown at compound annual growth rates of 6% and 12%, respectively, since 2002. In 2006, we generated $2.1 billion in total revenues and over $262 million in income before income tax. We believe that a combination of our low risk product portfolio and our global policyholder base results in a strong and stable platform. We believe that our strong capital position will allow us to execute the growth initiatives of our business, including continued expansion into new geographic markets, increased investments in the Combined and Sterling brands and expansion of our service offerings. At June 30, 2007, our invested equity was $1.6 billion. After giving effect to the distribution of WCS common stock by Aon and the other transactions contemplated by a distribution agreement between Aon and us (the "Distribution Agreement"), our pro forma invested equity at June 30, 2007 was $943 million.

        Experienced Management Team.    Our senior management team is a combination of professionals who have managed our business for several years and several additions in the past two years who bring a depth of public company and industry experience. Our longer-tenured executives on the senior management team, a seasoned group of professionals with an average of 28 years of experience with us and more than 140 years of cumulative experience with WCS, complement our recent additions.

Our Strategy

        We believe our middle income and senior markets are underserved by a majority of financial service providers and there are significant opportunities in these target markets. We also expect both growth in the middle income market as employer-sponsored benefit programs are curtailed and growth in the senior market as the baby boomers reach retirement age.

        Our strategy for achieving our growth objectives includes the following:

        Build Our Marketing and Brand Strategy.    Building on our strong presence in rural areas and small towns in the U.S. and abroad, our management is committed to enhancing the strategic positioning for both Combined and Sterling through the following initiatives:

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  Increasing brand awareness and recognition;

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  Building a global consumer Internet platform; and

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  Improving lead generation activities.

        Enhance Combined Sales Model.    Our success is derived from an exclusive agent sales force with global reach and capabilities. Customer research and agent feedback have highlighted for us that additional opportunities exist to optimize agent productivity, enhance the agent value proposition and drive revenue growth. Our current sales model has numerous levers, including agent recruiting/retention, sales techniques, product mix, compensation, and sales support. We have launched sales model pilots in the U.S. and the U.K. to test key levers and enhance our existing sales model. The initiatives implemented in the U.S. and the U.K. will be leveraged and launched in other countries to strengthen the WCS global distribution network and business model.

        Expand International Presence.    We intend to identify new markets in which we can geographically expand our platform. In most cases, this expansion will be in locations where we can leverage our existing distribution and operations infrastructure. Building on our existing platforms in Portugal and Germany, respectively, we entered Spain in 2006 and Austria in 2007, and plan to expand into Eastern Europe. We also have established a representative office in China and are exploring a strategy for entering that market.

        Broaden U.S. Senior Strategy.    The U.S. senior market, driven by opportunities for private carriers supporting Medicare, represents a compelling opportunity for us. At present, more than 44 million Americans are eligible for Medicare, the Federal program that offers basic hospital and medical insurance to people over 65 years old and certain disabled people under the age of 65. According to the U.S. Census Bureau, more than 2 million Americans turn 65 in the United States each year, and this number is expected to grow as the baby boomers begin to turn 65. In addition, many large employers who traditionally provided medical and prescription drug coverage to their retirees have begun to curtail these benefits. The U.S. Senior segment is executing several strategic initiatives to capitalize on that growth potential, including:

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  Launching new markets, including New York and California;

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  Cross-selling into the Combined customer base; and

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  Diversifying this segment's product mix.

        Cost Reduction Initiatives.    We have also targeted several areas of our business for various cost reduction initiatives. During 2007, we began implementing reductions in the number of management positions throughout our North America segment. We have recently begun to consolidate the sales and support functions for each of Sterling and Combined's U.S. senior operations. We are also in the process of implementing cost reduction initiatives in our procurement and recruiting processes and evaluating potential outsourcing opportunities for information technology application development across our organization.

Reasons for the Distribution

        Aon and WCS believe that the separation of our businesses will provide several opportunities and benefits that are expected to enhance stockholder value, including the following:

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  providing each company with enhanced business focus on its own distinct business opportunities, growth agendas, markets and challenges;

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  allowing each company to design and implement corporate policies and strategies that are based primarily on the business characteristics of each company and allocate financial resources wholly on its own operations;

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  allowing us greater capital flexibility and an ability to invest more excess cash flow into growth initiatives;

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  allowing us to link our employees' compensation more directly to our financial performance;

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  allowing us to target individual expense levels and attempt to achieve the most efficient operating cost structure;

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  allowing us to separately manage our investment portfolio and tailor the composition and duration of our investments to better match our business mix and risk tolerance; and

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  allowing each company to appeal to the investor bases who best understand, appreciate and value the businesses of the separated companies.

        WCS Global Holdings, Inc. was incorporated in Delaware on October 11, 2007 in connection with the distribution. As of the distribution date, Aon will have completed an internal restructuring resulting in our ownership of Aon's Supplemental Accident & Health, Life and Medicare-related businesses. Our principal executive offices will be located at 1000 Milwaukee Avenue, Glenview, Illinois 60025 and our telephone number is (847) 953-2300.

        The distribution of shares of our common stock will be effective on the distribution date. No vote of Aon's stockholders is required to approve the distribution.

Questions and Answers About the Distribution

What will be the relationship between WCS and Aon after the distribution?	Aon and WCS will be separate, publicly owned companies. We will, however, enter into certain agreements with Aon to define our ongoing relationship after the distribution. These agreements will allocate responsibility for obligations both before and after the distribution date and provide for certain transition services. See "Our Relationship With Aon After the Distribution" beginning on page [•].
When will the distribution occur?	We expect that Aon will distribute the shares of WCS common stock on [•], 200[•] to holders of record of Aon common stock on the record date.
What is the record date for the distribution?	[•], 200[•].
What do I have to do to participate in the distribution?
Nothing. You are not required to take any action to receive WCS common stock in the distribution. No vote will be taken for the distribution. If you own Aon common stock as of the close of business on the record date, a book-entry account statement reflecting your ownership of WCS shares will be mailed to you, or your brokerage account will be credited for the shares, on or about [•], 200[•]. You do not need to mail in Aon common stock certificates to receive shares of WCS common stock.
Can Aon decide to cancel the distribution even if all the conditions have been met?
Yes. The distribution is subject to the satisfaction or waiver of certain conditions. For more information, see the section entitled "The Distribution—Distribution Conditions and Termination" beginning on page [•]. However, Aon has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the Board of Directors of Aon determines that the distribution is not in the best interests of Aon and its stockholders.

How many shares of WCS will I receive?
Aon will distribute one share of WCS common stock for every [•] shares of Aon common stock you own as of the close of business on the record date. For example, if you own [•] shares of Aon common stock on the record date, you will receive [•] shares of WCS common stock in the distribution. Based on approximately [•] shares of Aon common stock that we expect to be outstanding on the record date, Aon will distribute a total of approximately [•] shares of WCS common stock.
Will Aon distribute fractional shares?
No. Fractional shares of WCS common stock will not be issued to Aon stockholders. Instead, fractional shares will be sold in the public market by the distribution agent. The aggregate net proceeds of these sales will be distributed ratably to those Aon stockholders who would otherwise have received fractional shares.
What is book-entry?
The book-entry system allows registered owners to hold their shares without the need for physical stock certificates. Holding shares in book-entry form eliminates the problems associated with paper certificates, such as storage and safety of certificates, and the requirement for physical movement of stock certificates at the time of sale or transfer of ownership. We will not issue physical stock certificates, even if requested.
Is the distribution taxable for U.S. federal income tax purposes?
Aon has requested a private letter ruling from the Internal Revenue Service to the effect that the distribution will be tax-free to Aon, WCS and Aon's stockholders. With respect to certain requirements for tax-free treatment on which the Internal Revenue Service will not rule, Aon expects to receive an opinion of Baker & McKenzie LLP (or other nationally recognized tax counsel) to the effect that certain of such requirements will be satisfied. See "The Distribution—Important Federal Income Tax Consequences" beginning on page [•] for a more detailed discussion of the United States federal income tax consequences of the distribution to Aon stockholders.
How will the distribution affect my tax basis in Aon common stock?
Assuming that the distribution is tax free to Aon's stockholders, your tax basis in Aon common stock will be apportioned between Aon common stock and the WCS common stock received in the distribution in accordance with their relative fair market values immediately before the distribution. See "The Distribution—Important Federal Income Tax Consequences" beginning on page [•].

Will I be paid any dividends on the shares of WCS common stock?
The declaration and amount of future dividends will be determined by our Board of Directors and will depend on our earnings after the distribution and any other factors that the Board of Directors believes are relevant, including, but not limited to, regulatory restrictions on the ability of our insurance company subsidiaries to pay dividends to us. We expect that, following the distribution, our Board of Directors will establish an initial quarterly cash dividend rate of $[•] per share, or $[•] on an annualized basis. Based on the distribution ratio, this is equivalent to a quarterly dividend of approximately $[•], or $[•] on an annualized basis, for each share of Aon common stock. In addition, Aon has indicated that, following the distribution, its Board of Directors expects to declare a quarterly cash dividend of $[•] per share, or $[•] per share on an annualized basis. Accordingly, we expect that Aon stockholders who continue to hold their shares of WCS common stock will initially receive total quarterly cash dividends with respect to each share of Aon common stock, taken together with the dividends on the WCS common stock distributed in respect of that share, of approximately $[•], compared with Aon's most recent quarterly cash dividend of $[•] per share. See "Dividend Policy" on page [•].
Where will I be able to trade shares of WCS common stock?
There is no current public market for WCS common stock. We intend to apply to list WCS common stock on the New York Stock Exchange, which we refer to as the "NYSE," under the symbol "[•] ." We anticipate that trading in WCS common stock will commence on a "when-issued" basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in respect of WCS common stock will end and "regular way" trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We cannot predict the trading prices for WCS common stock before or after the distribution date. For additional information regarding the trading of our common stock, see "The Distribution—Market for Our Common Stock; Trading of Our Common Stock Prior to the Distribution Date" beginning on page [•].
Will the number of Aon shares I own change as a result of the distribution?	No. The number of shares of Aon common stock you own will not change as a result of the distribution.
What will happen to the listing of Aon common stock?	Nothing. Aon common stock will continue to be traded on the NYSE under the symbol "AOC."

What will be the trading price of Aon common stock and WCS common stock following the distribution?
The trading price of Aon common stock immediately after the distribution will likely be lower than the trading price immediately prior to the distribution and will be determined as the market evaluates Aon's operations without the Supplemental Accident & Health, Life and Medicare-related business. The trading price of WCS common stock will be determined in trading markets based on factors such as our financial results, dividend policy and general economic, industry and equity market conditions, and is likely to fluctuate, particularly until an orderly market develops. The combined market value of Aon common stock and WCS common stock after the distribution may be less than, equal to or greater than the market value of Aon common stock prior to the distribution. See "The Distribution—Market for Our Common Stock; Trading of Our Common Stock Prior to the Distribution Date" beginning on page [•].
What other transactions are occurring with the distribution?	We expect that in connection with the distribution we will:
• distribute [•] million shares of our common stock to holders of Aon common stock;
•
incur $[•] million of indebtedness by entering into a short-term bridge loan facility in connection with the distribution and our separation from Aon, and distribute these proceeds to Aon through a dividend and the purchase of Olympic Health Management Systems, Inc., an Aon subsidiary which acts as a third-party administrator principally for our Sterling business; and
• distribute to Aon (i) $[•] million of short-term investments, equity partnerships and preferred securities, and (ii) $[•] million in intercompany notes.
Following the distribution, we expect to refinance the amounts borrowed under the bridge loan with proceeds from debt we will issue or amounts we will otherwise borrow following the distribution date.

As a result of the transactions described above, following the distribution we will have approximately $[•] million in indebtedness. For additional information regarding our financing, see "Financing" on page [•].

What will happen to Aon stock options, restricted stock unit awards and performance share unit awards?	We currently expect that, subject to the approval of the Aon Organization and Compensation committee of Aon's Board of Directors, equity compensation awards will be treated as follows:
•
each option and other stock-based award based on shares of Aon common stock that is held by an employee or former employee of Aon or former employee of WCS will, at the distribution, be substituted for an option or award based on shares of Aon common stock with the number of shares and, in the case of a stock option, the exercise price being equitably adjusted to preserve the intrinsic value of the award or option as of immediately prior to the distribution;
•
each option and other stock-based award based on shares of Aon common stock that is held by a current employee of WCS will, at the distribution, be substituted for an option or award based on shares of WCS common stock with the number of shares and, in the case of a stock option, the exercise price being equitably adjusted to preserve the intrinsic value of the award or option as of immediately prior to the distribution;
•
each performance share unit award under Aon's Leadership Performance Program held by an employee of WCS will, at the distribution, vest pro-rata based on the relative achievement of the specified performance measure during the portion of the performance period ending at the distribution, and the awards will be settled in shares of Aon common stock after the close of the performance period; and
•
each performance share unit award under Aon's Leadership Performance Program held by an employee of Aon will, at the distribution, be adjusted in an equitable manner as determined in the sole discretion of the Aon Organization and Compensation Committee.
Are there risks to owning WCS common stock?
Yes. WCS's business is subject to both general and specific risks relating to our business, our relationship with Aon and operating as a separate, publicly traded company. Our business is also subject to risks relating to the distribution. These risks are described in the section entitled "Risk Factors" beginning on page [•]. We encourage you to read that entire section carefully.

Who do I contact for information regarding the distribution and WCS?	Before the distribution, you should direct inquiries relating to the distribution to:
Aon Corporation 200 East Randolph Street Chicago, Illinois 60601 Attention: Investor Relations (866) 657-8632
After the distribution, you should direct inquiries relating to an investment in our common stock to:
WCS Global Holdings, Inc. 1000 Milwaukee Ave. Glenview, Illinois 60025 Attention: Investor Relations (847) 953-2300
After the distribution, the transfer agent/registrar for our common stock will be:
[NAME, ADDRESS, PHONE—TRANSFER AGENT/REGISTRAR]

Summary Historical Data and Unaudited Pro Forma Combined Financial Data

        The following tables set forth our summary historical data and unaudited pro forma financial data prepared on a combined basis. The historical data present our business as it has historically been operated by Aon. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Financial Statements" and our historical combined financial statements and the notes to those statements included elsewhere in this information statement. The statement of income data for the years ended December 31, 2006, 2005 and 2004 and the statement of financial position data as of December 31, 2006 and 2005 set forth below are derived from our audited combined financial statements included elsewhere in this information statement. The statement of income data for the years ended December 31, 2003 and 2002 and the statement of financial position data as of December 31, 2004, 2003 and 2002 set forth below are derived from our unaudited combined financial statements not included in this information statement. The statement of income data for the six-month periods ended June 30, 2007 and 2006 and the statement of financial position data as of June 30, 2007 set forth below are derived from our unaudited combined financial statements included elsewhere in this information statement. The unaudited interim combined financial statements are not necessarily indicative of the results to be expected for any other interim period or for the year ending December 31, 2007. However, in the opinion of management, the unaudited interim combined financial statements include all adjustments (consisting of normal recurring accruals) that are necessary for the fair presentation of the results for the interim periods. See "Index to Combined Financial Statements and Schedule."

        Our historical financial, pro forma and other data included in this information statement are not necessarily indicative of our future financial position or future results of operations, nor do they reflect what our financial position or results of operations would have been as a stand-alone company during the periods presented.

        The unaudited pro forma combined financial data are derived from our unaudited pro forma combined financial statements. Our unaudited pro forma combined financial statements are derived from our historical combined financial statements and adjusted to give effect to the following transactions:

  •
  The distribution of [•] million shares of our common stock to holders of Aon common stock.

  •
  The assumed incurrence of $350 million of indebtedness in connection with the distribution and our separation from Aon, and the distribution of these proceeds to Aon through a dividend and the purchase of Olympic Health Management Systems, Inc. The amount and term of the indebtedness we will incur, the associated debt issuance costs and the type of debt have not been finally determined, but will be determined prior to the distribution. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be substantially different than the amount assumed in this information statement.

  •
  The assumed distribution by us to Aon of (i) $216 million of short-term investments, equity partnerships and preferred securities and (ii) $109 million in intercompany notes. The amounts to be distributed to Aon have not been finally determined, but will be determined prior to the distribution. A number of factors could affect this final determination, and the amount of assets to be distributed to Aon could be substantially different than the amount assumed in this information statement.

        Although we are purchasing Olympic Health Management Systems, Inc. at the closing of the distribution, the financial statements of Olympic Health Management Systems, Inc. have been included in our historical combined financial statements and, accordingly, there is no pro forma impact from these financial statements.

        We currently expect that the corporate allocation that we have received from Aon in the past for use of Aon's infrastructure to support certain of our business functions, including the information systems and telecommunications supporting our operations and the systems that provide for accounting and financial reporting, human resource management and other administrative services, will be sufficient to meet our costs of operating as a stand-alone company.

        The pro forma adjustments are based upon available information and assumptions that management believes are reasonable based on our current plans and expectations; however, such adjustments are subject to change based on the finalization of the terms of the distribution and the agreements that define our relationships with Aon after the distribution. Additionally, this information is forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Special Note Regarding Forward-Looking Statements" and "Our Relationship with Aon After the Distribution—Distribution Agreement" on pages [•] and [•], respectively, for further information.

        The unaudited pro forma combined statements of income data for the six months ended June 30, 2007 and the year ended December 31, 2006 have been prepared as though the distribution had occurred as of January 1, 2006. The unaudited pro forma combined balance sheet data as of June 30, 2007 have been prepared as though the distribution had occurred on June 30, 2007.

Historical Data

	Year Ended December 31,					Six Months Ended June 30,
(millions)	2006	2005	2004	2003	2002	2007	2006
Statement of Income Data:
Revenue
Premiums	$1,962	$1,729	$1,663	$1,553	$1,534	$1,061	$960
Other income	27	16	11	11	54	11	13
Net investment income	142	129	110	117	125	83	67
Realized investment gains (losses)	(4)	—	11	(8)	(61)	(1)	(3)

Total revenue	2,127	1,874	1,795	1,673	1,652	1,154	1,037
Benefits and Expenses
Benefits to policyholders	1,093	915	879	765	834	634	521
General expenses	757	697	698	706	732	353	368
Depreciation and amortization	15	17	16	15	12	6	6

Total benefits and expenses	1,865	1,629	1,593	1,486	1,578	993	895
Income before income taxes	262	245	202	187	74	161	142
Provision for income taxes	83	80	71	65	26	56	49

Net Income	$179	$165	$131	$122	$48	$105	$93

	As of December 31,
						As of June 30, 2007
(millions)	2006	2005	2004	2003	2002
Statement of Financial Position Data:
Total investments	$2,959	$2,818	$2,732	$2,395	$2,263	$3,241
Total assets	4,410	4,265	4,176	3,990	3,774	4,611
Total policy liabilities	2,666	2,464	2,378	2,348	2,212	2,805
Total liabilities	2,893	2,703	2,630	2,620	2,612	2,984
Total invested equity	1,517	1,562	1,546	1,370	1,162	1,627
	As of and for the year ended December 31,
($ in millions)	2006	2005	2004	2003	2002
Other Data:
Operating Segment Data:
North America:
Total revenue	$980	$957	$947	$918	$912
Income before income tax	108	114	103	90	69
Combined ratio(1)	87.8%	86.9%	88.0%	89.3%	91.6%
International:
Total revenue	$442	$416	$396	$337	$275
Income before income tax	55	62	53	53	46
Combined ratio(1)	87.4%	85.0%	86.5%	84.0%	83.0%
U.S. Senior:
Total revenue	$623	$413	$335	$250	$283
Income before income tax	68	35	33	28	28
Combined ratio(1)	88.6%	91.2%	89.9%	88.3%	87.9%
Total operating segments:
Income before income tax	$231	$211	$189	$171	$143
Non-Operating Segment Data:
Corporate and Other:
Income (loss) before income taxes	$31	$34	$13	$16	$(69)

(1)
The "combined ratio" is calculated as the percentage of the sum of benefits to policyholders and general expenses to premiums.

Unaudited Pro forma

WCS Global Holdings, Inc.

Unaudited Pro Forma Statement of Income

	For the year ended December 31, 2006
(In millions)	Historical	Pro Forma Adjustments		Pro Forma
REVENUE
Premiums	$1,962	$—		$1,962
Other income	27	—		27
Net investment income	142	(16	)A	126
Realized investment losses	(4)	—		(4)

Total revenue	2,127	(16)		2,111
BENEFITS AND EXPENSES
Benefits to policyholders	1,093	—		1,093
General expenses	757	1	E	758
Depreciation and amortization	15	—		15
Interest expense	—	19	B	19

Total benefits and expenses	1,865	20		1,885

INCOME BEFORE INCOME TAX	262	(36)		226
Provision for income tax	83	(13)		70

NET INCOME	$179	$(23)		$156

See accompanying notes.

WCS Global Holdings, Inc.

Unaudited Pro Forma Statement of Income

	For the six months ended June 30, 2007
(In millions)	Historical	Pro Forma Adjustments		Pro Forma
REVENUE
Premiums	$1,061	$—		$1,061
Other income	11	—		11
Net investment income	83	(9	)A	74
Realized investment losses	(1)	—		(1)

Total revenue	1,154	(9)		1,145
BENEFITS AND EXPENSES
Benefits to policyholders	634	—		634
General expenses	353	—		353
Depreciation and amortization	6	—		6
Interest expense	—	9	B	9

Total benefits and expenses	993	9		1,002

INCOME BEFORE INCOME TAX	161	(18)		143
Provision for income tax	56	(6)		50

NET INCOME	$105	$(12)		$93

See accompanying notes.

WCS Global Holdings, Inc.

Unaudited Pro Forma Balance Sheet

	As of June 30, 2007
(In millions)	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Investments
Fixed Maturities at fair value	$2,754	$—		$2,754
Equity securities at fair value	38	—		38
Short-term investments	335	(123	)C, F	212
Other investments	114	(59	)C	55

Total investments	3,241	(182)		3,059
Cash	5	—		5
Notes Receivable from Aon Corporation	109	(109	)C	—
Other Receivables	72	(1	)F	71
Current Income Tax Receivable	20	—		20
Deferred Income Taxes	11	6	E	17
Deferred Policy Acquisition Costs	655	—		655
Goodwill and Other Intangible Assets	12	—		12
Property and Equipment, Net	42	—		42
Reinsurance Recoverables	437	—		437
Other Assets	7	—		7

Total Assets	$4,611	$(286)		$4,325

LIABILITIES AND INVESTED EQUITY
Policy Liabilities
Future policy benefits	$1,942	$—		$1,942
Policy and contract claims	530	—		530
Unearned and advanced premiums	306	—		306
Other policyholder funds	27	—		27

Total policy liabilities	2,805	—		2,805
General Liabilities
General expenses and other liabilities	179	48	E, F	227
Notes payable	—	350	D	350

Total liabilities	2,984	398		3,382
INVESTED EQUITY
Aon Corporation's capital investment	359	—		359
Retained earnings	1,276	(675	)C, D	601
Accumulated other comprehensive income	(8)	(9)		(17)

Total Invested Equity	1,627	(684)		943

Total Liabilities & Equity	$4,611	$(286)		$4,325

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

A.    Foregone investment income due to pro forma dividend. (See note C).

B.    Assumed interest expense of 5.4% per annum on $350 million of indebtedness. (See note D).

C.    WCS will undergo a reorganization to eliminate capital inefficiencies associated with stacking non-U.S. entities and allow for more efficient movement of capital. As part of this reorganization, we have assumed that WCS will pay a $325 million dividend to Aon. We have assumed that this dividend will consist of $157 million in short-term investments, $109 million in intercompany notes and $59 million in equity partnerships and preferred securities, which will enhance the quality of WCS's investment portfolio.

D.    As a part of the distribution, we have assumed that WCS will incur $350 million of indebtedness. The proceeds of this indebtedness will be distributed to Aon through a dividend and the purchase of the capital stock of Olympic Health Management Systems, Inc.

E.    These adjustments reflect the preliminary impact of the transfer of the accrued benefits of WCS employees under Aon's U.S. defined benefit plans, and related plan assets, to new WCS-sponsored plans. The estimated portion of Aon's defined benefit pension plans attributable to employees that will be employed by WCS upon distribution are reflected in the pro forma adjustments as follows:

Adjustment
Pension Benefit Obligation	(169)
Assets	154

Funded status recorded in other liabilities	(15)
Deferred Tax Asset	6
Other Comprehensive Income	(9)

SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, requires WCS to record the funded status of the pension obligations on the balance sheet, as well as the tax and equity impacts.

F.    Settlement of remaining intercompany balances.

RISK FACTORS

        You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of the risks described below relate principally to our business and the industry in which we operate, while others relate principally to the distribution and our separation from Aon. The remaining risks relate principally to the securities markets generally and ownership of our common stock.

        Our business, financial condition or results of operations could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline. However, the risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and the Insurance Industry

Changes in interest rates and investment prices could reduce the value of our investment portfolio and adversely affect our financial condition or results.

        Our insurance underwriting subsidiaries carry a substantial investment portfolio of fixed-maturity, equity and other long-term investments. As of June 30, 2007, our fixed-maturity investments (99.9% of which were investment grade) had a carrying value of $2.8 billion, our equity investments had a carrying value of $38 million and our other long-term investments had a carrying value of $59 million. Accordingly, changes in interest rates and investment prices could reduce the value of our investment portfolio and adversely affect our financial condition or results.

        For example, changes in domestic and international interest rates directly affect our income from, and the market value of, fixed-maturity investments. Similarly, general economic conditions, stock market conditions and other factors beyond our control affect the value of our equity investments. We monitor our portfolio for "other than temporary impairments" in carrying value. For securities judged to have an "other than temporary impairment," we will need to recognize a realized loss through the statement of income to write down the value of those securities.

        We are also subject to potential declines in credit quality, either related to issues specific to certain industries or to a weakening in the economy in general. The concentration of our investment portfolio in any particular industry, group of related industries or geographic sector could have an adverse effect on our investment portfolio and, consequently, on our results of operations and financial condition. A decline in the quality of our investment portfolio as a result of adverse economic conditions or otherwise could cause realized losses on securities, including realized losses relating to derivative strategies. The financial and liquidity needs of our business could also cause us to sell assets from our investment portfolio at unfavorable prices.

Our financial results could be adversely affected if our reserves differ from actual experience.

        We maintain reserves as an estimate of our liability under insurance policies we issue. The reserves that we maintain that could cause variability in our financial results consist of (1) unearned premium reserves, (2) policy and contract claim reserves, and (3) future policy benefit reserves. Unearned premium reserves generally reflect our liability to return premiums we have collected under policies in the event of the lapse or cancellation of those policies. Under accounting principles generally accepted in the United States, premiums we have collected generally become "earned" over the life of a policy by means of a reduction in the amount of the unearned premium reserve associated with the policy.

        Policy and contract claim reserves reflect our estimated liability for unpaid claims and claims adjustment expenses, including legal and other fees and general expenses for administering the claims adjustment process, and for reported and unreported losses incurred as of the end of each accounting period. If the reserves originally established for future claims prove inadequate, we would be required to increase our liabilities, which could have an adverse effect on our business, results of operations and financial condition.

        The obligation for policy and contract claims does not represent an exact calculation of liability. Rather, reserves represent our best estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates represent informed judgments based on our assessment of currently available data, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. Many of these factors are not quantifiable in advance and both internal and external events, such as changes in claims handling procedures, inflation, judicial and legal developments and legislative changes, can cause our estimates to vary. The inherent uncertainty of estimating reserves is greater for certain types of liabilities, where the variables affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are periodically refined as experience develops and further losses are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting the level of reserves for policy and contract claims is inherently uncertain, we cannot assure you that our current reserves will prove adequate in light of subsequent events.

        Future policy benefit reserves generally relate to our liability to provide future Life insurance benefits and future Supplemental Accident & Health insurance benefits. Future policy benefit reserves on Supplemental Accident & Health and Life products have been provided on the net level premium method. These reserves are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations.

We face competitive pressures in our businesses.

        We believe that competition in our lines of business is based on service, product features, price, commission structure, financial strength, claims-paying ability ratings and name recognition. We compete with a large number of insurance companies and other financial services providers. In our North America segment, the most significant competitors with offerings similar in nature to our supplemental insurance include AFLAC Incorporated, Colonial Life & Accident Insurance Company, Bankers Life and Casualty Company and United American Healthcare Corporation in the United States and RBC Life Insurance Company, Manulife Financial, Sun Life, Great-West Life and Caisses Desjardins in Canada. In our International segment, our most significant competitors are: American International Group, Inc., BUPA Insurance, Royal & SunAlliance Insurance plc and AXA UK plc (United Kingdom); and ACE Limited, AEGON N.V. and CIGNA Corporation (rest of world). In our Senior segment, there are numerous competitors, including: United Healthcare, Humana, the Blue Cross/Blue Shield companies, Torchmark Corporation and Universal American Financial Corp. Some of our underwriting competitors have penetrated more markets and offer a more extensive portfolio of products and services and have more competitive pricing than we do, which can adversely affect our ability to compete for business. Some underwriters also have higher claims-paying ability ratings and greater financial resources with which to compete and are subject to less government regulation than our underwriting operations.

        We also expect that price and general economic conditions will affect the competitiveness of our products, especially given the fact that our consumers may have limited financial resources to apply to the purchase of our products. Our consumers enjoy significant flexibility in moving between competitors. If we do not compete effectively in our markets, if we set rates too high or too low in highly competitive markets to maintain or increase our market share, if the number of our policyholders declines or if we lose policyholders with favorable medical cost experience while retaining policyholders with unfavorable medical cost experience, our business and results of operations could be materially adversely affected.

Our businesses are subject to extensive governmental regulation which could reduce our profitability or limit our growth.

        Our businesses are subject to extensive federal, state and foreign governmental regulation and supervision, which could reduce our profitability or limit our growth by increasing the costs of regulatory compliance, limiting or restricting the products or services we sell or the methods by which we sell our products and services or subjecting our businesses to the possibility of regulatory actions or proceedings.

        Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. In the United States, this system of regulation, generally administered by a department of insurance in each state in which we do business, affects the way we can conduct our insurance underwriting business. Laws in each of the states in which we operate extensively regulate our sales practices, operations, marketing and advertising by requiring, among other things, prior approval and/or notice of new products, premium rates, benefit changes and certain material transactions, including dividend payments to stockholders, purchases or sales of assets and inter-company agreements. Furthermore, state insurance departments conduct periodic examinations, audits and investigations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters.

        Although the federal government does not generally directly regulate the insurance business, federal legislation and administrative policies in several areas, including employee benefit plan regulation, Medicare, age, race, disability and sex discrimination, investment company regulation, financial services regulation, securities laws and federal taxation do affect the insurance industry generally and our insurance underwriting subsidiaries in particular. For instance, several laws and regulations adopted by the federal government, including the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "MMA") and "Do Not Call" regulations, have created additional administrative and compliance requirements for us.

        With respect to our international operations, we are subject to various regulations relating to, among other things, licensing, currency, policy language and terms, reserves and the amount of local investment. These various regulations also add to our cost of doing business through increased compliance expenses, the financial impact of use of capital restrictions and increased training and employee expenses. Furthermore, the loss of a license in a particular jurisdiction could restrict or eliminate our ability to conduct business in that jurisdiction.

        In all jurisdictions the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals, and to implement regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of our activities or otherwise fined or penalized in a given jurisdiction. No assurance can be given that our insurance business can continue to be conducted in any given jurisdiction as it has been conducted in the past.

Certain legislative and regulatory changes to the Medicare program have materially impacted our operations and could reduce our operating results.

        Due to a legislative change enacted in late 2006, PFFS plans, including those offered by Sterling, were authorized to market and enroll beneficiaries within Medicare Advantage products year-round. This authorization was originally scheduled to remain in place until December 31, 2008. In July, this law was changed back to the pre-2007 policy, which only permitted PFFS plan companies and other Medicare Advantage plans to maintain an open enrollment period from January 1st to March 31st.

Accordingly, beginning on August 1, 2007, Sterling and all other Medicare Advantage plans no longer generally maintain the ability to enroll beneficiaries within their plans all year long.

        In 2008 and beyond, Sterling and all other Medicare Advantage plans will be permitted to enroll Medicare beneficiaries until March 31st of a calendar year, unless a special enrollment period applies. Additionally, Sterling will be able to enroll year-round those individuals just becoming eligible for Medicare. As a result of this repeal of year-round open enrollment, Sterling's primary revenue growth opportunities will now largely be contained to its sales activities of Medicare Advantage products in the first quarter of future years beginning in 2008 (coinciding with the open enrollment period).

Changes in the regulations governing, and reductions in funding for, Medicare programs could materially reduce our revenue and profitability.

        Approximately 18% and 20%, respectively, of our total revenue and earnings for the fiscal year ended December 31, 2006 was generated by the operation of our PFFS plans and Part D prescription drug plans, principally through our Sterling Life Insurance Company subsidiary. Most aspects of these plans are regulated by the federal government, including a wide number of regulatory actions which are overseen by CMS. Accordingly, if the regulatory regime becomes more prescriptive, our revenues may be adversely impacted. Our agreement with CMS, as well as applicable Medicare Part D regulations and federal and state laws, requires us to, among other obligations: (i) comply with certain disclosure, filing, record-keeping and marketing rules; (ii) operate quality assurance, drug utilization management and medication therapy management programs; (iii) implement grievance, appeals and formulary exception processes; (iv) comply with payment protocols, which include the return of overpayments to CMS and, in certain circumstances, coordination with state pharmacy assistance programs; (v) use approved networks and formularies, and provide access to such networks to any willing pharmacy; (vi) provide emergency out-of-network coverage; and (vii) adopt a comprehensive Medicare and Fraud, Waste and Abuse compliance program. Any contractual or regulatory non-compliance on our part could entail significant sanctions and monetary penalties.

        Our revenue and profitability are influenced by government funding levels for these programs. The rates paid to Medicare Advantage health plans like ours are established by contract, although the rates differ depending on a combination of factors, including statutory formula established by Congress, a policyholder's health profile and status, age, gender, county and policyholder eligibility categories. Future Medicare rate levels may be affected by continuing government efforts to contain medical expenses, including prescription drug costs, and other federal budgetary constraints. The House of Representatives passed legislation in early August of 2007 that would reduce payments for Medicare Advantage health plans over time to the level provided for Medicare fee-for-service. The legislation, known as the Children's Health and Medicare Protection Act of 2007, contained a variety of other provisions that also could have adversely affected our revenue and profitability, including substantial marketing and advertising standards, caps on enrollee cost-sharing, and a minimum medical loss ratio of at least 85%. The related legislation passed by the Senate did not contain Medicare reform provisions. The House of Representatives and Senate in September of 2007 subsequently passed legislation, referred to as the Children's Health Insurance Program Reauthorization Act of 2007, which did not contain the Medicare reform described above. This legislation was vetoed by President Bush on October 3, 2007.

        A risk exists that the current or future Congress may pass legislation to reduce reimbursement for PFFS plans and other Medicare Advantage plans and impose new regulatory burdens upon the industry. Reductions in reimbursement may adversely affect our revenue and profitability. At this time, it is difficult to quantify the level of risk to PFFS plans and Sterling because the House and Senate of Congress may still reintroduce legislation that contains Medicare reform.

        A risk also exists that Congress could pass legislation containing provisions modifying some of the PFFS contracting authorities. Current law permits PFFS plan enrollees to select any provider or hospital that is authorized to provide services under Medicare Parts A and B and agrees to accept the plan's payment terms and conditions. If this authority is statutorily removed, PFFS plans may be required to establish specific provider networks. These changes could reduce the attractiveness of PFFS plans to beneficiaries and increase our operating costs. At this time, we cannot predict whether this type of legislative change will become law.

        Further, the sales and marketing practices utilized in the Medicare Advantage program have recently been under scrutiny, and any legislative changes which may result in these areas may impact our future sales results. Changes in the Medicare program, including with respect to funding, may affect our ability to operate under the Medicare program and/or lead to reductions in the amount of reimbursement, elimination of coverage for certain benefits, or reductions in the number of persons enrolled in or eligible for Medicare.

Because our Medicare Advantage premiums, which generate most of our revenues in our U.S. Senior segment, are fixed by annual contract, we are unable to increase our Medicare Advantage premiums during the contract term if our corresponding medical benefits expense exceeds our estimates.

        Most of our Medicare Advantage revenues are generated by premiums consisting of fixed monthly payments per policyholder. We use a significant portion of our revenues to pay the costs of health care services delivered to our policyholders. These costs include claims payments and various other costs incurred to provide health insurance coverage to our policyholders. Generally, premiums in the health care business are fixed on an annual basis by contract, and we are obligated during the contract period to provide or arrange for the provision of healthcare services as established by the Federal government.

        If our medical expenses exceed our estimates, we will generally be unable to increase the premiums we receive under these contracts during the then-current terms. Accordingly, costs we incur in excess of our medical cost projections generally are not recovered in the contract year through higher premiums. As a result, our profitability in the U.S. Senior segment depends, to a significant degree, on our ability to adequately predict and effectively manage our medical expenses related to the provision of healthcare services. Accordingly, the failure to adequately predict and control medical expenses and to make reasonable estimates and maintain adequate accruals for incurred but not reported, or IBNR, claims, may have a material adverse effect on our U.S. Senior segment's financial condition, results of operations, or cash flows. If our estimates of reserves are inaccurate, our ability to take timely correction actions or to otherwise establish appropriate premium pricing could be adversely affected. Failure to adequately price our products or to estimate sufficient medical claim reserves may result in a material adverse effect on our U.S. Senior segment's financial position, results of operations and cash flows.

We are subject to a number of contingencies and legal proceedings which, if determined adversely to us, would adversely affect our financial results.

        We are subject to claims, tax assessments and lawsuits that arise in the ordinary course of business. The damages that may be claimed are substantial, including in many instances claims for punitive or extraordinary damages. The litigation naming us as a defendant ordinarily involves our activities as a provider of insurance products or employer. It is possible that, if determined adversely to us, these contingencies and legal proceedings could materially adversely affect our future financial results. For additional information, please see "Our Business—Legal Proceedings" on page [•].

We use estimates to establish insurance premium rates, and our net income may decline if our insurance premium rates are not adequate.

        We set the premium rates on our insurance policies based on facts and circumstances known at the time we issue the policies and on assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the severity and duration of the claim, the mortality rate of our policyholder base, the persistency or renewal rate of our policies in-force, our commission and policy administration expenses, and the interest rate earned on our investment of premiums. In setting premium rates, we consider historical claims information, industry statistics and other factors. If our actual claims experience proves to be less favorable than we assumed and we are unable to raise our premium rates, our net income may decrease. We generally cannot raise our premiums in any state unless we first obtain the approval of the insurance regulator in that state. We review the adequacy of our Supplemental Accident & Health and Life insurance premium rates regularly and file rate increases on our products when we believe permitted premium rates are too low. When determining whether to approve or disapprove our rate increase filings, the various insurance departments in the United States take into consideration our actual claims experience compared to expected claims experience, policy persistency (which means the percentage of policies that are in-force at certain intervals from the issue date compared to the total amount originally issued), investment income and, where applicable, medical cost inflation. If the regulators do not believe these factors warrant a rate increase, it is possible that we will not be able to obtain approval for premium rate increases from currently pending requests or requests filed in the future. If we are unable to raise our premium rates because we fail to obtain approval for rate increases in one or more states, our net income may decrease. If we are successful in obtaining regulatory approval to raise premium rates, the increased premium rates may reduce the volume of our new sales and cause existing policyholders to let their policies lapse. This would reduce our premium income in future periods. Increased lapse rates also could require us to expense all or a portion of the deferred policy costs relating to lapsed policies in the period in which those policies lapse, reducing our net income in that period.

We are required to comply with laws governing the transmission, security and privacy of health information that require significant compliance costs, and any failure to comply with these laws could result in material criminal and civil penalties.

        Regulations under HIPAA require us to comply with standards regarding the exchange of health information within our company and with third parties, including healthcare providers, business associates and our policyholders. These regulations include standards for common healthcare transactions, including claims information, plan eligibility, and payment information; unique identifiers for providers and employers; security; privacy; and enforcement.

        Given the complexity of the HIPAA regulations, the possibility that the regulations may change and the fact that the regulations are subject to changing and, at times, conflicting interpretation, our ongoing ability to comply with the HIPAA requirements is uncertain. Furthermore, a state's ability to promulgate stricter laws, and uncertainty regarding many aspects of such state requirements, make compliance more difficult. Sanctions for failing to comply with the HIPAA health information provisions include criminal penalties and civil sanctions, including significant monetary penalties. In addition, our failure to comply with state health information laws that may be more restrictive than the regulations issued under HIPAA could result in additional penalties.

        Compliance with HIPAA regulations requires significant systems enhancements, training and administrative effort. HIPAA could also expose us to additional liability for violations by our business associates (as this term is defined in the HIPAA regulations). Even though we provide for appropriate protections through our contracts with our business associates, we still have limited control over their actions and practices.

        In addition, our international insurance subsidiaries are required to comply with the privacy laws and regulations of the foreign countries in which they operate.

Sales of our products and services are dependent on our ability to attract, retain and support a network of qualified sales agents.

        Our sales could be adversely affected if our sales networks deteriorate or if we do not adequately provide support, training and education for our existing sales network. Competition exists for sales agents with demonstrated ability. We compete with other insurers and financial institutions primarily on the basis of our products, compensation, support services and financial rating. An inability to attract and retain qualified sales agents could have a material adverse effect on sales and our results of operations and financial condition.

        In addition, recent legislation to restrict open enrollment for Medicare beneficiaries may have an adverse impact on our sales. As a result of the limited annual enrollment period and the subsequent "lock-in" provisions of the MMA, our sales force may be limited in their ability to market certain of our products year-round. Our agents rely substantially on sales commissions for their income. In the future, unless the law changes, Sterling's sales agents will only be allowed to enroll individuals in our PFFS plan product for the first three months of each calendar year. Given the limited annual sales window, it may become more difficult to find agents to market and promote our products.

The status of our exclusive agents outside of the United States as independent contractors could be challenged.

        Exclusive agents in the United States are employees under applicable state and federal tax rules and regulations. Outside the United States, our exclusive agents generally operate as independent contractors bearing their own expenses and providing their own benefits. From time to time an individual agent or group of agents have challenged their independent status in proceedings claiming entitlement to certain benefits reserved for employees. While each case turns on its particular set of facts, the independent status of our agents outside of the United States has been upheld in most of these instances. Should a challenge to the independent status of our field agents be successfully made, we could incur substantial additional costs (including potential retroactive payments for tax adjustments) if we had to treat such agents as employees. Additionally, we can not be certain that any of our agents who might be subject to a change in employment status would wish to consider remaining as sales personnel for our company.

Restrictions on our ability to market may adversely affect our revenue.

        We rely on our marketing and sales efforts for a significant portion of our premium revenue growth. The federal government and state and local governmental bodies in the states in which we operate permit marketing but impose strict requirements and limitations as to the types of marketing activities that are permitted. Insurance companies are required to comply with federal "Do Not Call" regulations, including by developing their own Do Not Call lists and referencing state and federal Do Not Call registries before making calls to market insurance products. As of October 23, 2007, it was estimated that more than 145 million residential telephone and cellphone numbers in the United States were registered on the federal Do Not Call registry, which could limit the number of marketing calls that our exclusive agents are able to make. Additionally, some governmental bodies have imposed personal approach restrictions which, together with Do Not Call regulations, could negatively impact sales. Our international operations are also subject to similar marketing regulations and restrictions. For example, Australia has enacted regulations prohibiting our agents from selling our products to potential consumers without an appointment prior to a personal visit.

        Recently, CMS imposed a new set of restrictions on marketing to Medicare beneficiaries. On June 15, 2007, Sterling voluntarily agreed, upon CMS's request of Sterling and other PFFS plan providers, to temporarily suspend marketing activities of non-group, individual PFFS plans effective June 22, 2007. On September 24, 2007, CMS notified Sterling that Sterling had demonstrated accelerated compliance with 2008 CMS marketing requirements. At this time, we do not believe that these recently-enacted restrictions will have a significant impact on our projected revenue. However, if additional changes are proposed by CMS or Congress, it is possible that our revenues may be adversely affected.

Our product markets are subject to risks of general economic conditions.

        Because we primarily serve the middle income market for Supplemental Accident & Health and Life insurance, we face significant competition from alternative uses of a consumer's disposable income. In times of economic downturns that affect employment levels, potential policyholders may be less likely to buy policies from us, and our current policyholders may fail to pay premiums.

Our ability to provide new products or existing products in new markets in a profitable manner is not certain.

        Our ability to provide new products in any of our segments or to provide existing products in new markets in a profitable manner is not certain. Our Sterling Life Insurance Company subsidiary began marketing stand-alone prescription drug coverage (referred to as Part D coverage) in 2006, and a Medicare Advantage plan offering prescription drug benefits, called an MA-PD, in 2007. Our ability to profitably operate our Part D Plans and MA-PDs will depend on a number of factors, including our ability to attract policyholders, to continue to develop the necessary core systems and processes and to manage our medical expense related to these plans. Because there has been less than two years of experience with the new Medicare Part D program, there remains uncertainty as to the ultimate market size, consumer demand, and related benefit loss ratio. In addition, because of increasing medical cost inflation and concerns about the solvency of the Medicare program, it is possible that changes will be made to the Medicare program by Congress in the future. These changes could have either a positive or negative effect on our business. Accordingly, we do not know whether we will be able to operate our stand-alone Part D Plans or MA-PDs profitably or competitively in the future, and our failure to do so could have an adverse effect on our results of operations.

        One of our strategic goals is to also to continue to identify new international markets in which we can geographically expand our product platform. Our ability to provide our existing products and/or create new products for these new international markets in a profitable manner is not certain.

If we fail to effectively implement our operational and strategic initiatives, the growth of our business could be affected.

        Our growth depends, in part, on our ability to execute our strategy and position us for the future. This strategy includes implementing enhancements to our sales model. If we do not successfully execute these enhancements to our sales model, agent productivity could be impacted.

        The growth of our Medicare business is an important part of our business strategy. Any failure to achieve this growth may have an adverse effect on our future performance. In addition, the expansion of our Medicare business in relation to our other businesses may intensify the risks to us inherent in the Medicare business, which are described elsewhere in this information statement.

        We also believe that we can generate additional revenue and increase our growth by having our International segment continue to invest in selected new markets in Eastern Europe and Asia. In 2006 and 2007, we entered Spain and Austria, respectively, building from the successful platform of our other European operations and leveraging existing infrastructure and distribution models from the U.K., Portugal and Germany. We expect to identify new international markets based on social, political and economic criteria. The growth of our International segment is also an important part of our business strategy, and any failure to achieve this growth may have an adverse effect on our future performance.

The volume of premiums we write and our profitability are affected by the size and adequacy of our capital base.

        The level of business we are able to write also depends on the size and adequacy of our capital base. Many state insurance laws to which we are subject impose risk-based capital requirements for purposes of regulating insurer solvency. Insurers having less statutory surplus than that required by the risk-based capital model formula generally are subject to varying degrees of regulatory scrutiny and intervention, depending on the level of capital inadequacy. As of December 31, 2006, each of our insurance company subsidiaries met the statutory surplus requirements in each jurisdiction in which it conducts business. Although we intend to increase the volume of premiums we write as part of our growth strategy, we may not be able to generate the necessary capital to do so.

The occurrence of natural or man-made disasters could adversely affect our financial condition and results of operations.

        We are exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, fires, floods and tornadoes, and pandemic health events such as avian influenza, as well as man-made disasters, including acts of terrorism and military actions. For example, a natural or man-made disaster could lead to unexpected changes in persistency rates as policyholders and contractholders who are affected by the disaster may be unable to meet their contractual obligations, such as payment of premiums on our insurance policies. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business and increased claims from those areas. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations.

        A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us. In addition, a disaster could adversely affect the value of the assets in our investment portfolio if it affects companies' ability to pay principal or interest on their securities.

We may be required to refund or reduce premiums or enhance benefits if we are not in compliance with minimum statutory loss ratios.

        Certain insurance regulators require that we maintain minimum statutory loss ratios on some of the insurance products that we sell. State regulations also mandate the manner in which insurance companies may compute loss ratios and the manner in which compliance is measured and enforced. Where required, we provide to insurance departments annual calculations that demonstrate compliance with required loss ratio standards for our Supplemental Accident & Health, Long-Term Care and Medicare supplement insurance. We believe that our insurance company subsidiaries currently comply with all applicable mandated minimum loss ratios. However, if our insurance products are not in compliance with state mandated minimum loss ratios or if states adjust minimum loss ratios retroactively, state regulators may require us to refund or reduce premiums or enhance benefits, which could have an adverse effect on our results of operations. Although the international jurisdictions in which we conduct our business generally do not have similar regulations, it is possible that insurance regulators in these international jurisdictions may implement similar compliance measures for the products that are sold by our International segment which, if implemented, could also have an adverse effect on our results of operations.

Our significant global operations expose us to various international risks that could adversely affect our business.

        A significant portion of our operations are conducted outside the U.S. Accordingly, we are subject to legal, economic, business and market risks associated with operating in foreign countries, including:

  •
  the general economic and political conditions existing in those countries;

  •
  imposition of limitations on conversion of foreign currencies or remittance of dividends and other payments by foreign subsidiaries;

  •
  imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

  •
  difficulties in staffing and managing our foreign offices, and the increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

  •
  imposition or increase of investment and other restrictions by foreign governments; and

  •
  the requirement of complying with a wide variety of foreign laws.

        We must translate the financial results of our foreign subsidiaries into U.S. dollars. Although we use various derivative financial instruments to help protect against adverse translation effects due to exchange rate fluctuations, we cannot eliminate such risks and significant changes in exchange rates may adversely affect our results.

We will have debt outstanding that could adversely affect our financial flexibility.

        In connection with the distribution we will incur indebtedness in the form of a short-term bridge loan facility under which we will borrow approximately $[•] million.

        The terms of the bridge loan facility noted above and any future indebtedness may impose various restrictions and covenants on us that could have adverse consequences, including:

  •
  limiting our ability to pay extraordinary dividends or make other restricted payments, including redemptions and repurchases of stock;

  •
  limiting our ability to incur additional indebtedness (including guarantees of other indebtedness and hedging arrangements);

  •
  restricting our ability to incur liens and enter into sale and leaseback transactions;

  •
  limiting our ability to enter into mergers, acquisitions or asset sales; and

  •
  limiting our ability to enter into transactions with affiliates and certain transactions limiting the ability of subsidiaries to pay dividends, in each case, subject to certain exceptions.

        Giving effect to the debt we will incur in connection with the distribution, our total combined indebtedness for borrowed money will be approximately $[•] million. We may also incur additional indebtedness in the future.

A decline in our financial strength and claims-paying ability ratings may increase policy cancellations and negatively impact new sales of insurance products.

        Financial strength and claims-paying ability ratings are factors in establishing the competitive position of insurance companies. These ratings are based upon criteria established by the rating agencies for the purpose of rendering an opinion as to an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. They are not evaluations directed toward the protection of investors, nor are they recommendations to buy, sell or hold our securities. Periodically, the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. A downgrade, or the potential for a downgrade, of our ratings could, among other things, increase the number of policy cancellations, adversely affect relationships with brokers, retailers and other distributors of our products and services, negatively impact new sales and adversely affect our ability to compete.

        Combined Insurance Company of America, the principal insurance subsidiary that underwrites our Supplemental Accident & Health and Life insurance business that we refer to as "CICA," is currently rated "A" (excellent; third highest of 16 rating levels) by A.M. Best Company, "A-" (strong; third highest of nine rating levels and third highest ranking within the level) for financial strength by Standard and Poor's Ratings Services, "A3" (good; third highest of nine rating levels and third highest ranking within the level) for financial strength by Moody's Investors Service and "A-" (strong; third highest of nine rating levels and third highest ranking within the level) for financial strength by Fitch Ratings. Our Sterling Life Insurance Company subsidiary is currently rated "A-" (excellent; fourth highest of 16 rating levels) by A.M. Best Company. We cannot assure you that one or more of the rating agencies will not downgrade or withdraw their financial strength or claims-paying ability ratings as a result of the distribution or for some other reason in the future.

A decline in credit ratings could adversely affect our borrowing costs and financial flexibility.

        A downgrade in the credit ratings could increase our borrowing costs and reduce our financial flexibility. A downgrade in credit ratings may also adversely affect the claims-paying ability or financial strength ratings of our insurance company subsidiaries. See "A decline in our financial strength and claims-paying ability ratings may increase policy cancellations and negatively impact new sales of insurance products" above.

We are a holding company and, therefore, may not be able to receive dividends in needed amounts from our subsidiaries.

        Our principal assets are the shares of capital stock of our subsidiaries, including our Supplemental Accident & Health, Life and Medicare-related insurance underwriting companies. We have to rely on dividends from these subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations and for paying dividends to stockholders and corporate expenses. Payments from our underwriting subsidiaries are limited by governmental regulation and depend on the surplus and future earnings of these subsidiaries. In some circumstances, specific payments from our insurance underwriting subsidiaries may require prior regulatory approval and we may not be able to receive dividends from these subsidiaries at times and in the amounts we anticipate or require.

We cannot guarantee that our underwriting subsidiaries' reinsurers will pay in a timely fashion, if at all.

        To better manage our portfolio of underwriting risk, we purchase reinsurance, thereby transferring part of the risk that we assume (known as ceding) to a reinsurance company in exchange for part of the premium that we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred (or ceded) to the reinsurer, it does not relieve us of our liability to our policyholders. Accordingly, we bear credit risk with respect to our reinsurers. Recently, due to industry and general economic conditions, there is an increasing risk of insolvency among reinsurance companies, resulting in a greater incidence of litigation and affecting the recoverability of claims. We cannot assure that our reinsurers will pay the reinsurance recoverables owed to us or that they will pay these recoverables on a timely basis.

        The largest reinsurance treaty in place today relates to a block of business sold to General Electric Company ("GE"), a portion of which was transferred to Genworth Financial in connection with its separation from GE. As of December 31, 2006, approximately $263 million of reserves were ceded to subsidiaries of GE/Genworth Financial as part of the 1996 sale of business written by us through an alternate distribution channel. This coverage was a combination of Universal Life, association group Accident & Health, and employer group disability contracts. In addition, we have performed and continue to perform certain limited underwriting activities for GE/Genworth Financial.

        We also assume automobile credit life and disability insurance that is issued and administered by Resource Life Insurance Company ("Resource"), a former subsidiary of Aon that was sold on November 30, 2006. Resource cedes the business to unaffiliated insurance companies, who then cede the business to us. The assumed business that originates at automobile dealers with captive reinsurers is then ceded by us to those reinsurers. Effective December 1, 2006, all business that had not been reinsured with the captive reinsurers is ceded to Rockford Life Insurance Company ("Rockford"), a former subsidiary of Aon that was sold on November 30, 2006. As of December 31, 2006, approximately $34 million of assumed reserves are ceded to captive reinsurers and approximately $22 million of direct and assumed reserves are ceded to Rockford.

Changes in our accounting estimates and assumptions could negatively affect our financial position and results.

        We prepare our financial statements in accordance with U.S. generally accepted accounting principles. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of our financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions including those relating to reserves to pay policy liabilities, deferred policy acquisition costs, the valuation of investments, income taxes, stock-based compensation and contingencies and litigation. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. Actual results could differ from these estimates, and changes in accounting standards could increase costs to our organization and could have an adverse impact on our future financial position and results of operations.

Our reliance upon third party information technology system providers may disrupt or adversely affect our operations.

        We have outsourced to and are dependent on independent third parties for significant portions of our information technology systems-related support, equipment, facilities and processing, including data center operations, data network processing and voice communication services. This dependence makes our operations vulnerable to such third parties' failure to perform adequately under the applicable contract, due to internal or external factors. While we believe that we have adequate monitoring and review controls in place, we have not been able to independently test and verify these third party systems. There can be no assurance that these third parties will be able to provide their services to us in an error-free and uninterrupted manner. In addition, any change in service providers could result in a decline in service quality and effectiveness or less favorable contract terms which could adversely affect our operating results.

Risks Related to Our Separation from Aon Corporation

We could incur significant tax liability if the distribution becomes a taxable event.

        Aon has requested a private letter ruling from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution substantially to the effect that, for U.S. federal income tax purposes, the separation of our business from Aon and the distribution of our common stock will qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the "Code"). The distribution is conditioned on the receipt of a favorable ruling. Although the private letter ruling would generally be binding on the Internal Revenue Service, if the factual representations and assumptions made in the private letter ruling request are untrue or incomplete in any material respect, then the private letter ruling could be retroactively revoked or modified by the Internal Revenue Service and Aon may not be able to rely on the ruling. Furthermore, the Internal Revenue Service will not rule on whether the distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling is based upon representations by Aon that those requirements have been satisfied, and any inaccuracy in such representations could invalidate the ruling.

        The distribution is also conditioned upon Aon's receipt of an opinion of Baker & McKenzie LLP, counsel to Aon (or other nationally recognized tax counsel), in form and substance satisfactory to Aon, to the effect that certain requirements under section 355 of the Code (relating to business purpose and device) on which the Internal Revenue Service will not normally rule are satisfied. The opinion will rely on the Internal Revenue Service private letter ruling as to matters covered by the ruling. The opinion will be based upon, among other things, certain assumptions and representations as to factual matters made by Aon and us which, if untrue or incomplete in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the Internal Revenue Service or the courts, and the Internal Revenue Service or the courts may not agree with the opinion.

        Both Aon and its stockholders could be taxed on the distribution if the distribution were not to qualify for tax-free treatment for U.S. federal income tax purposes. In general, Aon would be subject to tax as if it had sold the WCS business in a taxable sale, and the Aon stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of the WCS common stock distributed to them. For a more complete discussion of the U.S. federal income tax consequences of the distribution being rendered taxable, see "The Distribution—Important Federal Income Tax Consequences."

Certain transactions occurring after the distribution could cause tax to be imposed on Aon and we may be required to indemnify Aon for such tax.

        Although the distribution is expected to be free from U.S. federal income tax as of the distribution date, it could be rendered taxable as a result of subsequent actions or events. Should this occur, we could be jointly and severally liable for, and could be required to indemnify and pay Aon for, taxes and resulting liabilities imposed upon Aon with respect to the distribution. For more information, see "Our Relationship With Aon After the Distribution—Tax Sharing and Disaffiliation Agreement."

        The distribution could become taxable to Aon (but not its stockholders) if:

  •
  acquisitions involving 50% or more of our stock (by vote or value) are found to be part of a plan (or a series of related transactions) of which the distribution is a part; or

  •
  acquisitions involving 50% or more of Aon common stock (by vote or value) are found to be part of a plan (or a series of related transactions) of which the distribution is a part.

        Although the taxes described above generally would be imposed on Aon, we would be liable for all or a portion of these taxes in the circumstances described below. First, as part of the distribution, we will enter into a Tax Sharing and Disaffiliation Agreement with Aon. This agreement will allocate between Aon and us the taxes and liabilities relating to any failure of the distribution to be tax-free. There is no maximum limit on the amount that we may have to pay Aon as an indemnity and this liability, if it accrued, would be substantial. For more information regarding the Tax Sharing and Disaffiliation Agreement, see "Our Relationship With Aon After the Distribution—Tax Sharing and Disaffiliation Agreement." Second, aside from the Tax Sharing and Disaffiliation Agreement, under U.S. federal income tax laws, we and Aon would be jointly and severally liable for Aon's U.S. federal income taxes resulting from the distribution being taxable. This means that even if we are not required to indemnify Aon for any liabilities and expenses under the Tax Sharing and Disaffiliation Agreement if the distribution fails to be tax-free, we may still be liable for all or any part of these liabilities under law.

We may not realize the expected benefits from our separation from Aon.

        We cannot assure you that we will realize the benefits we have described elsewhere in this information statement. In addition, we will incur significant costs, which may be greater than those for which we have planned, and we will bear the negative effects of our separation from Aon, including loss of access to the financial, managerial and professional resources from which we have benefited in the past, regardless of whether we are able to realize any benefits of the distribution.

We have not previously operated as an independent company, and our new management team has been assembled for only a short period of time, which may impact their ability to fully implement our business strategy to the extent that they do not work together effectively.

        We have not previously operated as an independent public company, and our new management team has been assembled only a short time. Following our separation from Aon, we will be fully responsible for arranging our own funding, for managing all of our own administrative and employee arrangements and for supervising all of our legal and financial affairs, including publicly reported financial statements. We will adopt separate incentive compensation and stock incentive plans for our employees and will develop our own compliance and administrative procedures as necessary for a publicly held company. We anticipate that our success in these endeavors will depend substantially upon the ability of our senior management and other key employees to work together. Although the individual members of our senior management team have significant insurance and financial services industry experience, they have only recently worked together as a group. Accordingly, while the insurance underwriting business has been profitable as a part of Aon, we cannot assure you that, as an independent company, our revenues and profits will continue at the same level. Moreover, the inability of our senior management to function cohesively could delay or prevent us from implementing fully our business strategy, which could have a material adverse effect on our results.

Our historical and pro forma financial information may not necessarily be indicative of our results as an independent company and, therefore, may not be reliable as an indicator of our performance.

        Our historical combined financial information included in this information statement does not reflect what our financial position, results of operations or cash flows would have been as an independent company during the periods presented and is not necessarily indicative of our future financial position, future results of operations or future cash flows. This is primarily a result of:

  •
  the distribution of [•] million shares of our common stock to holders of Aon common stock;

  •
  the incurrence of $[•] million of indebtedness in connection with the distribution and our separation from Aon, and the distribution of these proceeds to Aon through a dividend and the purchase of Olympic Health Management Systems, Inc.; and

  •
  the distribution by us to Aon of (i) $[•] million of short-term investments, equity partnerships and preferred securities and (ii) $[•] million in intercompany notes.

        The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the distribution and the transaction agreements. Additionally, this information is forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Accordingly, our unaudited pro forma combined financial statements do not necessarily reflect what our financial position or results of operations would have been as a stand-alone company and are not necessarily indicative of our future financial position or future results of operations. For more information, see "Selected Historical Financial and Other Data," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined financial statements and the notes to those statements included elsewhere in this information statement.

We may not be able to fund our future capital requirements internally or obtain third-party financing.

        In the past, our working capital requirements have been met from internally-generated cash flow. Following the distribution, however, we may be required or choose to obtain additional debt or equity financing to meet our future working capital requirements, as well as to fund capital expenditures. Future equity financings could be dilutive to the existing holders of our common stock. In addition, we will be required to refinance our short-term bridge loan facility. Future debt financings could involve restrictive covenants that limit our ability to take certain actions, including the payment of dividends. To the extent we must obtain financing from external sources to fund our capital requirements, we cannot guarantee that financing will be available on favorable terms and any financing may not be at interest rates as favorable as those historically enjoyed by Aon. For more information regarding our short-term capital requirements, see "Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operation—Financial Condition, Capital Resources and Liquidity."

We may incur significant expenses to create the infrastructure necessary to operate as a stand-alone company.

        We have historically used Aon's infrastructure to support certain of our business functions, including the information systems and telecommunications supporting our operations and the systems that provide for accounting and financial reporting, human resource management and other administrative services. The expenses related to establishing and maintaining this infrastructure were spread among all of the Aon businesses. Following the distribution, we will no longer have access to Aon's infrastructure, and we will need to establish our own. We currently expect to incur costs in 2007 and 2008 to establish this necessary infrastructure.

        We will enter into an agreement with Aon pursuant to which Aon will provide for us certain transition services in various countries around the world for a period of time following the distribution. These services include information systems and telecommunications, human resources, finance and accounting and other administrative services. If, after the expiration of the agreement, we are unable to perform these services or replace them in a timely manner or on terms and conditions as favorable as those we expect to receive from Aon, we may experience operational problems. In addition, since the agreement is being negotiated in the overall context of the distribution, if we cannot perform these services internally, we may have to pay higher prices for similar services from unaffiliated third parties. See "Our Relationship With Aon After the Distribution—Transition Services Agreement."

We may have been able to receive better terms from unaffiliated third parties than the terms provided in our agreements with Aon.

        The agreements related to our separation from Aon, including the Distribution Agreement, Tax Sharing and Disaffiliation Agreement, Transition Services Agreement, Employee Benefits Agreement, Insurance Administration Agreement and a sublease with Aon for office space in Glenview, Illinois, were negotiated in the context of our separation from Aon while we were still part of Aon and, accordingly, may not reflect terms that would have been reached between unaffiliated parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations between Aon and us. Had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us. See "Our Relationship With Aon After the Distribution."

Following our separation from Aon, we may experience increased costs resulting from decreased purchasing power, which could decrease our overall profitability.

        Prior to our separation from Aon, we were able to take advantage of Aon's size and purchasing power in procuring goods, services and technology, such as computer software licenses. As a separate, stand-alone entity, we may be unable to obtain similar goods, services and technology at prices or on terms as favorable as those obtained prior to the separation, which could decrease our overall profitability.

Our separation from Aon could have negative consequences on our effective tax rate.

        We have accumulated approximately $120 million of undistributed accumulated earnings from certain of our international subsidiaries at December 31, 2006, which were reinvested indefinitely outside the United States. As a result, no provision has been made for United States federal income taxes (net of applicable foreign tax credits) on those foreign earnings. At this time, we intend to reinvest those funds in foreign business as investment needs and opportunities arise. If such foreign investment needs and opportunities are not sufficient at some point in the future or we change our accounting representations under U.S. generally accepted accounting principles with regard to those undistributed earnings, we could be required to report incremental United States federal income tax on such foreign earnings whether or not actually repatriated. Under such circumstances, our effective tax rate would increase.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following our separation from Aon. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

        Our financial results previously were included within the consolidated results of Aon, and our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the distribution and our separation from Aon, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

Risks Related to Ownership of Our Common Stock

There has been no prior market for our common stock, the trading price of our common stock may be volatile and you may not be able to sell your shares at or above the initial market price for our common stock following the distribution.

        There has been no prior trading market for our common stock. Although we intend to file an application to have our common stock listed on the NYSE, an active public market for our common stock may not develop. We have not and will not set the initial price of our common stock; that price will instead be established by the public markets.

        We cannot predict the price at which our common stock will trade after the distribution. In fact, the combined trading prices of a share of our common stock and a share of Aon common stock after the distribution may not equal or exceed the trading price of a share of Aon common stock immediately prior to the distribution. The price at which our common stock trades likely will fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the public markets and may be influenced by many factors, many of which are beyond our control, including:

  •
  lack of a trading history;

  •
  changes in expectations concerning our future financial performance and the future performance of the accident and health and life insurance industries in general, including financial estimates and recommendations by securities analysts;

  •
  our financial results and differences between our actual financial and operating results and those expected by investors and analysts;

  •
  the operating and stock price performance of other comparable companies;

  •
  our business profile and market capitalization may not fit the investment objectives of Aon's current stockholders, including stockholders who hold Aon stock based on Aon's inclusion in the Standard & Poor's 500 Index ("S&P 500") and other indices, as it is likely that WCS's common stock will not be included in the S&P 500 and certain other indices after the distribution. However, some of this selling pressure may be offset to the extent WCS common stock is purchased by other investors due to WCS's inclusion in other indices;

  •
  strategic moves by us or our competitors, such as acquisitions or restructurings;

  •
  changes in the regulatory environment governing our business;

  •
  our capital structure, including the amount of our indebtedness;

  •
  general economic, industry and market conditions;

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  the depth and liquidity of the market for our common stock;

  •
  fluctuations in currency exchange rates;

  •
  our dividend policy;

  •
  investor perceptions of our business and us;

  •
  a shift in our investor base; and

  •
  the impact of the factors referred to elsewhere in "Risk Factors."

        For more information, see "The Distribution—Market for Our Common Stock; Trading of Our Common Stock Prior to the Distribution Date."

Substantial sales of our common stock could occur in connection with the distribution, which could cause our stock price to decline.

        Shares of our common stock distributed in connection with the distribution generally may be sold in the public markets immediately following the distribution. Some Aon stockholders who receive shares of our common stock in connection with the distribution may sell our shares shortly after the distribution for any number of reasons. In particular, index funds tied to the S&P 500 and other indices hold shares of Aon common stock. To the extent our common stock is not included in these indices, certain of these index funds likely will be required to sell the shares of our common stock they receive in connection with the distribution. The sale of significant amounts of our common stock, or the perception in the market that this will occur, may lower the market price of our common stock.

Certain provisions of our certificate of incorporation and by-laws and of Delaware law, as well as state and foreign insurance laws, will make it difficult for stockholders to change the composition of our Board of Directors and may discourage takeover attempts which could be beneficial to us and our stockholders.

        Certain provisions of our certificate of incorporation and by-laws, which we intend to amend and restate prior to the date of distribution, could have the effect of delaying or preventing changes in control if our Board of Directors determines that such changes in control are not in the best interests of us and our stockholders. These provisions of our certificate of incorporation and by-laws, once amended, may include, among other things, the following:

  •
  the size of the Board of Directors may be set only by the Board of Directors;

  •
  vacancies on our Board of Directors may only be filled by our Board of Directors;

  •
  the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

  •
  stockholder action may be taken only at a special or regular meeting;

  •
  stockholders may not call a special meeting of stockholders; and

  •
  advance notice procedures for nominating candidates to our Board of Directors or presenting matters at stockholder meetings.

        We are also subject to Delaware laws, including Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders. For more information, see "Description of Our Capital Stock" and "Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-Laws and Delaware Law."

        We are also subject to state statutes governing insurance holding company systems which generally require that any person or entity desiring to acquire direct or indirect control of any of our insurance company subsidiaries obtain prior regulatory approval. Control would be presumed to exist under most state insurance laws with the acquisition of 10% or more of our outstanding voting securities. Certain of our foreign insurance company subsidiaries are also subject to laws which may require prior regulatory approval of a change of control. Applicable state and foreign insurance company laws and regulations could delay or impede a change of control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this information statement, including under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business" and elsewhere. These forward-looking statements include statements regarding both us specifically and the industries in which we operate generally. Statements that include words such as "expect," "intend," "plan," "believe," "project," "anticipate," "seek," "will" and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the U.S. federal securities laws or otherwise. These statements are subject to risks and uncertainties and include any statements that are not historical factors and statements regarding our financial position, business strategy and other plans and objectives for future operations. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated in such statements.

        These factors include those listed under "Risk Factors," and also include, but are not limited to, the following:

  •
  the effect of political, economic and market conditions and geopolitical events in the United States and other countries throughout the world in which we do business;

  •
  changes in global equity and fixed income markets that could affect the return on invested assets;

  •
  fluctuations in exchange and interest rates that could influence revenue and expense;

  •
  rating agency actions that could affect our relationships with consumers and sales agents and our ability to borrow funds;

  •
  the difference in ultimate paid claims from actuarial estimates;

  •
  mortality, morbidity, usage of health care services, persistency and other factors which may affect the profitability of our insurance products;

  •
  the actions and initiatives of current and potential competitors;

  •
  our ability to continue to recruit and retain productive agents and distribution partners and consumer response to new products, distribution channels and marketing initiatives;

  •
  the loss of current policyholders or the inability to obtain new policyholders;

  •
  the impact of current, pending and future legislation, regulation and regulatory and legal actions which, among other things, could materially adversely affect Sterling's Medicare Advantage health plans, including its PFFS plans;

  •
  changes in the coverage terms, including deductibles and limits, selected by insurance policyholders;

  •
  our ability to successfully enter new markets for the sale of our products and services;

  •
  consolidation and restructuring in the insurance industry;

  •
  unanticipated developments relating to lawsuits, investigations or similar matters;

  •
  investor sentiment; and

  •
  our reputation.

        You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement.

THE DISTRIBUTION

Background and Reasons for the Distribution

        The Board of Directors of Aon regularly reviews the various businesses conducted by Aon to ensure that resources are deployed and activities are pursued in the best interests of its stockholders. In July, 2007, Aon's Board of Directors authorized in principle the distribution of our common stock to Aon's stockholders in a tax-free distribution. This authorization is subject to final approval by the Aon Board of Directors, which approval is subject to, among other things, the receipt and continued validity of a private letter ruling from the Internal Revenue Service and the receipt of an opinion of Baker & McKenzie LLP, counsel to Aon (or other nationally recognized tax counsel), in each case with respect to the tax-free nature of the distribution. In making the determination to spin off our business, the Board of Directors of Aon acknowledged that the principal focus of Aon is on its brokerage and consulting businesses, and that our underwriting business did not fit within that focus. The Board of Directors of Aon recognized that the distribution would permit us to focus our attention and financial resources on our Supplemental Accident & Health, Life and Medicare-related insurance business.

        The operating and financial characteristics of our business are different from those of Aon's businesses. The services we provide and consumers we serve are different from the services that Aon provides and the clients it serves. We are focused on enhancing our position as a provider of Supplemental Accident & Health, Life and Medicare-related insurance products to individual consumers. Aon, on the other hand, is focused on enhancing its position as a provider of brokerage and consulting services to large-to-medium sized companies and firms. Additionally, because Aon's brokerage and consulting businesses do not underwrite risk, these businesses require less capital than our insurance underwriting business.

        Aon and WCS believe that the separation of our businesses will provide several opportunities and benefits that are expected to enhance stockholder value, including the following:

  •
  Business Focus. Each company will be better able to focus its attention and financial resources on its own distinct businesses, opportunities, markets and challenges so that each can pursue the most appropriate long-term growth opportunities and business strategies.

  •
  Capital Flexibility. We will be able to invest more excess cash flow into growth initiatives, including continued international expansion, increased investments in the Combined and Sterling brands and expansion of our service offerings, rather than having a part of our cash flow reinvested into Aon. In addition, we will have direct access to the public capital markets to allow us to seek to finance our operations and growth without having to compete with other Aon businesses with respect to that financing.

  •
  Employee Incentives. We will be able to develop customized incentive programs to attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link their compensation to our financial performance. These programs will be designed to more directly reward employees based on our performance.

  •
  Expense Initiatives. We will be able to target individual expense levels and work to achieve the most efficient operating cost structure for our businesses.

  •
  Investment Portfolio. By separately managing our investment portfolio, we will be able to tailor the composition and duration of our investments portfolio to better match our business mix and product offerings with our risk tolerance.

  •
  Market Recognition and Appeal. The investment community, including analysts, stockholders and prospective investors in each company, will be better able to evaluate the merits and future prospects of each company, thereby enhancing the likelihood that each company will receive appropriate market recognition of its performance and potential. In addition, investors who understand, appreciate and value our businesses will now be able to invest directly in WCS.

        The Aon Board of Directors also considered a number of potentially negative factors in evaluating the separation, including the potential loss of synergies (if any) from operating as one company and potential increased costs, potential disruptions to the businesses as a result of the separation, risks of being unable to achieve the benefits expected to be achieved by the separation, the risk that the plan of separation might not be completed and the one-time and ongoing costs of the separation. The Aon Board of Directors concluded that the potential benefits of the separation outweighed these factors.

        In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the Aon Board of Directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the Aon Board of Directors likely may have given different weights to different factors.

Manner of Effecting the Distribution

        The general terms and conditions relating to the distribution are set forth in the Distribution Agreement. For a description of that agreement see, "Our Relationship with Aon after the Distribution—Distribution Agreement."

        On the distribution date, Aon will effect the distribution by delivering all of the outstanding shares of WCS common stock to [•] as distribution agent, for distribution to the holders of record of Aon common stock at the close of business on the record date. The distribution will be made in book-entry form on the basis of one share of WCS common stock for every [•] shares of Aon common stock held on the record date of [•], 200[•]. Each share of WCS common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights. See "Description of Our Capital Stock."

        A book-entry account statement reflecting your ownership of shares of WCS common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [•], 200[•].We will not issue physical stock certificates, even if requested.

        Fractional shares of our common stock will not be issued to Aon stockholders as part of the distribution nor credited to book-entry accounts. Accordingly, record stockholders of a number of shares of Aon common stock that is not equal to a multiple of [•] on the record date will receive cash in lieu of fractional shares. The distribution agent will aggregate all of the fractional shares and sell them in the open market at then prevailing prices on behalf of these stockholders. These stockholders will receive cash payments in the amount of their proportionate share of the net sale proceeds from the sale of the aggregated fractional shares, based upon the average gross selling price per share of our common stock after making appropriate deductions for required withholdings for U.S. federal income tax purposes, if any, and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to the sale of fractional shares. See "—Important Federal Income Tax Consequences—U.S. Federal Income Tax" for a discussion of the U.S. federal income tax treatment of the proceeds received from the sale of fractional shares. We anticipate that these sales will occur as soon after the distribution date as practicable as determined by the distribution agent. None of Aon, us or the distribution agent will guarantee any minimum sale price for the fractional shares. The distribution agent will have the sole discretion to select the broker-dealer(s) through which to sell the shares and to determine when, how and at what price to sell the shares. Further, neither the distribution agent nor the selected broker-dealer(s) will be our affiliate or an affiliate of Aon.

Results of the Distribution

        After the distribution, we will be an independent, publicly traded company owning and operating what had previously been Aon's Supplemental Accident & Health, Life and Medicare-related insurance business. Immediately after the distribution, we expect to have approximately [•] holders of shares of WCS common stock and approximately [•] million shares of WCS common stock issued and outstanding based on the distribution ratio described above and the anticipated number of beneficial stockholders and outstanding Aon shares on [•], 200[•], the record date. The actual number of shares to be distributed will be determined based on the number of Aon shares outstanding on the record date.

        You will not be required to make any payment for the shares of WCS common stock you receive, nor will you be required to surrender or exchange your shares of Aon common stock or take any other action in order to receive shares of WCS common stock. The distribution will not affect the number of outstanding Aon shares or any rights of Aon stockholders, although it may affect the market value of the outstanding Aon common shares.

Important Federal Income Tax Consequences

        The tax treatment of an Aon stockholder may vary depending upon the stockholder's particular situation, and some Aon stockholders (including insurance companies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities (and investors in those entities), broker-dealers, persons who do not hold Aon common stock as a capital asset, employees of Aon, non-U.S. holders of Aon common stock and individuals who hold Aon common stock as part of a straddle, hedge, synthetic security, integrated investment, or conversion transaction or who are subject to alternative minimum tax or who acquired their shares as compensation) may be subject to special rules not discussed below. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX RULES, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

  U.S. Federal Income Tax

        The following summarizes the material U.S. federal income tax consequences of the distribution. The discussion that follows is based on and subject to the Code, Treasury Regulations under the Code, existing administrative interpretations and court decisions as of the date of this information statement, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation. The following discussion does not address the effects of the distribution under any state, local or foreign tax laws.

        In August, 2007, Aon requested a private letter ruling from the Internal Revenue Service to the effect that, among other things, the distribution (including certain related transactions) will be tax-free to Aon, us and Aon stockholders for United States federal income tax purposes under sections 355, 368 and related provisions of the Code, assuming, among other things, the accuracy of the representations made by Aon with respect to the matters on which the Internal Revenue Service does not rule. Although a private letter ruling from the Internal Revenue Service generally is binding on the Internal Revenue Service, if the factual assumptions or representations made in the private letter ruling request, including those described above, are untrue or incomplete in any material respect, then Aon will not be able to rely on the ruling. Furthermore, the Internal Revenue Service will not rule on whether a distribution such as the spin-off satisfies certain requirements necessary to obtain tax-free treatment under section 355 of the Code. Rather, the private letter ruling will be based upon representations by Aon that those requirements have been satisfied, and any inaccuracy in such representations could invalidate the private letter ruling.

        The distribution is conditioned upon the receipt by Aon of an opinion of Baker & McKenzie LLP, counsel to Aon (or other nationally recognized tax counsel), in form and substance satisfactory to Aon, to the effect that, with respect to certain of the requirements referred to above on which the Internal Revenue Service will not rule, those requirements will be satisfied. The opinion will assume the effectiveness of the Internal Revenue Service private letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by Aon and us which, if untrue or incomplete in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the Internal Revenue Service or the courts, and the Internal Revenue Service or the courts may not agree with the opinion.

        Assuming (i) the continued validity of the private letter ruling from the Internal Revenue Service, (ii) the correctness of counsel's opinion and (iii) that the distribution of our common stock to Aon stockholders in connection with the spin-off is not otherwise disqualified as tax-free, the material United States federal income tax consequences of the distribution will be as follows:

  •
  no gain or loss will be recognized by us or Aon upon the transfer (or contribution) of assets from Aon to us and the assumption of some liabilities by us;

  •
  subject to limited exceptions, no gain or loss will be recognized by Aon upon the distribution of all of its shares of WCS common stock to the stockholders of Aon;

  •
  no gain or loss will be recognized by, and no amount will be included in the income of, the Aon stockholders as a result of their receipt of shares of WCS common stock in the distribution, except with respect to any cash received in lieu of fractional shares;

  •
  in connection with the distribution, a stockholder's basis in Aon common stock will be apportioned between the Aon common stock and the WCS common stock received in the distribution in accordance with their relative fair market values immediately before the distribution; and

  •
  the holding period of the shares of WCS common stock received in the distribution will include the holding period of the Aon common stock with respect to which the WCS common stock will be distributed, provided the Aon common stock is held as a capital asset on the date of the distribution.

        United States Treasury Regulations provide special rules for the allocation of stock basis in the event an Aon common stockholder owns multiple blocks of Aon common stock (generally, shares of Aon common stock purchased or acquired on different dates or at different prices). Aon common stockholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

        Notwithstanding receipt by Aon of the ruling and opinion of counsel, the Internal Revenue Service could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the Internal Revenue Service were successful in taking this position, our initial public stockholders and Aon could be subject to significant U.S. federal income tax liability. In general, Aon would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value and our initial public stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them.

        Moreover, some acquisitions (or combination of acquisitions) of the stock of WCS or Aon prior to, or following, the distribution might cause the distribution to be taxable, for federal income tax purposes, to Aon (but not its stockholders) if the acquisitions involve, in the aggregate, 50% or more (by vote or value) of the stock of WCS or Aon and are found to be part of a plan (or series of related transactions) of which the distribution is a part.

        Under U.S. federal income tax laws, we and Aon would be jointly and severally liable for Aon's U.S. federal income taxes resulting from the contribution or distribution being taxable. In addition, as summarized in more detail below under "Our Relationship With Aon After the Distribution—Tax Sharing and Disaffiliation Agreement," we will enter into arrangements with Aon relating to tax sharing and other tax matters, including indemnification by us and Aon of each other with respect to the failure of the contribution by Aon of our business to us or the distribution by Aon of our stock to the Aon stockholders be tax-free.

        Aon stockholders who receive cash in lieu of fractional shares will generally be treated as having received the fractional shares in the distribution and then sold them for cash.

        U.S. Treasury regulations require each stockholder that receives stock in a spin-off to attach to the stockholder's U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth certain information relating to the tax-free nature of the spin-off.

        THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH AON STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Our Common Stock; Trading of Our Common Stock Prior to the Distribution Date

        There is no current trading market for our common stock. We have applied to have our common stock authorized for listing on the NYSE under the symbol "[•]." We expect that a limited market, commonly known as a "when-issued" trading market, for our common stock will begin on [•], 200[•]. The term "when-issued" means that shares can be traded prior to the time shares are actually available or issued. On the first trading day following the distribution date, "when-issued" trading in our common stock will end and "regular-way" will begin. "Regular-way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a trade.

        We cannot predict the trading prices for our common stock before or after the distribution date. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

  •
  our financial results;

  •
  developments generally affecting the accident & health and life insurance industries;

  •
  our capital structure, including the amount of our indebtedness;

  •
  general economic, industry and market conditions;

  •
  the depth and liquidity of the market for our common stock;

  •
  fluctuations in currency exchange rates;

  •
  our dividend policy;

  •
  investor perceptions of our business and us; and

  •
  the impact of the factors referred to in "Risk Factors."

        We have appointed [•] to serve as transfer agent and registrar for our common stock.

        Shares of our common stock distributed to Aon stockholders in the distribution will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us and may include certain of our officers, directors or principal stockholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Trading of Aon Common Stock Between the Record Date and Distribution Date

        Beginning on or shortly before the record date and until the distribution date, there will be two markets in Aon common stock: a "regular way" market and an "ex-distribution" market. Shares of Aon common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you owned shares of Aon common stock at the close of business on the record date and sell those shares on the regular way market prior to the distribution date, you will also be selling the shares of our common stock that would have been distributed to you pursuant to the distribution. If you sell those shares of Aon common stock on the ex-distribution market prior to or on the distribution date, you will still receive the shares of our common stock that were to be distributed to you pursuant to your ownership of the shares of Aon common stock. If you purchase shares of Aon common stock on the ex-distribution market after the record date or in the regular way market after the distribution date, you will not receive an entitlement to shares of our common stock distributed in the distribution.

Distribution Conditions and Termination

        We expect that the distribution will be effective on the distribution date, [•], 200[•], provided that, among other things:

  •
  the Securities and Exchange Commission, which we refer to as the "SEC," has declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act and no stop order relating to the registration statement is in effect;

  •
  we and Aon have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution;

  •
  we and Aon have received all consents, orders or approvals required under the insurance laws and regulations of states or other political subdivisions of the United States or of foreign jurisdictions in which we transact business;

  •
  Aon has received tax rulings and opinions of counsel, in each case satisfactory to the Aon's Board of Directors, to the effect that, among other things, the distribution (and certain related transactions) will be tax-free to Aon stockholders for U.S. federal income tax purposes and such tax rulings and opinions of counsel have not been revoked or modified in any material respect;

  •
  the NYSE has approved our common stock for listing, subject to official notice of issuance;

  •
  Aon has completed the internal restructuring of the subsidiaries that own and/or operate WCS assets and liabilities as well as the permits, licenses and registrations relating to our business as described in this information statement; and

  •
  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Distribution Agreement, is in effect.

        The fulfillment of the foregoing conditions will not create any obligation on Aon's part to effect the distribution, and the Aon Board of Directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. The Aon Board of Directors may, in its sole discretion, also waive any of these conditions.

Reason for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to stockholders of Aon who will receive shares of WCS common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our public disclosure obligations and practices.

Accounting Treatment

        The distribution will be accounted for by Aon as a dividend at historical cost.

DIVIDEND POLICY

        The declaration and amount of future dividends will be at the discretion of our Board of Directors and will depend on our earnings after the distribution and any other factors that our Board of Directors believes are relevant, including, but not limited to, regulatory restrictions on the ability of our insurance company subsidiaries to pay dividends to us. See "Risk Factors" beginning on page [•].

        We expect that, following the distribution, our Board of Directors will establish an initial quarterly cash dividend rate of $[•] per share, or $[•] on an annualized basis. Based on the distribution ratio, this is equivalent to a quarterly dividend of approximately $[•], or $[•] on an annualized basis, for each share of Aon common stock. In addition, Aon has indicated that, following the distribution, its Board of Directors expects to declare a quarterly cash dividend of $[•] per share, or $[•] per share on an annualized basis. Accordingly, we expect that Aon stockholders who continue to hold their shares of WCS common stock will initially receive total quarterly cash dividends with respect to each share of Aon common stock, taken together with the dividends on the WCS common stock distributed in respect of that share, of approximately $[•] compared with Aon's most recent quarterly cash dividend of $[•] per share.

FINANCING

        We expect that in connection with the distribution we will:

  •
  distribute [•] million shares of our common stock to holders of Aon common stock;

  •
  incur of $[•] million of indebtedness by entering into a short-term bridge loan facility in connection with the distribution and our separation from Aon, and distribute these proceeds to Aon through a dividend and the purchase of Olympic Health Management Systems, Inc; and

  •
  distribute to Aon (i) $[•] million of short-term investments, equity partnerships and preferred securities and (ii) $[•] million in intercompany notes.

        The following is a description of some of the anticipated material terms of the short-term bridge loan facility based upon our commitment letter with Credit Suisse, Credit Suisse Securities (USA) LLC and Merrill Lynch Capital Corporation. The final terms of the short-term bridge loan facility are subject to the completion of definitive documentation with our lenders. We cannot assure you that the terms described below will not change or be supplemented.

        We expect that the short-term bridge loan facility will be a senior unsecured term loan facility in an aggregate principal amount of up to $[•] million. The short-term bridge loan facility will mature on the earlier of (i) 364 days following the date that we draw upon the funds available under the short-term bridge loan facility and (ii) February 28, 2009. We expect that the short-term bridge loan facility will be subject to mandatory prepayment and reduction out of certain debt or equity issuances, asset sales, sale and leasebacks and other capital events, in each case, subject to certain exceptions. We also expect to have the right to voluntarily prepay borrowings under the short-term bridge loan facility at any time without penalty or premium, subject to certain exceptions.

        The availability of the short-term bridge loan facility is subject to various conditions precedent, including, but not limited to, receipt of ratings for our senior unsecured long-term debt of BBB- (stable) or better by Standard & Poor's Ratings Services and Baa3 (stable) or better by Moody's Investors Service as well as other specified conditions precedent customary for loan facilities of this type.

        We expect that the short-term bridge loan facility will contain customary covenants which are not expected to significantly affect our operations. Such covenants may include, among others, limitations or restrictions on:

  •
  the payment of extraordinary dividends or making other restricted payments, including redemptions and repurchases of stock;

  •
  the incurrence of additional indebtedness (including guarantees of other indebtedness and hedging arrangements);

  •
  the incurrence of liens and entry into sale and leaseback transactions;

  •
  the entry into mergers, acquisitions or asset sales; and

  •
  transactions with affiliates and certain transactions limiting the ability of subsidiaries to pay dividends, in each case, subject to certain exceptions.

        We also expect that the short-term bridge loan facility will require us to comply with financial covenants requiring our maintenance of a minimum level of net worth and our maintenance of a specified consolidated EBIDTA (earnings before interest, depreciation, taxes and amortization) to consolidated interest expense ratio.

        Following the distribution, we expect to refinance the amounts borrowed under the bridge loan with proceeds from debt we will issue or amounts we will otherwise borrow following the distribution date.

        As a result of the transactions described above, following the distribution we will have approximately $[•] million in indebtedness.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2007:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma combined financial statements.

        The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the distribution and the agreements that define our relationship with Aon after the distribution. In addition, such adjustments are estimates and may not prove to be accurate.

        You should read the information in the following table together with "Selected Historical Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Financial Statements" and our audited combined financial statements and the related notes included elsewhere in this information statement.

	As of June 30, 2007
(in millions)	Actual	Pro Forma
Cash and Short-term Investments	$340	$217

Long-term borrowings	$—	$350
Invested equity:
Aon Corporation's capital investment	359	359
Retained earnings	1,276	601
Accumulated other comprehensive income	(8)	(17)

Total invested equity	1,627	943

Total capitalization	$1,627	$1,293

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The unaudited pro forma combined financial statements of WCS presented below have been derived from our audited combined financial statements for the year ended December 31, 2006 and from our unaudited combined financial statements as of and for the six months ended June 30, 2007. The pro forma adjustments and notes to the pro forma combined financial statements give effect to the distribution of WCS common stock by Aon and the other transactions contemplated by the Distribution Agreement. These unaudited pro forma combined financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the notes to those statements included elsewhere in this information statement.

        The unaudited pro forma combined statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007 have been prepared as though the distribution had occurred as of January 1, 2006. The unaudited pro forma combined balance sheet at June 30, 2007 has been prepared as though the distribution had occurred on June 30, 2007. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the distribution and the agreements that define our relationship with Aon after the distribution. See "Our Relationship with Aon After the Distribution—Distribution Agreement." In addition, such adjustments are estimates and may not prove to be accurate.

        The pro forma adjustments include the following items:

  •
  The distribution of [•] million shares of our common stock to holders of Aon common stock.

  •
  The assumed incurrence of $350 million of indebtedness in connection with the distribution and our separation from Aon, and the distribution of these proceeds to Aon through a dividend and the purchase of Olympic Health Management Systems, Inc. The amount and term of the indebtedness we will incur, the associated debt issuance costs and the type of debt have not been finally determined, but will be determined prior to the distribution. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be substantially different than the amount assumed in this information statement.

  •
  The assumed distribution by us to Aon of (i) $216 million of short-term investments, equity partnerships and preferred securities and (ii) $109 million in intercompany notes. The amounts to be distributed to Aon have not been finally determined, but will be determined prior to the distribution. A number of factors could affect this final determination, and the amount of assets to be distributed to Aon could be substantially different than the amount assumed in this information statement.

        Although we are purchasing Olympic Health Management Systems, Inc. at the closing of the distribution, the financial statements of Olympic Health Management Systems, Inc. have been included in our historical combined financial statements and, accordingly, there is no pro forma impact from these financial statements.

        We currently expect that the corporate allocation that we have received from Aon in the past for use of Aon's infrastructure to support certain of our business functions, including the information systems and telecommunications supporting our operations and the systems that provide for accounting and financial reporting, human resource management and other administrative services, will be sufficient to meet our costs of operating as a stand-alone company.

        The pro forma adjustments are based upon available information and assumptions that management believes are reasonable based on our current plans and expectations; however, such adjustments are subject to change based on the finalization of the terms of the distribution and the agreements that define our relationship with Aon after the distribution. Additionally, this information is forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Special Note Regarding Forward-Looking Statements" and "Our Relationship with Aon After the Distribution—Distribution Agreement" on pages [•] and [•], respectively, for further information.

        The unaudited pro forma combined financial statements are for illustrative purposes only and do not reflect what our financial position and results of operations would have been had the distribution occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

WCS Global Holdings, Inc.

Unaudited Pro Forma Statement of Income

	For the year ended December 31, 2006
(In millions)	Historical	Pro Forma Adjustments		Pro Forma
REVENUE
Premiums	$1,962	$—		$1,962
Other income	27	—		27
Net investment income	142	(16	)A	126
Realized investment losses	(4)	—		(4)

Total revenue	2,127	(16)		2,111
BENEFITS AND EXPENSES
Benefits to policyholders	1,093	—		1,093
General expenses	757	1	E	758
Depreciation and amortization	15	—		15
Interest expense	—	19	B	19

Total benefits and expenses	1,865	20		1,885

INCOME BEFORE INCOME TAX	262	(36)		226
Provision for income tax	83	(13)		70

NET INCOME	$179	$(23)		$156

See accompanying notes.

WCS Global Holdings, Inc.

Unaudited Pro Forma Statement of Income

	For the six months ended June 30, 2007
(In millions)	Historical	Pro Forma Adjustments		Pro Forma
REVENUE
Premiums	$1,061	$—		$1,061
Other income	11	—		11
Net investment income	83	(9	)A	74
Realized investment losses	(1)	—		(1)

Total revenue	1,154	(9)		1,145
BENEFITS AND EXPENSES
Benefits to policyholders	634	—		634
General expenses	353	—		353
Depreciation and amortization	6	—		6
Interest expense	—	9	B	9

Total benefits and expenses	993	9		1,002

INCOME BEFORE INCOME TAX	161	(18)		143
Provision for income tax	56	(6)		50

NET INCOME	$105	$(12)		$93

See accompanying notes.

WCS Global Holdings, Inc.

Unaudited Pro Forma Balance Sheet

	As of June 30, 2007
(In millions)	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Investments
Fixed Maturities at fair value	$2,754	$—		$2,754
Equity securities at fair value	38	—		38
Short-term investments	335	(123	)C, F	212
Other investments	114	(59	)C	55

Total investments	3,241	(182)		3,059
Cash	5	—		5
Notes Receivable from Aon Corporation	109	(109	)C	—
Other Receivables	72	(1	)F	71
Current Income Tax Receivable	20	—		20
Deferred Income Taxes	11	6	E	17
Deferred Policy Acquisition Costs	655	—		655
Goodwill and Other Intangible Assets	12	—		12
Property and Equipment, Net	42	—		42
Reinsurance Recoverables	437	—		437
Other Assets	7	—		7

Total Assets	$4,611	$(286)		$4,325

LIABILITIES AND INVESTED EQUITY
Policy Liabilities
Future policy benefits	$1,942	$—		$1,942
Policy and contract claims	530	—		530
Unearned and advanced premiums	306	—		306
Other policyholder funds	27	—		27

Total policy liabilities	2,805	—		2,805
General Liabilities
General expenses and other liabilities	179	48	E, F	227
Notes payable	—	350	D	350

Total liabilities	2,984	398		3,382
INVESTED EQUITY
Aon Corporation's capital investment	359	—		359
Retained earnings	1,276	(675	)C, D	601
Accumulated other comprehensive income	(8)	(9	)E	(17)

Total Invested Equity	1,627	(684)		943

Total Liabilities & Equity	$4,611	$(286)		$4,325

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

A.    Foregone investment income due to pro forma dividend. (See note C).

B.    Assumed interest expense of 5.4% per annum on $350 million of indebtedness. (See note D).

C.    WCS will undergo a reorganization to eliminate capital inefficiencies associated with stacking non-U.S. entities and allow for more efficient movement of capital. As part of this reorganization, we have assumed that WCS will pay a $325 million dividend to Aon. We have assumed that this dividend will consist of $157 million in short-term investments, $109 million in intercompany notes and $59 million in equity partnerships and preferred securities, which will enhance the quality of WCS's investment portfolio.

D.    As a part of the distribution, we have assumed that WCS will incur $350 million of indebtedness. The proceeds of this indebtedness will be distributed to Aon through a dividend and the purchase of the capital stock of Olympic Health Management Systems, Inc.

E.    These adjustments reflect the preliminary impact of the transfer of the accrued benefits of WCS employees under Aon's U.S. defined benefit plans, and related plan assets, to new WCS-sponsored plans. The estimated portion of Aon's defined benefit pension plans attributable to employees that will be employed by WCS upon distribution are reflected in the pro forma adjustments as follows:

Adjustment
Pension Benefit Obligation	(169)
Assets	154

Funded status recorded in other liabilities	(15)
Deferred Tax Asset	6
Other Comprehensive Income	(9)

        SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, requires WCS to record the funded status of the pension obligations on the balance sheet, as well as the tax and equity impacts.

F.    Settlement of remaining intercompany balances.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

        The historical financial data have been prepared on a combined basis from Aon's consolidated financial statements using the historical results of operations and assets and liabilities of Aon's businesses and give effect to allocations of expenses from Aon. Our selected historical financial and other data are not necessarily indicative of our future financial position or future results of operations and do not reflect what our financial position or results of operations would have been as a stand-alone company during the periods presented.

        The following tables set forth our selected historical financial data prepared on a combined basis. These tables present our Supplemental Accident & Health, Life and Medicare-related insurance business as it historically has been operated by Aon. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and the notes to those statements included elsewhere in this information statement. The statement of income data for the years ended December 31, 2006, 2005 and 2004 and the statement of financial position data as of December 31, 2006 and 2005 set forth below are derived from our audited combined financial statements included elsewhere in this information statement. The statement of income data for the years ended December 31, 2003 and 2002 and the statement of financial position data as of December 31, 2004, 2003 and 2002 set forth below are derived from our unaudited combined financial statements not included in this information statement. The statement of income data for the six-month periods ended June 30, 2007 and 2006 and the statement of financial position data as of June 30, 2007 set forth below are derived from our unaudited combined financial statements included elsewhere in this information statement. The statement of financial position data as of June 30, 2007 set forth below are derived from our unaudited combined financial statements not included in this information statement. The unaudited interim combined financial statements are not necessarily indicative of the results to be expected for any other interim period or for the year ending December 31, 2007. However, in the opinion of management, the unaudited interim combined financial statements include all adjustments (consisting of normal recurring accruals) that are necessary for the fair presentation of the results for the interim periods.

	Year Ended December 31,					Six Months Ended June 30,
(millions)	2006	2005	2004	2003	2002	2007	2006
Statement of Income Data:
Revenue
Premiums	$1,962	$1,729	$1,663	$1,553	$1,534	$1,061	$960
Other income	27	16	11	11	54	11	13
Net investment income	142	129	110	117	125	83	67
Realized investment gains (losses)	(4)	—	11	(8)	(61)	(1)	(3)

Total revenue	2,127	1,874	1,795	1,673	1,652	1,154	1,037
Benefits and Expenses
Benefits to policyholders	1,093	915	879	765	834	634	521
General expenses	757	697	698	706	732	353	368
Depreciation and amortization	15	17	16	15	12	6	6

Total benefits and expenses	1,865	1,629	1,593	1,486	1,578	993	895
Income before income taxes	262	245	202	187	74	161	142
Provision for income taxes	83	80	71	65	26	56	49

Net Income	$179	$165	$131	$122	$48	$105	$93

	As of December 31,					As of June 30,
(millions)	2006	2005	2004	2003	2002	2007
Statement of Financial Position Data:
Total investments	$2,959	$2,818	$2,732	$2,395	$2,263	$3,241
Total assets	4,410	4,265	4,176	3,990	3,774	4,611
Total policy liabilities	2,666	2,464	2,378	2,348	2,212	2,805
Total liabilities	2,893	2,703	2,630	2,620	2,612	2,984
Total invested equity	1,517	1,562	1,546	1,370	1,162	1,627
	As of and for the year ended December 31,
($ in millions)	2006	2005	2004	2003	2002
Other Data:
Operating Segment Data:
North America:
Total Revenue	$980	$957	$947	$918	$912
Income before income tax	108	114	103	90	69
Combined ratio(1)	87.8%	86.9%	88.0%	89.3%	91.6%
International:
Total Revenue	$442	$416	$396	$337	$275
Income before income tax	55	62	53	53	46
Combined ratio(1)	87.4%	85.0%	86.5%	84.0%	83.0%
U.S. Senior:
Total Revenue	$623	$413	$335	$250	$283
Income before income tax	68	35	33	28	28
Combined ratio(1)	88.6%	91.2%	89.9%	88.3%	87.9%
Total operating segments:
Income before income tax	$231	$211	$189	$171	$143
Non-Operating Segment Data:
Corporate and Other:
Income (loss) before income taxes	$31	$34	$13	$16	$(69)

(1)
The "combined ratio" is calculated as the percentage of the sum of benefits to policyholders and general expenses to premiums.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical combined financial statements and related notes included elsewhere in this information statement. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this information statement particularly under "Special Note Regarding Forward-Looking Statements" and "Risk Factors."

OVERVIEW

        We provide Supplemental Accident & Health, Life and Medicare-related products primarily to individuals in the United States, Canada, Europe and Asia Pacific. We have three operating segments: North America, International and U.S. Senior. These segments are based on location and services or products delivered. We also have a fourth, non-operating segment, Corporate and Other. Results from this segment consist primarily of realized gains and losses on our investment portfolio, investment income on the assets supporting the statutory capital and surplus of our insurance company subsidiaries and results of operations placed in run-off. Expenses in this segment include other unallocable corporate and administrative costs. See "—Operating Segments" and "—Non-Operating Segment" below for a more detailed discussion of these segments. The financial results discussed below do not necessarily reflect what our financial results would have been had we operated as a separate, stand-alone entity during the periods presented.

        The accounting policies for our business segments are described in notes 1 and 13 to our combined financial statements.

THE SEPARATION OF WCS FROM AON

        In July 2007, Aon's Board of Directors approved, in principle, a plan to spin off its Supplemental Accident & Health, Life and Medicare-related insurance underwriting businesses to Aon's common stockholders, creating two independent, publicly traded companies. The distribution will take the form of a tax-free stock dividend of the outstanding shares of common stock of WCS Global Holdings, Inc., a new company incorporated on October 11, 2007 to hold the insurance underwriting businesses. The consummation of the transaction is subject to certain conditions, including receipt of certain insurance regulatory approvals, continued validity of the private letter ruling Aon expects to receive from the Internal Revenue Service, receipt of a favorable tax opinion of outside tax counsel and final approval from Aon's Board of Directors to complete the distribution.

KEY DRIVERS OF FINANCIAL PERFORMANCE

        The key drivers of financial performance are affected by:

  •
  consumer buying habits, which are influenced by economic conditions;

  •
  our ability to attract and retain our exclusive agents;

  •
  our claims experience;

  •
  our success selling new policies, selling existing policyholders more services, and having customers renew their policies;

  •
  regulatory and legislative events and developments; and

  •
  our investment results.

SIGNIFICANT FINANCIAL HIGHLIGHTS

        Significant financial highlights for the year ended December 31, 2006 and the six months ended June 30, 2007 include:

  •
  For the year ended December 31, 2006, we generated $2.1 billion of total revenue and $262 million of income before income tax. This resulted in year-over-year growth of 14% in total revenues and 7% in income before income tax.

  •
  For the six months ended June 30, 2007, we generated $1.2 billion of total revenue and $161 million of income before income tax. This resulted in growth of 11% in total revenues and 13% in income before income tax from the corresponding period in 2006.

  •
  We paid a cash dividend of $250 million to Aon in 2006.

        Our North America and International segments have provided consistent and stable results from operations during 2007 and over the last three years. For the year ended December 31, 2006 and the six months ended June 30, 2007, these two segments collectively generated 62% and 78% of our income before income tax. The operations conducted by our North America and International segments feature a combination of a diversified low-risk product portfolio and a geographically broad policyholder base, which results in a strong and stable platform for these business segments. The Supplemental Accident & Health and Life products in our North America and International segments also tend to have higher profit margins than the Medicare-related products in our U.S. Senior segment.

        Although our North America and International segments collectively represent a significantly higher percentage of our income before income tax, a substantial portion of our revenue growth over the past two years has been generated by our U.S. Senior segment and the bulk of that growth was generated from Sterling's Medicare Advantage products which are PFFS plans. For the year ended December 31, 2006 and the six months ended June 30, 2007, our U.S. Senior segment generated $623 million and $380 million of total revenue, which represents increases of 51% and 29%, respectively, from the prior year periods.

REGULATORY AND LEGISLATIVE DEVELOPMENTS

        Due to a legislative change enacted in late 2006, Sterling was authorized to market and enroll beneficiaries within Medicare Advantage products year-round. This authorization was originally scheduled to remain in place until December 31, 2008. In July of 2007, this law was changed back to the pre-2007 policy, which only permitted PFFS plan companies and other Medicare Advantage plans to maintain an open enrollment period from January 1st to March 31st. Accordingly, beginning on August 1, 2007, Sterling and all other Medicare Advantage plans no longer generally have the ability to enroll beneficiaries within their plans all year long. In 2008 and beyond, Sterling and all other Medicare Advantage plans will be permitted to enroll Medicare beneficiaries until March 31st of a calendar year, unless a special enrollment period applies. Additionally, Sterling will be able to enroll year-round those individuals just becoming eligible for Medicare. As a result of this repeal of year-round open enrollment, Sterling's primary revenue growth opportunities will now largely be contained to its sales activities of Medicare Advantage products in the first quarter of future years beginning in 2008 (coinciding with the open enrollment period).

        The House of Representatives passed legislation in early August of 2007 that would reduce payments for Medicare Advantage health plans over time to the level provided for Medicare fee-for-service. The legislation, known as the Children's Health and Medicare Protection Act of 2007, contained a variety of other provisions that also could have adversely affected our revenue and profitability, including substantial marketing and advertising standards, caps on enrollee cost-sharing, and a minimum medical loss ratio of at least 85%. The related legislation passed by the Senate did not contain Medicare reform provisions. The House of Representatives and Senate in September of 2007

subsequently passed legislation, referred to as the Children's Health Insurance Program Reauthorization Act of 2007, which did not contain the Medicare reform described above. This legislation was vetoed by President Bush on October 3, 2007. At this time, it is difficult to quantify the level of risk to our PFFS plans because the House and Senate of Congress may still reintroduce legislation that contains Medicare reform.

        We currently intend to file for approval of networked Medicare Advantage plans in 2008 and beyond in an effort to offer U.S. seniors multiple options for participating in Medicare Advantage. Given the unpredictable legislative and regulatory environment that currently exists for Medicare Advantage products, we believe that these additional product offerings will position our Sterling brand to be diversified to respond to legislative or regulatory changes that may require de-emphasis of certain product offerings.

KEY STRATEGIC INITIATIVES

        We believe our middle income and senior markets are underserved by a majority of financial service providers and there are significant opportunities in these target markets. We expect both growth in the middle income market as employer-sponsored benefit programs are curtailed and growth in the senior market as the baby boomers reach retirement age. Our strategy for achieving our growth objectives includes the following:

Build Our Marketing and Brand Strategy

        Building on our strong presence in rural areas and small towns in the U.S. and abroad, our management is committed to enhancing the strategic positioning for both Combined and Sterling. We intend to pursue certain initiatives to achieve this objective, including increasing brand awareness and recognition, building a global consumer Internet platform and increasing the level of direct marketing to support lead and appointment-based selling to our customers.

Enhance Combined Sales Model

        Our success is derived from an exclusive agent sales force with global reach and capabilities. Customer research and agent feedback have highlighted for us that additional opportunities exist to optimize agent productivity, enhance the agent value proposition and drive revenue growth. Our current sales model has numerous levers, including agent recruiting/retention, sales techniques, product mix, compensation, and sales support. We have launched sales model pilots in the U.S. and the U.K. to test key levers and enhance our existing sales model to increase the number of agents and the policy counts that have decreased. The initiatives implemented in the U.S. and the U.K. will be leveraged and launched in other countries to strengthen the WCS global distribution network and business model.

Expand International Presence

        We intend to identify new markets in which we can geographically expand our platform. In most cases, this expansion will be in locations where we can leverage our existing distribution and operations infrastructure. Building on our existing platforms in Portugal and Germany, respectively, we entered Spain in 2006 and Austria in 2007, and plan to expand into Eastern Europe. We also have established a representative office in China and are exploring a strategy for entering that market.

Broaden U.S. Senior Strategy

        The U.S. senior market, driven by opportunities for private carriers supporting Medicare, represents a compelling opportunity for us. At present, more than 44 million Americans are eligible for Medicare, the Federal program that offers basic hospital and medical insurance to people over 65 years old and certain disabled people under the age of 65. According to the U.S. Census Bureau, more than

2 million Americans turn 65 in the United States each year, and this number is expected to grow as the baby boomers begin to turn 65. In addition, many large employers who traditionally provided medical and prescription drug coverage to their retirees have begun to curtail these benefits. The U.S. Senior segment is executing several strategic initiatives to capitalize on that growth potential, including launching new markets in New York and California, cross-selling into the Combined customer base and diversifying the segment's product mix.

Cost Reduction Initiatives

        We have targeted several areas of our business for various cost reduction initiatives. During 2007, we began implementing reductions in the number of management positions throughout our North America segment. We have recently begun to consolidate the sales and support functions for our Sterling and Combined's U.S. senior operations. We are also in the process of implementing cost reduction initiatives in our procurement and recruiting processes and evaluating potential outsourcing opportunities for information technology application development across our organization.

        For more information on our strategic initiatives, see "Our Business—Our Strategy."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        WCS's combined financial statements have been prepared according to U.S. generally accepted accounting principles ("GAAP"). To prepare these financial statements, we made estimates, assumptions and judgments that affect:

  •
  what we report as our assets and liabilities;

  •
  what we disclose as contingent assets and liabilities at the date of the financial statements; and

  •
  the reported amounts of revenues and expenses during the periods presented.

        In accordance with our policies, we:

  •
  regularly evaluate our estimates, assumptions and judgments, including those concerning contingencies, policy liabilities (including future policy benefit reserves, unearned premium reserves and policy and contract claim reserves), deferred policy acquisition costs, investments and income taxes; and

  •
  base our estimates, assumptions and judgments on our historical experience and on factors we believe reasonable under the circumstances.

        The results involve judgments about the carrying values of assets and liabilities not readily apparent from other sources. If our assumptions or conditions change, the actual results we report may differ from these estimates.

        We believe the following critical accounting policies affect the more significant estimates, assumptions and judgments we used to prepare these consolidated financial statements.

Policy Liabilities

        We collect premiums from policyholders, and we establish liabilities (reserves) to pay benefits to policyholders. The liabilities for policy benefits, claims, and unearned premiums:

  •
  are a large portion of the total policy liabilities shown on our balance sheet;

  •
  are comprised primarily of estimated future payments to policyholders, policy and contract claims and unearned and advance premiums; and

  •
  represent our best estimates of what we expect to pay to policyholders in the future.

        If these liabilities prove inadequate, we would be required to increase the reserves, which could hurt our results and financial condition.

        To establish policy liabilities, we develop estimates of reported and anticipated claims, based on our historical experience, other actuarial data, and assumptions on investment yields. The actuarial data reflects our best estimates of future expectations regarding claim frequency, claim severity, and the length of time that a customer is insured. Morbidity and mortality patterns may change over time due to many factors including:

  •
  improvements in the general health of the insured population;

  •
  changes in lifestyle;

  •
  advances in medical diagnosis and treatment; and

  •
  the occurrence of a widespread pandemic.

        We base interest rate assumptions on factors such as market conditions and expected investment returns.

        Although mortality, morbidity, persistency, and interest rate assumptions are set when we issue new insurance policies, we may need to provide for additional losses on a product by:

  •
  increasing reserves;

  •
  reducing previously capitalized acquisition costs established for that product; and

  •
  establishing premium deficiency reserves if there are significant changes in our experience or assumptions.

        Since estimating and establishing policy and contract liabilities is inherently uncertain, the actual ultimate cost of a claim may vary materially from the estimated amount reserved.

        Liabilities for incurred but unpaid claims include estimated costs relating to reported claims, and incurred, but not reported, claims. We base the liability for unpaid claims on the estimated ultimate cost of settling claims using best estimates from past experience. These estimates incorporate current trends and any other factors that influence historical data. Actual experience, however, may vary from our estimates, due to changes in claim reporting, processing patterns, and variations from historic averages for the amount paid per claim. Variations from historic patterns and averages could result in additional changes that increase or decrease unpaid claim liabilities.

        Except for products that meet the definition of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, we accrue a liability for future policy benefits relating to long-duration contracts when we recognize premium revenue. The liability represents the present value of future benefits to be paid to policyholders less the present value of future premiums; we estimate this liability using methods that include estimates of expected investment yields, mortality, morbidity, and policy persistency.

        Actual experience may vary from our estimates due to emerging trends in morbidity, mortality, persistency, and asset yields—and some of these trends can fluctuate significantly over time. As we realize the actual experience, we take into account the financial impacts of these variations from our original assumptions. When current estimates of the present value of future benefits and expenses exceed the present value of future premiums for a product line, we recognize all excess amounts as a loss.

        We account for long-duration contracts meeting the definition of Statement No. 97, such as universal life type products, by not reporting payments received on those contracts as revenue and, correspondingly, we do not establish a policy benefit reserve. The liability for policy benefits is equal to:

  •
  the balance that accrues to the benefit of policyholders at the date of the financial statements;

  •
  amounts that have been assessed to compensate the insurer for services to be performed over future periods; and

  •
  amounts previously assessed against policyholders that are refundable when the contract terminates.

  Claim Liabilities

        Reserves for claim liabilities were $508 million, $454 million and $457 million as of December 31, 2006, 2005 and 2004, respectively, and $530 million as of June 30, 2007. A 1% increase in the assumed medical cost trends would reduce pretax income by approximately $3 million.

  Future Policy Benefits

        Reserves for future policy benefits were $1,857 million, $1,728 million and $1,593 million as of December 31, 2006, 2005 and 2004, respectively, and $1,942 million as of June 30, 2007. If a 1% unfavorable change were to occur in the mortality and morbidity assumptions for both the Supplemental Accident & Health and Life books of business, pretax income would be decreased by approximately $8 million.

Deferred Policy Acquisition Costs

        Costs of acquiring new insurance underwriting business, principally the excess of first year commissions over renewal commissions, and underwriting and sales expenses that vary with and are primarily related to, the production of new business, are deferred and reported as assets. For long-duration life and health products, amortization of deferred policy acquisition costs is related to and based on, the expected premium revenues of the policies. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits. For short-duration health insurance, costs of acquiring and renewing business are generally expensed as paid. If our estimate of the total amount of claims that will ultimately be paid exceeds the amount estimated at the origination of the policies, we could be required to write-off all or a portion of deferred policy acquisition costs.

Valuation of Investments

        We periodically review securities with unrealized losses and evaluate them for other-than-temporary impairment. We analyze various risk factors and determine if any specific asset impairment exists. If there is specific asset impairment, we recognize a realized loss and adjust the cost basis of the impaired asset to its fair value.

        We review invested assets with unrealized losses separated into two categories:

  •
  assets with unrealized losses due to issuer-specific events; and

  •
  assets with unrealized losses due to market conditions or industry-related events.

Assets with unrealized losses due to issuer-specific events

        At least quarterly, we review the following types of information, depending on the type of security:

  •
  the creditworthiness of corporate obligors for changes in ratings and fundamental financial performance of the underlying entity;

  •
  cash flow trends and underlying levels of collateral for asset-backed securities;

  •
  issuer financial trends and market expectations based on third-party forward-looking analytical reports, when available; and

  •
  securities whose financial performance has declined for other-than-temporary impairment.

        We recognize an other-than-temporary impairment loss when appropriate for these investments with continuous unrealized losses due to issuer-specific events. We base our decision on the facts and circumstances for each investment.

Assets with unrealized losses due to market conditions or industry-related events

        Invested assets with unrealized losses due to market conditions or industry-related events include those affected by increasing U.S. Treasury or local sovereign interest rates; corporate and asset-backed credit spread widening; common stock price volatility due to conditions in the overall market or a particular industry; and illiquid market conditions.

        In certain circumstances, we assume that a decline in value below cost is temporary for fixed-maturity investments, with unrealized losses due to market conditions or industry-related events from which the market is expected to recover; and we can hold the investment until maturity or the market recovers, which is a decisive factor when considering an impairment loss. If we conclude that we do not have the intent or ability to hold an investment to maturity, we will reevaluate that investment for other-than-temporary impairment.

        We evaluate other-than-temporary impairment for preferred and common stock and other investments with continuous unrealized losses for two consecutive quarters due to market conditions or industry-related events. We recognize an other-than-temporary impairment loss based upon each investment's facts and circumstances. We continue to monitor these securities quarterly to ensure that unrealized losses are not the result of issuer-specific events.

        Note 4 to the combined financial statements provides additional information about our investments, including unrealized losses segregated by type and period of continuous unrealized loss at December 31, 2006.

Income Taxes

        We earn income in numerous foreign countries and are subject to the laws of taxing jurisdictions within those countries, as well as U.S. federal and state tax laws. At December 31, 2006, WCS has a $6 million net deferred income tax asset and $39 million income tax refund receivable.

        The carrying values of deferred income tax assets and liabilities reflect the application of our income tax accounting policies in accordance with FASB Statement No. 109, Accounting for Income Taxes, and are based on management's:

  •
  assumptions and estimates about future operating results and levels of taxable income; and

  •
  judgments regarding the interpretation of the provisions of Statement No. 109.

        We assess carryforwards and tax credits for realization as a reduction of future taxable income by using a "more likely than not" determination. We have not recognized a U.S. deferred tax liability for undistributed earnings of certain foreign subsidiaries because they are considered permanently reinvested. Distributions may be subject to additional U.S. income taxes if we either distribute these earnings, or are deemed to have distributed these earnings, according to the Code.

        The carrying values of liabilities for income taxes currently payable are based on management's interpretation of applicable tax laws, and incorporate management's assumptions and judgments regarding the use of tax planning strategies in various taxing jurisdictions. Using different estimates, assumptions and judgments in accounting for income taxes, especially those which deploy tax planning strategies, may result in materially different carrying values of income tax assets and liabilities and changes in our results of operations.

        We operate in several foreign jurisdictions where tax laws relating to the insurance underwriting businesses are not well developed. In such jurisdictions, we obtain professional guidance and consider existing industry practices before using tax planning strategies and meeting our tax obligations. Tax returns are routinely subject to audit in most jurisdictions, and tax liabilities are frequently finalized through negotiations. While historically we have not experienced significant adjustments to previously recognized tax assets and liabilities as a result of finalizing tax returns, there can be no assurance that significant adjustments will not arise in the future. In addition, there are several factors that could increase the future level of uncertainty over our tax liabilities, including the following:

  •
  During recent years, the portion of our overall operations conducted in foreign tax jurisdictions has been increasing, and we anticipate this trend will continue.

  •
  To deploy tax planning strategies and conduct foreign operations efficiently, our subsidiaries frequently enter into transactions with affiliates, which are generally subject to complex tax regulations and are frequently reviewed by tax authorities.

  •
  We may conduct future operations in certain tax jurisdictions where tax laws are not well developed, and it may be difficult to secure adequate professional guidance.

  •
  Tax laws, regulations, agreements and treaties change frequently, requiring us to modify existing tax strategies to conform to such changes.

        In July 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes which are recognized in a company's financial statements in accordance with Statement No. 109. FIN 48 prescribes a recognition threshold and measurement of a tax position taken, or expected to be taken, in a company's tax return. We adopted the provisions of FIN 48 effective January 1, 2007. As a result of the implementation of FIN 48, we did not recognize any material adjustment in the liability for unrecognized tax benefits.

SHARED SERVICES

        Historically, our operating units have received an allocation in the U.S. from Aon for various shared services, which include, but are not limited to: employee compensation and benefits, internal audit, corporate services, treasury and investor relations, real estate, insurance, information technology, telecommunications, taxes, legal services and payroll.

        The costs related to these shared services have been allocated to us under one of two methods, either as a direct charge for items relating specifically to the insurance underwriting businesses or as a corporate allocation. Expenses related to these shared services are reflected in the general expense line in our combined statements of income. These expenses amounted to approximately $57 million, $50 million and $53 million in the years ended December 31, 2006, 2005 and 2004, respectively. A similar relationship existed in Europe between us and a subsidiary of Aon, London General Holdings ("LGH"), which was sold as part of the Aon Warranty Group transaction in November 2006. Prior to the sale, services provided by LGH totaled approximately $43 million, $38 million and $39 million for the years ended December 31, 2006, 2005 and 2004, respectively. After the sale of LGH, we formed a wholly-owned subsidiary to provide similar services.

        The cost of these services may have been different if obtained from other sources and our financial statements do not necessarily include all of the expenses that would have been incurred had we operated as a separate, stand-alone entity for the periods presented.

U.S. RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

        Historically, our U.S. operating units have received an allocation from Aon for pension plan service costs relative to their active and non-active employee base. The net retirement plan expenses allocated to us for the years ended December 31, 2006, 2005 and 2004 are $5 million, $5 million and $4 million, respectively.

        Also allocated from Aon are postretirement benefit plan expenses attributable to our active and non-active participants which amounted to $1 million, $1 million and $2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

        The method used to derive both the pension and postretirement plan allocations is believed to be reasonable.

INCOME TAXES

        Our income tax expense has been recorded as if tax returns were filed separately from Aon, notwithstanding that our operations were historically included in the consolidated income tax returns filed by Aon and that most of the related income taxes were paid by Aon. Aon was managing its tax position for the benefit of all its businesses. Aon's tax strategies do not necessarily reflect the tax strategies that we would have followed or will follow as a stand-alone company. Our effective tax rate was 31.7%, 32.7% and 35.2% for 2006, 2005 and 2004, respectively. The overall effective tax rate is lower than the U.S. federal statutory rate of 35% primarily because of taxes on international operations.

Results of Operations

        Our results of operations on a combined basis follow:

	Year Ended December 31,			Six Months Ended June 30,
(millions)	2006	2005	2004	2007	2006
Premiums	$1,962	$1,729	$1,663	$1,061	$960
Other income	27	16	11	11	13
Net investment income	142	129	110	83	67
Realized investment gains (losses)	(4)	—	11	(1)	(3)

Total revenue	2,127	1,874	1,795	1,154	1,037

Benefits to policyholders	1,093	915	879	634	521
General expenses	772	714	714	359	374

Total benefits and expenses	1,865	1,629	1,593	993	895

Income before income tax	$262	$245	$202	$161	$142

Margin(1)	12.3%	13.1%	11.3%	14.0%	13.7%
Benefit Ratio(2)	55.7%	52.9%	52.8%	59.7%	54.3%
Expense Ratio(3)	39.3%	41.3%	42.9%	33.8%	39.0%
Combined Ratio(4)	95.1%	94.2%	95.8%	93.6%	93.2%

(1)
Margin is calculated as the percentage of income before income tax to total revenue.

(2)
Benefit Ratio is calculated as the percentage of benefits to policyholders to premiums.

(3)
Expense Ratio is calculated as the percentage of the sum of general expenses to premiums.

(4)
Combined Ratio is calculated as the percentage of the sum of total benefits to policyholders, general expenses and depreciation and amortization to premiums.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

        Revenue.    Revenue for the six months ended June 30, 2007 was $1.2 billion, an increase of $117 million, or 11%, over the corresponding period last year. Strong growth in Sterling's Medicare Advantage product and higher investment income drove the improvement. The U.S. Senior segment, which offers our Medicare Advantage PFFS plans, accounted for 8% of the overall revenue growth. Higher investment balances and higher yields contributed to investment income performance.

        Benefits & Expenses.    Total benefits and expenses for the six months ended June 30, 2007 increased by $98 million, or 11%, over the corresponding period last year. The benefit ratio increased substantially due to the shift in product mix to the higher loss ratio Medicare Advantage product in our U.S. Senior segment. Included in the results is the impact of a $10 million adverse development in the U.S. Senior segment and an increase in benefit levels. The loss ratios in the North America and International segments were stable year over year. A decline in the expense ratio reflects the significant revenue growth against a fixed portion of the expense base.

        Income Before Income Tax.    Income before income taxes improved 13% to $161 million as a result of higher revenues. Pretax margins increased from 13.7% to 14%.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        Revenue.    Total revenue for the year ended December 31, 2006 was $2.1 billion, an increase of $253 million, or 14%, from the corresponding period in 2005. The improvement was primarily due to an increase in premiums and higher investment income. Premiums rose $233 million, or 13%, to $2.0 billion. This increase was primarily the result of increased revenue from the U.S. Senior segment, reflective of strong sales in the Medicare Advantage product. Investment income was $142 million in 2006, a $13 million increase from 2005. The improvement reflects the movement to longer-term, higher-yield investments.

        Benefits & Expenses.    Total benefits and expenses for the year ended December 31, 2006 rose 14% over the corresponding period in 2005. Benefits to policyholders increased $178 million, reflecting higher revenue in the U.S. Senior segment. As a percentage of premiums, benefits increased from 52.9% to 55.7%. This is attributable to results generated by the U.S. Senior segment, primarily driven by the Medicare Advantage product. The loss ratio in our North America and International segments exhibited stability year over year. General expenses increased 9%, driven by growth in the U.S. Senior segment, although the expense ratio to premiums earned declined overall, reflective of the U.S. Senior segment premium volume growth against a well controlled expense base.

        Income Before Income Tax.    Income before income tax improved $17 million from 2005 to $262 million in 2006 as a result of strong results in the U.S. Senior segment. The pretax margin decreased from 13.1% to 12.3% This is due in part to a business mix shift with our lower margin U.S. Senior segment's business becoming a more significant portion of our global enterprise.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        Revenue.    Total revenue for the year ended December 31, 2005 was $1.9 billion, an increase of $79 million, or 4%, over the corresponding period in 2004. Increases were seen in premiums in all operating segments, as well as higher investment income. Premiums rose $66 million, or 4%, from 2004, as all operating segments, especially the U.S. Senior segment, exhibited increases. This growth was somewhat offset by a decline in our Corporate and Other segment. This decline is due to the continued runoff of closed insurance blocks. Investment income was $129 million in 2005, a $19 million increase from 2004. The improvement reflects the movement to longer-term, higher-yield investments. Realized investment gains fell from $11 million in 2004 to zero in 2005. Activity in 2004 included a gain from the sale of Endurance common stock of $5 million as well as gains from other common stock investments.

        Benefits & Expenses.    Total benefits and expenses for the year ended December 31, 2005 increased $36 million, or 2%, over the corresponding period in 2004. Benefits to policyholders rose 4%, which corresponds with higher U.S. Senior segment revenue. The policy benefit ratio showed stability year over year. An overall decrease in general expenses is substantially related to the non-operating Corporate and Other segment, where the runoff of closed blocks caused some inconsistency in the expense line year over year.

        Income Before Income Tax.    Income before income tax improved 21% to $245 million in 2005, reflecting improvements in all segments. Pretax margins increased from 11.3% in 2004 to 13.1% in 2005 as a result of lower general expenses.

Operating Segments

        We classify our business into three operating segments: North America, International and U.S. Senior.

        Total revenue is presented both by segment and by geographic area in note 13 to our combined financial statements. Revenues are attributed to geographic areas based on the location of the resources producing the revenues. While revenue is tracked and evaluated separately by management, expenses are allocated to products and services within each of our operating segments. In addition to revenue, we also measure a segment's financial performance using its income before income tax.

        Operating segment revenue includes net investment income related to operating invested assets of that segment. Investment characteristics generally mirror liability characteristics of the respective operating segments. Policyholder claims and other types of non-interest sensitive insurance liabilities are primarily supported by intermediate to long-term fixed-maturity instruments.

North America

        The North America segment offers two principal categories of products, Supplemental Accident & Health and Life insurance products, the majority of which are scheduled indemnity obligations that provide a predictable loss ratio that does not fluctuate based on medical inflation. Products are available in all 50 states and all provinces in Canada, and are targeted primarily to middle-income consumers in small towns and rural geographic areas. The majority of these products are sold to individuals at home or in the workplace through our exclusive agency force.

        North America results of operations follow:

	Year Ended December 31,			Six Months Ended June 30,
(millions)	2006	2005	2004	2007	2006
Premiums	$887	$873	$858	$461	$442
Other income	11	9	7	6	5
Net investment income	82	75	82	50	41

Total revenue	980	957	947	517	488

Benefits to policyholders	472	448	431	241	229
General expenses	400	395	413	194	201
Total expenses	872	843	844	435	430

Income before income tax	$108	$114	$103	$82	$58

Margin(1)	11.0%	11.9%	10.9%	15.9%	11.9%
Benefit Ratio(2)	53.2%	51.3%	50.2%	52.3%	51.8%
Expense Ratio(3)	45.1%	45.3%	48.2%	42.1%	45.5%
Combined Ratio(4)	98.3%	96.6%	98.4%	94.4%	97.3%

(1)
Margin is calculated as the percentage of income before income tax to total revenue.

(2)
Benefit Ratio is calculated as the percentage of benefits to policyholders to premiums.

(3)
Expense Ratio is calculated as the percentage of the sum of general expenses to premiums.

(4)
Combined Ratio is calculated as the percentage of the sum of total benefits to policyholders, general expenses and depreciation and amortization to premiums.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

        Revenue.    Total revenue for the six months ended June 30, 2007 was $517 million, an increase of 6% over the corresponding period in 2006. The increase was driven by a 4% increase in premiums and favorable foreign exchange rates in Canada. The increase in investment earnings resulted from increased yields and higher investment balances.

        Benefits & Expenses.    The policyholder benefits ratio reflected a slight decrease over the prior year. 2006 included certain refinements in reserve estimates resulting from the transition to a new valuation system. General expenses rose slightly, but less than premiums earned, contributing to a 1.5% decrease in the ratio year over year.

        Income Before Income Tax.    Income before income tax was $82 million, an increase of 41%. The combination of revenue growth along with declines in the benefit and expense ratios contributed to improvements in profit performance. Both the U.S. and Canadian operations showed strong performance, as did the investment portfolio.

North America Results for 2006 Compared to 2005

        Revenue.    Total revenue was $980 million in 2006, an increase of $23 million, or 2%, over 2005. Premiums increased by $14 million, or 1.6% year over year. Consistent results were generated in all business lines. While new sales growth was modest, the renewal persistency is high and provides support for the growth in the overall results. Investment income rose $7 million to $82 million reflective of positive cash flow from the operation, which is driving higher investment balances.

        Benefits & Expenses.    The policyholder benefit ratio increased to 53.2% in 2006 from 51.3% in 2005, driven mostly by enhancements to policy benefits to comply with certain minimum state loss ratio requirements. General expenses increased in a manner consistent with premium growth. Included in the 2006 expenses is $7 million related to restructuring initiatives. This primarily relates to some consolidation and reorganization activities occurring within our North America operation.

        Income Before Income Tax.    Income before income tax declined $6 million in 2006 to $108 million. Pre-tax margins for the segment declined to 11.0% in 2006 from 11.9% in 2005. The decline in both income and margins was driven by an increase in the policyholder benefit ratio, due to the items noted above.

North America Results for 2005 Compared to 2004

        Revenue.    Total revenue was $957 million in 2005, an increase of $10 million, or 1%, from 2004. Premiums increased by $15 million, or 2%, from 2004, driven by steady performance in the segment's Supplemental Accident & Health business in both the U.S. and Canada. As in prior years the premium growth continues to reflect a consistency that is characterized by a strong inforce book and modest levels of new sales.

        Benefits & Expenses.    The policyholder benefit ratio increased slightly, from 50.2% in 2004 to 51.3% in 2005. While loss ratios in the U.S. operations were relatively stable year-over-year, the Canadian operations experienced reserve increases in certain long-term coverages. These increases reflect a product mix shift that includes greater emphasis on a Critical Illness product. General expenses fell $18 million, or 4%. The expense ratio improved to 45.3% in 2005 from 48.2% in 2004. The improvement was driven by estimation adjustments to bonus accruals and deferred policy acquisition costs for certain products.

        Income Before Income Tax.    Income before income tax rose $11 million, or 11%, from 2004. Pre-tax margins for the segment improved from 10.9% in 2004 to 11.9% in 2005. Key drivers of this increase in income before income tax from 2004 to 2005 include the strong premium base and the expense items mentioned above.

International

        The International segment consists of operations in nine countries outside of North America. Supplemental Accident & Health products are offered in all countries, while Life Insurance products are offered only to consumers in the U.K. Similar to the North America segment, the International segment targets middle-income consumers in rural areas and small towns, and the products are customized to meet local regulatory requirements and customer needs. The products are sold by agents who are independent contractors.

        International results of operations follow:

	Year Ended December 31,			Six Months Ended June 30,
(millions)	2006	2005	2004	2007	2006
Premiums	$438	$412	$393	$236	$216
Net investment income	4	4	3	3	2

Total revenue	442	416	396	239	218

Benefits to policyholders	168	166	168	87	80
General expenses	219	188	175	108	103
Total expenses	387	354	343	195	183

Income before income tax	$55	$62	$53	$44	$35

Margin(1)	12.4%	14.9%	13.4%	18.4%	16.1%
Benefit Ratio(2)	38.4%	40.3%	42.8%	36.9%	37.0%
Expense Ratio(3)	50.0%	45.6%	44.5%	45.7%	47.7%
Combined Ratio(4)	88.4%	85.9%	87.3%	82.6%	84.7%

(1)
Margin is calculated as the percentage of income before income tax to total revenue.

(2)
Benefit Ratio is calculated as the percentage of benefits to policyholders to premiums.

(3)
Expense Ratio is calculated as the percentage of the sum of general expenses to premiums.

(4)
Combined Ratio is calculated as the percentage of the sum of total benefits to policyholders, general expenses and depreciation and amortization to premiums.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

        Revenue.    Total revenue for the six months ended June 30, 2007 was $239 million, an increase of 10% from the corresponding period in 2006. Premiums increased by 4.5%. Favorable foreign exchange rates accounted for the remainder of overall revenue growth.

        Benefits & Expenses.    The policyholder benefits ratio was stable in this segment as well, showing slight improvement over the prior year. Expenses grew less than the growth of premiums resulting in a lower overall expense ratio.

        Income Before Income Tax.    Income before income tax was $44 million, an increase of 26% over the prior year. The pre-tax income margin improved year-over-year due to increased revenue, coupled with favorable loss and expense ratios.

International Results for 2006 Compared to 2005

        Revenue.    Total revenue was $442 million in 2006, an increase of $26 million, or 6%, over 2005. Approximately 1% of this growth resulted from favorable foreign exchange rates year-over-year. Additional growth was attributable to a strong performance in our Ireland operations, which represents approximately 20% of premiums in this segment.

        Benefits & Expenses.    Total expenses increased by $33 million, or 9%, over 2005. Approximately 40% of this increase was attributable to increased costs incurred for technology system upgrades and to increases in general reserves for legal matters. Selling expenses also increased in a manner consistent with premium growth. The policyholder benefit ratio decreased from 40.3% in 2005 to 38.4% in 2006, resulting from favorable claim experience in our European operations.

        Income Before Income Tax.    Income before income tax was $55 million in 2006, an 11% decrease over 2005. Pre-tax margins for the segment declined from 14.9% in 2005 to 12.4% in 2006. Higher general expenses drove the decline in both income and pre-tax margins.

International Results for 2005 Compared to 2004

        Revenue.    Total revenue in 2005 was $416 million, an increase of $20 million, or 5%, over 2004. Strong results in the Ireland operations contributed significantly to overall segment growth. All other countries showed positive growth for the year.

        Benefits & Expenses.    The policyholder benefit ratio decreased to 40.3%, down from 42.8% in 2004.

        Income Before Income Tax.    Income before income tax increased $9 million from 2004 to $62 million. Pre-tax margins for the segment improved from 13.4% in 2004 to 14.9% in 2005. The increase in income and pre-tax margins was due to increased revenues.

U.S. Senior

        The U.S. Senior segment markets various Medicare-related, Life and Supplemental Accident & Health products to individuals over the age of 50 in 49 states in the U.S. and the District of Columbia. The segment provides two primary types of products, Medicare Advantage and Medicare supplement products, complemented by Long-Term Care and other mature market offerings. Products are sold through our exclusive agency force.

        U.S. Senior results of operations follow:

	Year Ended December 31,			Six Months Ended June 30,
(millions)	2006	2005	2004	2007	2006
Premiums	$599	$397	$327	$370	$283
Other income	15	8	8	5	7
Investment income	9	8	—	5	5

Total revenue	623	413	335	380	295

Benefits to policyholders	425	278	237	308	198
General expenses	130	100	65	56	57
Total expenses	555	378	302	364	255

Income before income tax	$68	$35	$33	$16	$40

Margin(1)	10.9%	8.5%	9.9%	4.2%	13.6%
Benefit Ratio(2)	71.0%	70.0%	72.5%	83.3%	70.0%
Expense Ratio(3)	21.7%	25.2%	19.9%	15.1%	20.1%
Combined Ratio(4)	92.7%	95.2%	92.4%	98.4%	90.1%

(1)
Margin is calculated as the percentage of income before income tax to total revenue.

(2)
Benefit Ratio is calculated as the percentage of benefits to policyholders to premiums.

(3)
Expense Ratio is calculated as the percentage of the sum of general expenses to premiums.

(4)
Combined Ratio is calculated as the percentage of the sum of total benefits to policyholders, general expenses and depreciation and amortization to premiums.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

        Revenue.    Total revenue for the six months ended June 30, 2007 was $380 million, an increase of 29%, over the corresponding period in 2006. This increase was primarily caused by strong sales of the segment's Medicare Advantage product.

        Benefits & Expenses.    The policyholder benefit ratio was 83.3%, up substantially over the prior year driven by a planned increase in policyholder benefits and a $10 million reserve increase for adverse claim development. The overall general expense ratio declined, attributable to higher premium volumes, supported by a fixed general expense base.

        Income Before Income Tax.    Income before income tax was $16 million, down significantly from the same period during the prior year. This decrease is related to claim costs being consistent with expectations this year and reserve adjustments related to prior years, resulting in a lower profit margin.

U.S. Senior Results for 2006 Compared to 2005

        Revenue.    Total revenue was $623 million in 2006, a $210 million, or 51%, improvement over 2005. The growth in revenue was driven by strong sales of the segment's Medicare Advantage product.

        Benefits & Expenses.    The policyholder benefit ratio was stable year-over-year, increasing approximately 1.0% in 2006 versus 2005. General expenses increased by $30 million, consistent with the revenue growth noted above.

        Income Before Income Tax.    Income before income tax was $68 million, a $33 million improvement over 2005. Pre-tax margins were 8.5% for 2005 and 10.9% for 2006. The growth in both income and margins was driven by strong sales in the segment's Medicare Advantage product, coupled with better than expected claims experience in the product.

U.S. Senior Results for 2005 Compared to 2004

        Revenue.    Total revenue for 2005 was $413 million, an increase of $78 million, or 23%, from 2004, as a result of improved sales of the segment's Medicare Advantage product.

        Benefits & Expenses.    The policyholder benefit ratio declined to 70.0% in 2005 from 72.5% in 2004. This decline is attributable to favorable claims experience in the Medicare Advantage product. The general expense ratio increased to 25.2% in 2005 from 19.9% in 2004. This increase is attributable to costs incurred to support market expansion.

        Income Before Income Tax.    Income before income tax was $35 million versus $33 million in 2004. Growth in revenue drove higher general expenses needed to expand the business. As a result, pre-tax margins fell from 9.9% in 2004 to 8.5% in 2005.

Corporate and Other (Non-Operating) Segment

        The Corporate and Other segment is a non-operating segment. Results from this segment consist primarily of corporate investment income, which includes realized gains and losses on our investment portfolio and investment income on the assets supporting the statutory capital and surplus of the insurance company subsidiaries. In addition, this segment includes results of several businesses in run-off. Expenses in this segment include unallocable corporate and administrative costs.

        Corporate and Other results follow:

	Year Ended December 31,			Six Months Ended June 30,
(millions)	2006	2005	2004	2007	2006
Premiums	$39	$47	$85	$(6)	$19
Other income	1	(1)	(4)	—	1
Investment income	46	42	25	25	19
Realized investment gains (losses)	(4)	—	11	(1)	(3)

Total revenue	82	88	117	18	36

Benefits to policyholders	28	23	43	(2)	14
General expenses	23	31	61	1	13
Total expenses	51	54	104	(1)	27

Income before income tax	$31	$34	$13	$19	$9

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

        Revenue.    Revenue declined from $36 million for the six months ended June 30, 2006 to $18 million for the corresponding period in 2007, as former business line coverages continued to run off. As expected, premium revenues declined $25 million. Investment income showed strong growth as our asset balances increased as a result of good cash flow from operations.

        Benefits & Expenses.    Both policyholder benefits and general expenses declined year over year, resulting from continued decreased exposure in the runoff lines of business.

        Income Before Income Tax.    Income before income tax was $19 million. The improvement year over year was the result of the continued runoff of exited business lines and improved investment income performance. The remaining exposure continues to decline in the runoff businesses and management expects more consistent results going forward.

Corporate and Other Results for 2006 Compared to 2005

        Revenue.    Total revenue for 2006 was $82 million, a $6 million decrease from 2005. Premiums declined by $8 million, as former business line coverages continued to runoff.

        Benefits & Expenses.    Policyholder benefits increased by $5 million due to claims volatility in the Bolivia operations. Expenses were lower year-over-year due to slight decreases in expenses related to the auto credit business.

        Income Before Income Tax.    Income before income tax declined by $3 million in 2006 to $31 million due primarily to underwriting losses in the runoff businesses.

Corporate and Other Results for 2005 Compared to 2004

        Revenue.    Total revenue for 2005 was $88 million versus $117 million in 2004. Premiums fell sharply from $85 million in 2004 to $47 million in 2005, reflecting the run-off of Special Risk business. Investment income rose $17 million to $42 million, reflecting a shift of assets from lower yielding, short-term investments and non-dividend paying equity investments to fixed maturity securities.    Realized gains declined from $11 million in 2004 to zero in 2005. In 2004, our investments in Endurance common stock as well as other common stock holdings were liquidated, resulting in realized gains.

        Benefits & Expenses.    Total expenses declined from $104 million in 2004 to $54 million in 2005. Policyholder benefits declined by $20 million and general expenses decreased by $30 million, mirroring the decline in premiums earned noted above.

        Income before Income Tax.    Income before income tax increased from $13 million in 2004 to $34 million in 2005. Higher investment earnings contributed to the increase.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

        Our insurance companies are subject to certain regulatory restrictions relating to dividend capacity. These regulations are discussed further in note 8 to our combined financial statements. Additionally, our insurance subsidiaries are required to maintain a minimum capital and surplus as determined by risk-based capital formulas developed by the National Association of Insurance Commissioners (NAIC). The statutory capital and surplus of our insurance subsidiaries exceeded the risk-based capital targets set by the NAIC by a satisfactory level at December 31, 2006. We anticipate that there will be adequate liquidity to meet out needs in the foreseeable future.

  Operating Cash Flows

        Cash provided by operating activities represents the net income we earned in the reported periods adjusted for non-cash charges and changes in operating assets and liabilities. Cash provided by operating activities for the first six months of 2007 was $258 million, an increase of $105 million over the corresponding period in 2006. The increase was driven by the timing of payments for income taxes and general expense liabilities. For full year 2006, cash provided by operating activities increased $36 million over 2005 to $299 million, driven by higher net income and higher policy liabilities, offset in part by lower other liabilities. In 2005, cash provided by operating activities declined $32 million to $263 million, as higher income tax payments, increased prepaid premiums and lower general expense liabilities more than offset higher net income and increases in policy and other liabilities.

  Investing Cash Flows

        We invest and use operating cash flows to satisfy future benefits to policyholders and when appropriate, make them available to pay dividends to Aon.

        Generally, we invest in highly liquid and marketable investment grade securities to support policy liabilities. These invested assets are subject to insurance regulations set forth by the various governmental jurisdictions in which we operate, both domestically and internationally. The insurance regulations may restrict both the quantity and quality of various types of assets within the portfolios.

        Our insurance subsidiaries' policy liabilities are segmented among multiple accident and health and credit portfolios. Those portfolios have widely varying estimated durations and interest rate characteristics. Generally, our policy liabilities are not subject to interest rate volatility risk. Therefore, in many of the portfolios, asset and policy liability duration are not closely matched. Interest rate sensitive policy liabilities are generally supported by floating rate assets.

        For the first six months of 2007, cash used by investing activities increased $169 million over the corresponding period in 2006 to $262 million, reflecting lower sales of fixed maturities. For full year 2006, cash used by investing activities decreased $56 million from 2005 to $113 million. Sales of our fixed maturity investments generated $617 million less cash than last year, while purchases during 2006 were lower by $743 million. Activity in short-term investments generated $96 million less cash in 2006. In 2005, cash used by investing activities was $169 million, $112 million less than what was used in 2004. Cash received from the sales of fixed maturities was $561 million higher than 2004, which was partially offset by $429 million of higher purchases of fixed maturities. We generated $97 million more cash through the net activity in short-term investments.

  Financing Cash Flows

        Our cash flows from financing activities represent cash activity with Aon. For the first six months of 2007, cash used by financing activities was $1 million, compared to $59 million for the first six months of 2006. For the six months ended June 30, 2006, we paid a $95 million cash dividend to Aon. In 2006, cash used by financing activities was $185 million, an increase of $93 million from 2005. In 2006, we paid a cash dividend of $250 million to Aon, while in 2005, a payment of $100 million was made. In 2005, cash used by financing activities was $92 million, compared to $3 million in 2004, reflecting an increase in cash dividends paid of $91 million over 2004.

  Financial Condition

        Total assets at June 30, 2007 were $4.6 billion, an increase of $201 million from December 31, 2006. Total investments were $3,241 million, an increase of $282 million from year-end, reflecting increases in fixed maturities ($158 million) and short-term investments ($148 million). During the first six months 2007, reinsurance recoverables declined $34 million and receivables declined $40 million.

        Total liabilities at June 30, 2007 were $3.0 billion, an increase of $91 million from year-end 2006 due to higher future policy benefits. Invested equity increased $105 million since year-end 2006, driven by net income during the first six months.

        Total assets at December 31, 2006 were $4.4 billion, an increase of $145 million from December 31, 2005. Total investments were $3 billion, an increase of $141 million from the previous year-end, primarily due to a $116 million increase in fixed maturities. During the year, total receivables declined $60 million, which were offset by an increase in deferred policy acquisition costs of $47 million.

        Total liabilities at December 31, 2006 were $2.9 billion, an increase of $190 million from year-end 2005 due to an increase of $129 million in future policy benefits and an increase in policy and contract claims of $54 million. Invested equity decreased $45 million since year-end 2005, principally a result of a $250 million dividend to Aon, which more than offset $179 million of net income for the year.

INVESTMENTS

        We invest in broad asset categories related to our diversified operations. Investments are managed with the objective of maximizing earnings while monitoring asset and liability durations, interest and credit risks and regulatory requirements. We maintain well-capitalized operating companies. The financial strength of these companies permits a diversified investment portfolio including invested cash, fixed-income obligations, public and private equities and limited partnerships (LPs).

        Invested assets in excess of net policyholder liabilities and related investment income are allocated to the Corporate and Other segment. These insurance assets, which are publicly-traded equities, as well as less liquid private equities and LPs, represent a more aggressive investment strategy that provides an opportunity for greater returns with a longer-term investment horizon. These assets are necessary to support strong claims paying ratings by independent rating agencies and are unavailable for other uses such as debt reduction or share repurchases without consideration of regulatory requirements (see note 8 to our combined financial statements).

        With a carrying value of $2.6 billion at December 31, 2006, our total fixed-maturity portfolio is invested primarily in investment grade holdings (99.8%) and has a carrying value which is 98% of amortized cost. Our general investment philosophy is to hold fixed-rate assets for long-term investment. We have determined that our portfolio of bonds, notes and redeemable preferred stocks is available to be sold in response to changes in market interest rates, relative value of asset sectors, individual securities prepayment and credit risks and our need for liquidity. We do not have a trading portfolio.

Off-Balance Sheet Arrangements

        Items such as operating lease commitments are not recognized as liabilities in our combined financial statements, but we are required to disclose them. Except for these arrangements, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations

        The following table summarizes our significant contractual obligations at December 31, 2006, and the future periods during which we expect to settle these obligations in cash.

        We have provided additional details about certain of these obligations in our notes to the financial statements:

	Payments due in
(millions)	2007	2008– 2009	2010– 2011	2012 and beyond	Total
Operating leases	$10	$14	$9	$10	$43
Future policy benefits	96	122	157	1,409	1,784
Policy and contract claims	410	64	21	11	506

Total	$516	$200	$187	$1,430	$2,333

        The table above does not include any future purchase obligations that have been entered into by Aon on behalf of its subsidiaries, including WCS Global Holdings, Inc.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to certain market risks as part of our ongoing business operations, including foreign exchange and interest rate risks, which could impact operating results and financial condition. Aon historically consolidated these risks as part of its company-wide financial risk management. We plan to manage exposure to these and other market risks through regular operating and financing activities. On a limited basis, we will use derivative financial instruments to manage foreign exchange, interest rate and other risks. We do not enter into derivatives or financial instruments for trading purposes. The following discussion describes our specific exposures and the strategies we use to manage these risks. Actual results may differ.

        We are subject to foreign exchange rate risk associated with translating financial statements of our foreign operations into U.S. dollars and to risks associated with insurance reserves denominated in currencies other than the U.S. dollar. Our primary exposures are associated with the British pound, the Australian dollar and the Euro. We use various derivative financial instruments (see note 11 to our combined financial statements) to protect against adverse transaction and translation effects of exchange rate fluctuations. The impact to 2006 and 2005 pretax income in the event of a hypothetical 10% adverse change in the respective quoted year-end exchange rates would not be material after consideration of derivative positions.

        The valuation of our fixed-maturity portfolio is subject to interest rate risk. A hypothetical 1% increase in long-term interest rates would decrease the fair value of the portfolio at December 31, 2006 and 2005 by approximately $119 million and $110 million, respectively.

        The valuation of our marketable equity security portfolio is subject to equity price risk. If market prices were to decrease by 10%, the fair value of the equity security portfolio would have a corresponding decrease of $6 million at December 31, 2006 compared to $4 million at December 31,

2005. At December 31, 2006 and 2005, there were no outstanding derivatives hedging the price risk on the equity security portfolio.

        The selection of the ranges of values chosen to represent changes in foreign currency exchange rates, interest rates and equity market prices should not be construed as our prediction of future market events, but rather an illustration of the impact of such events. The range of changes chosen reflects our view of changes that are reasonably possible over a one-year period.

        The level of our net assets not denominated in U.S. dollars is subject to foreign exchange rate movement. A decrease in the value of a foreign currency relative to the U.S. dollar will have an adverse effect on our non-U.S. dollar-based net assets. We may enter into derivative transactions, typically over-the-counter options and forward contracts to reduce the impact of foreign currency fluctuations on the translation of our non-U.S. net assets. Additionally, we are subject to exchange rate volatility related to our operating results. To protect against adverse translation effects due to exchange rate movements, we may utilize derivative financial instruments.

        We are also exposed to interest rate risk. The valuation of our fixed income portfolios will decrease in a risking rate environment. Derivatives, typically financial futures and interest rate swaps, may be used to manage this risk. We may also use derivative securities to protect against interest rate movements that adversely affect our debt structure.

        Investment guidelines regarding the use of derivative financial instruments have been established and are closely monitored.

OUR BUSINESS

Overview

        We are a leading provider of Supplemental Accident & Health, Life and Medicare-related insurance products targeted primarily to individuals in the middle-income and U.S. Senior markets. We provide insurance products under two distinct brand names, Combined and Sterling. This brand distinction is driven by different products, target markets and geographies. The Combined brand is used to sell supplemental insurance products primarily to middle income consumers in North America, Europe and Asia. The Sterling brand is used to sell our products targeted to the U.S. Senior market. We market our products primarily through over 7,000 exclusive agents serving approximately four million individual policyholders worldwide.

        We operate primarily in three business segments that are aligned with our brand position: North America, International and U.S. Senior. Our fourth segment, Corporate and Other, is a non-operating segment.

History and Development

        We trace our roots back to 1919, when W. Clement Stone began selling insurance at the Dime Bank Building in Detroit, Michigan. Mr. Stone founded our company in 1922 in Chicago, Illinois under the name Combined Registry Co. In 1947, CICA started operating as the accident and health insurer that Mr. Stone used to consolidate several small regional insurance companies. We began offering insurance products in Canada in 1956, and three years later expanded our operations into Australia. Expansion continued with the beginning of our UK operation in 1963 and Ireland and Germany in 1976. In 1982, we merged with Ryan Insurance Group, which had been founded by Patrick G. Ryan, to form what later became Aon Corporation. While a part of Aon, we surpassed $1 billion of revenue in 1998. In 2000, Sterling Life Insurance Company was used to house our Medicare-related product business, operating in conjunction with our third party administrator, Olympic Health Management Services, Inc. We are currently headquartered in Glenview, Illinois, generated $2.0 billion in premiums and $179 million in net income during 2006, and had $4.6 billion in total assets and $1.6 billion of invested equity as of June 30, 2007. Today, we offer our insurance products in 11 countries around the world. Our premiums over the last five years have increased each year as set forth below.

Premiums
($ in millions)

Our Strengths

        We believe our strengths position us to continue as a leading provider of supplemental and Medicare-related insurance products for approximately four million individuals and group policyholders worldwide. Our strengths include:

        Strong Position in Attractive Markets.    WCS's three operating segments—North America, International and U.S. Senior—enjoy leading market positions and operate in attractive local markets which historically have been underserved by large insurance carriers. According to A.M. Best and Canadian Insurance, respectively, our Combined brand is the 5th largest provider of individual, non-cancelable Accident & Health policies in the U.S., and the 3rd largest writer of individual Accident & Health coverages in Canada. We are focused on middle-income customers located primarily in rural areas and small towns across the U.S. and Canada. This market has high barriers to entry due to the nature of the sale, which are typically achieved by referrals. In addition, the significant demands of selling face-to-face across a vast geography compounds the difficulties of entering this market. We have an exclusive sales force of approximately 3,500 agents in North America, which provides critical access and personal attention to this target market segment. Over the years, we believe we have become a longstanding, trusted service provider to our customers and, as a result, have reinforced our strong position in the marketplace.

        Combined's U.S. and Canadian platforms are diversified geographically, with only one state representing more than a 15% share of U.S. gross premium (New York—17.8%) and the top ten states representing less than 55% of total share of U.S. gross premium. Similarly, Combined's Canadian performance is spread across all provinces with concentrations in provinces with higher population. We have a scaleable presence in each of the key U.S. states and Canadian provinces in which we conduct our business.

  North America Segment—Premiums

North America

U.S. By State	%	Canada By Province	%
New York	17.8%	Quebec	43.8%
California	5.3	Ontario	17.9
Illinois	4.6	Alberta	9.0
Pennsylvania	4.5	New Brunswick	6.4
Ohio	4.2	Saskatchewan	5.7
North Carolina	4.2	British Columbia	5.2
Texas	4.1	Newfoundland	4.5
Minnesota	3.7	Nova Scotia	4.5
Florida	3.0	Manitoba	2.4
Massachusetts	2.9	Prince Edward Island	0.6
Other States & Territories	45.7
Total	100.0%		100.0%

  Note: 2006 premiums.

        Our strong presence also extends into Europe and Asia/Pacific. Operations commenced in Australia in 1959, the U.K. in 1963, New Zealand in 1965, Ireland and Germany in 1976 and most recently in Portugal (1998), Thailand (2001), Spain (2006) and Austria (2007). In Asia, a representative office was established in China in January 2006, and we are exploring a strategy for entering that market. According to Euromonitor International Consulting, during 2006, we were the 5th largest writer of Individual Accident coverages and the 10th largest writer of Individual Healthcare coverages in the United Kingdom, the largest writer of Individual Accident coverages in Ireland, as well as the 4th largest writer of Individual Accident coverages and the 3rd largest writer of Individual Sickness coverages in Australia. We currently believe that there are growing opportunities in these markets as government- sponsored insurance coverage becomes less comprehensive, and consumer-driven initiatives take hold, creating a greater need for supplemental insurance products.

International—Premiums

International
By Country	%
U.K.	46.0%
Ireland	22.1
Australia	15.3
Germany	9.1
New Zealand	5.1
Portugal	2.2
Thailand	0.2
Spain	—
Austria	—
100.0%

  Note: 2006 premiums.

        We are also well positioned across the U.S. senior market through the strength of our Sterling brand, base of over 600 agents and position as the 7th largest Medicare PFFS plan writer representing an approximate 5% market share as of September 2007. The unique nature of Sterling's products targets the underserved markets in the non-urban U.S. and offers choice of providers versus network-based offerings. We believe Sterling has developed strong brand equity and customer loyalty through a high-touch educational sales approach and a "Real People" customer service value proposition.

        The U.S. Medicare market represents a compelling opportunity for us. In 2006, the market totaled $331 billion in premiums, and has been projected to grow to $524 billion in premiums by 2011. 43 million people were Medicare-eligible in 2006. By August of 2007, 8.7 million were enrolled in Medicare Advantage and 1.7 million in PFFS plans. According to the Congressional Budget Office, PFFS plan growth is currently expected to double in the next two years, and nearly triple in the next ten years. Of the North America segment's current customer base, over 350,000 U.S. policyholders are currently over age 65 and an additional 30,000 individuals become eligible for senior products annually, providing a significant cross-selling opportunity for us. The following table highlights the U.S. Senior segment's premium geographic diversification.

U.S. Senior—Premiums
By State	%
Washington	19.3%
Texas	13.3
Louisiana	9.8
Oklahoma	5.4
Montana	5.0
Pennsylvania	4.4
Illinois	4.4
Idaho	4.0
South Carolina	2.0
Tennessee	2.0
Other States & Territories	30.4
100.0%

  Note: 2006 premiums.

        Unique and Exclusive Distribution System.    We have a sales force of approximately 7,000 exclusive agents that permits face-to-face contact with potential policyholders in 11 countries. Our recruiting, hiring and training processes are highly structured and create a strong, motivated workforce. Each of our three operating segments has extensive recruiting networks, rigorous licensing and training, which includes ongoing field and classroom instruction throughout an agent's career. A core element of our training is based on the sales and motivational principles of PMA (Positive Mental Attitude) of WCS's founder, W. Clement Stone. In the U.S. Senior segment, we recruit agents capable of connecting with the mature market and developing thorough product knowledge for an educational sales approach. This consultative sales approach is part of Sterling's brand platform ("Real People. Wise Choices."). The personal attention provided by our agents gives potential policyholders the opportunity to ask questions and to select a Combined or Sterling product that meets their needs. In rural areas and small towns in particular, consumers find this personal attention to be highly desirable and, since our distribution system is difficult to replicate, it gives us a competitive advantage. These in-person meetings also provide us with the opportunity to develop leads for new business through extensive referrals received. Moreover, after the sale of an insurance policy, our agents initiate direct contact with existing policyholders to meet their additional insurance needs, which results in an average of two policies per customer and multiple referrals.

        Diversified Products Designed for Stable Cash Flows.    Our Combined products generate predictable cash flows and profitability with limited volatility, based on their design and the markets in which they are sold. Our long history and experience in the Supplemental Accident & Health insurance sector continues to provide a strong basis for profitable product pricing. We have priced products and designed benefits such that overall level of profits is driven by the volume of products sold. The majority of our products have pre-determined fixed-benefit levels set at the point of sale, are not subject to escalating medical cost inflation and do not have long-term exposure. These benefits may include daily payments upon admittance to a hospital for an accident or sickness, during recovery time, while being treated for cancer or other specified diseases, or during a short-term convalescence. These products are easily understood by prospective customers when presented by trained agents, and are affordable to a wide range of consumers (a typical accident policy may have premiums less than $20 per month). These products also perform significantly different from general healthcare coverages, which tend to have broad ranges of claim experience due to changing patterns of medical utilization and rising costs of medical care. Our geographic dispersion, rural market focus and diverse product portfolio also limits the concentration of our exposure to natural or man-made disasters.

        Conservative and Liquid Investment Portfolio.    We have a highly liquid investment portfolio with a conservative risk profile and strong cash position. Cash, short-term investments and investment grade bonds composed 95.2% of the portfolio as of June 30, 2007. Our holdings in bonds below-investment grade represents 0.1% of total fixed-income assets. Less than $6 million of our investments reside in asset-backed securities underlined by prime and sub-prime mortgage collateral, which are in AAA rated securities. We currently anticipate that the overall liquidity and intermediate duration of our investment portfolio holdings will provide significant flexibility for a future alternative investment strategy.

        Consistently Strong Financial Performance.    Our revenue and pre-tax income have grown at compound annual growth rates of 6% and 12%, respectively, since 2002. In 2006, we generated $2.1 billion in total revenues and over $262 million in income before income tax. We believe that a combination of our low risk product portfolio and our global policyholder base results in a strong and stable platform. We believe that our strong capital position will allow us to execute the growth initiatives of our business, including continued expansion into new geographic markets, increased investments in the Combined and Sterling brands and expansion of our service offerings. At June 30, 2007, our invested equity was $1.6 billion. After giving effect to the distribution of WCS common stock by Aon and the other transactions contemplated by a Distribution Agreement, our pro forma invested equity at June 30, 2007 was $943 million.

        Experienced Management Team.    Our senior management team is a combination of professionals who have managed our business for several years and several additions in the past two years who bring a depth of public company and industry experience. Our longer-tenured executives on the senior management team, a seasoned group of professionals with an average of 28 years of experience with us and more than 140 years of cumulative experience with WCS, complement our recent additions.

Our Strategy

        We believe our middle income and senior markets are underserved by a majority of financial service providers and there are significant opportunities in these target markets. We expect both growth in the middle income market as employer-sponsored benefit programs are curtailed and growth in the senior market as the baby boomers reach retirement age.

        Our strategy for achieving our growth objectives includes the following:

        Build Our Marketing and Brand Strategy.    Building on our strong presence in rural areas and small towns in the U.S. and abroad, management is committed to enhancing the strategic positioning for both Combined and Sterling through the following initiatives:

  •
  Increasing brand awareness and recognition—We currently plan to continue to strengthen our brands through a combination of factors, without being highly dependent on large scale media marketing campaigns. A key lever of this initiative will be a strategic public relations campaign that will continue to enhance brand recognition for Combined and Sterling in the markets it serves through the use of news releases, targeted local publications and community events.

  •
  Building a global consumer Internet platform—We are currently planning to enhance the capabilities of our Internet web site and attempt to increase our presence on the Internet. We hope to streamline navigation on our Internet web site for policyholders and potential customers to access information regarding products, policies and services, including contact information for sales agents and call center staff.

  •
  Improving lead generation activities—Our management team currently plans to increase the level of direct marketing to support lead and appointment-based selling to our customers, as well as to explore opportunities for direct selling to our customers.

        Enhance Combined Sales Model.    Our success is derived from an exclusive agent sales force with global reach and capabilities. Customer research and agent feedback have highlighted for us that additional opportunities exist to optimize agent productivity, enhance the agent value proposition and drive revenue growth. Our current sales model has numerous levers, including agent recruiting/retention, sales techniques, product mix, compensation, and sales support. We have launched sales model pilots in the U.S. and the U.K. to test key levers and build a more effective model to increase the number of agents and the policy counts that have decreased in recent years. The new sales model pilot emphasizes the following initiatives:

  •
  Customer-centric delivery model—Our success in attracting and retaining customers is dependent upon our ability to provide valuable information and products that meet consumers' needs at various life stages. We are currently in the process of enhancing our needs analysis tools and building a more consultative sales approach that will allow our agents to build stronger relationships with customers over time.

  •
  Agent value proposition—Increasing the retention rates for our agents is critical to support lasting relationships with our customers. The sales model pilots contemplate alternative agent compensation and training and selling techniques in an effort to stimulate agent retention and support the customer focus.

  •
  Local office/sales structure—Both the U.S. and U.K. sales model pilots include establishment of more robust local offices to support our agents, provide additional access points for customers and increase brand awareness. We are also in the process of implementing sales management structure changes to determine the optimal organization and levels for efficiency and superior customer service.

  •
  Multi-channel and back office support—We are addressing customer service expectations through enhanced back office support, including a consumer focused Internet web site, an online sales channel, enhanced call center capabilities and direct marketing to the consumer.

  •
  Lead management—We are seeking to enhance our proven sales model by further leveraging marketing leads to increase the close ratios on sales activity. In the U.S., the sales model pilot is incorporating appointment-based selling with our existing door-to-door approach. While we are committed to continuing the face-to-face selling model, we believe that the sales model can be further enhanced using leads and appointments. In our U.K. sales model pilot, one key feature is a focus on customer analytics using software tools to identify customers that have a propensity to buy and retain products. This system is also currently expected to be launched as a global platform, supporting the U.S. and other sales model strategies in the long term.

  •
  Product portfolio—Our product offerings are a key element of our focus on a customer-centric sales model. In the U.S., the sales model pilot includes offering a broader portfolio of products at first point of contact with our customers. Our sales agents are using a consultative sales approach that incorporates customer needs-based analysis. By offering products that meet customers' needs, agents can improve customer satisfaction and retention, and increase the potential for customer referral. In the U.K., the sales model pilot utilizes a low-cost introductory product to meet discrete needs, thereby building a larger customer base. Results in the first six months of the U.K. sales model pilot reflect an increase in new customers achieved per sales agent. This initiative has translated into higher agent income, supporting our goal to improve the agent value proposition and agent retention.

        We also currently expect that many of the sales model initiatives implemented in the U.S. and the U.K. will also be leveraged and launched in other countries to strengthen our global distribution network and business model.

        Expand International Presence.    We intend to identify new markets in which we can geographically expand our platform, based on social, political and economic suitability. In most cases, this expansion will be in locations where we can leverage our existing distribution and operations infrastructure. Building on our existing platforms in Portugal and Germany, respectively, we entered Spain in 2006 and Austria in 2007, and plan to expand into Eastern Europe. We have also established a representative office in China and are exploring a strategy for entering that market. Additionally, we expect to give renewed consideration to certain markets in Latin America, including the countries where we previously conducted business under alternative market approaches to determine if it would be viable to enter these markets using a more traditional Combined sales model. Operations in new countries will adopt the integrated distribution, sales, and customer focused model.

        Broaden U.S. Senior Strategy.    The U.S. senior market, driven by opportunities for private carriers supporting Medicare, represents a compelling opportunity for us. At present, more than 44 million Americans are eligible for Medicare, the Federal program that offers basic hospital and medical insurance to people over 65 years old and certain disabled people under the age of 65. According to the U.S. Census Bureau, more than 2 million Americans turn 65 in the United States each year, and this number is expected to grow as the baby boomers begin to turn 65. In addition, many large employers who traditionally provided medical and prescription drug coverage to their retirees have begun to curtail these benefits. The U.S. Senior segment is executing several strategic initiatives to capitalize on that growth potential, including:

  •
  Launching new markets—Sterling products, for the first time, have been introduced in New York in 2007 and are expected to be introduced in California in January 2008. The support infrastructure in these new markets will mirror the support infrastructure in Sterling's existing markets, and include a Sales Manager, a Field Sales Manager and a Training Manager.

  •
  Cross-selling into the Combined customer base—Our North America segment's current customer base includes over 350,000 U.S. policyholders who are currently over age 65. In addition, 30,000 individuals who are currently customers of our North America segment become eligible for our U.S. Senior segment's products annually, providing a significant cross-selling opportunity to us. Our research has indicated that the U.S. senior market has unique insurance needs and places a unique set of demands on insurance agents that are selling products to this population. To the extent we are able to actively and intelligently engage with our existing Combined customers on changing life needs that can be addressed in the Sterling portfolio, we believe that we can take advantage of a distinctive opportunity to increase our revenues.

  •
  Diversified product mix—We have been a pioneer in both the non-networked PFFS plan Medicare Advantage option that was launched in 2000, and the PFFS plan with an incorporated Part D drug plan that was launched in 2007. Sterling is in the process of again broadening its reach with its Medicare Advantage product portfolio. We currently intend to file for approval of networked Medicare Advantage plans in 2008 and beyond in an effort to offer U.S. seniors multiple options for participating in Medicare Advantage. Given the unpredictable legislative and regulatory environment that currently exists for Medicare Advantage products, we believe that these additional product offerings will position our Sterling brand to be diversified to respond to legislative or regulatory changes that may require de-emphasis of certain product offerings.

        Cost Reduction Initiatives.    We have also targeted several areas of our business for various cost reduction initiatives. We examine each process of our operations with the intention of improving on three dimensions of value: reducing costs, improving quality and improving service time. We expect to improve in each of these three dimensions by using one or more of the following five levers: eliminate, standardize, consolidate, outsource and automate.

  •
  Improved operational efficiencies in our operating segments. During 2007, we began implementing reductions in the number of management positions throughout our North America segment. We have also commenced reorganizing our operations support functions and are currently evaluating outsourcing opportunities for certain of these functions. We have recently begun to consolidate the sales and support functions for our Sterling and Combined U.S. senior operations. In addition, we are reviewing the sales management structure for each of our segments as a means to achieve potential additional cost savings in connection with our sales model strategic initiative.

  •
  Other cost reduction initiatives. We have implemented a pilot program that provides a centralized recruiting process for shared services across our operations, including actuarial, finance and human resources services. We are also in the process of implementing cost reduction initiatives in our procurement and recruiting processes and evaluating potential outsourcing opportunities for information technology application development across our organization.

Industry Overview and Trends

        Supplemental Accident & Health Insurance.    Supplemental accident insurance products utilize fixed indemnity payments to provide coverage, usually for a specified time period and to a stated dollar maximum, following an accident. Benefits are commonly payable either when confined to a hospital after an accident, when incurring medical expense caused by the accident, or when the insured is unable to resume work by including disability income features. These policies may also include accidental death and dismemberment coverage to provide an enhanced benefit in the case of accidental death, when an insured loses his sight in one or both eyes from an accident, or loses use of a limb due to the accident.

        Supplemental health insurance products expand medical coverages, or fill specific shorter-term needs to complement basic health insurance coverage. Due to changing dynamics in the health insurance market, these supplemental policies are often considered reasonable substitutes if regular coverage is either unavailable or too expensive. These coverages are also generally in the form of indemnity plans, which pay fixed cash benefits for covered events such as hospital stays and treatment while in an emergency room or an intensive care unit. Some of the policies include preventative care aspects, such as annual payments for a visit to the doctor. Other benefits extend payments while an insured is being treated for a specified disease like cancer, or for illness associated with heart attacks or strokes. Long term care policies are available to defer costs for insureds staying in nursing homes or while receiving nursing assistance at home. These supplemental coverages provide cash benefits for people to offset medical expenses or, given that these are indemnity payments to the individual rather than a healthcare provider, effectively provide income replacement while a person is disabled, hospitalized or recovering from illness. There is no direct tie to the medical expenses incurred except that the cash benefit is paid when a specific medical event occurs and can be corroborated by the medical expenses incurred. Additionally, supplemental health policies have other distinctions from standard coverage. First, traditional health insurance usually contains "coordination of benefits" provisions allowing the insurer to reduce benefits if expenses will be covered under another insurance policy. Supplemental health policies pay the stated cash benefits regardless of other coverage that may be available to an insured. Second, while pre-existing medical conditions may preclude individuals from obtaining standard healthcare coverage, many supplemental policies can be issued to individuals with pre-existing conditions, and the coverage requires either a "waiting period" before coverage begins, or works to insure the individual in areas distinct from the pre-existing condition.

        The Supplemental Accident & Health insurance market in many countries is expected to grow given the worldwide escalation of health care costs, translating into higher costs for standard healthcare coverage. This circumstance is often compounded by cut-backs in coverages traditionally offered through employers or government programs. Supplemental insurance policies are significantly less expensive, hence more affordable, given their lower benefit levels.

        Medicare.    Established in 1965, Medicare is a federal health insurance program that provides health care coverage for the second largest social insurance program in the U.S., with 43 million beneficiaries and total premiums of $331 billion in 2006.

        Medicare Part A (Hospital Insurance) helps cover inpatient care in hospitals, including critical access hospital and skilled nursing facilities. It also helps cover hospice care and home health care. Generally, an individual who is eligible and signs up for Medicare obtains Part A for no additional premium. Medicare Part B (Medical Insurance) helps cover doctors' services and outpatient care. It also covers other medical services that Part A does not cover, such as some of the services of physical and occupational therapists, and some home health care. Part B has additional premium obligations.

        Since Medicare Parts A & B (so-called Traditional Medicare) have several coverage gaps, many Medicare eligibles choose to buy Medicare supplement insurance (sometimes referred to as "Medigap"). Medicare supplement is offered through private carriers in standardized plan formats identified by letters A thru L. Each plan has different benefits, though they are standardized within each lettered plan, irrespective of the insurer providing the plan. However, premiums charged by insurers for these plans do not need to be uniform. Common features within certain Medicare supplement policies include payments for costs not covered under Traditional Medicare such as hospital deductibles and coverage gaps for extended stays in a hospital; the cost-sharing required under Part B when receiving doctor or medical services; costs associated with receiving amounts of blood before Medicare coverage begins; costs for skilled nursing home payments; emergency care outside of the U.S., costs for home assistance with "daily living" activities; and excess costs charged by providers above standard Medicare-approved levels.

        Medicare Part C, also known as Medicare Advantage, is a construct under The Balanced Budget Act of 1997, whereby private health plans are authorized to offer Medicare plans, which would provide Part A & B coverage and certain enhanced benefits obviating the need for purchase of Medicare supplement coverage. Medicare Advantage plans are provided by preferred provider organizations ("PPOs"), provider-sponsored organizations, PFFS plans, or high deductible plans tied to Medical Savings Accounts. Some additional types of Medicare Advantage plans, as well as higher reimbursement rates payable to these plans by the federal government, were features of the MMA.

        Another part of the MMA was the creation of the Medicare Part D program, which provides beneficiaries with assistance paying for prescription drugs through private plans. The Part D drug benefit became effective in January 2006. Part D plans are offered to Medicare-eligibles either as stand-alone plans or in association with a Medicare Advantage plan.

        Industry operating performance in recent periods has been characterized by significant enrollment growth in Medicare Advantage, particularly in PFFS plans. The rising popularity in Medicare Advantage has caused a decline in traditional Medicare supplement enrollment. The risk profile of the health insurance/managed care industry continues to reflect ongoing challenges associated with the evolving political, regulatory and legal environment and the significant role of government in the health care system. While the current administration supports the role played by the private sector in the financing and delivery of health care, concerns continue regarding the potential for increased government intervention to address health care access and affordability issues.

        The Medicare Advantage market has been projected to grow due to favorable demographic trends and increasing market penetration rates. The U.S. population growth is anticipated to rise 8% per decade, while Medicare beneficiaries are projected to rise 33% in the 2010's and another 28% in the 2020's. By 2020, over 60 million people will be eligible for Medicare benefits, or a forecasted growth rate in beneficiaries of 2.5% per year. This demographic shift will result in greater resources allocated to the Medicare program. According to the data published by the Department of Health and Human Services, demographic changes are expected to drive significant growth in Medicare.

North America Segment

        Our North America segment is our largest segment and accounted for $887 million or 45% of total premiums during 2006. We offer two principal categories of products in this segment, Supplemental Accident & Health and Life insurance products, the majority of which are scheduled indemnity obligations that provide us with a predictable loss ratio that does not fluctuate based on medical inflation. We are licensed to sell products in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and all provinces in Canada, and market those products primarily to middle-income consumers in small towns and rural geographic areas. In New York, all of our business is underwritten through our Combined Life Insurance Company of New York subsidiary, a New York domiciled insurance company. The majority of these products are sold to individuals at home or in the workplace through Combined's exclusive agency force of approximately 3,500 field agents, plus approximately 150 direct telemarketing sales representatives. Our Combined Select Program ("CSP") unit offers University Health insurance products to college and graduate students and is sold through brokers. In addition, the North America segment includes a Worksite Solutions unit, targeting small to mid-sized companies and selling products through both brokers and exclusive agents that are similar to the core segment offerings. Products in the North America segment are primarily marketed under the Combined brand name. As of June 30, 2007, the North America segment consisted of approximately 3 million policyholders and 6 million policies in-force.

        The products in the North America segment consist of the following offerings:

  •
  Hospital & Recovery Income. These products provide income to policyholders, and the benefits are triggered upon a verified hospital stay. The coverage under these policies includes a specified amount of daily benefit during and following a hospitalization for a defined recovery period. Under certain policies, additional specified benefits may be paid for certain types of treatment such as emergency room visits, intensive care stays, and physician care. In addition, benefits under these policies are not subject to medical inflation.

  •
  Short-Term Income Replacement. These products provide income replacement to policyholders while they are unable to work for relatively short maximum benefit periods, typically 2 years or less. The amount of monthly benefits is determined at the time the policy is issued and is generally less than $2,500 per month.

  •
  Specified Disease. These products provide a pre-determined amount of benefits when a policyholder is stricken with cancer or one of the other specifically named diseases. Additional specified fixed amounts may be paid in connection with certain specifically identified treatments for these diseases. Certain policies provide for either a return of the policyholder's premium (less any claims paid) or for a "paid-up policy" after the policy has been in effect for 15 or 20 years.

  •
  University Health. These products provide low limit group medical expense coverage to college students through one-year group insurance. We sell these products through brokers and not directly to the colleges and universities that purchase them.

  •
  Life Insurance & Accidental Death. These products are designed to provide financial protection from premature death rather than asset accumulation. Specific products include Whole Life, Universal Life and Term Life policies. The amount of benefits paid under many of these policies is relatively low, with 99% of the portfolio having benefits of less than $25,000. These products include cash-value features, but the low value of the features do not typically result in any significant disintermediation risk. Our accidental death products provide higher levels of coverage at moderate cost.

  North America Segment Sales Organization

        Exclusive agents in the United States are considered to be employees under applicable state and federal tax rules and regulations, whereas exclusive agents in Canada are considered to be independent contractors. Our North America distribution model permits our sales agents to have face-to-face contact with potential policyholders in both urban and rural areas and small towns throughout the United States and Canada. In our North America Segment, our sales agents are paid 100% on commission. Our sales agents also earn commissions on renewals of our products by policyholders. Sales agents in certain of our U.S. businesses are also eligible for certain relatively modest bonus opportunities based on overall productivity. In addition to our exclusive agency force, we sell a small portion of our business in the North America segment through alternative distribution channels, including brokers, and telemarketing sales representatives.

        Our North America segment has a hierarchical sales structure. Our sales agents are supervised by sales managers who also earn commissions for personal new sales and renewals of our products. Our sales managers are also eligible to receive "sales overrides," which are commissions paid to sales managers based on the sales made by our sales agents. Sales overrides are typically calculated on the basis of premiums sold by the sales agents directly supervised by the sales manager. Our district managers also receive commissions for personal new sales and renewals of our products. District managers are also entitled to receive sales overrides as well as annual bonuses based on achieving certain strategic goals, such as number of products sold, increases in new hires, growth in our policyholder base and, in certain cases, various qualitative factors.

        Our sub-regional, regional and divisional managers are salaried positions. Sub-regional and regional managers also receive commissions on personal sales as well as compensation for sales overrides. A significant portion of the overall compensation for our sub-regional, regional and divisional managers is based on bonuses that are similar in nature to those offered to our district managers but instead applied to broader geographic areas.

        We are also in the process of evaluating certain changes to the Combined sales model. See "Our Business—Our Strategy—Enhance Combined Sales Model" for additional detail on this particular strategic initiative.

International Segment

        Our International segment, which consists of operations in nine countries outside of North America, accounted for $438 million, or 22% of total premiums during 2006. We market various Supplemental Accident & Health products to individuals in the United Kingdom, Ireland, Australia, Germany, New Zealand, Portugal, Thailand, Spain (2006) and Austria (2007) under the Combined brand. Similar to our North America segment, the International segment targets middle-income consumers in rural areas and small towns. Supplemental Accident & Health products are offered through over 3,000 Combined agents who exclusively serve us as independent contractors. These products are sold on a face-to-face consultative basis in the workplace or at customers' homes and are customized to meet local regulatory requirements and customer needs. The product portfolio for the International segment is similar in many ways to the product portfolio of our North America segment, but excludes University Health. The International segment also only offers Life Insurance products to consumers in the United Kingdom. The International segment consists of approximately 890,000 policyholders and 1.8 million policies in-force.

  International Segment Sales Organization

        Outside the United States, our exclusive agents generally operate as independent contractors bearing their own expenses and providing their own benefits. From time to time an individual agent or group of agents have challenged their independent status in proceedings claiming entitlement to certain benefits reserved for employees. While each case turns on its particular set of facts, the independent status of our agents outside of the United States has been upheld in most of these instances. Should such a challenge be successfully made, we could incur substantial additional costs if we had to treat such agents as employees. See "Our Business—Legal Proceedings." Our International segment's distribution model permits our sales agents to have face-to-face contact with potential policyholders in both urban and rural areas throughout Europe and Asia Pacific.

        Our International segment has a hierarchical sales structure that is similar in nature to our North America segment, except that each of our exclusive agents in our International segment are engaged with us as independent contractors.

U.S. Senior Segment

        Our U.S. Senior segment represented $599 million or 31% of total premiums during 2006, the majority of which was derived from Sterling. Through approximately 600 exclusive agents, the U.S. Senior segment markets various products, including Medicare-related, Life and Supplemental Accident & Health products to individuals in the U.S. over the age of 50. In 2000, Sterling was the first company to be approved by the HCFA, now known as CMS, to offer a Medicare Advantage PFFS plan to the U.S. senior market. Sterling is licensed in 49 states and the District of Columbia, and beginning in 2008 expects to be licensed in all 50 states. As of September 2007, Sterling had the 7th largest number of PFFS plan policyholders in the U.S., representing approximately 5% of market share. The U.S. Senior segment also writes Long Term Care products, which are sold primarily to our existing customer base and represent a small portion of total premium. The U.S. Senior segment also recently began selling Life and Specified Disease products. As of June 30, 2007, the U.S. Senior segment consisted of approximately 200,000 policyholders and 200,000 policies in-force.

        We believe that attractive growth opportunities exist in providing a range of products, particularly health insurance, to the growing U.S. senior market. At present, more than 43 million Americans are eligible for Medicare, the Federal program that offers basic hospital and medical insurance to people 65 years old and over and certain disabled people under the age of 65. According to the U.S. Census Bureau, more than 2 million Americans turn 65 in the United States each year, and this number is expected to grow as the baby boomers begin to turn 65. In addition, many large employers who traditionally provided medical and prescription drug coverage to their retirees have begun to curtail these benefits. Finally, the passage of the MMA demonstrated the Federal government's commitment to increase the healthcare options available to Medicare beneficiaries through the expansion of Medicare Advantage and the authorization of a subsidized prescription drug insurance benefit pursuant to Part D. Taken together, these conditions present significant opportunities for us to increase the sale of our products in the U.S. Senior segment.

        Our U.S. Senior segment provides two primary types of products, Medicare Advantage and Medicare supplement products. Other product offerings in this segment include Long Term Care and other mature market products. Our U.S. Senior segment's products include:

        Medicare Advantage.    Sterling contracts with CMS to provide an array of health insurance benefits to Medicare eligible persons through the Medicare Advantage products, a PFFS plan option that allows individuals to replace both their basic Medicare and Medicare supplement coverage with a single non-governmental insurer. The Medicare Advantage PFFS plan product, which is offered both with and without a prescription drug benefit, has no preferred network, allowing policyholders to choose health care providers so long as the health care provider is willing to accept Sterling's coverage in the first instance. Sterling then reimburses providers at rates equivalent to traditional Medicare payment rates. In addition to the fixed monthly payment per policyholder that CMS pays us, we also receive a monthly premium from the policyholder. Sterling was the first commercial insurance company to obtain approval from the federal government to sell this type of product.

        Medicare Supplement.    We also offer Medicare supplement insurance, which provides coverage for many of the expenses that the Medicare program does not cover, such as deductibles and co-payments. This coverage is designed for individuals who prefer the freedom to choose providers participating in the standard Medicare program, but who do not wish to purchase the Medicare Advantage product. Under NAIC model regulations adopted in nearly all states, there are 14 standard Medicare supplement plans (Plans A through L and High Deductible Plans F and J). Plan A provides the least extensive coverage, while Plan J provides the most extensive coverage. We market and provide Plans A through D, F, and High Deductible Plan F, depending on the state. We also offer Plan G smoker and non-smoker rates in 15 states. Our Medicare supplement products, which are currently sold on both the Combined and Sterling labels, are guaranteed renewable for the lifetime of the policyholder, which means that we cannot cancel the policy but we can seek to increase premium rates on existing and future policies issued based upon our actual claims experience.

        Long-term Care.    The Long Term Care products provide benefits for nursing home, assisted living, adult day care or home health care. The benefits provided by these products consist of a pre-determined specified amount payable when the policyholder is confined in a long term care facility or requires home health care due to an inability to perform certain activities of daily living. Benefits under these policies tend to be supplemental in amount, and are generally less than $150 per day. Our historical experience with its Long Term Care products suggests that claims patterns exhibit very low frequency in early policy years and much higher frequency with policyholders above the age of 80. Our Long Term Care products represented approximately $11 million in total premium in 2006.

        Other Senior Products.    We also offer Specified Disease and Life products to seniors through our U.S. Senior segment. These products are similar to those offered by our other business segments.

        Olympic Health Management Systems, Inc.—Third Party Administrator.    Olympic was created in 1989 primarily as a consulting practice and developed PPO relationships between hospitals and insurance companies for Medicare supplement products. Olympic created a third party administrative practice and began servicing these relationships in the early 1990s, and continues to serve many of these accounts today, continuing to take on occasional new clients, including PFFS plans that do not actively compete with Sterling. Olympic administers claims for approximately 168,000 Medicare supplement policyholders, of which approximately 116,000 are Sterling policyholders and 38,000 are Combined policyholders. Approximately 15,000 policyholders are administered for non-affiliated insurers.

  U.S. Senior Segment Sales Organization

        In our U.S. Senior segment, our sales agents are paid primarily on commission. The amount of commissions earned by our sales agents is based on the number of products sold as well as renewals of our products by policyholders. Newly employed sales agents in our U.S. Senior segment also are eligible to participate in an incentive plan that provides additional compensation for meeting certain activity requirements, including scheduling appointments with policyholders and potential consumers.

        Our U.S. Senior segment has a hierarchical sales structure. Sales agents in the U.S. Senior segment are supervised by sales managers who also earn commissions for personal new sales and renewals of our products. Sales managers are also eligible to receive additional compensation in the form of sales overrides. Branch managers, managing directors and regional managers are salaried positions, with additional compensation available both in the form of sales overrides as well as an annual incentive plan that awards bonuses based on achievement of certain sales, product mix and distribution goals.

Corporate and Other Segment

        Our other segment, Corporate and Other, is a non-operating segment. Results from this segment consist primarily of realized gains and losses on our investment portfolio, investment income on the assets supporting the statutory capital and surplus of our insurance company subsidiaries and investment income and interest credited on investment-type insurance contracts. In addition, this segment includes results of several run-off businesses, including an employer group life and accidental death business that was sold in 2002, our former Latin America operations in Bolivia, Brazil, Argentina and Mexico as well as ADG Europe, which was a telemarketing business. This segment also includes revenue run-off from our former special reinsurance and personal accident businesses. We currently have reserves equal to approximately $25 million in the aggregate for these run-off businesses. Expenses in this segment include interest expense on notes payable and other unallocable corporate and administrative costs. Revenues in Corporate and Other segment were $82 million in 2006.

Underwriting

        The overall goal of the underwriting process is to obtain the appropriate aggregate spread of risk by qualifying potential customers based on their risk characteristics and considering the risk tolerance that is assumed in a product's premium structure. The risk tolerance that is inherent in our pricing model is tailored to the risk characteristics of the target market with an objective to maximize the level of acceptance while maintaining a competitive pricing structure. Our product lines include a wide spectrum of supplemental products with various underwriting approaches. There are simplified issue products, such as accident only coverages, hospital recovery income and cancer insurance that have minimal underwriting requirements. For these product lines, the underwriting success is derived from a combination of a small number of qualifying questions and a high volume of sales, which together generate a good cross section of risks. Medicare supplement products are guaranteed issue for those becoming eligible for Medicare and have limited underwriting for those over 65 years of age. Medicare Advantage products are guaranteed issued as required by law. For other product lines, such as Life, Critical Illness and Short-Term Income Replacement, more extensive qualifying requirements provide the necessary risk control while keeping the products competitively priced. In general, the process of field and home office underwriting is designed to obtain policyholders whose risk profile is consistent with the rating assumptions of the products. Through over 80 years of experience in the Supplemental Accident & Health and Life Insurance Industry, we believe that we have particular expertise in obtaining the appropriate broad spread of risk needed to produce consistent underwriting results.

Reinsurance

        We use reinsurance as a risk transfer vehicle in accordance with our risk management policies. Given the moderate benefit limits in the majority of our products and our strong capital position, we do not reinsure significant volumes of coverage. Our existing reinsurance treaties include some excess of loss coverage on business with higher maximum benefit levels, a global catastrophe treaty designed to mitigate large losses due to relatively rare acts of terrorism or natural disasters, and reinsurance agreements put in place in the course of purchasing and selling blocks of business. We spend approximately $2 million annually for our excess of loss and catastrophe coverages.

        The largest reinsurance treaty in place today relates to a block of business sold to GE, a portion of which was transferred to Genworth Financial in connection with its separation from GE. As of December 31, 2006, approximately $263 million of reserves were ceded to subsidiaries of GE/Genworth Financial as part of the 1996 sale of business written by us through an alternate distribution channel. This coverage was a combination of Universal Life, association group Accident & Health, and employer group disability contracts. In addition, we have performed and continue to perform certain limited underwriting activities for GE/Genworth Financial.

        We also assume automobile credit life and disability insurance that is issued and administered by Resource, a former subsidiary of Aon that was sold on November 30, 2006. Resource cedes the business to unaffiliated insurance companies, who then cede the business to us. The assumed business that originates at automobile dealers with captive reinsurers is then ceded by us to those reinsurers. Effective December 1, 2006, all business that had not been reinsured with the captive reinsurers is ceded to Rockford, a former subsidiary of Aon that was sold on November 30, 2006. As of December 31, 2006, approximately $34 million of assumed reserves are ceded to captive reinsurers and approximately $22 million of direct and assumed reserves are ceded to Rockford.

Reserves

        We carry as liabilities actuarially determined reserves to satisfy our Supplemental Accident & Health and Life insurance policy obligations. These reserves are balance sheet accounts that represent the estimated amounts needed to meet those obligations as they mature. Unearned and advance premium reserves reflect our potential liabilities with respect to premiums which have been collected, but which have not yet been earned, while claim and policy liabilities reflect our potential liabilities with respect to losses that have already occurred but are not yet settled and with respect to future claims that are being funded from earned premiums. Associated with these reserves are estimates of reinsurance receivables and prepaid reinsurance premium amounts, which are reported on the statements of financial position as assets.

        Liabilities for outstanding claims are determined based on historic claim payment patterns for each line of business. Claim reserves reflect our liabilities on claims that have already been incurred. Policy benefit reserves generally reflect our liability to provide future Life Insurance benefits and future Accident & Health insurance benefits on guaranteed renewable and non-cancelable policies. Future policy benefit reserves on Accident & Health and Life products have been provided using methods consistent with FAS 60 and FAS 97. These reserves are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations.

        To ensure the adequacy of established reserves, applicable insurance laws and regulations require that we attach an annual actuarial opinion to our year-end statutory financial statements. The actuarial opinion reviews the adequacy of the established reserves and the timing of future cash flows, and then expresses a professional opinion on the accuracy of these items. In addition, we perform periodic internal studies to compare current experience for investment yield, mortality, morbidity and withdrawal rates with expected experience in the reserve assumptions to determine future reserves. Changes in our estimated liability are reflected in income as the estimates are revised.

        Reserves carried in our financial statements, which are presented on the basis of accounting principles generally accepted in the United States, differ from those specified by the laws of the various states or countries and carried in our insurance subsidiaries' statutory financial statements, which are presented on the basis of statutory accounting principles mandated by insurance regulations. See the notes to our combined financial statements included elsewhere in this information statement for more information regarding reserve assumptions under accounting principles generally accepted in the United States.

        By segment, our total policy liabilities as of December 31, 2006 and 2005 and June 30, 2007, were as follows:

Historical Gross Policyholder Liabilities, by Segment

	As of December 31,
			As of June 30, 2007
($ in millions)	2005	2006
North America	$1,801	$1,789	$1,914
International	351	509	455
U.S. Senior	149	185	278
Corporate & Other	237	206	151

Total Gross Policyholder Liabilities	$2,538	$2,689	$2,798

Competition

        We believe that competition in our lines of business is based on service, product features, price, commission structure, financial strength, claims-paying ability ratings and name recognition.

        We compete with a large number of insurance companies and other financial services providers. In our North America segment, the most significant competitors with offerings similar in nature to our supplemental insurance include AFLAC Incorporated, Colonial Life & Accident Insurance Company, Bankers Life and Casualty Company and United American Healthcare Corporation in the United States and RBC Life Insurance Company, Manulife Financial, Sun Life, Great-West Life and Caisses Desjardins in Canada. In our International segment, our most significant competitors are: American International Group, Inc., BUPA Insurance, Royal & SunAlliance Insurance plc and AXA UK plc (United Kingdom); and ACE Limited, AEGON N.V. and CIGNA Corporation (rest of world). In our Senior segment, there are numerous competitors, including: United Healthcare, Humana, the Blue Cross/Blue Shield companies, Torchmark Corporation and Universal American Financial Corp.

        Some of our underwriting competitors have penetrated more markets and offer a more extensive portfolio of products and services and have more competitive pricing than we do. Some underwriters also have higher claims-paying ability ratings and greater financial resources with which to compete and are subject to less government regulation than our underwriting operations. We also expect that price will continue to be a significant basis of competition, especially given the fact that our consumers may have limited financial resources to apply to the purchase of our products. Our consumers enjoy significant flexibility in moving between competitors.

Investments

        Our investments have been managed with the overriding objectives of:

  •
  principal preservation;

  •
  book yield optimization;

  •
  maintenance of ample liquidity; and

  •
  foreign source income generation.

        Following the distribution, we currently intend to put more emphasis on total return of our investment portfolio, which will replace book yield optimization as an investment objective. In addition, foreign source income generation will no longer be an investment objective for us. Our investments are strategically allocated in accordance with the respective ratings objectives and/or regulatory requirements of each of our corporate affiliates. The objectives incorporate statutory laws and regulations, risk-based capital requirements, liquidity and internal policies designed to address counterparty risk.

        Our investments are grouped into two broad classifications: supporting core liabilities and Corporate and Other. Core liabilities include all major product lines. Corporate and Other is the statutory surplus of our insurance company subsidiaries, including its asset valuation reserve.

        Investments supporting core liabilities are primarily fixed-income securities, invested cash and other assets. Assets underlying the core portfolios are diversified but remain subject to various risks, including interest rate and credit quality changes. We primarily underwrite and distribute Supplemental Accident & Health and Life insurance products that are not subject to interest rate disintermediation risk. As a result, duration is a secondary consideration in our management of assets supporting Supplemental Accident & Health and Life reserves. Sterling's core liabilities have shorter duration characteristics relative to Combined's Supplemental Accident & Health and Life insurance products; therefore, assets underlying Sterling's reserves are shorter in duration with an overall greater level of liquidity than Combined's.

        Corporate and Other segment investments primarily include fixed-income securities, publicly-traded common stocks, invested cash and historically included limited partnership interests and mortgage loans. Equity investments are expected, over time, to earn returns greater than intermediate to longer-term bonds. All inter-company notes and investment instruments between Aon and us, equity partnerships and the convertible redeemable preferred securities (totaling approximately $59.2 million) as well as affiliated investments (totaling approximately $107.4 million) will be distributed to Aon as part of the $[•] million dividend payable by us to Aon prior to the distribution.

        External firms manage $2.4 billion of the $3.2 billion investment portfolio. Aon Advisors, a registered investment advisor and wholly owned subsidiary of Aon, manages the remaining $0.8 billion of assets. The outsourced investments are primarily fixed-income assets. Equity and short-term investments are internally managed along with a portion of fixed-income assets. The external managers operate within the parameters and guidelines established by our Investment Committee.

  Asset Allocation

        Our investment portfolio as of the end of each year in the three-year period ended December 31, 2006 and as of June 30, 2007 is summarized below:

Summary of Investments

($ in millions)	12/31/04	% of Total	12/31/05	% of Total	12/31/06	% of Total	06/30/07	% of Total
Fixed maturities—available for sale:
U.S. government and agencies	$224	8.2%	$253	9.0%	$210	7.1%	$166	5.1%
States and political subdivisions	1	0.0	1	0.0	1	0.0	5	0.2
Debt securities of foreign governments not classified as loans	1,104	40.4	1,019	36.2	1,114	37.6	1,191	36.7
Corporate securities	830	30.4	838	29.7	828	28.0	857	26.4
Public utilities	38	1.4	56	2.0	81	2.7	80	2.5
Mortgage-backed and asset-backed securities	102	3.7	313	11.1	362	12.2	455	14.0

Total Fixed Maturities	$2,299	84.2%	$2,480	88.0%	$2,596	87.7%	$2,754	85.0

Equity securities—available for sale:
Common stocks:
Industrial, miscellaneous and all other	33	1.2	37	1.3	61	2.1	38	1.2

Total Equity Securities	$33	1.2%	$37	1.3%	$61	2.1%	$38	1.2%

Mortgage loans on real estate	—	—	—	—	—	—	—	—
Policy loans	59	2.2	59	2.1	56	1.9	56	1.7
Other long term investments
Endurance Warrants	17	0.6	19	0.7%	—	—	—	—
Other	55	2.0	61	2.2	59	2.0	58	1.8

Total Other Long Term Investments	$72	2.6%	$80	2.8%	$59	2.0%	$58	1.8%

Short-term investments	269	9.8	162	5.7	187	6.3	335	10.3

Total Investments	$2,732	100.0%	$2,818	100.0%	$2,959	100.0%	$3,241	100%

Affiliated Investments	154	—	139	—	108	—	107	—

Total Investments and Affiliated Investments	$2,886	—	$2,957	—	$3,067	—	$3,348	—

Note: The $[•] million dividend payable by us to Aon will include the following: $[•] million from Fixed-income Investments, $[•] million from Short-term Investments and $[•] million from Other Long Term Investments.

  Fixed Maturities—Overview

        Our fixed maturity assets consist primarily of bonds issued by the U.S. government and agencies, debt securities of foreign governments, corporate and other, and asset-backed and mortgage-backed bonds. Our fixed income strategy is to invest in a blend of liquid government and investment grade corporate and asset-backed securities.

        The weighted average market yields of our fixed-maturity assets were 4.36%, 4.65% and 5.18% for the years ended December 31, 2004, 2005 and 2006, respectively. At June 30, 2007, the weighted average market yield of our fixed-maturity assets was 5.57%. Based upon the composition of the fixed maturity portfolio and the ability to hold the bonds to maturity we generally do not target a specific return in the purchase of bonds for our portfolios. The fixed maturity portfolio is comprised of foreign and domestic issues, issues of short-, intermediate- and long term maturities, fixed and floating rate issues and investment grade and non-investment grade issues. The fixed maturity portfolio is diversified across multiple sectors.

        Debt securities of the U.S. government and government-sponsored enterprises comprised approximately 6.0% of the fixed-maturity portfolio as of June 30, 2007. Debt securities of foreign governments comprised approximately 43.2% of the fixed maturity portfolio as of June 30, 2007. These include bonds held in our non-U.S. operating companies. Our "foreign source income" portfolio is comprised of issues guaranteed by the U.S. government, Canadian government and provinces, supranational, other governments and corporates. As of June 30, 2007, the book value of the portfolio designated as "foreign source income" was $930.3 million. These investments provide attractive after-tax returns when evaluated in the context of Aon's income tax liability on a worldwide basis. Those foreign source income bonds not included in the above listing of debt securities of foreign governments are included in the U.S. government and corporate segments.

        Our asset allocation to bonds that generate foreign source income is evaluated periodically, based on tax considerations and alternative investment opportunities. At the current time, we anticipate a material reduction in the amount of our foreign source income portfolio as a result of the distribution.

        Assets supporting liabilities of our foreign operations are denominated in local currency. We manage foreign exchange balance sheet exposure via the repatriation of excess foreign surplus into U.S. dollars and purchasing and replicating basket options to protect a portion of foreign net investment. Investments in other than G-7 countries are subject to other risks, including appropriation, redefinition of terms, and currency convertibility.

        Corporate, asset-backed and mortgage-backed securities comprised 50.5% of the fixed-maturity portfolio as of June 30, 2007. Corporate and asset-backed securities are utilized to support insurance products and the stable value program. Our corporate bond strategy is to invest primarily in publicly traded issues of investment grade issuers.

        A summary of our corporate, asset-backed and mortgage backed securities portfolio by industry sector is shown below:

Corporate, Asset-Backed and Mortgage Backed Securities

($ in millions)	12/31/04	12/31/05	12/31/06	06/30/07
Industrial & Consumer	$507	$416	$395	$400
Financial	323	422	433	457
Public Utilities	38	56	81	80
Mortgage & Asset backed securities	102	313	362	455

Total	$970	$1,207	$1,271	$1,392

  Asset Quality

        Our fixed maturity portfolio is substantially invested in investment grade securities. The weighted average credit rating of bonds in the portfolio as of June 30, 2007 was AA. As of June 30, 2007, only 0.1% of the fixed maturity portfolio was invested in securities that were rated non-investment grade, as shown in the Asset Quality table below. Over the last three years, the risk profile of the investment portfolio has decreased as a result of an increase in the allocation to higher credit quality fixed income securities. Allocation to AAA securities increased while BBB & below securities decreased. The size of the allocation to below investment grade securities is governed by policy limits in addition to the ongoing management of portfolio credit quality. The only direct exposure to sub-prime mortgages is approximately $6 million of AAA-rated asset-backed securities that contain a portion of their underlying collateral in sub-prime second mortgages. We have no direct exposure to hedge funds or Collateralized Debt Obligations.

        A summary of our fixed maturity portfolio by bond rating is shown below:

Fixed Maturity Portfolio, by Bond Rating

($ in millions)	12/31/04	% of Total	12/31/05	% of Total	12/31/06	% of Total	06/30/07	% of Total
FIXED MATURITIES
Aaa	$1,296	56.4%	$1,506	60.7%	$1,616	62.3%	$1,738	63.1%
Aa	299	13.0	306	12.4	295	11.4	370	13.4
A	430	18.7	439	17.7	444	17.1	415	15.1
Baa	189	8.2	175	7.1	236	9.1	228	8.3

Total Investment Grade	$2,214	96.3%	$2,427	97.9%	$2,591	99.8%	$2,751	99.9%

Ba	85	3.7%	52	2.1%	5	0.2%	3	0.1%
B and Below	—	—	—	—	—	—	—	—

Total Non-Investment Grade	$85	3.7%	$52	2.1%	$5	0.2%	$3	0.1%

Total Rated	2,299	100.0%	2,480	100.0%	2,596	100.0%	2,754	100.0%
Non-Rated	—	—	—	—	—	—	—	—

Total Fixed Maturities	$2,299	100.0%	$2,480	100.0%	$2,596	100.0%	$2,754	100.0%

Note: Fixed Maturity Ratings are assigned on the basis of the higher of Moody's, S&P or Fitch.

  Portfolio Maturity

        The average life of the fixed-maturity portfolio as of June 30, 2007 was 4.72 years. A summary of our fixed-maturity investments by contractual maturity is shown below:

Fixed-Maturity Investments by Contractual Maturity

($ in millions)	12/31/04	% of Total	12/31/05	% of Total	12/31/06	% of Total	06/30/07	% of Total
Due in one year or less	$111	4.8%	$115	4.6%	$112	4.3%	$143	5.2%
Due after one year through five years	1,132	49.2	900	36.3	803	30.9	1,094	39.7
Due after five years through ten years	739	32.1	871	35.1	995	38.3	665	24.1
Due after ten years	215	9.4	281	11.3	324	12.5	397	14.4
Mortgage & Asset backed securities	102	4.4	313	12.6	362	13.9	455	16.5

Total Fixed Maturities	$2,299	100.0%	$2,480	100.0%	$2,596	100.0%	$2,754	100.0%

  Equity Securities

        We invest in publicly traded common stocks and non-redeemable preferred stocks. Non-redeemable preferred stocks and publicly traded common stocks are classified as corporate investments and do not support liabilities.

        As of June 30, 2007, we held equity securities valued at $38 million. The amount invested in equities is a function of the level of surplus, other equity investments and regulatory constraints. Over the past few years we have reduced our investment in equity securities.

        Of the equity securities, 89.5% ($34 million) are held by our Canadian Branch in Canadian income trusts. The investments are maintained in three exchanged traded "funds of trusts". This investment was made to provide diversification and increase the yield earned on investments for the Canadian Branch.

  Other Long-Term Investments

        As of June 30, 2007, we held $59 million of assets grouped as other long term assets. The pool broadly represented limited partnerships, private investments, and contingent debt instruments. All assets in this class will be transferred to Aon as part of the dividend payable by us to Aon prior to the distribution.

  Equity Accounting

        We utilize the equity method of accounting for private equity partnerships; therefore, changes in market value of these equities, as reported quarterly by the general partner of each partnership, flow through the valuation of the limited partnerships. Our ownership share of this partnership valuation is included in our reported quarterly revenue. All assets in this class will be transferred to Aon as part of the dividend payable by us to Aon prior to the distribution.

  Derivatives and Financial Risk

        We are exposed to market risk from changes in foreign currency exchange rates, interest rates, and equity security prices. To manage the risk related to these exposures, we enter into various derivative transactions. The derivatives have the effect of reducing our market risks by creating offsetting market exposures. We do not enter into derivative transactions for trading purposes. As of June 30, 2007, the notional value of our derivative instruments was $226 million.

        Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses. Certain derivatives also give rise to credit risks from the possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to us. We have limited our credit risk by using master netting agreements, entering into non-exchange-traded derivatives with highly rated major financial institutions and by using exchange-traded instruments. We closely monitor the credit-worthiness of, and exposure to, our counterparties and consider our credit risk to be minimal.

  Accounting Policy for Derivative Instruments

        All derivative instruments are recognized in the combined statements of financial position at fair value. Unless otherwise noted, derivative instruments with a positive fair value are reported in other receivables and derivative instruments with a negative fair value are reported in other liabilities in the combined statements of financial position. Where we have entered into master netting agreements with counterparties, the derivative positions are netted by program and are reported accordingly in other receivables or other liabilities. Changes in the fair value of derivative instruments are recognized immediately in earnings, unless the derivative is designated as a hedge and qualifies for hedge accounting.

Government Regulation

  State Insurance Authorities

        Our insurance subsidiaries in the U.S. are subject to state regulation and supervision by the insurance authorities of the states in which they are domiciled and the states in which they conduct business. These regulations, which are generally intended to ensure the financial solvency of insurance companies and to protect the policyholders, regulate most aspects of an insurance company's operations, including licensing of insurers and their agents, authorizing lines of business, statutory accounting and reporting requirements, minimum capital and surplus requirements and solvency standards, investments parameters and admission of statutory assets, mandating of certain insurance benefits, maintenance of minimum loss ratios, regulation of premium rates, approval of policy forms and related materials, regulation of unfair trade and claims practices, regulation of advertising and marketing practices, regulation of investments and establishment of statutory reserve requirements. As a result, these regulations could impact our ability to market and underwrite business.

        State insurance departments in the U.S. periodically review the business and operations of an insurance company by examining its financial condition and market practices. Our insurance subsidiaries in the U.S. are required to file in each jurisdiction where they are licensed various reports relating to their financial condition, including detailed annual financial statements. In addition, from time to time, state insurance regulatory authorities and other state law enforcement agencies and attorneys general make inquiries concerning regulatory compliance by our U.S. insurance subsidiaries. We try to respond to such inquiries in an appropriate way and to take corrective action if warranted.

  National Association of Insurance Commissioners

        The state insurance regulators are members of the NAIC, which seeks to promote uniformity and enhance state regulation of insurance. Both the NAIC and the individual states continue to focus on the solvency of insurance companies in the U.S. and their conduct in the market place, as reflected in additional regulatory oversight by the states and emphasis on the enactment or adoption of a series of NAIC model laws and regulations. The NAIC continually reexamines existing laws and regulations and may recommend changes in the future that materially adversely affect our businesses, results of operations and financial condition or that would, if enacted or adopted, require us to significantly modify our approach to certain market segments.

  Insurance Holding Company Regulation

        We are subject to regulation under the insurance holding company laws of various jurisdictions. These laws generally require insurance company subsidiaries of a holding company to register with state regulatory authorities and to file with those authorities certain periodic reports, including information concerning their capital structure, ownership, financial condition, certain intercompany transactions and general business operations. They also may require the reporting, and in certain cases the prior approval of, transactions between an insurance company and its affiliates.

        As an insurance holding company, we depend primarily on the receipt of funds from our operating subsidiaries to pay operating expenses, make principal and interest payments on our debt and pay dividends to our stockholders. Under applicable insurance holding company laws and regulations, prior regulatory approval may be required for payment of dividends or distributions to us by our insurance subsidiaries.

  Investment Restrictions

        Our insurance subsidiaries in the U.S. are also subject to state laws and regulations requiring diversification of their investment portfolios and limiting the amount of their investments in various investment categories, such as non-governmental fixed income securities, equity interests, real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus and, in some instances, may cause the applicable insurance regulatory authority to require divestiture of such non-qualifying investments. We believe that investments by our insurance subsidiaries in the U.S. have complied, and in the future will comply, with such regulations.

  Risk-Based Capital Requirements

        In order to better regulate insurer financial stability and solvency, many states require their domiciled insurance companies to meet certain risk-based capital requirements. Risk-based capital is a formula which places discounts on assets based on the risk associated with such asset. The capital requirements are designed to monitor capital adequacy by providing insurance regulators with an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action. Insurance companies in the U.S. generally must submit an annual risk-based capital report to its domiciliary state insurance regulatory authority. The applicable insurance regulatory authority may take various actions against insurance companies whose risk-based capital level is below certain levels These actions range from requiring the insurer to propose actions to correct the risk-based capital deficiency to placing the insurer under regulatory control. As of December 31, 2006, the ratio of total adjusted capital to authorized control level risk-based capital of each of our insurance company subsidiaries in the U.S. was in excess of the minimum levels requiring remedial action.

  Reserve Sufficiency Analysis

        Certain states require us to conduct periodically an analysis of the sufficiency of all health and life insurance statutory reserves. A qualified actuary must submit an opinion which states that the statutory reserves, when considered in light of the assets held with respect to the reserves, make sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, the insurer must set up additional reserves by moving funds from surplus.

  Insurance Regulatory Information Systems Ratios

        The NAIC has developed a set of 12 financial ratios to assist state insurance departments in their oversight of the financial condition of insurers operating in their respective states. The NAIC's Insurance Regulatory Information System calculates these ratios based on information submitted by insurers on an annual basis and shares the information with the applicable state insurance departments. Generally, an insurance company will be subject to regulatory scrutiny if it falls outside the usual ranges with respect to four or more of the ratios, and regulators may then act, if the company has insufficient capital, to constrain that company's underwriting capacity.

  Periodic Reports and Examinations

        Our insurance subsidiaries are required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they do business, and their books, records, business and accounts are subject to examination by such agencies, which may be conducted at any time. Each of our subsidiaries will continue to prepare such statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance departments of their respective states of domicile. These practices include the Codification, as well as state laws, regulations and general administrative rules.

  Guaranty Associations and Similar Arrangements

        Most of the jurisdictions in which our insurance company subsidiaries are admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. During the past five years, none of the aggregate assessments levied against our insurance subsidiaries has been material. While the amount and timing of future assessments are not predictable, our insurance subsidiaries have established liabilities for guaranty fund assessments that we consider adequate for assessments with respect to insurers that are currently subject to insolvency proceedings.

  Impact of Federal Regulation

  Medicare

        Medicare is a Federal program that provides eligible persons age 65 and over and some disabled persons a variety of hospital and medical insurance benefits. Under Medicare Advantage, managed care plans contract with CMS to provide comparable Medicare benefits as a traditional fee-for-service Medicare program in exchange for a fixed monthly payment per policyholder that varies based on the county in which a policyholder resides as well as a policyholder's demographics and acuity. Medicare beneficiaries also have the option to enroll in a Medicare Advantage plan as an HMO or PPO benefit in areas where such a plan is offered.

        Under Federal and NAIC model regulations adopted in substantially all states, there are 14 standard Medicare supplement plans (Plans A through L and High Deductible Plans F and J). Plan A provides the least extensive coverage, while Plan J provides the most extensive coverage. Under NAIC regulations, Medicare supplement insurers must offer Plan A, but may offer any of the other plans at their option. The MMA prohibits the sale of the former H, I and J plans and authorizes two additional plans after December 2005 (Plans K and L).

        The MMA made many significant changes to the Medicare fee-for-service and Medicare Advantage programs, as well as other changes to the commercial health insurance marketplace. Most significantly, the MMA created a voluntary prescription drug benefit, called "Part D", that took effect in 2006, established a new Medicare Advantage program to replace the Medicare+Choice program, and enacted tax-advantaged health savings accounts, or HSA's, for non-Medicare eligible individuals and groups.

        The Part D drug benefit enables Medicare beneficiaries to obtain covered outpatient prescription drug benefits offered through a private drug plan. The Part D drug benefit is subject to certain cost sharing. Under the standard drug coverage, for 2006 the cost sharing was a $250 deductible, 25% coinsurance for annual drug costs reimbursed by Medicare up to a maximum of $2,250, and no reimbursement for drug costs above $2,250, until the beneficiary has paid $3,600. After that, the MMA provided catastrophic cost-sharing assistance to beneficiaries for annual incurred drug costs in excess of $3,600, subject to nominal cost-sharing of up to 5%. Significantly, the Part D plans are partially subsidized (up to 74.5% of the aggregate benchmark rate) by the federal government to offer this benefit.

        Plans are not required to mirror the standard benefit design; instead, Part D drug plans are required to provide coverage that is at least actuarially equivalent to the standard drug coverage delineated in the MMA. These numbers are adjusted on an annual basis. The MMA provides subsidies and the reduction or elimination of cost sharing for certain low-income beneficiaries, including dual-eligible individuals who receive benefits under both Medicare and Medicaid. The Part D drug benefit is offered by new regional prescription drug plans. Medicare Advantage organizations with provider networks must offer a plan with the Part D drug benefit. In addition, Medicare Advantage plans without provider networks may bid to offer a stand-alone prescription drug plan of which beneficiaries who have fee-for-service Medicare, may elect.

        CMS conducts audits of plans qualified under its Medicare program at least biannually and may perform other reviews more frequently to determine compliance with Federal regulations and contractual obligations. These audits include review of the plans' administration and management, including management information and data collection systems, fiscal stability, utilization management and physician incentive arrangements, health services delivery, quality assurance, marketing, enrollment and disenrollment activity, claims processing, and complaint systems.

        CMS regulations require submission of annual financial statements. In addition, CMS requires that certain disclosures be made to them and to Medicare beneficiaries concerning operations of a health plan contracted under the Medicare program.

        Under Medicare law, CMS also oversees the marketing of Medicare Advantage and PFFS plans. The marketing requirements and enrollment policies are set forth under a variety of regulations and guidance documents.

  Fraud and abuse laws

        Enforcement of health care fraud and abuse laws has become a top priority for the nation's law enforcement entities. The funding of such law enforcement efforts has increased dramatically in the past few years and is expected to continue. The focus of these efforts has been directed at Medicare providers, Medicare plans and all participants in Federal government health care programs. We expect that the federal government will continue to vigorously enforce all fraud and abuse laws, such as the Anti-Kickback Statute, the False Claims Act and other provisions of the Social Security Act. We participate extensively in the Medicare program and have developed programs to ensure stringent regulatory compliance with these laws.

  Privacy regulations

        The use of individually identifiable data by our business is regulated at Federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and maintenance of individually identifiable health data. Most are derived from the privacy provisions in the Federal Gramm-Leach-Bliley Act and HIPAA.

        HIPAA mandates guaranteed availability and renewability of health insurance for certain employees and individuals; limits on termination options and on the use of preexisting condition exclusions; prohibitions against discriminating on the basis of health status; and requirements which make it easier to continue coverage in cases where an employee is terminated or changes employers. HIPAA also calls for the adoption of standards for the exchange of electronic health information and privacy requirements that govern the handling, use and disclosure of protected customer health information. We believe that we met the HIPAA Security Rule changes that became effective on April 21, 2005; however HIPAA is far-reaching and complex and proper interpretation and practice under the law continue to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with HIPAA are ongoing. We do not believe that compliance with HIPAA will have a material adverse effect on our financial condition or results of operations.

        Insurance companies also are required to comply with Federal "Do Not Call" regulations. Insurance companies are required to develop their own "Do Not Call" lists and reference state and Federal Do Not Call Registries, before making calls to market insurance products. As of October 23,

2007, it was estimated that more than 145 million residential telephone and cellphone numbers in the United States were registered on the federal Do Not Call registry, which could limit the marketing calls made and potentially could negatively impact sales.

  USA Patriot Act

        A portion of the USA PATRIOT Act applying to insurance companies became effective in mid 2004. Insurance companies have to impose processes and procedures to thoroughly verify their agents, applicants, insureds, claimants and premium payers in an effort to prevent money laundering. Our insurance companies have implemented measures to comply with the Office of Federal Asset Control requirements, whereby the names of customers and potential customers must be reviewed against a listing of known terrorists and money launderers. The identification verification requirement of the USA PATRIOT Act was finalized in late 2005. In May 2006, insurance companies were required to verify the identity of their applicants, insureds, and beneficiaries. We continually upgrade our internal procedures, securing software and training of home office staff and producers to maintain compliance.

  ERISA Considerations

        We provide some of our products and services to certain employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), or the Code. As such, our activities are subject to restrictions imposed by ERISA and the Code, including requirements under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries and requirements under ERISA and the Code that fiduciaries may not cause a covered plan to engage in certain prohibited transactions with persons who have certain relationships with respect to that plan.

  Health Care Reform

        Various members of the U.S. Congress have proposed reforms to the nation's health care system. While we do offer certain types of health insurance products, such as long-term care, disability, specified disease and critical care insurance, our North America and International segments generally do not offer medical reimbursement products or managed care products and, accordingly, do not expect to be directly affected by such proposals to any significant degree. Our U.S. Senior segment may be adversely impacted, however, by any material changes in the Medicare program affecting Medicare Advantage plans.

  Foreign Insurance Regulatory Authorities

        A portion of our insurance business is carried on in foreign countries, through both our foreign and domestic insurance company subsidiaries. The degree of regulation and supervision in foreign jurisdictions varies from minimal in some to stringent in others. Generally, we and our insurance company subsidiaries operating in such jurisdictions must satisfy local regulatory requirements. Licenses issued by foreign authorities to our subsidiaries are subject to modification or revocation by such authorities, and our subsidiaries could be prevented from conducting business in certain of the jurisdictions where they currently operate. In addition to licensing requirements, our foreign operations are also regulated in various jurisdictions with respect to currency, policy language and terms, amount and type of security deposits, amount and type of reserves, amount of required solvency capital, amount and type of local investment and the share of profits to be returned to policyholders on participating policies. Some foreign countries regulate rates on various types of policies. Certain countries have established reinsurance institutions, wholly or partially owned by the state, to which admitted insurers are obligated to cede a portion of their business on terms which do not always allow foreign insurers, including our foreign insurance company subsidiaries, full compensation. These regulations could impact our ability to market and underwrite business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Our insurance company subsidiaries operating in foreign jurisdictions are also subject to a number of privacy regulations, including the data privacy regulations of the European Union. In addition, our operations in the United Kingdom are subject to oversight by the Financial Services Authority ("FSA"), an independent non-governmental body given statutory powers under the Financial Services and Markets Act of 2000. The FSA regulates most financial services markets, exchanges and firms in the United Kingdom. We believe our United Kingdom office has a good working relationship with the FSA. We have been assigned an FSA supervisor and manager as primary points of contact for compliance and risk-related matters. We are subject to regular compliance reviews and themed visits by the FSA and participate in relevant consultation papers. Each year we also submit audited regulatory returns which are used primarily to monitor the solvency of our operations in the United Kingdom.

        Combined, as a foreign insurance company with a Canadian branch, is subject to federal and provincial regulation in Canada. Canada's federal regulator, Office of the Superintendent of Financial Institutions (OSFI), reviews insurance companies to ensure compliance with the Canadian Insurance Companies Act and determine financial soundness to protect the Canadian policyholders. Combined is subject to examination from OSFI at least once every three years based upon the regulator's supervisory framework assessment, consisting of management/business practice reviews, and financial and capital adequacy compliance. Combined must submit quarterly and annual financial reports and annual non-financial reports. Canadian provinces also generally regulate insurance licensing, marketing and agent market conduct activities within those jurisdictions.

Properties

        Our principal executive offices are located in Glenview, Illinois. We also own or lease office space throughout the United States and in various foreign countries.

        The following table outlines the location, size and ownership of our other significant offices:

Location	Sq. Feet (Approximate)	Leased or Owned
North America:
5050 Broadway, Chicago, IL, 60640	565,450	Owned
1000 Milwaukee Ave., Glenview, IL, 60025	91,000	Leased
7300 Warden Avenue, Markham, Ontario, L3R 9Z6 (Canada)	56,014	Leased
11 British American Blvd, Latham, NY, 12110	27,086	Leased
1570 Rue Ampere, Suite 200, Boucherville, Quebec, J4B 7L4 (Canada)	17,000	Leased
3055 Lebanon Rd, Bldg Three, Ste 1300, Nashville, TN, 37214	12,639	Leased
4835 LBJ Frwy, Dallas, TX, 75244	12,227	Leased
380 Interstate N Pkwy, Atlanta, GA, 30339	10,870	Leased
1600 NW Compton Drive Suites 210 & 220, Beaverton OR 97006	10,477	Leased
1100 Burloak Drive, Suite 400, Burlington, Ontario, L5N 2W3 (Canada)	9,960	Leased
150 Steelcase Rd. West, Markham, Ontario, L3R 9Z6 (Canada)	9,200	Leased
2701 N Rocky Point Dr, Tampa, FL, 33607	7,363	Leased
331 Newman Springs Rd, Red Bank, NJ, 07701	7,007	Leased
2840 Plaza Pl, Stes 200, 210 and 320, Raleigh, NC, 27612	6,482	Leased
15 Second Street, Guaynabo, (Puerto Rico)	5,740	Leased
4720 Old Gettysburg Rd. Suite 201, Mechanicsburg, PA, 17055	4,926	Leased
1701 49th St, West Des Moines, IA, 50266	4,436	Leased
355 East Campus View Blvd, Columbus, OH, 43235	4,305	Leased
10901 Red Circle Dr, Minnetonka, MN, 55343	4,217	Leased

1545 River Park Dr., Sacramento, CA, 95815	4,140	Leased
U.S. Senior:
2219 Rimland Drive, Bellingham, WA, 98226	75,384	Leased
3110 Woburn St, Bellingham, WA, 98226	7,807	Leased
2211 Rimland Drive, Suites 206/210, Bellingham, WA, 98226	7,558	Leased
2075 Barkley Blvd, Suite 204, Bellingham, WA, 98226	4,345	Leased
International:
15 Wheatfield Way, Kingston Upon Thames, Surrey, KT1 2PA (U.K.)	57,570	Leased
51 Berry Street, North Sydney, 2060 (Australia)	32,766	Leased
Friedrich Bergius Strasse 9, Wiesbaden 65203, (Germany)	23,385	Leased
Merrion House, Merrion Road, Dublin 4 (Ireland)	17,033	Leased
Quinta da Fonte Edificio D. Manuel I—Piso 3, 2770-071 Paco D'Arcos (Portugal)	14,682	Leased
105, Great South Street, Remuera, Auckland 1005 (New Zealand)	14,178	Owned
161 Kingston Road, New Malden, Surrey, KT3 3NW (U.K.)	11,678	Leased
587 Suthisarn Road, Din Daeng Bangkok 10400 (Thailand)	10,321	Leased
Edificio Galia Center—Modulos 13 Y 14 Parque Empresarial Y, De Ocio Malaga Nostrom Calle Jaen No. 5, Malaga (Spain)	6,480	Leased
Level 1, 55 Little Edward Street, Spring Hill, Brisbane, 4004 (Australia)	5,522	Leased
Courthill House, Water Lane, Wilmslow, Cheshire, SK9 5AP (U.K.)	4,150	Leased

        We believe that our properties are suitable and adequate for our current and anticipated business operations.

Legal Proceedings

        We are subject to claims, tax assessments and lawsuits that arise in the ordinary course of our business. None of these routine investigations or ordinary course litigation is expected to have a material adverse effect on our financial position. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution in one or more of these matters.

        The following describes the major pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we or our subsidiaries are a party.

        One of our subsidiaries was a defendant in a lawsuit filed in the United States District Court for the Northern District of Illinois in December 2001. The lawsuit alleged that CICA discriminated against women agents in a U.S. distribution channel in hiring, training, promotion, compensation, hours, transfers and job assignments. The lawsuit sought to recover damages for the plaintiff and for all women who worked in this CICA distribution channel at anytime since April 1, 1999. This matter was ultimately settled by the parties in January, 2005. One aspect of the settlement consisted of CICA's entry into a consent decree requiring it to adopt certain measures to strengthen its commitment to a non-discriminatory workplace environment, including implementing additional training programs, adopting revised human resources procedures, enhancing scrutiny of the process for granting promotions and other related actions to ensure equal opportunities for all employees. In addition, CICA agreed to oversight of this distribution channel for a three-year period by two court-appointed monitors under the supervision of the United States District Court for the Northern District of Illinois.

        In 2001, the United Kingdom's national tax authority, Her Majesty's Revenue and Customs ("HMRC"), began an investigation into the worker status classification of CICA's sales force, as independent contractors, in the United Kingdom. In 2007, after the conclusion of the investigation, HMRC issued written decisions that concluded that three worker categories of field agents were appropriately classified as independent contractors by CICA, and one class (district representatives) was technically comprised of employees in accordance with the laws of the United Kingdom. HMRC has not yet issued a formal determination for the CICA district representatives working in the United Kingdom, but HMRC has indicated an interest during preliminary discussions with CICA that it may pursue past-due taxes for this category of worker for the maximum of six years permitted by the laws of the United Kingdom and that CICA would be required to treat district representatives in the United Kingdom as employees on a going-forward basis. CICA is continuing to consider its alternatives with respect to this matter and has established a reserve that we believe to be adequate.

        In December 2006, a claim was filed in Connecticut state court naming CICA, Combined Life Insurance Company of New York and Aon in a purported nationwide class action involving allegations of breach of employment contracts and violations of state wage laws. The claims specifically relate to costs that have been incurred by certain field sales managers who fail to perform certain hiring commitments as part of their job performance. Over the plaintiffs' objection, the defendants have removed the case to federal court. A briefing schedule, starting later this year and extending into early 2008, has been established for the defendants to challenge the certification of a class. In August 2007, an additional claim was filed in New York state court naming CICA, Combined Life Insurance Company of New York and Aon in a purported class action involving allegations of breach of employment contracts and violations of New York wage laws. This claim was identical to the claim raised in the Connecticut class action described above, but was limited to certain sales employees in the State of New York. To date, the plaintiffs have not yet alleged any specific amount of damages, but we do not believe that these claims will have a material adverse effect on our financial condition or results of operations. The defendants intend to vigorously defend these matters.

Employees

        We employ approximately 7,700 individuals, of whom approximately 4,300 are sales force agents. In addition, at June 30, 2007, there were 3,209 international exclusive agents who are considered independent contractors and are not employees. We believe our employee relations are good.

Global Operations and Information Technology

        Global Operations.    We provide customer service and back office support through over 1,500 employees worldwide. Key functions include customer service, customer retention, customer development, claims, field agent support, new business processing, billing and collections, scanning and document management, and business system administration. The main operation center for North America is in Chicago with additional sites located in Latham, NY and Markham, Canada. Approximately 400 employees support unique service needs of our U.S. Senior segment from Bellingham, WA. Our International segment's primary operations are located in the U.K. and Australia with an additional 300 employees supporting all countries. We are in the process of consolidating and streamlining operations, and continue to actively explore onshore and offshore sourcing alternatives for these functions.

        Information Technology.    Our global information technology (IT) organization has over 170 personnel located primarily in the U.S., U.K. and Australia who provide infrastructure support and applications services. In North America, the IT organization consists of 115 employees located in Trevose, Pennsylvania, Chicago, Illinois and Canada. In 2006, we outsourced North American application development activities, primarily program and database development, to Accenture. Notwithstanding the outsourcing of these activities, our employees have retained key leadership and user interface functions, including business and systems analysis and IT architecture. Our Infrastructure division is responsible for operations, security, data centers, network, telephony support services and systems programming activities. An additional 15 employees in Bellingham, WA, support the systems requirements of our Medicare-related products, which have distinct features and regulatory requirements.

        Our U.K. IT organization is comprised of 29 employees based in Kingston, U.K. The Application Development group provides development, maintenance and support for our existing mainframe, PC/Server and AS400 applications. A major integrated insurance application (policy administration, claims, etc.), "Endeavour," is being implemented in the U.K. and in Austria. The Infrastructure group provides AS400/Server data center and operations support including data control, network services, service desk/call center and telephony support services to the U.K., Ireland, Portugal, Spain and Austria. The Australian IT organization is comprised of 7 employees based in Sydney. The Application Development team is responsible for Endeavour and supports Australia, New Zealand, Germany and Thailand. The Infrastructure team provides support for local mainframe and AS400/Server operations.

        Many of our U.S. infrastructure processes including operations, backups, user ID addition/termination, security, change management and network controls are in the process of being outsourced to Computer Sciences Corporation.

OUR RELATIONSHIP WITH AON AFTER THE DISTRIBUTION

General

        Immediately prior to the distribution, we will be a wholly owned subsidiary of Aon. After the distribution, Aon will not have any ownership interest in our common stock, and we will be an independent, publicly traded company.

        We will enter into certain agreements with Aon prior to the distribution to define our ongoing relationship after the distribution and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. These agreements are being entered into between us and Aon while we are still a wholly owned subsidiary of Aon, and certain terms of these agreements are not necessarily the same as would have been obtained through negotiations with an unaffiliated third party.

Distribution Agreement

        We will enter into a Distribution Agreement with Aon providing for, among other things, the principal corporate transactions required to effect the separation of the WCS business from Aon, the distribution and certain other agreements governing our relationship with Aon after the distribution. The following description is intended as a summary of all material terms of the Distribution Agreement. We encourage you to read, in its entirety, the Distribution Agreement included as an exhibit to the registration statement of which this information statement is a part.

        Pursuant to the Distribution Agreement, Aon will complete an internal restructuring of the subsidiaries that own and/or operate the WCS assets and liabilities.

        Aon's Board of Directors will have the sole discretion to determine the distribution date. The distribution is conditioned on, among other things, declaration of the distribution by Aon's Board. Other conditions to the distribution include:

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  receipt of all material approvals and consents necessary to consummate the distribution;

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  the absence of any prohibition of the distribution by any law or governmental authority;

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  registration of our common stock under the Exchange Act;

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  approval of our common stock for listing on the NYSE;

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  the absence of other events or developments that, in the judgment of Aon's Board, would result in the distribution having a material adverse effect on Aon or its stockholders; and

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  final approval by Aon's Board of Directors of the distribution.

        Even if all of the conditions to the distribution are satisfied, Aon has reserved the right to amend or terminate the Distribution Agreement and the related transactions at any time before the distribution is completed. Aon's Board of Directors has not attempted to identify or establish objective criteria for evaluating the particular events or conditions that would cause it to consider amending or terminating the distribution. Although Aon can waive the conditions described above (to the extent permitted by law), Aon's Board of Directors presently has no intention to proceed with the distribution unless each of the conditions is satisfied.

        Subject to some exceptions, the Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the liabilities of our business with us and financial responsibility for the obligations and liabilities of Aon's retained business with Aon. Specifically, we have agreed to assume liability for, and to indemnify Aon against, any and all liabilities associated with our business. These liabilities include any litigation, proceedings or claims relating to the products, services and operations thereof whether or not the underlying basis for such litigation, proceeding or claim arose prior to or after the date of the transfer of our business by Aon to us. Aon has agreed to indemnify us against any and all liabilities associated with Aon's retained business. With limited exceptions, other than the obligations contained in the Distribution Agreement and the other agreements entered into in connection with the distribution, the Distribution Agreement provides that we and Aon will release each other from all claims existing at the time of the distribution.

        The Distribution Agreement will provide that we and Aon will be granted access to some records and information in the possession of the other. This requires the retention by Aon and us, for a period of ten years following the distribution, of the information in its possession relating to the other. Further, the party in possession of the information must use commercially reasonable efforts to notify the other party of its intention to dispose of such information and, with respect to tax information, the period shall be extended to one year after the expiration of the applicable statute of limitations.

        Except as otherwise provided in the Distribution Agreement and our other agreements with Aon relating to the distribution, all fees, costs and expenses incurred in connection with the distribution will be paid by Aon.

        The Distribution Agreement contains provisions that govern the resolution of disputes, controversies or claims that may arise between or among the parties. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management (or other mutually agreed representatives of the parties). Disputes remaining unresolved are then to be submitted to mandatory mediation. If such efforts are not successful, any party may submit the dispute, controversy or claim to mandatory, binding arbitration, subject to the provisions of the Distribution Agreement. The Distribution Agreement contains procedures for the selection of a sole arbitrator of the dispute, controversy or claim and for the conduct of the arbitration hearing, including limitations on discovery rights of the parties. These procedures are intended to produce an expeditious resolution of any such dispute, controversy or claim.

Tax Sharing and Disaffiliation Agreement

        We will enter into a Tax Sharing and Disaffiliation Agreement with Aon setting forth our rights and obligations with respect to taxes imposed on our respective businesses both before and after the distribution ("General Taxes"), taxes imposed on Aon or us in connection with contributing the WCS business to us ("Transfer Taxes"), and with respect to "Restructuring Taxes." For purposes of the Tax Sharing and Disaffiliation Agreement, "Restructuring Taxes" are, in effect, taxes and other liabilities imposed as a result of a determination that:

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  the contribution of the assets and properties of the WCS business to us failed to qualify for tax-free treatment;

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  the distribution failed to qualify as a tax-free distribution under Section 355 of the Code; or

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  Aon, under special rules, was subject to tax as a result of the distribution even though the distribution generally qualified for tax-free treatment under Section 355 of the Code.

  General Taxes

        Under the Tax Sharing and Disaffiliation Agreement, we will be liable for and indemnify Aon against any taxes (other than Transfer Taxes and Restructuring Taxes) that are attributable to our business. We will indemnify Aon against these taxes even though they may have been incurred prior to the formation of our company. Aon will indemnify us against any taxes (other than Transfer Taxes and Restructuring Taxes) that are attributable to the business retained by Aon. The Tax Sharing and Disaffiliation Agreement sets forth rules for determining taxes attributable to our business and taxes attributable to the business retained by Aon.

  Transfer Taxes

        The liability for any Transfer Taxes imposed in connection with Aon's contribution of the WCS business to us will be shared equally by Aon and WCS.

  Restructuring Taxes

        Under the Tax Sharing and Disaffiliation Agreement, we will, in general, be liable for any Restructuring Taxes imposed by reason of any "WCS Tainting Act," which means:

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  any inaccuracy or breach of specified representations, warranties, or covenants in the U.S. Internal Revenue Service ruling and the materials submitted to the U.S. Internal Revenue Service in connection with that ruling, in each case, describing the "WCS Companies" (generally, us and our affiliates) or our business;

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  any inaccuracy or breach of specified representations, warranties, or covenants made by the WCS Companies to Baker & McKenzie, LLP in connection with its opinion;

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  any action (or failure to take any reasonably available action) by any of the WCS Companies; or

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  any acquisition or other transaction involving our capital stock (other than the distribution of our capital stock by Aon).

        Similarly, Aon will, in general, be liable for any Restructuring Taxes imposed by reason of any "Aon Tainting Act," which means:

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  any inaccuracy or breach of specified representations, warranties, or covenants in the U.S. Internal Revenue Service ruling and the materials submitted to the U.S. Internal Revenue Service in connection with that ruling, in each case, describing the "Aon Companies" (generally, Aon and its affiliates) or the business retained by Aon;

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  any inaccuracy or breach of specified representations, warranties, or covenants made by the Aon Companies to Baker & McKenzie, LLP in connection with its opinion;

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  any action (or failure to take any reasonably available action) by any of the Aon Companies; or

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  any acquisition or other transaction involving the capital stock of Aon (other than the distribution of our common stock by Aon).

        We and Aon will each be liable for 50% of Restructuring Taxes that are not imposed as a result of either a WCS Tainting Act or an Aon Tainting Act. If a Restructuring Tax is imposed where there is both a WCS Tainting Act and an Aon Tainting Act, and each of the WCS Tainting Act and the Aon Tainting Act would alone be sufficient to result in the imposition of such Restructuring Tax, we and Aon will each be liable for 50% of such Restructuring Tax. Finally, in the case of a Restructuring Tax that would not have been imposed but for the existence of both a WCS Tainting Act and an Aon Tainting Act, we and Aon will each be liable for such Restructuring Tax to the extent the WCS Tainting Act and the Aon Tainting Act, respectively, contributed to the imposition of such Restructuring Tax.

  Administrative Matters

        The Tax Sharing and Disaffiliation Agreement will also set forth our respective obligations with respect to the filing of tax returns, the administration of tax contests and other matters.

Transition Services Agreement

        We will enter into a Transition Services Agreement with Aon pursuant to which Aon will provide us with a variety of administrative services for a period of time following the distribution. Aon will provide to us certain services including human resources, financial administration, treasury and cash management and information technology services. Aon may also provide us with additional services from certain of Aon's third party vendors pursuant to the terms of the Transition Services Agreement or another arrangement acceptable to the applicable third-party vendor. Each service will be provided for a specified term to be determined prior to the distribution, at a price that is generally consistent with the price charged by Aon to us for that service prior to the distribution. Pursuant to the Transition Services Agreement, Aon will agree to indemnify us from losses relating to Aon's gross negligence or willful misconduct in connection with its performance of the Transition Services Agreement, subject to specified limits on the types and amounts of recoverable damages. We may terminate the provision of particular services or portions thereof for cause as set forth in the Transition Services Agreement or for our convenience upon notice to Aon, with such termination being effective as of a date set forth in the Transition Services Agreement.

Employee Benefits Agreement

        We will enter into an Employee Benefits Agreement with Aon providing for, among other things, the allocation between Aon and us of various assets, liabilities and responsibilities relating to employee benefits generally and to certain employee compensation matters. Under the Employee Benefits Agreement, we will generally be responsible for all liabilities arising after the distribution under our employee benefit plans and for certain other employment-related liabilities relating to employees who are employed by us after the distribution ("WCS Employees"), whether those employment-related liabilities arose before or after the distribution. Aon will generally be responsible for all liabilities arising after the distribution under Aon's employee benefit plans and for all other employment-related liabilities relating to employees who are not our employees after the distribution ("Aon Employees"), whether those liabilities arose before or after the distribution. To the extent certain benefit plans now in place at Aon are continued by us, benefits accrued by WCS Employees prior to the distribution under an Aon employee benefit plan will be transferred to our corresponding employee benefit plan and we will assume the related liabilities. In the case of funded employee benefit plan liabilities that may be transferred to us, the assets related to such liabilities will be transferred from the applicable Aon employee benefit plan to our corresponding employee benefit plan.

        WCS Employees will not, for purposes of employment and benefits policies and plans, be deemed to have experienced a termination of employment as a result of the distribution or related transactions, and their service with Aon will be recognized as service with us under our employment and benefits policies and plans.

  Equity Compensation Awards

        Stock options, restricted stock unit awards and performance share unit awards under Aon's Leadership Performance Program will be treated as follows at the distribution: (1) each option and other stock-based award based on shares of Aon common stock that is held by an employee or former employee of Aon or former employee of WCS will, at the distribution, be substituted for an option or award based on shares of Aon common stock with the number of shares and, in the case of a stock option, the exercise price being equitably adjusted to preserve the intrinsic value of the award or option as of immediately prior to the distribution; and (2) each option and other stock-based award based on shares of Aon common stock that is held by a current employee of WCS will, at the distribution, be substituted for an option or award based on shares of WCS common stock with the number of shares and, in the case of a stock option, the exercise price being equitably adjusted to preserve the intrinsic value of the award or option as of immediately prior to the distribution.

        The outstanding performance share unit awards under Aon's Leadership Performance Program will be treated as follows: (1) the awards held by an employee of WCS will, at the distribution, vest pro-rata based on the relative achievement of the specified performance measure during the portion of the performance period ending at the distribution, and the awards will be settled in shares of Aon common stock after the close of the performance period; and (2) the awards held by an employee of Aon will be adjusted in an equitable manner as determined in the sole discretion of the Organization and Compensation Committee of Aon's Board of Directors.

  Retirement Plans

        We will adopt a qualified 401(k) savings plan for eligible WCS Employees (the "WCS Savings Plan"). Effective upon the distribution, WCS Employees will terminate active participation in the Aon Savings Plan and, subject to the plan's eligibility requirements, will be eligible to participate in the WCS Savings Plan. As soon as practicable after the end of the year in which the distribution occurs, or such earlier date as Aon and WCS mutually determine, the account balances of WCS Employees under the Aon Savings Plan, and the related plan assets, will be transferred from the Aon Savings Plan to the WCS Savings Plan.

        We also will adopt a qualified defined benefit pension plan for eligible WCS Employees (the "WCS Pension Plan"). Effective upon the distribution, eligible WCS Employees will terminate active participation in the Aon Pension Plan and, subject to the plan's eligibility requirements, will become participants in the WCS Pension Plan. As soon as practicable after the distribution, the accrued benefits of WCS Employees and former employees of WCS under the Aon Pension Plan, and the related plan assets, will be transferred from the Aon Pension Plan to the WCS Pension Plan.

        In general, Aon will retain responsibility for the deferred compensation and nonqualified retirement plan benefits of both Aon Employees and WCS Employees that accrued prior to the distribution. Any such benefits that are to be settled in stock will be settled by Aon in shares of Aon common stock. There is an exception for benefits accrued by WCS Employees and former employees of WCS prior to the distribution under the Aon Excess Benefit Plan. We will adopt a nonqualified excess benefit plan (the "WCS Excess Benefit Plan"), such benefit obligations and the related liabilities will be transferred from the Aon Excess Benefit Plan to the WCS Excess Benefit Plan, and the benefit obligations and related liabilities will be assumed by us. Aon will transfer to WCS, on or prior to the date of the distribution, general assets sufficient to cover the benefit obligations accrued under the Aon Excess Benefit Plan by employees and former employees of WCS prior to the date of the distribution. Aon and WCS will each be responsible for the deferred compensation and nonqualified retirement plan benefits accrued by their respective employees after the distribution.

  Welfare Plans

        We will adopt employee welfare benefit plans for eligible WCS Employees effective as of the distribution and will generally be responsible for all welfare benefit coverage and claims incurred by WCS Employees and their covered dependents after the distribution. We will also be responsible for all short-term disability benefits payable to WCS Employees after the distribution, including short-term disability benefits for claims incurred by WCS Employees prior to the distribution. In addition, we will assume all liabilities for post-retirement medical benefits attributable to WCS Employees and former employees of WCS under Aon's post-retirement medical plan prior to the distribution.

  International Employees

        The above discussion of employee benefits and compensation matters is applicable to WCS Employees located in the United States. It is our intention that such matters will be handled in substantially the same manner in the case of WCS Employees located outside of the United States, except to the extent necessary to accommodate differences in local laws.

Insurance Administration Agreement

        We will enter into an Insurance Administration Agreement with Aon that will provide for the allocation of benefits between us under existing insurance policies after the date of the distribution for claims made or occurrences prior to the date of the distribution and sets forth procedures for the administration of insured claims.

Glenview Sublease

        We expect to enter into an agreement with Aon whereby Aon, as sublandlord, will sublease approximately 91,000 square feet of office space to us, as subtenant, at our location in Glenview, Illinois. The sublease will expire in April 2017.

Other Business Arrangements

        We are currently reviewing whether our existing consumer service relationships with Aon will remain in place. The relationships we expect to continue are those that exist in the ordinary course and will include the following:

  Risk Management

        Following the distribution, Aon's retail brokerage subsidiaries will provide risk management and brokerage services and receive commissions or fees at agreed-upon rates negotiated at arm's-length. In connection with the distribution, we must obtain our own insurance programs for property, casualty, employee benefits and other programs. We expect to utilize the services of Aon's retail brokerage subsidiaries exclusively for a period of [•] years to arrange for the appropriate coverage, monitor coverage and provide risk management and advisory services.

  Consulting

        We expect that Aon's employee benefit brokerage and human resource consulting subsidiaries will serve as the broker for our employee benefit programs and will provide various human resource consulting related services, such as actuarial assessment of pension plans. Agreements for these services are expected to be exclusive for [•] years and otherwise will be negotiated at arm's-length and on terms consistent with industry practice.

OUR MANAGEMENT

Our Directors and Executive Officers

        We expect that our Board of Directors following the distribution will be comprised of [•] directors, at least a majority of whom will be considered independent under the independence requirements of the NYSE. All members of our Board of Directors will stand for election at each annual meeting of stockholders and will hold office until his or her successor has been duly elected and qualified or the director's earlier resignation, death or removal.

        Set forth below is information concerning those persons whom we expect will become our directors and executive officers as of the distribution date.

Name	Age	Position
Douglas R. Wendt	58	President and Chief Executive Officer
[•]		Director
[•]		Director
[•]		Director
[•]		Director
James P. Zils	56	Chief Financial Officer
Steven E. Lippai	58	Executive Vice President & Chief Actuary
Debbie J. Ahl	48	President, Sterling Life Insurance Company
Des Bosnic	49	Executive Vice President, USA Sales
James L. Coleman	44	Chief Marketing Officer
David A. Goldberg	38	Senior Vice President, General Counsel and Corporate Secretary
Clive Robinson	53	President, International
Carlos Sierra	40	Executive Vice President, Global Services and Technology
Todd Stevenson	40	Senior Vice President, Human Resources
Jacques Thibaudeau	61	Executive Vice President & Managing Director, Canada

        Douglas R. Wendt is our President and Chief Executive Officer. Mr. Wendt joined us in January 2006, originally focusing on revenue and policyholder growth in the U.S. operations, and was appointed our President and Chief Executive Officer in July 2007. Prior to joining us Mr. Wendt spent 33 years working at The Allstate Corporation in a variety of capacities, most recently serving as President and CEO of Allstate's Encompass operation from 2003 to 2006. Mr. Wendt currently serves on the Board of Directors of the Allendale Home for Children (Treasurer, 2001—present).

        James P. Zils is our Chief Financial Officer. Prior to joining us in 2007, Mr. Zils spent 34 years working for The Allstate Corporation, most recently serving as Vice President—Investment Accounting, Technology, and Finance & Planning. From 1995 until 2005, Mr. Zils was Vice President and Treasurer of Allstate. Mr. Zils led the team responsible for the 1993 IPO of Allstate and was a member of the team who worked on the 1995 spin-off from Sears, Roebuck & Co.

        Steven E. Lippai serves as our Executive Vice President and Chief Actuary. Mr. Lippai has spent his entire career with us, initially joining in 1971. During his 36 years with us, Mr. Lippai has been involved with the complete spectrum of the Accident, Disability, Health & Life insurance products. He has managed actuarial functions, service center operations and the development of new initiatives. He currently works to improve product line performance, to increase the effectiveness of our business units and to develop product strategies for expanding operations. In addition, he initiated and manages our Enterprise Risk Management program.

        Debbie J. Ahl is the President of Sterling Life Insurance Company and President and CEO of Olympic Health Management Systems, Inc. and Olympic Health Management Services, Inc. Ms. Ahl joined us in 1989, and has held numerous positions of increasing responsibility with Sterling, including Chief Operating Officer and Executive Vice President, Corporate Development. Ms. Ahl serves on the Board of Directors of America's Health Insurance Plans, a national trade association.

        Des Bosnic is our Executive Vice President of USA Sales. Mr. Bosnic joined us in 1983 in Australia. He has held numerous sales and managerial positions in that country and in the Pacific. Mr. Bosnic became General Manager and Vice President of Germany in November 2001 and in August 2004, Mr. Bosnic was appointed Senior Vice President and National Sales Manager for USA, Accident. In July 2007, Mr. Bosnic was given an additional responsibility of Life / Health Division, which earned him the promotion to Executive Vice President, Sales, USA.

        James L. Coleman is our Chief Marketing Officer. Prior to joining us in 2007, Mr. Coleman served as Chief Marketing Officer of Culligan International Company, a water treatment and filtration services company, since 2005. From 2000 to 2005, Mr. Coleman was Vice President of Marketing at Northwestern Mutual Life Insurance Company. Prior to 2000, Mr. Coleman held a variety of marketing leadership positions with Mobil Corporation.

        David A. Goldberg is our Senior Vice President, General Counsel and Corporate Secretary. He joined us in 2005 and has been leading our corporate legal affairs worldwide since then. Previously, between 2000 and 2005, Mr. Goldberg served as Executive Vice President, General Counsel and Secretary for ChoiceParts, LLC, an automotive industry affiliate of Automatic Data Processing, Inc. From 1993 until mid-2000, Mr. Goldberg was with the Sidley & Austin law firm in Chicago where he worked on complex litigation across multiple industries, insurance/reinsurance regulatory matters, and corporate reorganization. In 1999, he also served as the Acting General Counsel for the Coregis Insurance Company following its acquisition by GE Capital.

        Clive Robinson serves as President of our International segment. Mr. Robinson has spent his entire career with us, initially joining in 1972. During his time with us, Mr. Robinson has served in a variety of positions with increasing responsibility and was promoted to his current position in February 2007. Prior to that, Mr. Robinson served as Senior Vice President of European & Pacific from January 2001. Among other achievements, Mr. Robinson has overseen our expansion into Portugal in 1999, followed by Thailand in 2003, Spain 2006 and Austria in 2007.

        Carlos Sierra is our Executive Vice President of Global Services and Technology. Prior to joining us in 2007, Mr. Sierra was an Associate Principal at McKinsey & Company since 1998. During his time at McKinsey, Mr. Sierra worked closely with a wide variety of companies, helping them to achieve significant strategic, financial and operational improvements. Prior to joining McKinsey, Mr. Sierra held various positions in Product Management and Sales during 6 years at FMC Corporation, a diversified manufacturing company.

        Todd Stevenson is our Senior Vice President of Human Resources. Prior to joining us in May of 2006, Mr. Stevenson spent 12 years at JPMorgan Chase & Co in various Senior Human Resources positions. Most recently, he was Senior Vice President of Compensation for Retail Banking at

JPMorgan Chase & Co. He joined First Chicago Bank in 1994, and was involved in Human Resources integration with the Bank One and JPMorgan Chase & Co. mergers.

        Jacques Thibaudeau is our Executive Vice President and Managing Director of Canada. Mr. Thibaudeau has held numerous positions of increasing responsibility, eventually becoming Executive Vice President and Managing Director of Combined Canada in February 2007. Since January 2003, he served as Senior Vice President and Managing Director of Combined Canada. From January 1996 until 2003, Mr. Thibaudeau was Resident Vice President of Combined Canada.

Annual Meeting

        Our by-laws provide that the annual meeting of stockholders will be held at the date, time and place specified by our Board of Directors. We expect the first annual meeting of our stockholders following the distribution to be held in 200[•].

Committees of the Board of Directors

        Concurrent with the completion of this distribution, our Board of Directors will establish the following committees: Executive, Audit, Governance/Nominating, Investment and Organization and Compensation. The membership and function of each committee is described below.

  Executive Committee

        We expect that our Executive Committee will be composed of [•] individuals. When the Board of Directors is not in session, the Executive Committee will be responsible for exercising the power and authority in the management of our business and affairs as would be exercised by the Board of Directors, subject to certain exceptions. The Executive Committee will be governed by the Executive Committee Charter, which will be available at our website [•].

  Audit Committee

        We expect that our Audit Committee will be composed of [•] individuals, each of whom will meet the independence standards of the NYSE and the Exchange Act, and be financially literate, as required by the NYSE. At least one of our Audit Committee members will qualify as an "audit committee financial expert," as such term is defined in the regulations under the Exchange Act. No director will be permitted to serve as a member of the Audit Committee if such director serves on the audit committee of more than two other public companies unless our Board of Directors determines that such simultaneous service would not impair the ability of such director to serve effectively on the Audit Committee. The Audit Committee will be responsible for the oversight of the integrity of our consolidated financial statements, our system of internal control over financial reporting, our risk management, the qualifications and independence of our independent registered accounting firm, the performance of our internal auditor and independent auditor and our compliance with legal and regulatory requirements. The Audit Committee will also have the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace our independent auditor. The Audit Committee will be governed by the Audit Committee Charter, which will be available at our website [•].

  Governance/Nominating Committee

        We expect that our Governance/Nominating Committee will be composed of [•] individuals, each of whom will meet the independence standards of the NYSE. The Governance/Nominating Committee will be responsible for identifying and recommending candidates for election to our Board of Directors and each board committee, establishing procedures for its oversight of the evaluation of our Board of Directors and management, reviewing related party transactions, recommending director compensation and reviewing annually our corporate governance policies. The Governance/Nominating Committee will be governed by the Governance/Nominating Committee Charter, which will be available at our website [•].

  Investment Committee

        We expect that our Investment Committee will be composed of [•] individuals. The Investment Committee will be responsible for overseeing the investments of our underwriting subsidiaries and monitoring the investment performance of our benefit plans. The Investment Committee will be governed by the Investment Committee Charter, which will be available at our website [•].

  Organization and Compensation Committee

        We expect that our Organization and Compensation Committee will be composed of [•] individuals, each of whom will meet the independence standards of the NYSE. The Organization and Compensation Committee will annually review and determine the compensation of our executive officers. The Organization and Compensation Committee will also administer our incentive plan and equity-based compensation plans, and will have general administrative responsibility with respect to our other employee benefit programs. In addition, the Organization and Compensation Committee will make recommendations to our Board of Directors concerning director compensation and certain amendments to employee benefit plans or equity plans and will also oversee plans for management development and succession. The Organization and Compensation Committee will be governed by the Organization and Compensation Committee Charter, which will be available at our website [•].

Code of Ethics and Code of Business Conduct

        Concurrent with the completion of the distribution, our Board of Directors will establish a code of business conduct and a code of ethics that will apply to our employees, officers and directors. Any waiver of the code of business conduct or code of ethics may be made only by our Board of Directors and will be promptly disclosed as required by law or stock exchange rules. The code of business conduct and code of ethics will each be available at our website [•].

Corporate Governance Policies

        Concurrent with the completion of the distribution, our Board of Directors will adopt corporate governance policies that comply with applicable stock exchange and SEC regulations. These policies will include the following:

        Presiding Director of Independent Director Meetings.    We expect that our independent directors will meet in regularly scheduled executive sessions without management to promote open and honest discussion. We expect that the non-executive chairperson of our Board of Directors or, if there is no non-executive chairperson, the chairperson of the Governance/Nominating Committee, will be the presiding director at these meetings.

        Nomination of Directors.    The Board of Directors is responsible for nominating directors for election by the stockholders and filling any vacancies on the Board of Directors that may occur. The Governance/Nominating Committee will be responsible for identifying, screening and recommending candidates to the Board of Directors for membership. In formulating its recommendations, the Governance/Nominating Committee will consider recommendations offered by any stockholder, director or officer of WCS.

        Director Qualifications.    General criteria for the nomination of director candidates include professional background, expertise, reputation for integrity, business experience, leadership capabilities and potential contributions to and willingness to devote adequate time to Board of Directors duties—all in the context of an assessment of the perceived needs of the Board of Directors at that point in time. It is expected that in exercising its director nomination responsibilities, the Governance/Nominating Committee will consider women and minority candidates consistent with our nondiscrimination policies. Each director will be expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a director or committee member.

Compensation of Directors

        We will pay a retainer to our non-employee directors promptly after the distribution and thereafter promptly after each annual meeting of stockholders for the period beginning at the annual meeting of stockholders and concluding at the subsequent annual meeting of stockholders. Employee directors will receive no compensation for service on our Board of Directors.

        Retainers.    Each non-employee director will receive an annual retainer, in an amount to be determined prior to the distribution, for service on our Board of Directors. Additional cash retainers will also be paid to the chairs of each committee of the Board of Directors.

        Equity Compensation.    In connection with the distribution, we expect to make an equity grant to each of our non-employee directors. Thereafter, each non-employee director will receive an equity grant, in an amount to be determined prior to the distribution, in connection with his or her initial election as a director and annually thereafter.

        Consulting Agreements.    The corporate governance guidelines that our Board of Directors will adopt will provide that we should not enter into paid consulting agreements with non-employee directors.

        Director Attendance at Annual Meetings.    The corporate governance guidelines that our Board of Directors will adopt will provide that directors are expected to attend annual meetings of stockholders.

Compensation Committee Interlocks and Insider Participation

        With the exception of Mr. Wendt, none of our executive officers will serve as a member of our Board of Directors. In addition, Mr. Wendt will not serve on our Organization and Compensation Committee. Following the distribution, none of our executive officers will serve as a member of the compensation committee of any entity that has one or more executive officers serving on our Organization and Compensation Committee.

Communications with the Board of Directors

        Following the distribution, stockholders and other interested parties may contact any member of our Board of Directors by writing to: WCS Global Holdings, Inc., 1000 Milwaukee Ave., Glenview, Illinois 60025, attention [•]. Stockholder and interested party communications received in this manner will be handled in accordance with procedures to be approved by our independent directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        Introduction.    This section provides an overview of the executive compensation program that applied to our named executive officers in 2006, a description of the program elements, and an analysis of the key policies and practices underlying the program. This section also describes the ways in which we anticipate that our executive compensation program will differ after we become an independent public company. In general, we do not anticipate many differences between our executive compensation program and Aon's because we intend to adopt certain plans and programs that are similar to those of Aon.

        During the first half of 2007, we carried out additional steps under our succession plan for WCS. We entered into an agreement with Mr. Wendt pursuant to which he transitioned into the role of WCS's Chief Executive Officer effective July 31, 2007. Mr. Ravin, who worked with Mr. Wendt on the successful transition of duties and continues to work with us on significant business and client matters, became our Chairman as of that date. Also in 2007, James Hom, our Chief Financial Officer, departed WCS and Mr. Zils joined as our new Chief Financial Officer. On account of the changes in certain of our named executive officers' duties and responsibilities, certain elements of their compensation were adjusted, and this section provides an overview of the changes made. This section also describes other compensation adjustments made during 2007 for our named executive officers, where applicable.

  Objectives of Our Compensation Program.

        Historically.    Under the direction of the Organization and Compensation Committee of Aon's Board of Directors (the "Aon Compensation Committee"), Aon's executive compensation program in 2006 was fundamentally designed to align the financial interests of its executives with those of its stockholders, both in the short and long term. To that end, Aon established an executive compensation program that supported Aon's key business imperatives of: (a) delivering distinctive client value; (b) achieving operational excellence; and (c) strengthening talent and capability.

        Going Forward.    We anticipate that following the distribution we will adopt similar business imperatives and that the Organization and Compensation Committee of our Board of Directors (the "WCS Compensation Committee") will adopt an executive compensation program having similar objectives, adjusted for the industry and our business needs.

        Our Named Executive Officers.    Our named executive officers are Messrs. Ravin, Hom, Wendt and Robinson and Ms. Ahl. None of our named executive officers were named executive officers of Aon in 2006 and only Mr. Ravin was an executive officer of Aon, as that term is defined in the Exchange Act. As a result, with the exception of Mr. Ravin, and equity compensation awarded by the Aon Compensation Committee to our named executive officers, our named executive officers were not subject to Aon's executive compensation program or the direct oversight of the Aon Compensation Committee in 2006. Throughout this Compensation Discussion and Analysis, references to Aon's 2006 executive compensation program are relevant only with respect to Mr. Ravin and the compensation philosophy and analysis applicable to our other named executive officers are described separately where appropriate.

  Elements of Our Executive Compensation Program.

        Overview.    The three major elements of Aon's executive compensation program in 2006 were base salary, annual bonus and long-term equity awards. To a lesser extent, other forms of compensation were also provided under the program, including participation in Aon's benefit programs, perquisites and post-employment compensation. The following section describes the elements of Aon's executive compensation program that applied to Aon's executive officers, including Mr. Ravin, in 2006 and it describes the rationale for certain compensation decisions and actions with respect to our named executive officers.

  Cash Compensation.

        Base Salary. Historically.    In 2006, Aon chose to provide base salary as a component of total compensation to provide a stream of income to its executive officers during the year. In the first quarter of the year, the Aon Compensation Committee reviewed the base salaries of its executive officers and made all necessary adjustments. In determining individual salaries, the Aon Compensation Committee considered the scope of job responsibilities, individual contributions to company-wide and business unit performance and competitive levels for comparable positions in the marketplace, as described more fully below under the section entitled "Policies Underlying Aon's 2006 Compensation Program for Our Executive Officers—Use of Benchmarking." Aon's philosophy and practice was to place a greater emphasis on the incentive components of compensation, and base salaries of executive officers were therefore adjusted only occasionally.

        2006 Adjustments to Base Salaries.    In 2006, based on the compensation review conducted by the Aon Compensation Committee for Mr. Ravin, the Aon Compensation Committee determined that Mr. Ravin's current base salary was consistent with Aon's compensation philosophy and his personal contributions. Therefore, during 2006 no base salary adjustment was made for Mr. Ravin. Mr. Ravin had the discretion to adjust the base salaries of our other named executive officers during 2006. In April 2006, Mr. Ravin made the following merit increases to the base salaries of certain of our named executive officers: Mr. Hom's annual base salary was increased from $300,000 to $315,000; Ms. Ahl's annual base salary was increased from $234,500 to $243,000; and Mr. Robinson's annual base salary was increased from $389,398 to $429,817. The salaries paid to our named executive officers in 2006 are set forth in the table captioned Summary Compensation Table for Fiscal 2006 under the column labeled "Salary."

        2007 Adjustments to Base Salaries.    In March 2007, Mr. Wendt became an executive officer of Aon and, as a result, became covered by Aon's executive compensation program. On January 18, 2007, in contemplation of Mr. Wendt's new role, the Aon Compensation Committee approved an increase to Mr. Wendt's annual base salary from $350,000 to $500,000. Effective July 31, 2007, Aon and Mr. Wendt entered into an employment agreement pursuant to which Mr. Wendt became our Chief Executive Officer. The agreement provides that Mr. Wendt's annual base salary is $650,000. In proposing such base salary increase, Aon's management considered the peer group compensation research for individuals holding the title "Chief Executive Officer" that had been conducted in connection with Mr. Ravin's annual compensation review in January 2007. An internal pay equity review also factored into management's proposal. That compensation data supported the base salary increase awarded to Mr. Wendt by the Aon Compensation Committee upon Mr. Wendt's entry into the five-year employment agreement and his assumption of the role of our Chief Executive Officer.

        In April 2007, Mr. Ravin approved a merit adjustment to the annual base salary of Ms. Ahl. Her base salary was increased from $243,500 to $253,000. On August 1, 2007, Ms. Ahl's base salary was further increased at Mr. Wendt's discretion from $253,000 to $300,000 for retentive purposes. The base salaries paid to Mr. Ravin, Mr. Hom and Mr. Robinson were not adjusted during 2007.

        Going Forward.    We anticipate that following the distribution our philosophy and practice regarding base salaries will be substantially similar to those of Aon.

        Annual Bonus Plan. Historically.    In 2006, Aon chose to provide annual bonus eligibility as a component of its executive compensation program to provide executive officers with short-term incentive to achieve the chosen performance goals. Aon believed it was important to provide incentives to executives in the short-term as well as the long-term to keep them consistently focused on achieving

Aon's key business imperatives. In the first quarter of 2006, the Aon Compensation Committee determined the annual bonus eligibility of Aon's executive officers for the 2006 calendar year under Aon's incentive plan. The Aon Compensation Committee also determined at that time that Aon's executive officers were eligible for bonuses for the prior calendar year and the Aon Compensation Committee determined the actual bonus awards payable.

        In setting individual bonus eligibility for the 2006 calendar year, the Aon Compensation Committee considered the scope of job responsibilities, expectations regarding the executive's contributions to company-wide and business unit performance and competitive bonus levels for comparable positions in the marketplace, as described more fully below under the section entitled "Policies Underlying Aon's 2006 Compensation Program for Our Executive Officers—Use of Benchmarking." The Aon Compensation Committee also took into consideration the fact that annual bonuses might not be deductible by Aon for certain executive officers unless the bonuses met specific criteria set forth in Aon's stockholder-approved bonus plan known as the Senior Officer Incentive Compensation Plan (the "Executive Bonus Plan").

        In 2006, all annual incentive compensation for Aon's executive officers, including Mr. Ravin, was contingent upon Aon's achievement of a minimum threshold level of 85% of planned pre-tax income from continuing operations, adjusted for unusual items such as gains or losses from the sale of a business or asset. All such adjustments were individually approved by the Aon Compensation Committee and met the adjustment criteria established by the Aon Compensation Committee within the first 90 days of 2006. The Aon Compensation Committee chose this measure to emphasize performance of Aon as a whole and directly link executives' awards to Aon's key business initiatives of delivering distinctive client value and achieving operational excellence.

        In 2006, the annual bonuses of Aon's executive officers, including Mr. Ravin, were payable pursuant to Aon's Incentive Stock Program which we refer to as the "ISP," and which is described below under the section entitled "Equity Compensation—Equity Awards Granted to Our Named Executive Officers in 2007." The primary goals of the ISP are to further focus the employees' attention on the longer-term performance of Aon as a whole, and to further promote employee retention.

        Determination of 2006 Annual Bonus Awards.    During the first quarter of 2007, the Aon Compensation Committee determined that the corporate performance goal established for Aon under the Executive Bonus Plan was exceeded. The Aon Compensation Committee then determined the actual bonuses payable to Aon's executive officers, including Mr. Ravin. With regard to Mr. Ravin's bonus, the Aon Compensation Committee took into consideration the fact that (i) the performance goal established for CICA, which was a target based on planned pre-tax income from continuing operations adjusted for unusual items, was exceeded, and (ii) Mr. Ravin achieved his individual performance goals. The 2006 results for Aon and CICA overall exceeded aggressive performance goals set at the beginning of the year, as adjusted for non-controllable, extraordinary or unusual items such as gain or loss on the sale of businesses or assets. The Aon Compensation Committee determined that it was, therefore, appropriate to grant a bonus to Mr. Ravin at a level above target.

        Mr. Wendt's 2006 bonus was similarly based on the performance of Aon and CICA as well as individual performance goals, while the bonuses of our other named executive officers were determined by Mr. Ravin, after taking into account each executive's achievement of their individual performance goals during 2006, as more fully described below under the section entitled "Additional Compensation Analysis—Selection of Performance Measures." Other than the $175,000 of Mr. Wendt's annual bonus which was guaranteed by Aon and Mr. Wendt's $250,000 signing bonus, which are shown in the Summary Compensation Table for Fiscal 2006 under the column labeled "Bonus," the 2006 annual bonuses of our named executive officers are set forth in the table captioned Summary Compensation Table for Fiscal 2006 under the column labeled "Non-Equity Incentive Plan Compensation."

        Going Forward.    Following the distribution we anticipate that we will adopt a similar philosophy and practice regarding annual bonuses, adjusted for the industry and our business needs; however, we do not anticipate that the WCS Compensation Committee will establish a program similar to Aon's ISP. Rather, we expect bonuses to be paid fully in cash. We anticipate that we will adopt a bonus plan that will allow for the deductibility of bonuses to be paid to our named executive officers in any given year. We anticipate that bonuses will be contingent upon the achievement of pre-established performance criteria pursuant to the bonus plan that we establish; however, we do not know at this time whether the performance criteria will be similar to the criteria set forth in Aon's bonus plan.

  Equity Compensation.

        Overview. Historically.    In 2006 Aon provided equity compensation to executive officers as a key component of its executive compensation program to align the interests of Aon's executives with Aon's stockholders on a long-term basis; to focus the executives' efforts on achieving Aon's overall business imperatives of delivering distinctive client value and achieving operational excellence, because such achievements were expected to result in increased long-term value; and to encourage executive retention through the vesting provisions that are typically connected with Aon's equity awards. Overall, Aon believed its equity compensation was effective for rewarding the creation of stockholder value and encouraging the ownership of Aon common stock. During 2006, the Aon Compensation Committee approved individual equity awards for executive officers, including Mr. Ravin, and other key employees, including Messrs. Hom, Wendt and Robinson and Ms. Ahl. The Aon Compensation Committee determined the amount of each individual's grant based upon the executive's performance, market data and its expectations regarding the executive's future contribution to Aon.

        All awards were granted pursuant to the stockholder-approved Aon Stock Incentive Plan (as amended, the "Aon Stock Plan"). The Aon Stock Plan allows for the grant of a variety of equity compensation awards, including performance awards, stock options and restricted stock units—the three forms of equity compensation granted to our named executive officers in 2006.

        Determination of 2006 Equity Awards.    Pursuant to the terms of a letter agreement entered into between Mr. Ravin and Aon, dated November 10, 2005, wherein Mr. Ravin agreed to stay on as our Chairman, President and Chief Executive Officer through March 31, 2009, Mr. Ravin was granted a performance award by the Aon Compensation Committee on November 17, 2005. The vesting and settlement of the performance award is dependent upon the achievement of specified revenue and pre-tax profit goals over a performance period beginning January 1, 2006 and ending December 31, 2008. The vesting and settlement of the award will be determined after the conclusion of the three-year performance period, and the settlement of the award will be determined by the extent to which the actual results meet any of the five different performance levels of the performance criteria in each of the following three time periods: (a) calendar years 2006 through 2008, cumulatively; (b) calendar years 2007 and 2008, cumulatively; and (c) calendar year 2008 on a stand-alone basis. The performance award is denominated using a dollar value, and the actual value of the award upon settlement may be as low as $0 or as high as $3.5 million. To the extent the relevant performance criteria are achieved, the performance award will be paid in a number of shares of Aon common stock calculated at the time of such determination. As the potential payments are dependent on the achievement of certain performance criteria in the future, they are completely at risk.

        In March 2006, the Aon Compensation Committee granted stock options and performance units under a Leadership Performance Plan, which we refer to as the LPP and which is a sub-plan of the Aon Stock Plan, to certain executive officers and other key employees, including Messrs. Hom, Wendt and Robinson and Ms. Ahl. The Aon Compensation Committee reviewed market data, including peer group compensation data, by employee level to determine the appropriate long-term value of such equity awards. The Aon Compensation Committee took into account that this was the first year of a new performance-based program. The Aon Compensation Committee determined that awards in this first performance period would be on the higher end of the market range for long-term equity incentives. With regard to the comparative sizes of their awards, the Aon Compensation Committee considered Mr. Wendt's senior leadership role with us in its decision to provide Mr. Wendt with a larger award value than Messrs. Hom and Robinson and Ms. Ahl.

        The LPP varied from previous practice as it has no elements of time-vested restricted stock units, and is therefore entirely performance-driven, with option gains reflecting market performance and performance units only vesting if performance targets are met. The largest element of these awards (75%) is performance units which are earned based on the achievement of the three-year cumulative earnings per share target. The remaining portion (25%) consists of stock options converted on a 3:1 basis. The Aon Compensation Committee determined that both forms of awards provide the requisite incentive for the executives to enhance the value of Aon's common stock, while the performance units also provide an additional incentive to achieve specific corporate performance goals. The three-year performance period for grants under the LPP for 2006, which began January 1, 2006 and ends on December 31, 2008, was selected to provide the award recipients a reasonable period of time within which to achieve and sustain challenging growth goals.

        In March of 2006, the Aon Compensation Committee granted Mr. Ravin 33,500 restricted stock units pursuant to his employment agreement and the Aon Compensation Committee granted Mr. Wendt 50,000 restricted stock units pursuant to his offer letter of employment. The awards provide for incremental vesting in three annual increments on the second, third and fourth anniversaries of the date of grant. The awards granted to our named executive officers in 2006 are set forth in the table captioned 2006 Grants of Plan-Based Awards in Fiscal Year 2006.

        Equity Awards Granted to Our Named Executive Officers in 2007.    In the first quarter of 2007, the Aon Compensation Committee granted restricted stock units to our named executive officers in connection with the ISP, pursuant to which a portion of the executive's bonus for 2006 performance was provided in the form of restricted stock units. Generally, under the ISP all annual bonuses of $50,000 or greater are payable 80% in cash and 20% in restricted stock units with a 10% equity enhancement. On February 15, 2007, Mr. Ravin received an award of 9,684 restricted stock units. On March 15, 2007, Mr. Wendt received an award of 3,397 restricted stock units; Mr. Hom received an award of 1,820 restricted stock units; Mr. Robinson received an award of 2,946 restricted stock units; and Ms. Ahl received an award of 2,022 restricted stock units. Pursuant to the LPP for the performance period beginning January 1, 2007 and ending December 31, 2009, on March 15, 2007, the Aon Compensation Committee granted the following awards to certain of our named executive officers: Mr. Ravin was granted 50,540 stock options and 50,540 performance share units; Mr. Wendt was granted 30,324 stock options and 30,324 performance share units; and Mr. Hom was granted 5,054 stock options and 5,054 performance share units. Mr. Robinson and Ms. Ahl did not receive awards under the program during 2007.

        Going Forward.    We anticipate that following the distribution our philosophy and practice regarding equity compensation will be substantially similar to the philosophy and practice described above. We anticipate that we will adopt an omnibus stock incentive plan that allows us to award the same types of equity awards permitted under the Aon Stock Plan.

        Practices Regarding the Grant of Equity Awards. Historically.    During 2006, all equity awards granted in connection with the Aon Stock Plan (other than awards to Aon's Executive Chairman and Chief Executive Officer) were generally awarded by the Aon Compensation Committee at its regularly scheduled meetings and valued at such dates. In addition, during 2006 all other equity awards to Aon's executive officers (including awards made pursuant to employment agreements or granted for retentive purposes) were approved and granted by the Aon Compensation Committee at its regularly scheduled meetings. Pursuant to the Aon Stock Plan, stock options granted in 2006 bear the strike price of the average of the high and low trading prices of a share of Aon common stock on the date of grant.

        Going Forward.    Following the distribution, we anticipate that the WCS Compensation Committee will adopt practices and procedures similar to those utilized by Aon in 2006 with regard to the grant of equity awards.

        Perquisites. Historically.    Aon provided perquisites and personal benefits to its executives during 2006 as a component of their total compensation. These perquisites included memberships in social and professional clubs, car allowances, mortgage subsidies, fuel allowances, the payment of professional services fees, and personal use of corporate aircraft. With regard to certain forms of perquisites, such as car allowances, they were typically provided by Aon's competitors to their executives in the countries in which they live, and the Aon Compensation Committee felt it must similarly provide the perquisites to Aon's executives to attract and retain the best talent.

        Approval of 2006 Perquisites.    Messrs. Ravin and Wendt and Ms. Ahl did not receive any perquisites in 2006. Mr. Hom received only an automobile allowance and Mr. Robinson received only an automobile allowance and a club membership. The value of perquisites provided to our named executive officers in 2006 is set forth in the table captioned Summary Compensation Table for Fiscal 2006 under the column labeled "All Other Compensation."

        Going Forward.    We anticipate that we will provide perquisites to our employees consistent with our compensation philosophy and market practice.

  Post-Termination Compensation.

        Overview. Historically.    Aon believes that the provision of change in control severance agreements and other transitional compensation arrangements are critical for it to recruit talented employees and to secure the continued employment and dedication of its existing employees. All or nearly all of the companies with which Aon competes for talent have similar arrangements in place for their executive officers. Therefore, during 2006 Aon provided change in control severance protection to certain of its key employees, including Messrs. Ravin, Hom and Wendt.

        Severance Agreements regarding Change in Control.    Aon has entered into change in control severance agreements with certain of its key executive officers, including Mr. Ravin. The agreements are intended to secure the continued service and to ensure the dedication and objectivity of these executives in the event of an actual or threatened change in control of Aon. The agreements, which we refer to as Tier 1 Agreements, provide that covered executives receive certain severance benefits upon qualifying terminations of employment in connection with or within two years following a change in control of Aon. Thus, the Tier 1 Agreements require a "double trigger"—a qualifying change in control of Aon and a qualifying termination of the executive's employment—in order for severance benefits to become payable. If these conditions are met, the following severance benefits are generally payable: (a) the executive's base salary through the date of termination and a pro rated bonus based upon the executive's average annual bonus for the preceding three years; (b) three times the executive's highest annual base salary in effect during the twelve-month period prior to the date of termination; (c) the amount forfeited by the executive under any qualified defined contribution plan as a result of the executive's termination; and (d) the executive's accrued benefits under Aon's nonqualified benefit plans, which shall vest and be payable with three additional years of plan contributions.

        The Tier 1 Agreements for executives also require Aon to maintain medical, dental and life insurance on behalf of the executive for three years, or until the executive becomes eligible for substantially equivalent benefits from another employer. In addition, all stock options and other equity awards will become fully vested and, if permissible, each option will remain exercisable until the expiration of its term. As a condition to the receipt of payments and benefits pursuant to the agreements for executives, the executive is required to enter into an agreement with Aon providing that the executive will not compete with Aon or solicit Aon's employees or customers for a two-year period and will not use or disclose any of Aon's confidential information. Additional details regarding the terms and conditions of Mr. Ravin's severance agreement are set forth under "Severance Agreements" in the section entitled "Potential Payments on Termination or Change in Control." Utilizing certain assumptions, we have calculated and set forth the estimated values of the severance benefits payable to Mr. Ravin in the same section.

        Severance Plan providing Change in Control Protection.    Aon has adopted the Aon Executive Special Severance Plan, which we refer to as the Tier 2 Plan, that provides change in control protection to certain of its key executives, including Mr. Hom and, effective March 16, 2006, Mr. Wendt. The Tier 2 Plan is intended to secure the continued service of the executives and to ensure their dedication and objectivity in the event of an actual or threatened change in control of Aon. The Tier 2 Plan provides that the covered executives receive certain severance benefits upon qualifying terminations of employment in connection with or within two years following a change in control of Aon. Thus, like the Tier 1 Agreement described above for Mr. Ravin, the Tier 2 Plan in which Messrs. Hom and Wendt participated during 2006 requires a "double trigger"—a qualifying change in control of Aon and a qualifying termination of the executive's employment—in order for severance benefits to become payable. If these conditions are met, the following severance benefits are payable: (a) the executive's base salary through the date of termination and a pro rated bonus based upon the executive's average annual bonus for the preceding three years; (b) two times the executive's highest annual base salary in effect during the twelve-month period prior to the date of termination; (c) the amount forfeited by the executive under any qualified defined contribution plan as a result of the executive's termination; and (d) the executive's accrued benefits under Aon's nonqualified benefit plans, which shall vest and be payable with two additional years of plan contributions.

        The Tier 2 Plan also requires Aon to maintain medical, dental and life insurance on behalf of the executive for two years, or until the executive becomes eligible for substantially equivalent benefits from another employer. In addition, all stock options and other equity awards will become fully vested and, if permissible, each option will remain exercisable until the expiration of its term. As a condition to the receipt of payments and benefits pursuant to the severance plan, Messrs. Hom and Wendt would be required to enter into an agreement with Aon providing that the executive will not compete with Aon or solicit Aon's employees or customers for a two-year period and will not use or disclose any of Aon's confidential information. Additional details regarding the benefits of Messrs. Hom and Wendt under the Tier 2 Plan as of December 31, 2006 are set forth under "Severance Agreements" in the section entitled "Potential Payments on Termination or Change in Control." Utilizing certain assumptions, we have calculated and set forth the estimated values of the severance benefits payable to Messrs. Hom and Wendt in the same section.

        2007 Adjustments to Post-Termination Compensation.    Effective January 19, 2007, Mr. Wendt moved from participation under the Tier 2 Plan to coverage under a Tier 1 Agreement, providing the standard benefits described above. Aon's Board of Directors took this action to increase Mr. Wendt's post-termination compensation commensurate with Mr. Wendt's assumption of additional duties. Effective July 20, 2007, Aon's Board of Directors terminated Mr. Hom's participation in the Tier 2 Plan in connection with his anticipated departure from his role as our Chief Financial Officer.

        Going Forward.    We anticipate that we will establish change in control severance programs or enter into change in control severance agreements with our executive officers that we determine are necessary and advisable in order to attract and retain senior management. We anticipate that any such programs or agreements will provide benefits only in the event of a "double trigger," as described above.

  Employee Benefit Plans and Programs.

        Overview. Historically.    Aon generally provides employee benefits that are consistent with local practices and competitive markets. During 2006, Aon maintained:

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  A deferred compensation program that allows certain employees, including its executive officers, to defer receipt of their salary and/or annual incentive payments into Aon common stock or accounts that mirror several different investment funds. Participants may defer up to 75% of salary and up to 100% of the cash portion of their annual bonus until the date(s) they have specified in accordance with the deferred compensation program's distribution provisions. Aon does not fund the program, and participants have an unsecured contractual commitment by Aon to pay the amounts due under the program. When such payments are due, the distributions will be made from Aon's general assets. Information regarding Mr. Ravin's program benefits is set forth in the table captioned Nonqualified Deferred Compensation Table in Fiscal 2006.

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  Three individual deferred compensation arrangements with Mr. Ravin, dated December 31, 1980, December 29, 1981 and January 8, 1983, providing for the deferral of certain bonus compensation earned by Mr. Ravin. The 1980 agreement may, from time to time, provide for the crediting of above-market rate interest, as described in the section entitled "Ravin Contractual Arrangement" below the table captioned Nonqualified Deferred Compensation Table in Fiscal 2006.

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  A tax-qualified, defined benefit pension plan and a supplemental pension program for U.S. employees hired on or before December 31, 2003. The present value of accumulated benefits under the plans as of December 31, 2006 for Messrs. Ravin and Hom and Ms. Ahl (but not for Mr. Wendt as he was hired in 2006 and is not eligible for participation in the plans), is set forth in the table captioned Pension Benefits in Fiscal 2006.

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  A pension scheme in the United Kingdom in which Mr. Robinson is eligible for benefits. The present value of Mr. Robinson's accumulated benefits under that plan as of December 31, 2006 is set forth in the table captioned Pension Benefits in Fiscal 2006.

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  A tax-qualified 401(k) plan (the "Aon Savings Plan") for Aon's U.S. employees. The vast majority of Aon's U.S. employees is eligible to participate in the plan and may contribute portions of their salary and bonus to the plan in accordance with the guidelines set forth in the U.S. Internal Revenue Code. Our named executive officers' contributions to the plan, and Aon's contributions to the plan on behalf of the executives, are reflected in the table captioned Summary Compensation Table for Fiscal 2006 under the column labeled "All Other Compensation."

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  A non-qualified, deferred compensation plan that provides eligible U.S. employees, including Mr. Wendt, with the opportunity to receive contributions that could not be credited under the Savings Plan because of tax limitations and the specific provisions of such plan. Information about Mr. Wendt's benefits under this Supplemental Savings Plan is set forth in the table captioned Nonqualified Deferred Compensation Table in Fiscal 2006.

        Going Forward.    In connection with the distribution, all accrued benefits of our employees under the U.S. qualified and nonqualified pension programs and the U.K. pension scheme, and an appropriate amount of plan assets, will be transferred to us. As of the distribution, we will sponsor the plans and programs for our employees and we will assume the obligation to provide such benefits. In addition, following the distribution we will sponsor a tax-qualified 401(k) plan to which Aon will transfer the account balances of our current employees from the Aon plan. We also anticipate offering a non-qualified, deferred compensation program similar to Aon's supplemental savings plan.

        Stock Ownership Guidelines. Historically.    In the first quarter of 2006, the Governance/Nominating Committee of Aon's Board of Directors adopted stock ownership guidelines applicable to members of Aon's Policy Committee, including Mr. Ravin. The guidelines are designed to increase executives' equity stakes in Aon and to align executives' interests more closely with those of our stockholders. The guidelines generally provide that executive officers, including Mr. Ravin, should attain an investment position in Aon common stock equal to two times annual base salary. These investment levels should be achieved within five years.

        Going Forward.    We anticipate adopting stock ownership guidelines following the distribution; however, guidelines have not yet been established.

  Policies Underlying Aon's 2006 Compensation Program for Our Executive Officers.

        Use of Benchmarking. Historically.    During 2006 Aon sought to set executive compensation at levels that were appropriate and competitive, for professional services companies both within Aon's market sector and the general-industry marketplace, in major metropolitan areas. For this purpose, Aon reviewed the levels of executive officer compensation from global pay surveys provided by Hewitt Associates, Inc. Comparisons of an individual executive's compensation were also made to selected peer companies (the "Compensation Comparison Group") where job descriptions were sufficiently similar to the executive's. Each executive's Compensation Comparison Group was generally comprised of companies that are included in the "Peer Group Index" used for the Stock Performance Graph (included in Aon's annual report to stockholders for 2006) as well as additional companies, either in Aon's industry or outside, that are generally similar to Aon in size and with whom Aon believed it competes for executive talent and financial capital.

        For 2006, Mr. Ravin's peer group was comprised of the following companies: A.G. Edwards & Sons, Inc.; American Express Company; American International Group, Inc.; Capital One Financial Corporation; The Charles Schwab Corporation; The Chubb Corporation; CNA Financial Corporation; Countrywide Financial Corporation; The Hartford Financial Services Group, Inc.; Lincoln National Corporation; Mellon Financial Corporation; Metropolitan Life Insurance Company; Nationwide Insurance Companies; The Principal Financial Group; Prudential Financial, Inc.; SAFECO Corporation; and U.S. Bancorp.

        Going Forward.    We anticipate that following the distribution the WCS Compensation Committee will seek to set executive compensation at levels that are appropriate and competitive, for companies both within our market sector and the general-industry marketplace. Prior to the distribution the WCS Compensation Committee will determine the peer group to be used to gauge our compensation levels relative to that of the market and our competitors.

        Determination of Total Compensation. Historically.    In 2006, Aon deemed market data to be helpful in determining the competitive level of certain elements of its executive compensation program; however, Aon did not generally have a target for the "total compensation" that would be delivered to each executive officer, including Mr. Ravin, from year to year, target a certain percentile with regard to the benchmark, or use a specific formula to set pay either in relation to market data or otherwise. For 2006, Aon generally targeted a competitive level of total compensation value and mix of elements, as described herein. This was not a mechanical process. Rather, the Aon Compensation Committee used its judgment and business experience. Overall, the Aon Compensation Committee's intent was to manage the various elements of total compensation together so that the focus was on variable compensation, such as short-term and long-term incentives that fluctuate based on the performance of Aon, and not on base salary, benefits and perquisites.

        For Mr. Ravin and other Aon executive officers, the actual value of 2006 total compensation varied above the targeted competitive range based on overall Aon, business unit and individual performance. Mr. Ravin's total compensation reflected WCS's solid financial performance for 2006, Mr. Ravin's continued active role in WCS and Aon, the successful transition of his responsibilities as Chief Executive Officer to Mr. Wendt, and his unique position in our industry.

        Going Forward.    We anticipate that the WCS Compensation Committee will establish its philosophy and practice regarding the determination of an executive's total compensation prior to the distribution.

        Use of Tally Sheets and Other Analytical Tools. Historically.    In 2006 the Aon Compensation Committee evaluated the performance, and reviewed the compensation, of all executive officers, including Mr. Ravin. In connection with each of these reviews, the directors reviewed compensation tally sheets detailing all aspects of total compensation. The tally sheets affixed dollar amounts to all components of the executives' 2006 compensation, including base salary and bonus, deferred compensation, outstanding equity awards, benefits (including supplemental pension benefits), perquisites and potential change-in-control severance payments.

        The tally sheets were provided to Committee members to ensure the members were aware of all compensation elements and the value of such elements. The Aon Compensation Committee reviewed these various elements for each of the executive officers, including Mr. Ravin. They noted nothing unusual in these analyses that would cause them to vary awards from those recommended.

        The tally sheets for the executive officers were updated prior to the Aon Compensation Committee's review of executive officer compensation in early 2007, which review included both Mr. Ravin and Mr. Wendt.

        Going Forward.    Prior to the distribution, we anticipate that the WCS Compensation Committee will establish a policy regarding our use of tally sheets and other analytical tools.

        Involvement of Executives in the Compensation Process. Historically.    During 2006, the Aon Compensation Committee approved each element of an executive officer's compensation; however, Aon's Chief Executive Officer recommended to the Aon Compensation Committee the total compensation levels and the base salary adjustment, target cash bonus and target equity award for the executive officers that report directly to him, including Mr. Ravin, because he had substantially greater knowledge of the contributions made by those executive officers to Aon. The Aon Compensation Committee had the discretion to modify any such recommended compensation adjustment, bonus or equity award. With regard to Mr. Ravin, the Aon Compensation Committee did not exercise discretion to modify the recommendations.

        Going Forward.    Prior to the distribution, we anticipate that the WCS Compensation Committee will delineate the role of our Chief Executive Officer and other executive officers in our compensation process.

  Additional Compensation Analysis.

        Selection of Performance Measures. Historically.    The performance goals chosen for Aon's annual bonus typically differed from the goals selected for Aon's long-term incentive programs and were selected to focus the executives' efforts on incremental growth targets for Aon while maintaining Aon's long-term growth objectives. For 2006, annual bonuses were tied to Aon's achievement of planned pre-tax income from continuing operations. For certain executives, including Messrs. Ravin and Wendt, their 2006 annual bonuses were also tied to the achievement of planned pre-tax profit growth and revenue growth targets by CICA. The 2006 LPP awards are tied to Aon's achievement of the specified cumulative earnings per share target for the 2006-2008 performance period. The Aon Compensation Committee believed that this focus on both pre-tax income and earnings per share appropriately balances executive perspective.

        With regard to Aon's performance target under the annual bonus plan, the Aon Compensation Committee set the pre-tax income target at a level that was substantially in excess of Aon's 2005 actual pre-tax income after adjustments. Similarly, the performance targets established for CICA as it applied to the bonuses of Messrs. Ravin and Wendt were set at levels in excess of CICA's 2005 actual results. The Aon Compensation Committee believed that the 2006 targets were reasonable "stretch" goals. Eligibility for bonuses was dependent upon the achievement of at least 85% of Aon's specified target, subject to appropriate adjustments. The Aon Compensation Committee set the minimum threshold at 85% because it believed performance below that level should not result in incentive compensation awards.

        The 2006 annual bonuses of our other named executive officers were determined by Mr. Ravin and he considered the achievement of certain predetermined performance goals in his decision. The corporate and individual metrics applicable to Mr. Hom's bonus, each of which was achieved or exceeded, were: (1) GAAP profits from underwriting operations; (2) operational excellence and expense reduction in North America; (3) investment income; (4) improvements in rating agency relationships and ratings; (5) successful establishment of China Representative office; and (6) individual performance on a variety of matters, including Sarbanes-Oxley compliance, budgeting and expense management reporting, and recruitment of senior-level financial staff. The corporate and individual metrics applicable to Ms. Ahl's 2006 bonus were: (1) GAAP profits from WCS underwriting operations; (2) achievement of Medicare and life insurance new sales; (3) GAAP profits from Sterling Life Insurance Company; (4) improve new sales loss ratio; and (5) expense reduction. Ms. Ahl achieved or exceeded each metric other than expense reduction. The corporate and individual metrics applicable to Mr. Robinson's 2006 bonus were: (1) net increase on All-Form Premiums in Europe and the Pacific; (2) GAAP profits in European and Pacific underwriting business; and (3) persistency of European business. Mr. Robinson achieved the last two targets.

        With regard to the equity-based performance award granted to Mr. Ravin on November 10, 2005 to appropriately incentivize Mr. Ravin, the Aon Compensation Committee selected the performance measures of revenue and pre-tax profit. The targets were set at levels that were consistent with historic growth measures.

        Tax Matters. Historically.    Section 162(m) of the U.S. Internal Revenue Code provides that a public corporation may take a deduction for compensation in excess of $1 million for its chief executive officer or any of its four other highest paid executive officers only if certain specific and detailed criteria are satisfied. Other sections of the Code could result in adverse tax consequences to Aon and/or the executive related to certain change-in-control payments or the receipt of deferred compensation. Among other factors, Aon considers the company deductibility of compensation paid to the named executive officers.

        Aon recognizes that the deductibility of some types of compensation payments can depend upon the timing of an executive's vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond our control also can affect deductibility of compensation. Also, in some circumstances, factors other than tax deductibility are more important in determining the forms and levels of executive compensation most appropriate and in the best interests of Aon and its stockholders. For these and other reasons, Aon has determined that it will make a reasonable effort to administer its compensation program in a tax-effective manner; however, Aon has from time to time approved elements of compensation for certain executive officers that are not fully deductible or result in adverse tax consequences to the executive and Aon reserves the right to do so in the future, when appropriate. The compensation paid to our named executive officers was fully deductible.

        Going Forward.    We intend to make a reasonable effort to administer our compensation program in a tax-effective manner; however, the WCS Compensation Committee may choose to approve elements of compensation for certain executive officers that are not fully deductible or result in adverse tax consequences to the executive, when appropriate.

        Accounting Matters. Historically.    The Compensation Committee evaluates the effect of changes to accounting practices on an ongoing basis and makes appropriate adjustments to Aon's compensation philosophy where appropriate.

        Going Forward.    Following the distribution, we intend to evaluate the effect of changes to accounting practice on an ongoing basis and to make appropriate adjustments.

        Compensation Consultant. Historically.    The Aon Compensation Committee retained Frederic W. Cook & Co., Inc. as independent outside compensation consultant to provide expertise on various matters coming before the Aon Compensation Committee. The consultant is engaged by, and reports directly to, the Aon Compensation Committee. The consultant neither advises Aon's management nor receives other compensation from Aon. A representative of Frederic W. Cook & Co., Inc. typically participates in all meetings of the Aon Compensation Committee during which material executive compensation matters are discussed. With the Aon Compensation Committee's support, management periodically retains Hewitt & Associates to provide pay survey data.

        Going Forward.    Prior to the distribution, we anticipate that the WCS Compensation Committee will retain an independent outside compensation consultant to provide expertise on various matters coming before it. We expect that the consultant will be engaged by, and report directly and exclusively to, the WCS Compensation Committee.

        Summary.    Aon believes that its compensation program was administered in 2006 in a manner consistent with its objectives. Following the distribution, we anticipate that our compensation program will likewise be administered in accordance with its objectives.

Historical Compensation of Executive Officers.

        The executive compensation disclosure contained in this section reflects compensation information for the year ended December 31, 2006. For a discussion of material changes to executive compensation that occurred in the year 2007, refer to the section entitled "Changes in 2007 to Employment and Severance Agreements through November 1, 2007."

        The following table contains compensation information for our Chief Executive Officer and Chief Financial Officer during 2006 and the three other executive officers who were our most highly compensated executive officers for the year ended December 31, 2006. We refer to these individuals as our "named executive officers." The information included in this table reflects compensation earned by our named executive officers for services rendered to us. All references in the following tables to stock options, restricted stock units and performance share units, relate to awards of stock options, restricted stock units and performance share units granted by Aon in regard to Aon common stock. The amounts and forms of compensation reported below do not necessarily reflect the compensation these persons will receive following the distribution date, which could be higher or lower, because historical compensation was determined by Aon and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by the WCS Compensation Committee.

Summary Compensation Table for Fiscal 2006

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Richard M. Ravin (Chief Executive Officer through July 31, 2007)(8)	2006	800,000	-0-	1,563,516	412,073	1,000,000	659,258	11,514	4,446,361
James Hom (Chief Financial Officer through June 21, 2007)(9)	2006	311,250	-0-	135,691	30,761	180,000	33,625	10,000	701,327
Douglas R. Wendt (President and Chief Operating Officer through July 31, 2007; Chief Executive Officer as of July 31, 2007)(8)	2006	330,256	425,000	498,167	53,687	161,000	-0-	9,908	1,478,018
Debbie J. Ahl (President, Sterling Life Insurance Company)	2006	240,875	-0-	156,879	35,518	200,000	23,164	12,104	668,540
Clive Robinson (President, International)	2006	455,652	-0-	192,462	53,021	291,427	678,788	127,337	1,798,687

(1)
The amount set forth with respect to Mr. Robinson in the "Salary" column was paid to him in British pounds sterling. For purposes of this table, the amount has been converted from British pounds sterling to U.S. dollars based on a December 29, 2006 currency exchange rate of £1 British pound = $1.958898 U.S. dollars.

(2)
Except for Mr. Wendt, the named executive officers did not receive any payments for the fiscal year ended December 31, 2006 that would be characterized as "bonus" payments under the rules of the SEC. In 2006, Mr. Wendt received a signing bonus of $250,000 pursuant to the terms of his offer letter with Aon dated as of January 6, 2006. In addition, $175,000 of Mr. Wendt's incentive bonus was guaranteed to him pursuant to his offer letter and, accordingly, is reported in this column. Other cash amounts earned in 2006 as short-term incentive compensation are shown under column (g) "Non-Equity Incentive Plan Compensation."

(3)
The amounts shown in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 of restricted stock unit awards, performance share unit awards and individual performance share unit awards granted to the named executive officers pursuant to the Aon Stock Plan, and its sub-plans, the ISP and the LPP, in accordance with FAS 123(R), disregarding adjustments for forfeiture assumptions, and do not reflect amounts actually paid to, or realized by, the named executive officers in 2006 or prior years. These amounts include allocations from awards granted during 2006, as well as awards granted prior to 2006.

Assumptions used in the calculation of these amounts are set forth in footnote 10 to WCS's audited combined financial statements for the year ended December 31, 2006 included elsewhere in this information statement. The amounts shown in column (e) reflect WCS's accounting expense for these awards under FAS 123(R), and do not correspond to the actual value that will be recognized by the named executive officers. For further information on the stock awards granted in 2006, see the table captioned Grants of Plan-Based Awards in Fiscal Year 2006 below.

(4)
The amounts shown in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 of options pursuant to the Aon Stock Plan and its sub-plan, the LPP, in accordance with FAS 123(R), disregarding adjustments for forfeiture assumptions, and do not reflect amounts paid to, or realized by, the named executive officers in 2006 or prior years. These amounts include allocations from options granted during 2006, as well as options granted prior to 2006.

Assumptions used in the calculation of these amounts are set forth in footnote 10 to WCS's audited combined financial statements for the year ended December 31, 2006 included elsewhere in this information statement. The amounts shown in column (f) reflect WCS's accounting expense for these options under FAS 123(R), and do not correspond to the actual value that will be recognized by the named executive officers. For further information on the stock options granted in 2006, see the table captioned Grants of Plan-Based Awards in Fiscal Year 2006 below.

(5)
On February 15, 2007, the Aon Compensation Committee approved an award to Mr. Ravin of $1,250,000 based on the achievement of certain performance measures. On March 15, 2007, the following awards were granted based on the achievement of certain performance measures by the named executive officers during 2006: Mr. Hom, $225,000; Mr. Wendt, $420,000; Ms. Ahl, $250,000; and Mr. Robinson, $364,284 (based on an award made to Mr. Robinson in British pounds sterling of £188,032 which for purposes of this table has been converted from British pounds sterling to U.S. dollars based on a March 15, 2007 currency exchange rate of £1 British pound = $1.937350 U.S. dollars).

Of these amounts, eighty percent (80%) of the award is paid in cash in accordance with the ISP, which is discussed in further detail under the section entitled "Equity Compensation—Equity Awards Granted to Our Named Executive Officers in 2007" in the section entitled "Compensation Discussion and Analysis." The amounts shown in column (g) reflect the cash portion of the awards paid to the named executive officers, except that (1) $175,000 of the cash portion of Mr. Wendt's award was guaranteed to him purusant to his offer letter and is therefore set forth in column (d) "Bonus," and (2) Mr. Robinson's award was paid in British pounds sterling and has been converted to U.S. dollars for purposes of this table based on the March 15, 2007 currency exchange rate as mentioned in this footnote above.

In accordance with the ISP, twenty percent (20%) of the award is paid in the form of restricted stock units. In addition, pursuant to the ISP, Aon provides an enhancement award of an additional ten percent (10%) of the award in the form of restricted stock units. As a result, the named executive officers received in March 2007 the following number of restricted stock units pursuant to the terms of the ISP: Mr. Ravin, 9,684; Mr. Hom, 1,820; Mr. Wendt, 3,397; Ms. Ahl, 2,022; and Mr. Robinson, 2,946. To the extent these individuals are again designated as our named executive officers, all of these restricted stock units will be shown in our Grants of Plan-Based Awards Table and our Outstanding Equity Awards at Fiscal Year-End Table in future executive compensation disclosures including information for the fiscal year ending December 31, 2007. For further information on these awards, see the table captioned Grants of Plan-Based Awards in Fiscal Year 2006 below.

(6)
Except for Mr. Ravin, the amounts in column (h) reflect an estimate of the actuarial increase in the present value of the named executive officer's benefits under all defined benefit pension plans established by Aon determined using interest rates and mortality rate assumptions consistent with those used in the financial statements of Aon and of WCS and includes amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested. For Mr. Ravin, the amount in column (h) includes $654,417, an estimate of his change in pension value as determined using the methodology set forth in the preceding sentence, and $4,841, the dollar value of interest earned by Mr. Ravin pursuant to a deferred compensation agreement dated as of December 31, 1980 that is in excess of 120% of the long-term applicable federal rate as determined under the rules of the SEC. See the footnotes to the table captioned Pension Benefits in Fiscal 2006 for more information on the assumptions used to calculate the change in pension value estimates and see the section entitled "Ravin Contractual Arrangement" below the table captioned Nonqualified Deferred Compensation Table in Fiscal 2006 for more information on the deferred compensation agreement pursuant to which Mr. Ravin received the interest. Except as described for Mr. Ravin, no amount is reported in column (h) for above market earnings on compensation that is deferred outside of tax qualified plans. The information provided in this column for Mr. Robinson has been converted from British pounds sterling to U.S. dollars based on a December 29, 2006 currency exchange rate of £1 British pound = $1.958898 U.S. dollars.

(7)
The amounts shown in column (i) consist of the following components:

Name	Company Contributions ($)(a)	Other Compensation ($)(b)	Dividend Equivalents ($)(c)	Perquisites ($)(d)	Total ($)
Richard M. Ravin	6,600	817	4,097	-0-	11,514
James Hom	6,600	-0-	-0-	3,400	10,000
Douglas R. Wendt	9,908	-0-	-0-	-0-	9,908
Debbie J. Ahl	6,600	-0-	5,504	-0-	12,104
Clive Robinson	-0-	97,759	4,210	25,368	127,337
  (a)
  The amounts shown in the column labeled "Company Contributions" represent: (i) for each of Messrs. Ravin and Hom and Ms. Ahl a contribution by Aon of $6,600 to the Aon Savings Plan, a defined contribution plan; and (ii) for Mr. Wendt a contribution by Aon of $6,600 to the Aon Retirement Account, a sub-account of the Aon Savings Plan, a defined contribution plan, and a contribution by Aon of $3,308 to the Aon Supplemental Savings Plan, a non-qualified defined contribution plan. Aon's contribution to Mr. Wendt's account under the Aon Supplemental Savings Plan was made in February 2007 with respect to the 2006 plan year. See the section entitled "Employee Benefit Plans and Programs" in "Compensation Discussion and Analysis" for additional information. In addition, a discussion of the benefits provided to certain of the named executive officers pursuant to Aon's defined benefit plans is set forth below under the sections entitled "Pension Benefits in Fiscal 2006—Pension Benefits for U.S. Employees" and "Pension Benefits in Fiscal 2006—Pension Benefits for United Kingdom Employees."

  (b)
  The amounts shown in the column labeled "Other Compensation" represent: (i) $817 of renewal payments paid to Mr. Ravin with respect to insurance policies which were sold by him or his management team in prior years and that still remain in force; and (ii) cash payments aggregating $97,759 paid to Mr. Robinson as a salary supplement in lieu of further contributions to his pension plan that have been converted from British pounds sterling to U.S. dollars for purposes of this table based on a December 29, 2006 currency exchange rate of £1 British pound = $1.958898 U.S. dollars. For further information on these payments to Mr. Robinson, see the section below entitled "Pension Benefits in Fiscal 2006—Pension Benefits for United Kingdom Employees."

  (c)
  The amounts shown in the "Dividend Equivalents" column represent: (i) cash dividend equivalents paid on certain unvested restricted stock units granted under the ISP in the following amounts: Mr. Ravin, $4,097; Ms. Ahl, $704; and Mr. Robinson, $610; and (ii) cash dividend equivalents paid on other unvested restricted stock units granted under the Special Stock Program, a sub-plan of the Aon Stock Plan, which we refer to as the SSP, in the following amounts: Ms. Ahl, $4,800; and Mr. Robinson, $3,600.

  (d)
  The amounts shown in the "Perquisites" column represent: (i) automobile allowances provided to certain of the named executive officers by Aon, and (ii) payment of country club membership dues on behalf of Mr. Robinson. Mr. Robinson's automobile allowance of $23,507 and club membership dues of $1,861 have been converted from British pounds sterling to U.S. dollars based on a December 29, 2006 currency exchange rate of £1 British pound = $1.958898 U.S. dollars.

(8)
Mr. Wendt's employment as our Executive Vice President began as of January 23, 2006 and he became our President and Chief Operating Officer as of September 24, 2006. As of July 31, 2007, Mr. Wendt replaced Mr. Ravin as our Chief Executive Officer. Mr. Ravin remains Chairman of WCS's Board of Directors, but is not expected to continue in this role following the distribution date. See the section entitled "Changes in 2007 to Employment and Severance Agreements through November 1, 2007" for more information regarding this transition.

(9)
As of June 18, 2007, James P. Zils joined WCS and he replaced Mr. Hom as our Chief Financial Officer on June 21, 2007. Mr. Hom continued his employment with us in a non-executive officer position through November 1, 2007. See the section entitled "Changes in 2007 to Employment and Severance Agreements through November 1, 2007" for more information regarding this transition.

Grants of Plan-Based Awards in Fiscal Year 2006

        The following table provides information on non-equity incentive plan awards, stock options, restricted stock unit awards and performance share unit awards granted in 2006 by Aon to each of the named executive officers.

					Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date		Action Date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)		Target (#)		Maximum (#)		All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Closing Market Price on Grant Date ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
(a)	(b)				(c)	(d)	(e)	(f)		(g)		(h)		(i)		(j)	(k)		(l)
Richard M. Ravin					-0-	800,000	1,600,000
	3/16/06													9,104	(4)				375,039
	3/16/06													33,500	(5)				1,292,531
	1/1/06	(6)	11/17/05	(6)				$1,500,000	(6)		(6)	$3,500,000	(6)						1,750,000
James Hom					-0-	157,500	315,000
	3/16/06							-0-	(7)	4,552	(7)	6,828	(7)						191,956
	3/16/06													1,093	(4)				45,026
	3/16/06															4,552	41.195	41.00	53,968
Douglas R. Wendt					-0-	87,500	175,000
	3/16/06							-0-	(7)	18,206	(7)	27,309	(7)						767,743
	3/16/06													50,000	(8)				1,930,889
	3/16/06															18,206	41.195	41.00	215,849
Debbie J. Ahl					-0-	121,500	250,000
	3/16/06							-0-	(7)	7,282	(7)	10,923	(7)						307,080
	3/16/06													1,566	(4)				64,511
	3/16/06															7,282	41.195	41.00	86,335
Clive Robinson					-0-	230,210	460,419
	3/16/06							-0-	(7)	9,103	(7)	13,655	(7)						383,872
	3/16/06															9,103	41.195	41.00	107,924
	5/18/06													2,034	(4)				72,675

(1)
The amount shown in column (d) reflects the target payment levels for our named executive officers which were calculated as follows: Mr. Ravin, 100% of his base salary of $800,000; Mr. Hom, 50% of his base salary of $315,000; Ms. Ahl, 50% of her base salary of $243,000; and Mr. Robinson, 50% of his base salary of $460,419.

The amounts shown in column (e) reflect the maximum payment level for the named executive officers, which was calculated as follows: Mr. Ravin, 200% of his base salary of $800,000; Mr. Hom, 100% of his base salary of $315,000; Ms. Ahl, 103% of her base salary of $243,000; and Mr. Robinson, 100% of his base salary of $460,419.

With respect to Mr. Wendt, the amounts shown in columns (d) and (e) are the target and maximum payment levels in excess of his $175,000 guaranteed bonus. The target and maximum payment levels for his total annual award (including the guaranteed amount) were 75% and 100%, respectively, of his base salary of $350,000.

The amounts shown in both columns (d) and (e) for Mr. Robinson and his base salary of $460,419 mentioned in this note above have been converted from British pounds sterling to U.S. dollars based on a December 29, 2006 currency exchange rate of £1 British pound = $1.958898 U.S. dollars.

The actual amount of the awards made to the named executive officers and paid in cash is set forth in column (g) "Non-Equity Incentive Plan Compensation" of the Summary Compensation Table for Fiscal 2006. The amount of the awards paid in restricted stock units is set forth in footnote 5 to column (g) "Non-Equity Incentive Plan Compensation" of the Summary Compensation Table for Fiscal 2006. The amount guaranteed to Mr. Wendt is included in column (d) "Bonus" of the Summary Compensation Table for Fiscal 2006.

(2)
The exercise price shown in this column for option awards is determined by averaging the high and low selling prices of a share of Aon common stock as reported on the NYSE, on the grant date of the option award. We have included an additional column showing the closing price of a share of Aon common stock as reported on the NYSE on the grant date of the option awards.

(3)
This column shows the grant date fair value of the various awards. The grant date fair value generally reflects the amount WCS would expense in its financial statements over the award's vesting schedule, and does not correspond to the actual value that may be recognized by the named executive officers.

(4)
This amount represents a portion of the named executive officer's bonus earned in 2005 and paid in 2006. In accordance with the terms of the ISP, twenty percent (20%) of the bonus amount was paid in the form of restricted stock units. In addition, pursuant to the ISP, Aon provided an enhancement award of an additional ten percent (10%) of the bonus amount in the form of restricted stock units. Cash dividend equivalents are paid quarterly on unvested restricted stock units granted pursuant to each of the ISP and the SSP, but not on contractual grants, performance share units or other grants pursuant to the Aon Stock Plan. Voting rights do not attach to any unvested restricted stock units or performance share units.

(5)
This amount represents the grant of 33,500 shares of restricted stock units pursuant to the terms of Mr. Ravin's employment agreement, which is further described below under the section entitled "Mr. Ravin as of December 31, 2006" in "Employment Agreements and Other Compensation Arrangements."

(6)
This performance based award was granted to Mr. Ravin pursuant to the terms of a letter agreement he executed with Aon dated November 10, 2005 and was approved by the Aon Compensation Committee on November 17, 2005. The grant date of the award for accounting purposes is January 1, 2006. The award will be calculated after the completion of a three-year performance period by determining the extent to which WCS's actual results meet five different performance criteria in each of the following three time periods: (a) fiscal years 2006 through 2008, cumulatively, (b) fiscal years 2007 and 2008, cumulatively, and (c) fiscal year 2008. The amounts in the table above represent the threshold and maximum amounts for this performance award; however, the award has no set target level as the performance award received by Mr. Ravin will depend on which of the five performance criteria are met in each of the three time periods mentioned in the preceding sentence. The performance award is denominated using a dollar value. To the extent the relevant performance criteria are achieved, the performance award will be paid in a number of shares of Aon common stock calculated at the time of such determination. As the potential payments are dependent on WCS's achievement of certain performance criteria in the future, they are completely at risk. For additional information regarding the terms of Mr. Ravin's performance award, see the section entitled "Equity Compensation—Determination of 2006 Equity Awards" in "Compensation Discussion and Analysis."

(7)
These amounts represent the threshold, target and maximum payouts of performance share units granted to certain of the named executive officers pursuant to Aon's LPP that will be earned and settled in shares of Aon common stock if certain performance criteria are achieved. As the potential payments are dependent on the achievement of certain performance criteria, they are completely at risk. For more information regarding the terms of these performance share units, see the section entitled "Equity Compensation—Determination of 2006 Equity Awards" in the Compensation Discussion and Analysis.

(8)
This amount represents a grant of 50,000 shares of restricted stock units that were granted to Mr. Wendt as a signing bonus pursuant to the terms of his offer letter with Aon dated as of January 6, 2006.

Employment Agreements and Other Compensation Arrangements

  Summary

        As of December 31, 2006, Mr. Ravin was our only named executive officer who had entered into an employment agreement with us or Aon. While Mr. Wendt had executed an offer letter with respect to his employment with us dated as of January 6, 2006, it was not until 2007 that he entered into an employment agreement with us. In addition, as of December 31, 2006, Mr. Ravin was our only named executive officer who had entered into a severance agreement with us or Aon and Mr. Hom and Mr. Wendt were our only named executive officers who were eligible to receive benefits under the Tier 2 Plan. However, after December 31, 2006, the date of our executive compensation tables in this information statement, the employment and severance agreements and arrangements pursuant to which certain of our named executive officers are employed or would receive severance benefits have changed, due to certain management changes in 2007, including the transition of the Chief Executive Officer and Chief Financial Officer positions. Further information on the scope of these changes is described in the section entitled "Changes in 2007 to Employment and Severance Agreements through November 1, 2007." The narrative in this section below only covers the agreements and arrangements pursuant to which our named executive officers were employed or would otherwise receive severance benefits as of December 31, 2006.

        Mr. Ravin's employment and severance agreements, Mr. Wendt's offer letter and the Tier 2 Plan, each contain terms that address the payments and benefits the applicable individuals will receive pursuant to various termination scenarios assuming a termination date of December 31, 2006. These payments and benefits are described in the section entitled "Potential Payments on Termination or Change in Control" of this information statement. The information described in the section entitled "Changes in 2007 to Employment and Severance Agreements through November 1, 2007" also contains a description of the payments and benefits provided upon various termination scenarios under the agreements and arrangements to which certain of our named executive officers have become subject in 2007.

  Mr. Ravin as of December 31, 2006

        We entered into an employment agreement dated August 1, 2005 with Richard M. Ravin, who was our Chief Executive Officer from August 1, 2005 through July 31, 2007, that was amended by two letter agreements with Aon each dated November 10, 2005. One letter agreement contained bonus and incentive compensation arrangements and the other letter agreement further defined the events constituting "cause" in the context of a termination of Mr. Ravin's employment.

        Mr. Ravin's employment agreement expires on the later of March 31, 2009 or the date in 2009 in which bonus or incentive compensation is awarded. The employment agreement provides: (1) Mr. Ravin will be employed as our President and Chief Executive Officer and as a senior executive of one or more of our subsidiaries, (2) Mr. Ravin will have a base salary of no less than $800,000, and (3) Mr. Ravin will be eligible for payment of an annual cash bonus pursuant to the terms of the Executive Bonus Plan, with a maximum of $1,440,000 for his calendar year 2005 cash bonus.

        Pursuant to Mr. Ravin's employment agreement, in March 2006 Mr. Ravin received a restricted stock unit award of 33,500 shares of Aon common stock that was subject to the Aon Stock Plan and will vest according to the following schedule if Mr. Ravin remains employed by us through the applicable vesting date: 20% on the each of the first and second anniversaries of the date of grant and 60% on the third anniversary of the date of grant. The agreement also provides that upon termination of Mr. Ravin's employment for any reason, he will receive monthly payments for life as a supplemental pension benefit in an amount equal to (1) 1/12th of 0.5% of the average of his five highest consecutive years of earnings (salary and bonus) out of his last 10 calendar years of earnings, multiplied by (2) his aggregate years of service with us up to a maximum of 20.

        As amended by the November 10, 2005 letter agreements with Aon, Mr. Ravin's employment agreement provided that Mr. Ravin will receive an award in March 2009 of fully vested shares of Aon common stock based on our achievement of certain performance criteria over the 2006-2008 performance period. The number of shares awarded in March 2009 pursuant to the performance award will be determined by dividing the value of the performance award received by Mr. Ravin in March 2009, which has a maximum value possible of $3.5 million, by the average of the high and low selling prices of Aon common stock on the NYSE on the award date.

        We have also entered into deferred compensation agreements with Mr. Ravin that provide for the deferral of certain bonus amounts which became payable to him between December 31, 1980 and December 31, 1983, and the accumulation of interest on such deferred bonus amounts as further described in the narrative under the Nonqualified Deferred Compensation Table in Fiscal 2006.

        Non-competition and non-solicitation covenants apply to Mr. Ravin for a period of two years following the termination of his employment without regard to the reason for such termination. The employment agreement also contains confidentiality provisions and provides for the assignment to us of any inventions created by Mr. Ravin during his employment with us.

  Mr. Wendt as of December 31, 2006

        Mr. Wendt executed an offer letter dated January 6, 2006 with respect to his employment with us that provided he would serve as our Executive Vice President with an annual base salary of $350,000 and that his annual incentive bonus target would be 75% of his base salary.

        Mr. Wendt's offer letter stated that the range of his annual incentive bonus for 2006 would be a minimum of 50% of his base salary and a maximum of 100% of his base salary. Commencing in 2007,

the offer letter provided for an increase in the maximum annual incentive bonus to 125% of his base salary. The offer letter also provided a one-time signing bonus of $250,000, which is to be repaid by Mr. Wendt if he voluntarily terminated his employment, or if we terminated his employment for cause, within one year from the start of his employment. In addition, subject to the approval of the Aon Compensation Committee, Mr. Wendt was awarded 50,000 restricted stock units pursuant to the Aon Stock Plan that vest over 5 years and received a commitment that an LPP award with a value of $2,000,000 would be submitted to the Aon Compensation Committee for its approval in March 2006.

        For additional information regarding the LPP, see the section entitled "Equity Compensation—Determination of 2006 Equity Awards" in "Compensation Discussion and Analysis."

Outstanding Equity Awards at 2006 Fiscal Year-End

        The following table sets forth information regarding exercisable and unexercisable stock options, unvested restricted stock units and unvested performance share units held by each of the named executive officers on December 31, 2006. All such awards relate to Aon common stock.

			Option Awards					Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Numberof Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)			(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Richard M. Ravin	3/20/1997 3/20/1998 3/19/1999 2/11/2000 3/16/2001 4/9/2003 3/18/2004 3/17/2005 3/17/2005 7/14/2005 1/1/2006 3/16/2006 3/16/2006	(2) (3) (3) (4) (5) (4) (4) (6) (7) (8) (9) (10) (11)	30,000 30,000 49,936 75,000 62,479 33,000	33,000 67,000 125,000		43.3333 43.4375 23.9375 34.5550 22.12 27.155 25.51	3/20/2008 3/19/2009 2/11/2010 3/16/2011 4/9/2013 3/18/2014 7/14/2015	9,000 25,000 16,000 33,500 9,104	318,060 883,500 565,440 1,183,890 321,735	99,037	3,500,000
James Hom	5/5/2004 7/14/2005 7/14/2005 3/16/2006 3/16/2006 3/16/2006	(2) (12) (13) (14) (11) (15)		16,000 4,552		25.51 41.195	7/14/2015 3/16/2012	20,000 6,000 1,093	706,800 212,040 38,627	4,552	160,868
Douglas R. Wendt	3/16/2006 3/16/2006 3/16/2006	(14) (16) (15)		18,206		41.195	3/16/2012	50,000	1,767,000	18,206	643,400
Debbie J. Ahl	3/20/2003 3/20/2003 7/14/2005 7/14/2005 3/16/2006 3/16/2006 3/16/2006	(4) (2) (12) (13) (14) (11) (15)		4,950 8,000 7,282		19.70 25.51 41.195	3/20/2013 7/14/2015 3/16/2012	8,000 8,000 1,566	282,720 282,720 55,342	7,282	257,346
Clive Robinson	3/20/1997 3/20/1998 3/19/1999 2/11/2000 3/20/2003 3/20/2003 3/20/2003 7/14/2005 7/14/2005 3/16/2006 3/16/2006 5/18/2006	(3) (3) (2) (4) (4) (17) (2) (12) (13) (14) (15) (11)	2,250 3,000 15,500 15,152 2,386	7,462 16,000 9,103		28.9167 43.3333 23.9375 19.70 19.70 25.51 41.195	3/20/2007 3/20/2008 2/11/2010 3/20/2013 3/20/2013 7/14/2015 3/16/2012	1,500 12,000 6,000 2,034	53,010 424,080 212,040 71,882	9,103	321,700

(1)
The exercise price is determined by averaging the high and low selling prices of a share of Aon common stock as reported on the NYSE on the grant date.

(2)
Represents restricted stock units that vest 20% on the second anniversary of the grant date, 10% on each of the third through the ninth anniversaries of the grant date and 20% on the tenth anniversary of the grant date.

(3)
Represents options that vest 30% on the third anniversary of the grant date, 20% on each of the fourth and fifth anniversaries of the grant date and 30% on the sixth anniversary of the grant date.

(4)
Represents options that vest 33% on the second anniversary of the grant date, 34% on the third anniversary of the grant date and 33% on the fourth anniversary of the grant date.

(5)
Represents options that vest approximately 33% on the second anniversary of the grant date, 38% on the third anniversary of the grant date and 29% on the fourth anniversary of the grant date.

(6)
Represents restricted stock units that vest in equal installments on the second through the sixth anniversaries of the grant date.

(7)
Represents restricted stock units that vest 100% on the fourth anniversary of the grant date.

(8)
Represents restricted stock units that vest in equal installments on the second through the fourth anniversaries of the grant date.

(9)
Represents a grant of performance share units having a maximum aggregate value of $3,500,000 that convert into shares of Aon common stock at the conclusion of a three-year performance period ending December 31, 2008 if the Aon Compensation Committee determines we have met certain performance targets. The number of shares received by Mr. Ravin will be determined by dividing the actual value of the performance award achieved in 2009 by the average of the high and low selling prices of Aon common stock on the NYSE as of the award date. For purposes of this table the number of units is calculated using the maximum value of the award and $35.34, the closing price of a share of Aon common stock on the NYSE on December 29, 2006. For additional information regarding the terms of Mr. Ravin's performance award, see the section entitled "Equity Compensation—Determination of 2006 Equity Awards" in "Compensation Discussion and Analysis."

(10)
Represents restricted stock units that vest 20% on each of the second and third anniversaries of the grant date and 60% on the fourth anniversary of the grant date.

(11)
Represents restricted stock units that vest 22% on each of the second and third anniversaries of the grant date and 56% on the fourth anniversary of the grant date.

(12)
Represents options that vest 100% on the fifth anniversary of the grant date.

(13)
Represents restricted stock units that vest 100% on the fifth anniversary of the grant date.

(14)
Represents options that vest in equal installments on the first through the third anniversaries of the grant date.

(15)
Represents a grant of performance share units that convert into shares of Aon common stock on a one-to-one basis at the conclusion of a three-year performance period ending December 31, 2008 if Aon meets a cumulative earnings per share target determined by the Aon Compensation Committee. If the minimum target is not attained, the performance share units will be forfeited. The target number of performance share units is shown in this row.

(16)
Represents restricted stock units that vest in equal installments on the third through the fifth anniversaries of the grant date.

(17)
Represents options that vest 100% on the third anniversary of the grant date.

Option Exercises and Stock Vested in Fiscal 2006

        The following table sets forth (1) the number of shares of Aon common stock acquired during 2006 by our named executive officers upon the exercise of stock options and the vesting of restricted stock unit awards and (2) the value realized upon such exercise or vesting.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(3)(4)	Value Realized on Vesting ($)(5)
(a)	(b)	(c)	(d)	(e)
Richard M. Ravin	12,875	154,509	4,500	184,028
James Hom	-0-	-0-	-0-	-0-
Douglas R. Wendt	-0-	-0-	-0-	-0-
Debbie J. Ahl	5,100	109,803	2,000	81,790
Clive Robinson	-0-	-0-	3,375	138,197

(1)
The amount shown in column (b) reflects the aggregate number of shares of Aon common stock underlying the options that were exercised in 2006.

(2)
Calculated by multiplying (a) the difference between the closing price on the NYSE of Aon common stock on the day of exercise and the exercise price of the options, by (b) the number of shares of Aon common stock acquired upon exercise.

(3)
Represents the vesting of restricted stock units granted under the Aon Stock Plan.

(4)
The amount shown in column (d) reflects the aggregate number of shares of Aon common stock underlying the restricted stock unit awards that vested in 2006. Of the amount shown, the following shares were not issued to the named executive officer as they were withheld to pay taxes due in connection with the vesting: Mr. Ravin, 1,326 shares withheld; Ms. Ahl, 529 shares withheld; and Mr. Robinson, 1,384 shares withheld.

(5)
Calculated by multiplying (a) the average of the high and low prices of a share of Aon common stock on the NYSE on the date of vesting by (b) the number of shares of Aon common stock acquired upon vesting.

Pension Benefits in Fiscal 2006

        The following table sets forth certain information with respect to our named executive officers regarding their benefits under Aon's defined benefit plans, as well as supplemental contractual arrangements. The terms of each such plan and arrangement are described below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Richard M. Ravin	Aon Pension Plan	35	997,238	-0-
	Aon Excess Benefit Plan	35	3,507,079	-0-
	Special Contractual Pension(2)	20	1,392,851	-0-
James Hom	Aon Pension Plan	3	41,585	-0-
	Aon Excess Benefit Plan(3)	3	43,681	-0-
Douglas R. Wendt	N/A	N/A	N/A	N/A
Debbie J. Ahl	Aon Pension Plan	8	99,352	-0-
	Aon Excess Benefit Plan(3)	8	62,617	-0-
Clive Robinson	The Combined Britons Pension Plan(4)	34	4,608,343	-0-

(1)
Except for the amounts set forth for Mr. Robinson, this column reflects the actuarial present value of benefits accumulated under the respective plans in accordance with the assumptions disclosed in footnote 12 to Aon's audited financial statements for the fiscal year ended December 31, 2006 included in Aon's Annual Report on Form 10-K filed with the SEC on March 1, 2007. With respect to amounts shown in this table for Messrs. Ravin and Hom and Ms. Ahl, the discount rate used to determine the present value is 5.88%, the retirement age is assumed to be the later of age 65 or the current age and GAM83 male and female mortality tables were used. The amounts in this column set forth with respect to Mr. Robinson reflect the actuarial present value of benefits accumulated under the plan in accordance with the assumptions disclosed in footnote 9 to the WCS audited financial statements for the fiscal year ended December 31, 2006 included in this information statement. With respect to amounts shown in this table for Mr. Robinson, the discount rate used to determine the present value is 5.2% and the retirement age is assumed to be age 65 and PXA92 mortality tables projected to calendar year 2010 were used. The present value of the accumulated benefit shown in this table is based on the pension benefit earned from service and compensation through December 31, 2006. The information provided in this column for Mr. Robinson is based on the conversion rate in effect on December 29, 2006 of £1 British pound = $1.9572 U.S. dollars.

(2)
As a result of special contractual pension arrangements, Mr. Ravin is credited with an additional benefit equal to 0.5% multiplied by final average earnings multiplied by years of service to a maximum of 20 such years.

(3)
Benefits attributable to each of Mr. Hom and Ms. Ahl are not yet vested under the Aon Excess Benefit Plan since 10 years of service is required.

(4)
Mr. Robinson opted out of The Combined Britons Pension Plan as of April 5, 2006. See "Pension Benefits for United Kingdom Employees" below for further information.

  Pension Benefits for U.S. Employees

        Prior to January 1, 2007, a participant's final average compensation used for the Aon Pension Plan and the Aon Excess Benefit Plan is the average of his or her base salary and certain eligible bonus payments for the five consecutive calendar plan years during the last ten years of the participant's career for which the average is the highest or, in the case of a participant who has been employed for less than five full years, the period of his or her employment with Aon and its subsidiaries. Due to the number of acquisitions by Aon and resulting pension plan assumptions and mergers, the formula used to determine pension benefits for service prior to January 1, 1998 is complex. The pension formula for service after January 1, 1998, is 1.15% of final average compensation times years of service, plus 0.45% of final average earnings in excess of Social Security Covered Compensation times years of service (maximum of 35 years). Covered Compensation is the average of the Social Security Taxable Wage Base for the 35-year period prior to the participant's normal retirement age.

        The Internal Revenue Code of 1986, as amended, places limits on compensation and pension benefits for qualified defined benefit programs such as the Aon Pension Plan. For example, in 2007, compensation in excess of $225,000 cannot be used to determine pension benefits from the Aon Pension Plan. Because of these limitations Aon, like other companies, has established a non-qualified supplemental defined benefit pension program, known as the Aon Excess Benefit Plan, to restore, or partially restore, pension benefits not otherwise payable to an executive under the qualified plan. Aon's ability to offer participation in the Aon Excess Benefit Plan has helped Aon attract and retain our top talent. For certain key executives, Aon has granted additional service credits to be applied in determining supplemental pension benefits, particularly where a new executive loses similar supplemental pension benefits in connection with his or her previous employer upon joining Aon, where prior service is not recognized under the Aon Pension Plan or the Aon Excess Benefit Plan due to merger and acquisition agreements, or where previously enhanced early retirement benefits were offered but the executive was asked not to participate by Aon. Nonetheless, the Aon Excess Benefit Plan contains limitations on compensation and benefits in order to strike a balance between the retentive effects of the plan and the expense of the plan. In addition, minimum age and service requirements exist (attainment of age 50 and ten years of benefit accrual service) that must be completed before an executive will be entitled to any benefits from the Aon Excess Benefit Plan. Because of its non-qualified tax status, no trust fund exists to formally fund the Aon Excess Benefit Plan and plan benefits are paid on a pay-as-you-go basis from corporate cash flow. As of December 31, 2006, there were 10 active employees of WCS who had met the age and service requirements for the Aon Excess Benefit Plan.

        To limit Aon's expense under the Aon Excess Benefit Plan, Aon's Board of Directors approved an amendment to the plan that provides, for years after 2001, earnings in excess of $500,000 will not be included in the calculation of basic benefits. During 2005, Aon's Board of Directors reexamined this change and determined that, for more highly compensated and longer service executives, the compensation limitation could result in a decreasing total pension benefit over time and had the unintended result of encouraging the executive to depart Aon during his or her high earnings years. As a result, effective January 1, 2006, Aon's Board of Directors approved an alternative pension formula that provides a benefit of 1% of final average compensation (without limitation) times total years of service subject to a maximum annual pension benefit of $500,000, subject to certain exceptions. Upon retirement a participant will receive the greater of the pension from the basic formula (1.15%/0.45%) or the 1% formula.

        Effective January 1, 2007, the compensation used to determine benefits under the Aon Pension Plan and Aon Excess Benefit Plan changed. Beginning January 1, 2007, future pension benefits are earned each calendar year based on the compensation paid in such calendar year. Pension benefits earned prior to 2007 cannot be reduced but pension benefits in the future are earned under this career average pay method rather then the prior final average pay method. The definition of compensation was not changed. The basic pension formula (1.15%/0.45%) and the alternative formula (1%) remain the same but are applied on a future annual career average basis. The plan change has no effect on employees over age 65 as of December 31, 2006 but generally reduces projected pension benefits at normal retirement for those under age 65. Further, no executive can get a larger pension benefit under the revised plan than under the plan prior to the change.

        Estimated pensionable earnings in 2006, estimated years of service at age 65, and the estimated projected total annual pension benefit at age 65 (or current age if later) for the named executive officers covered by the Aon Pension Plan and the Aon Excess Benefit Plan are:

        (a)   for Mr. Ravin, estimated pensionable earnings of $2,050,000 (base salary as of December 31, 2006 of $800,000 and bonus paid in 2006 of $1,250,000), 37 years of service and estimated projected total annual pension benefits of $684,066 (which includes $184,066 of special contractual benefits);

        (b)   for Mr. Hom, estimated pensionable earnings of $465,000 (base salary as of December 31, 2006 of $315,000 plus bonus paid in 2006 of $150,000), 17 years of service and estimated total annual pension benefit of $114,671; and

        (c)   for Ms. Ahl, estimated pensionable earnings of $458,000 (base salary as of December 31, 2006 of $243,000 plus bonus paid in 2006 of $215,000, 26 years of service and estimated total annual pension benefit of $160,130.

        Mr. Wendt does not participate in the Aon Pension Plan or the Aon Excess Benefit Plan because participation under both plans was closed to employees hired after December 31, 2003. Instead, like all employees hired in 2004 or later, Mr. Wendt participates at his election in the Aon Savings Plan, a defined contribution 401(k) plan, and in the Aon Retirement Account, a sub-account under such plan, to which Aon may make a discretionary annual contribution for employees hired on or after December 31, 2003. Mr. Wendt also participates in a non-qualified defined contribution plan, known as the Aon Supplemental Savings Plan, for executives hired after December 31, 2003. The Aon Supplemental Savings Plan provides for a company allocation as a percentage of compensation in excess of the IRS limit ($225,000 in 2007). Compensation is limited to $500,000 for the Aon Supplemental Savings Plan. The percentage allocation varies by length of service but in the first five years of employment the allocation percentage is 3% and increases to 7% after 30 years of service. For Mr. Wendt, the company contribution for 2006 to his Aon Retirement Account under the Aon Savings Plan was $6,600, and the company allocation on his behalf to the Aon Supplemental Savings Plan was $3,308.

  Pension Benefits for United Kingdom Employees

        Mr. Robinson, a United Kingdom employee, participates in The Combined Britons Pension Plan, a United Kingdom defined benefit pension scheme we refer to as the "U.K. Pension Plan." The U.K. Pension Plan is a defined benefit pension plan covering all eligible United Kingdom employees of WCS who had completed at least two years of service and were at least 21 years old. However, from January 1999 the U.K. Pension Plan was closed to new entrants. All eligible members joining after that date were then admitted to the defined contribution section of the Aon U.K. Pension Scheme. As of April 1, 2007, WCS ceased crediting future pension plan benefits relating to salary and service under the U.K. Pension Plan. Effective upon this freezing of participation in the U.K. Pension Plan on April 1, 2007, all employees who were active participants in the plan on that date ceased to accrue any further benefits. Their accrued benefits to that date were frozen and attract increases broadly in line with UK price inflation, up to a cap of 5% p.a. in deferment. However, Mr. Robinson had opted out of active membership before this date due to changes in legislation as noted below. This resulted in Mr. Robinson's unique position with respect to the U.K. Pension Plan, which is described below.

        The benefits eligible to participants under the U.K. Pension Plan have been impacted by new United Kingdom laws that went into effect in April 2006. Among other things, these April 2006 laws introduced a lifetime allowance amount and provided that any benefit in excess of this amount will incur a tax charge for the individual. Under previous legislation, limits were in place which restricted the accrual of benefits above a certain amount. Participants whose total benefits were greater than the lifetime allowance, such as Mr. Robinson, were able to avoid this charge under transitional rules that required plan participants to opt out of pension plan membership as regards future service accrual, referred to as "Enhanced Protection," and thereby protect their accrued benefits that were already above the lifetime allowance. Mr. Robinson registered for Enhanced Protection with the HM Revenue & Customs pursuant to these transition rules and as of April 5, 2006 he stopped accruing benefits under the U.K. Pension Plan.

        While no longer accruing benefits under the U.K. Pension Plan, Mr. Robinson's protected benefits can receive increases in the period before retirement based on a rate higher than price inflation depending on the increases in his basic salary. This complex test is conducted when Mr. Robinson retires. The pension will then be payable on a semimonthly basis, with the option being currently available under United Kingdom legislation for Mr. Robinson to convert broadly 25% of the value of his pension into a lump sum instead. Mr. Robinson's final pensionable salary (which has been calculated at the point he opted out on April 5, 2006) was subject to the rules of the U.K. Pension Plan and was equal to the average of his base salary over the best consecutive 36 calendar months in the previous 10 years prior to leaving. Normal retirement age under the section of the plan of which Mr. Robinson is a member is 60.

        Mr. Robinson's pensionable salary, as of December 31, 2006, and the years of service (through April 5, 2006) are $455,652 and 34 years, respectively. A current estimate of the annual benefit to be provided to Mr. Robinson at age 60 is $481,278. These amounts have been converted from British pounds sterling to U.S. dollars based on a December 29, 2006 currency exchange rate of £1 British pound = $1.958898 U.S. dollars.

        Since April 5, 2006, Mr. Robinson has received a salary supplement that is paid in lieu of contributions to his pension. The supplement is equal to approximately 29.5% of his base salary and was calculated to provide Mr. Robinson with an amount equal to that Aon would have contributed to the U.K. Pension Plan on his behalf if he would have not opted out of the plan. This supplement is a non-pensionable payment and is paid bimonthly to Mr. Robinson in conjunction with his normal salary payments. Upon the termination of Mr. Robinson's employment for any reason, the supplement payments will terminate and Mr. Robinson will have no right to additional or future payments. The amount of the cash salary supplements paid to Mr. Robinson in 2006 is set forth in footnote 7(b) to the Summary Compensation Table for Fiscal 2006.

Nonqualified Deferred Compensation Table in Fiscal 2006

        The following table shows any executive contributions, contributions by Aon, earnings, withdrawals and account balances for the named executive officers with respect to each of the following non-qualified savings plans of Aon:

  •
  the Aon Deferred Compensation Plan, referred to as the "Deferred Compensation Plan,"

  •
  the Aon Supplemental Savings Plan, referred to as the "Supplemental Savings Plan,"

  •
  the Aon Supplemental Employee Stock Ownership Plan, referred to as the "Supplemental ESOP,"

  •
  the Supplemental Aon Retirement Account, referred to as the "Supplemental Profit Sharing Plan," and

  •
  a special contractual arrangement Aon has entered into with Mr. Ravin that provides for the deferral of certain of his compensation earned in 1980, 1981 and 1982, referred to collectively as the "Ravin Contractual Arrangement."

        Mr. Hom did not participate in any of these non-qualified savings plans and Mr. Wendt and Ms. Ahl only participate in the Supplemental Savings Plan. As an employee in the United Kingdom, Mr. Robinson is not eligible to participate in any of these plans. See the section entitled "Employee Benefit Plans and Programs" in "Compensation Discussion and Analysis" and the narratives set forth below the following table for additional information on these plans.

        Amounts shown in parentheses in the table below are negative numbers, representing a loss in account value during 2006.

Name	Name of Plan	Executive Contributions in Last Fiscal Year ($)(1)	Aon Contributions in Last Fiscal Year ($)		Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Richard M. Ravin	Deferred Compensation Plan	-0-	-0-		(150)	-0-	451,259
	Supplemental Savings Plan	-0-	-0-		(3,855)	-0-	243,823
	Supplemental ESOP	-0-	-0-		4	-0-	270,337
	Supplemental Profit Sharing Plan	-0-	-0-		24,611	-0-	157,917
	Ravin Contractual Arrangement	-0-	-0-		23,554 (2)	-0-	424,041
James Hom	Deferred Compensation Plan	-0-	-0-		-0-	-0-	-0-
	Supplemental Savings Plan	-0-	-0-		-0-	-0-	-0-
	Supplemental ESOP	-0-	-0-		-0-	-0-	-0-
	Supplemental Profit Sharing Plan	-0-	-0-		-0-	-0-	-0-
Douglas R. Wendt	Deferred Compensation Plan	-0-	-0-		-0-	-0-	-0-
	Supplemental Savings Plan	-0-	3,308	(3)	-0-	-0-	-0-	(3)
	Supplemental ESOP	-0-	-0-		-0-	-0-	-0-
	Supplemental Profit Sharing Plan	-0-	-0-		-0-	-0-	-0-
Debbie J. Ahl	Deferred Compensation Plan	-0-	-0-		-0-	-0-	-0-
	Supplemental Savings Plan	-0-	-0-		1,205	-0-	46,932
	Supplemental ESOP	-0-	-0-		-0-	-0-	-0-
	Supplemental Profit Sharing Plan	-0-	-0-		-0-	-0-	-0-
Clive Robinson	Deferred Compensation Plan	-0-	-0-		-0-	-0-	-0-
	Supplemental Savings Plan	-0-	-0-		-0-	-0-	-0-
	Supplemental ESOP	-0-	-0-		-0-	-0-	-0-
	Supplemental Profit Sharing Plan	-0-	-0-		-0-	-0-	-0-

(1)
None of the named executive officers made any contributions to any nonqualified deferred compensation plan during 2006.

(2)
$4,841 of this amount is reported as compensation for Mr. Ravin in the table captioned Summary Compensation Table for Fiscal Year 2006 under the column labeled "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

(3)
This amount represents Aon's initial contribution to Mr. Wendt's account under the Supplemental Savings Plan and is also reported in the table captioned Summary Compensation Table for Fiscal Year 2006 under the column labeled "All Other Compensation." As Aon made this contribution in February 2007 with respect to the 2006 plan year, Mr. Wendt did not have a balance in his account under this plan as of December 31, 2006.

  Aon Deferred Compensation Plan ("Deferred Compensation Plan")

        The Deferred Compensation Plan is an unfunded, unsecured deferred compensation program that allows participants to defer:

  •
  Up to 75% of their base salary;

  •
  All or a portion of their annual performance bonus; and

  •
  Up to 75% of other earnings, including hiring, retention or non-performance bonuses.

        Aon does not make any company contributions to the Deferred Compensation Plan. The aggregate balances shown above represent amounts that the named executive officers earned but elected to defer, plus earnings or losses. Deferrals may be allocated among a choice of 14 valuation funds, including a fund that tracks Aon common stock, that are used to determine investment gains or losses credited to the accumulated account balance. Participants can change their investment selections on a going-forward basis by contacting the Plan's administrator.

        When participants elect to defer amounts into the Deferred Compensation Plan, they must also select when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year, whether or not employment has then ended, or after the executive's retirement or termination.

        Participants who elect to have distributions made in a specific year must choose a payout date that is at least three years after the date of the first deferral election, and can elect to receive a single, lump-sum payment or up to five annual installments. Distributions begin as soon as practicable after February 28 of the elected calendar year. Participants who elect to have distributions made at retirement or termination can elect to receive a single, lump-sum payment or up to ten annual installments. Payments commence as soon as practicable after February 28 of the year following termination of employment.

  Supplemental Aon Retirement Account ("Supplemental Profit Sharing Plan")

        The Supplemental Profit Sharing Plan, a subplan of the Supplemental Savings Plan, was established for employees eligible for the Aon Retirement Account of the Aon Savings Plan and whose regular contributions were limited due to Internal Revenue Code compensation limits. Employees are eligible for the Supplemental Profit Sharing Plan if they are eligible to participate in the regular Aon Retirement Account (criteria include hired after January 1, 2004, paid 1,000 or more hours per year and did not accrue a benefit under the Aon Pension Plan) and plan eligible compensation exceeds the Internal Revenue Code qualified plan limit. The Board will determine the allocation to be paid in each particular year.

        Prior to 1989, Mr. Ravin participated in the Combined International Corporation Staff Employees Profit Sharing Plan, the "CIC Profit Sharing Plan," which eventually became the Aon Savings Plan. A Supplemental Profit Sharing Plan was established to provide company allocations similar to those that participants would have received had the Internal Revenue Code limits not restricted contributions in the CIC Profit Sharing Plan. No company allocations were made to the Supplemental Profit Sharing Plan after 1988. Distributions from the Supplemental Profit Sharing Plan are made in cash after actual retirement.

        Aon Supplemental Savings Plan ("Supplemental Savings Plan") and Aon Supplemental Employee Stock Ownership Plan ("Supplemental ESOP")

        In 1989, Aon established tax qualified retirement plans, the Savings Plan and the Aon Employee Stock Ownership Plan, the "ESOP." The ESOP was merged into the Savings Plan in 2002. The Aon Supplemental Savings Plan and Supplemental ESOP were created to provide matching and other company allocations similar to those that participants in the Savings Plan and ESOP would have received had the Internal Revenue Code limits not restricted contributions under the Savings Plan and ESOP. As of January 1, 2004, no further matching allocations or other company allocations were made to the Supplemental Savings Plan or Supplemental ESOP, subject to very limited exceptions for employees of a specific practice group of Aon Consulting. Distributions from the Supplemental ESOP are made in the form of Aon common stock. Distributions from the Supplemental Savings Plan and Supplemental ESOP must begin at the earlier of retirement or age 65.

  Ravin Contractual Arrangement

        We have also entered into deferred compensation agreements with Mr. Ravin that provide for the deferral of certain bonus amounts which became payable to him between December 31, 1980 and December 31, 1983, and the accumulation of interest on such deferred bonus amounts until the first to occur of Mr. Ravin's termination of employment or 30 days after his death, at which time Mr. Ravin is to receive the deferred bonus amounts and any accrued interest in a lump sum. The interest is compounded semi-annually at the annual rate determined as of January 1st and July 1st each year by

(1) averaging a prime interest rate over the last six prior months or 6%, if greater, with respect to bonus amounts deferred from calendar year 1981, and (2) averaging a one year Treasury bill yield for the last six prior months, with respect to bonus amounts deferred from calendar year 1982 and 1983.

Potential Payments on Termination or Change in Control

  Severance Agreements

        Aon has entered into severance agreements, which we refer to as Tier 1 Agreements, with certain of its key executive officers, including Mr. Ravin. We refer to these officers as "Tier 1 Executives." As of December 31, 2006, Mr. Ravin was the only of our named executive officers who was a Tier 1 Executive and was a party to a severance agreement. See the section entitled "Changes in 2007 to Employment and Severance Agreements through November 1, 2007" regarding changes occurring in 2007 to the severance arrangements governing certain of our named executive officers.

        The Tier 1 Agreements are intended to secure the continued service and to ensure the dedication and objectivity of the Tier 1 Executives in the event of an actual or threatened change in control of Aon.

        The Tier 1 Agreement between Aon and each Tier 1 Executive provides that the executive receives the following severance benefits upon qualifying terminations of employment in connection with or within two years following a change in control of Aon: (1) the executive's base salary through the date of termination, a pro rated bonus based upon the executive's average annual cash incentive for the preceding three years and any accrued vacation pay; (2) three times the executive's highest annual base salary in effect during the 12-month period prior to the date of termination; (3) the amount forfeited by the executive under any qualified defined contribution plan as a result of the executive's termination; and (4) the executive's accrued benefits under Aon's nonqualified benefit plans, which shall vest and be payable with three additional years of age and service credit and, in the case of the Supplemental Savings Plan, three additional years of plan contributions. Qualifying terminations consist of termination by Aon other than for cause (as defined in the agreements and set forth below) or by the executive for good reason (as defined in the agreements and set forth below), in each case in connection with or within two years following a change in control.

        As defined in the Tier 1 Agreements:

  •
  "Good reason" means: (1) a material adverse change in authority, powers, functions, duties or responsibilities; (2) a material reduction in salary or bonus opportunity; (3) a failure to maintain material employee benefit or compensation plans; (4) a reassignment of the executive to an office location more than 50 miles from the executive's current location; or (5) a failure by Aon to require a successor to assume Aon's obligations, and

  •
  "Cause" means: (1) a material breach by the executive of the executive's duties and responsibilities which is demonstrably willful and deliberate, which is committed in bad faith or without reasonable belief that the breach is in the best interests of Aon and which is not remedied in a reasonable period of time after receipt of written notice from Aon of such breach; (2) gross misconduct, theft, fraud, breach of trust or any act of dishonesty by the executive which results in material harm to Aon; or (3) the commission by the executive of a felony involving moral turpitude.

        The Tier 1 Agreement between Aon and each Tier 1 Executive also requires that Aon maintain medical, dental and life insurance on behalf of the executive for three years or until the executive becomes eligible for substantially equivalent benefits from another employer. In addition, all stock options and other equity awards will become fully vested and each option will remain exercisable until the expiration of its term. The Tier 1 Agreements for executives not based in the United States were modified to conform to local benefit practices and to comply with local laws.

        A "change in control" for purposes of the Tier 1 Agreements generally consists of any of the following: (1) an acquisition of 30% or more of either the outstanding Aon common stock or the combined voting power of the outstanding Aon securities entitled to vote; (2) a change in the majority of the current Board of Directors of Aon; (3) a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Aon (unless (a) the existing stockholders receive more than 60% of the outstanding common stock and the combined voting power of the surviving company, as the case may be, (b) no person or group owns 30% or more of the outstanding common stock or combined voting power of the surviving company, and (c) there is no change in the majority of the Board of Directors of Aon); and (4) a liquidation or dissolution of Aon.

        The Tier 1 Agreement also provides that the executive may not receive severance benefits or equity acceleration and vesting benefits from both the Tier 1 Agreement and any other arrangement with Aon. Specifically, (1) if the executive desires to receive the severance benefits pursuant to the Tier 1 Agreement, he or she must execute a release of all rights to alternative severance payments and benefits that are payable pursuant to an employment agreement or other compensation arrangement with Aon, and (2) if the executive desires to receive the equity acceleration and vesting benefits pursuant to the Tier 1 Agreement, he or she must execute a release of all rights to alternative equity acceleration or vesting pursuant to an employment agreement or other compensation arrangement with Aon. Each release is independent of the other and the executive may chose to receive only one category of benefits (the severance payments or the equity acceleration and vesting) pursuant to his or her Tier 1 Agreement and the other category of benefits pursuant to his employment agreement or other arrangement. Upon an applicable termination scenario, the executive would make the determination as to the source of the most favorable benefits, the executive's Tier 1 Agreement or those under the executive's employment or other agreement with Aon, and would release the executive's rights to the benefits otherwise provided by the less favorable source for each category of benefits. As referenced in footnote 4 to Mr. Ravin's Payments and Benefits Upon Termination as of December 31, 2006 table, with respect to a hypothetical termination occurring as of December 31, 2006 we believe Mr. Ravin would receive the greatest benefit by electing to receive both severance payments and equity acceleration and vesting benefits under his Tier 1 Agreement; however, this may not always be the case.

        As a condition to the receipt of payments and benefits pursuant to the Tier 1 Agreement, the executive is required to enter into an agreement with Aon providing that the executive will not compete with Aon or solicit employees or customers of Aon for a two-year period and will not use or disclose any confidential information of Aon.

        If the executive is entitled under the Tier 1 Agreement to severance payments and benefits or the acceleration and vesting of equity awards, and any payment or distribution to the executive pursuant to such agreement is, or would otherwise be, subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, then the executive is entitled to a grossed-up payment from Aon sufficient to pay the amount of such excise tax.

        The Board of Directors of Aon may terminate the Tier 1 Agreement upon 120 days notice to the Tier 1 Executive, provided that no termination may occur if the Board of Directors has knowledge of an action to effect a change in control or if there has been a change in control. In any event, the executive's Tier 1 Agreement will terminate upon the first to occur of the executive's death and the termination of the employment relationship of the executive prior to a change in control.

  Severance Plan

        Aon also provides severance benefits to certain executive officers pursuant to the terms of the Tier 2 Plan. We refer to these officers who are covered by the terms of the Tier 2 Plan as "Tier 2 Executives." Messrs. Hom and Wendt are our only named executive officers who were Tier 2

Executives as of December 31, 2006. See the section entitled "Changes in 2007 to Employment and Severance Agreements through November 1, 2007" for information regarding the changes in 2007 of the respective eligibility under the Tier 2 Plan of certain of our named executive officers.

        The terms of the Tier 2 Plan are substantially identical to the terms of the agreements for Tier 1 Executives, with the following exceptions: (1) the Tier 2 Executives will receive two rather than three times the executive's highest annual base salary in effect during the 12-month period prior to the date of termination, the executive's accrued benefits under Aon's nonqualified benefit plans will be payable with two rather than three additional years of age and service credit and, in the case of the Supplemental Savings Plan, two rather than three additional years of plan contributions, and Aon will maintain medical, dental and life insurance on behalf of the executive for two rather than three years, in each case upon a qualifying termination of employment in connection with or within two years following a change in control of Aon, and (2) the Tier 2 Executives are not entitled to the tax gross-up protections offered to Tier 1 Executives, but instead will receive a reduced payment if such reduction is beneficial to the executive on an after-tax basis.

  Employment Agreements

        As noted in the narrative under the section entitled "Employment Agreements and Other Compensation Arrangements" following the table captioned Grants of Plan-Based Awards in Fiscal Year 2006 since December 31, 2006 certain changes have been made in the employment and severance agreements and arrangements applicable to our named executive officers.

        As of December 31, 2006, (1) Mr. Ravin was our only named executive officer with whom we had an employment agreement and who had executed a severance agreement with Aon, and (2) Mr. Wendt had executed an offer letter with respect to his employment with us, but this offer letter did not contain terms implicated by a termination or change in control scenario. The terms of Mr. Ravin's employment agreement, as amended by the November 10, 2005 letter agreements, that provide benefits upon a change in control or employment termination are set forth below. For additional information on the scope of the changes to the employment agreements of our named executive officers after December 31, 2006 and the relevant termination and change in control provisions contained in such agreements refer to the section entitled "Changes in 2007 to Employment and Severance Agreements through November 1, 2007."

  Mr. Ravin's Employment Agreement and Supplemental Agreements as of December 31, 2006

        Mr. Ravin's employment agreement, as amended by the November 10, 2005 letter agreements with Aon, provides that, in the event of Mr. Ravin's death, incapacity or disability during the term of the agreement, he or his heirs, executors or the administrators of his estate, as applicable, will receive his accrued base salary through and including his date of death or employment termination.

        Mr. Ravin's employment agreement also provides that if Aon terminates Mr. Ravin's employment for cause (as defined in the agreement and described below) as determined by a majority of the members of Aon's Board of Directors, Mr. Ravin will receive certain payments, dependent on the category of cause for which his employment is being terminated. These payments include: (a) his accrued base salary through and including his date of termination, (b) other accrued and unpaid employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon, and (c) the continuation of his base salary, at the rate then in effect for one year after his employment terminates. Mr. Ravin will receive only the payments in items (a) and (b) of the preceding sentence if he is terminated for "cause" of the type in definitions (1) through (4) below and he will receive all of the payments in items (a) through (c) of the preceding sentence if he is terminated for "cause" of the type in definition (5) below.

        In Mr. Ravin's employment agreement, "cause" means any one or more of the following: (1) any intentional act of fraud, embezzlement or theft in connection with his duties under his employment agreement or in the course of his employment or admission, conviction or plea of no contest to a felony or any crime involving moral turpitude, fraud, embezzlement, theft or misrepresentation, (2) any gross negligence or willful misconduct in connection with his duties under his employment agreement or in the course of his employment that results in a monetary loss to us, (3) any breach of the non-competition and non-solicitation, confidentiality or right to inventions clauses contained in his employment agreement, (4) any violation of any statutory or common law duty of loyalty to us or any of our subsidiaries in connection with his duties under his employment agreement or in the course of his employment, or (5) his failure or inability to perform his material duties under his employment agreement to the satisfaction of a majority of Aon's Board of Directors.

        If Aon terminates his employment for any other reason (other than pursuant to Mr. Ravin's death, incapacity, disability or for "cause" as defined in the agreement), Mr. Ravin will be entitled to receive: (1) his accrued base salary through and including his date of termination, (2) other accrued and unpaid employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon, and (3) the continuation of his base salary, at the rate then in effect through the end of his employment period, which is March 31, 2009 or, if later, the date Aon's Board of Directors meets in 2009 to determine the annual bonus or incentive compensation.

        Non-competition and non-solicitation covenants apply to Mr. Ravin for a period of two years following the termination of his employment without regard to the reason for such termination. The employment agreement also contains confidentiality provisions and provides for the assignment to us of any inventions created by Mr. Ravin during his employment with us.

        We have also entered into deferred compensation agreements with Mr. Ravin that provide for the deferral of certain bonus amounts which became payable to him between December 31, 1980 and December 31, 1983, and the accumulation of interest on such deferred bonus amounts until the first to occur of Mr. Ravin's termination of employment or 30-days after his death, at which time Mr. Ravin is to receive the deferred bonus and accrued interest in a lump sum. See the section entitled "Ravin Contractual Arrangement" below the table captioned Nonqualified Deferred Compensation Table in Fiscal 2006 for more information on these deferred compensation agreements.

  Termination and Change in Control Tables

        The tables below outline the potential payments to the named executive officers upon the occurrence of various termination events, including, without limitation, a termination upon a change in control of Aon. The following assumptions apply with respect to the tables below and any termination of employment of a named executive officer:

  •
  The amounts shown in the tables assume that the employment of each named executive officer was terminated on December 31, 2006, and that the price per share of Aon common stock is $35.34 per share, the closing market price per share on December 29, 2006, the last trading day of 2006. Accordingly, the tables set forth amounts earned as of December 31, 2006 and include estimates of amounts that would be paid to each named executive officer upon the occurrence of a termination event.

  •
  The employment of the named executive officers did not actually terminate on December 31, 2006. In addition, a change in control of Aon did not actually occur on December 31, 2006. As a result, the named executive officers did not receive any of the amounts shown in the tables below. The actual amounts to be paid to a named executive officer in connection with a termination event can only be determined at the time of such termination event.

  •
  As described in the section entitled "Changes in 2007 to Employment and Severance Agreements through November 1, 2007," in 2007 the terms controlling the benefits received by certain of the named executive officers upon a termination of employment have changed from the benefits that they were eligible to receive as of December 31, 2006. The tables below do not take into account any of these changes occurring in 2007 and accordingly do not represent the amount that the named executive officers would receive in connection with a termination event occurring in 2007.

  •
  Each named executive officer is entitled to receive amounts earned during the term of his employment regardless of the manner of termination. These amounts include accrued base salary, accrued vacation time and other employee benefits to which the named executive officer was entitled on the date of termination, and are not shown in the tables below.

  •
  For purposes of the tables below, the specific definitions of (1) "cause" applicable to the column entitled "Involuntary Termination—For Cause," and (2) "without cause" or applicable to the column entitled "Involuntary Termination—Without Cause" for each of the named executive officers can be found, to the extent applicable, in Mr. Ravin's employment and severance agreements and the specific award agreement pursuant to which the named executive officers have been award restricted stock units or stock options. In addition, the specific definitions of "qualifying termination" applicable to the column entitled "Qualifying Termination—Change in Control" can be found in Mr. Ravin's severance agreement and the Tier 2 Plan. These definitions are further explained in this section of the information statement above under "Severance Agreement," "Severance Plan" and "Employment Agreements."

Richard M. Ravin
Chief Executive Officer through July 31, 2007
Payments and Benefits Upon Termination as of December 31, 2006(1)

	Voluntary Termination ($)	Death ($)	Disability ($)	Involuntary Termination— For Cause (as determined by Aon's Board of Directors) ($)(2)	Involuntary Termination— For Cause (all others) ($)(3)	Involuntary Termination— Without Cause ($)	Retirement ($)	Qualifying Termination— Change in Control ($)(4)
Cash Severance(5)	—	—	—	—	—	—	—	2,400,000
Salary Continuation(6)	—	—	—	800,000	—	1,800,000	—	—
Annual Incentive Bonus(7)	—	—	—	—	—	—	—	1,022,500
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(8)	—	3,272,626	3,272,626	—	—	1,144,557	1,144,557	3,272,626
Stock Options (Unvested; Accelerated or Continued Vesting)(9)(10)	—	2,213,405	2,213,405	—	—	435,961	435,961	2,213,405
Continuation of Health & Welfare Benefits(11)	—	—	—	—	—	—	—	17,402
Additional Pension and Non-Qualified Plan Benefit(12)	1,737,095	1,737,095	1,737,095	1,737,095	1,737,095	1,737,095	1,737,095	411,629	(13)
Excise Tax Gross-Up(14)	—	—	—	—	—	—	—	0
Continuation of Life and Disability(15)	—	—	—	—	—	—	—	30,182

(1)
For purposes of this table, we have assumed that Mr. Ravin's base salary as of December 31, 2006 is equal to $800,000.

(2)
Represents a termination for any failure or inability (other than physical or mental disability) of Mr. Ravin to perform his material duties under his employment to the satisfaction of at least a majority of the members of Aon's Board of Directors.

(3)
Represents any termination for "Cause" as defined in Mr. Ravin's employment agreement, other than as provided in footnote (2) above.

(4)
For purposes of this table, under a "Qualifying Termination—Change in Control" we have assumed that Mr. Ravin would choose to receive the maximum benefits possible pursuant to the terms of his employment agreement and his Tier 1 Agreement. As described in the section entitled, "Severance Agreements," upon such a termination event, Mr. Ravin may choose between receiving severance benefits under the terms of either his employment agreement or his Tier 1 Agreement and he may also choose pursuant to which agreement he will receive equity acceleration and vesting benefits. As of December 31, 2006, Mr. Ravin would receive greater benefits pursuant to both the severance and the equity acceleration and vesting terms of his Tier 1 Agreement; therefore, we have assumed in the "Qualifying Termination—Change in Control" column that he would have chosen to receive these greater benefits.

(5)
Severance is calculated as three times Mr. Ravin's highest base salary in effect during the 12-month period prior to the date of termination for "Qualifying Termination—Change in Control."

(6)
Represents salary continuation for one year of Mr. Ravin's base salary for "Involuntary Termination—For Cause (as determined by Aon's Board of Directors)" and payment of Mr. Ravin's base salary until March 31, 2009 for "Involuntary Termination—Without Cause."

(7)
For "Qualifying Termination—Change in Control," the annual incentive bonus is calculated based upon Mr. Ravin's average annual cash incentive for the preceding three years.

(8)
Under "Voluntary Termination" and "Involuntary Termination—For Cause (all others)" the vesting of all outstanding restricted stock unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Death" and "Disability," all outstanding unvested restricted stock unit awards become fully vested as of the date of termination. Under "Involuntary Termination—Without Cause" and "Retirement": (a) with respect to restricted stock unit awards granted prior to September 16, 2004, vesting ceases as of the date of termination and all such unvested awards are forfeit, and (b) with respect to restricted stock unit awards granted after September 16, 2004, that (i) were not granted pursuant to the ISP, the unvested restricted stock awards vest as of the employment termination date in a pro rata amount based on the number of days of service between the date of grant and the date of termination and remaining unvested awards are forfeit, and (ii) were granted pursuant to the ISP, the restricted stock unit awards continue to vest in accordance with their original vesting schedules. Under "Qualifying Termination—Change in Control," all outstanding unvested restricted stock unit awards become fully vested.

(9)
Under "Voluntary Termination," with respect to all options, and under either scenario of "Involuntary Termination—For Cause," and under "Involuntary Termination—Without Cause" and "Retirement," with respect to those options granted prior to September 16, 2004, the vesting ceases of all outstanding unvested stock options as of the date of termination, all unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Death" and "Disability," all outstanding unvested stock options immediately vest and the named executive officer has a 12-month period from the date of death or disability to exercise all vested options. Under "Involuntary Termination—Without Cause," with respect to those options granted after September 16, 2004 the unvested stock options vest as of the employment termination date in a pro-rata amount based on the number of days of service between the date of grant and the date of termination, all remaining unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Retirement," with respect to options granted after September 16, 2004, the unvested stock options vest as of the employment termination date in a pro-rata amount based on the number of days of service between the date of grant and the date of termination remaining, all remaining unvested options are forfeit and the named executive officer has a 36-month period from the date of termination to exercise all vested options. Under either scenario of "Involuntary Termination—For Cause" with respect to options granted after September 16, 2004, all vesting ceases as of the date of termination and all such unvested awards are forfeit. Under "Qualifying Termination—Change in Control," all outstanding unvested stock options become fully vested and remain exercisable through the life of the grant.

(10)
The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2006 that vest as applicable to each termination scenario.

(11)
Continuation of Health & Welfare Benefits is calculated as thirty-six (36) months under "Qualifying Termination—Change in Control."

(12)
Represents additional pension and non-qualified plan benefits payable to Mr. Ravin upon the various termination scenarios, including the payment of $344,244 in interest pursuant to the Ravin Contractual Arrangement. For further information on the Ravin Contractual Arrangement and with respect to the pension benefits payable to Mr. Ravin, see the tables captioned

  Nonqualified Deferred Compensation Table in Fiscal 2006 and Pension Benefits in Fiscal 2006 set forth in this information statement.

(13)
Includes three additional years of age and service credit under Aon's nonqualified benefit plans, and, in the case of the supplemental savings plan, three additional years of plan contributions.

(14)
Mr. Ravin is eligible pursuant to the terms of his severance agreement to receive an excise tax gross-up; however, as calculated using the following assumptions, the amount of payments he would receive in connection with a "Qualifying Termination—Change in Control" would not subject him to such excise tax, so no gross-up payments would be necessary: (a) a change in control occurred on December 31, 2006; (b) the named executive officer was involuntarily terminated on December 31, 2006; (c) the combined state and federal tax rate for the named executive officer was forty percent (40%); and (d) the excise tax rate was twenty percent (20%).

(15)
Represents the continued coverage of life insurance for a three year period after employment termination.

James Hom
Chief Financial Officer through June 21, 2007
Payments and Benefits Upon Termination as of December 31, 2006(1)

	Voluntary Termination ($)	Death ($)	Disability ($)	Involuntary Termination— For Cause ($)	Involuntary Termination— Without Cause ($)	Qualifying Termination— Change in Control ($)
Cash Severance(2)	—	—	—	—	—	630,000
Annual Incentive Bonus(3)	—	—	—	—	—	127,500
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(4)	—	957,467	957,467	—	113,865	957,467
Stock Options (Unvested; Accelerated or Continued Vesting)(5)(6)	—	157,280	157,280	—	55,805	157,280
Performance Share Units (LPP)(7)	—	160,868	160,868	—	62,230	160,868
Continuation of Health & Welfare Benefits(8)	—	—	—	—	—	17,401
Additional Pension and Non-Qualified Plan Benefit(9)(10)	—	—	—	—	—	161,973
Continuation of Life and Disability(11)	—	—	—	—	—	2,449

(1)
For purposes of this table, we have assumed that Mr. Hom's base salary as of December 31, 2006 is equal to $315,000.

(2)
Severance is calculated as two times Mr. Hom's highest base salary in effect during the 12-month period prior to the date of termination for "Qualifying Termination—Change in Control."

(3)
For "Qualifying Termination—Change in Control," the annual incentive bonus is calculated based upon Mr. Hom's average annual cash incentive for the preceding three years.

(4)
Under "Voluntary Termination" and "Involuntary Termination—For Cause" the vesting of all outstanding restricted stock unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Death" and "Disability," all outstanding unvested restricted stock unit awards become fully vested as of the date of termination. Under "Involuntary Termination—Without Cause" (a) with respect to restricted stock unit awards granted prior to September 16, 2004, vesting ceases as of the date of termination and all such unvested awards are forfeit, and (b) with respect to restricted stock unit awards granted after September 16, 2004, that

  (i) were not granted pursuant to the ISP, the unvested restricted stock awards vest as of the employment termination date in a pro rata amount based on the number of days of service between the date of grant and the date of termination and remaining unvested awards are forfeit, and (ii) were granted pursuant to the ISP, the restricted stock unit awards continue to vest in accordance with their original vesting schedules. Under "Qualifying Termination—Change in Control," all outstanding unvested restricted stock unit awards become fully vested.

(5)
Under "Voluntary Termination" and "Involuntary Termination—For Cause" the vesting ceases of all outstanding unvested stock options as of the date of termination, all unvested options are forfeit and, for "Voluntary Termination" only, the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Death" and "Disability," all outstanding unvested stock options immediately vest and the named executive officer has a 12-month period from the date of death or disability to exercise all vested options. Under "Involuntary Termination—Without Cause," the unvested stock options vest as of the employment termination date in a pro-rata amount based on the number of days of service between the date of grant and the date of termination, all remaining unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Qualifying Termination—Change in Control," all outstanding unvested stock options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options.

(6)
The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2006 that vest as applicable to each termination scenario. Amounts do not include the value of options that were "underwater," meaning the options' exercise price exceeded $35.34, the closing market price of Aon common stock on the last day of trading in 2006.

(7)
Under "Voluntary Termination" and "Involuntary Termination—For Cause" participation in the LPP is cancelled retroactively back to the beginning of the performance period. Under "Death," "Disability," or "Qualifying Termination—Change in Control," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent (100%) of the target level. Under "Involuntary Termination—Without Cause" a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on the achievement of performance criteria achieved over the performance period. In addition, the amounts under "Involuntary Termination—Without Cause" represent the payout of a pro-rated amount of the outstanding performance share units under the LPP, at one hundred and sixteen percent (116%) of the target level. In the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Aon common stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction.

(8)
Continuation of Health & Welfare Benefits is calculated as twenty-four (24) months under "Qualifying Termination—Change in Control."

(9)
Represents additional pension and non-qualified plan benefits payable to Mr. Hom upon a "Qualifying Termination—Change in Control." For additional information with respect to the pension benefits payable to Mr. Hom, see the table captioned Pension Benefits in Fiscal 2006 set forth in this information statement.

(10)
Includes two additional years of age and service credit under Aon's nonqualified benefit plans, and, in the case of the supplemental savings plan, three additional years of plan contributions.

(11)
Continuation of Life and Disability Insurance is calculated as twenty-four (24) months under "Qualifying Termination—Change in Control."

Douglas R. Wendt
President and Chief Operating Officer through July 31, 2007; Chief Executive Officer as of July 31, 2007
Payments and Benefits Upon Termination as of December 31, 2006(1)

	Voluntary Termination ($)	Death ($)	Disability ($)	Involuntary Termination— For Cause ($)	Involuntary Termination— Without Cause ($)	Retirement ($)	Qualifying Termination— Change in Control ($)
Cash Severance(2)	—	—	—	—	—	—	700,000
Annual Incentive Bonus(3)	—	—	—	—	—	—	336,000
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(4)	—	1,767,000	1,767,000	—	280,812	280,812	1,767,000
Stock Options (Unvested; Accelerated or Continued Vesting)(5)(6)	—	0	0	—	0	0	0
Performance Share Units (LPP)(7)	—	643,400	643,400	—	248,795	248,795	643,400
Continuation of Health & Welfare Benefits(8)	—	—	—	—	—	—	17,401
Additional Pension and Non-Qualified Plan Benefit(9)	—	—	—	—	—	—	42,923
Continuation of Life and Disability(10)	—	—	—	—	—	—	4,754
Reimbursement of Signing Bonus (11)	(250,000)	—	—	(250,000)	—	—	—

(1)
For purposes of this table, we have assumed that Mr. Wendt's base salary as of December 31, 2006 is equal to $350,000.

(2)
Severance is calculated as two times Mr. Wendt's highest base salary in effect during the 12-month period prior to the date of termination for "Qualifying Termination—Change in Control."

(3)
For "Qualifying Termination—Change in Control," the annual incentive bonus is calculated based upon Mr. Wendt's average annual cash incentive for the preceding three years.

(4)
Under "Voluntary Termination" and "Involuntary Termination—For Cause" the vesting of all outstanding restricted stock unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Death" and "Disability," all outstanding unvested restricted stock unit awards become fully vested as of the date of termination. Under "Involuntary Termination—Without Cause" and "Retirement" with respect to restricted stock unit awards that (a) were not granted pursuant to the ISP, the unvested restricted stock awards vest as of the employment termination date in a pro rata amount based on the number of days of service between the date of grant and the date of termination and remaining unvested awards are forfeit, and (b) were granted pursuant to the ISP, the restricted stock unit awards continue to vest in accordance with their original vesting schedules. Under "Qualifying Termination—Change in Control," all outstanding unvested restricted stock unit awards become fully vested.

(5)
Under "Voluntary Termination" and "Involuntary Termination—For Cause" the vesting of all outstanding unvested stock options ceases as of the date of termination, all unvested options are forfeit and, for a voluntary termination only, the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Death" and "Disability," all outstanding unvested stock options immediately vest and the named executive officer has a 12-month period from the date of death or disability to exercise all vested options. Under "Involuntary Termination—Without Cause," the unvested stock options vest as of the employment termination date in a pro-rata amount based on the number of days of service between the date of grant and the date of termination, all remaining unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Retirement" the vesting ceases of all outstanding unvested stock options as of the date of termination, all unvested options are forfeit and the named executive officer has a 36-month period from the date of termination to exercise all vested options. Under "Qualifying Termination—Change in Control," all outstanding unvested stock options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options.

(6)
The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2006 that vest as applicable to each termination scenario. Amounts do not include the value of options that were "underwater," meaning the options' exercise price exceeded $35.34, the closing market price of Aon common stock on the last day of trading in 2006.

(7)
Under "Voluntary Termination" and "Involuntary Termination—For Cause" participation in the LPP is cancelled retroactively back to the beginning of the performance period. Under "Death," "Disability" or "Qualifying Termination—Change in Control," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent (100%) of the target level. Under "Involuntary Termination—Without Cause" or "Retirement," a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on the achievement of performance criteria achieved over the performance period. In addition, the amounts under "Involuntary Termination—Without Cause" or "Retirement" represent the payout of a pro-rated amount of the outstanding performance share units under the LPP, at one hundred and sixteen percent (116%) of the target level. In the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Aon common stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction.

(8)
Continuation of Health & Welfare Benefits is calculated as twenty-four (24) months under "Qualifying Termination—Change in Control."

(9)
Represents additional pension and non-qualified plan benefits payable to Mr. Wendt upon a "Qualifying Termination—Change in Control." For additional information with respect to the pension benefits payable to Mr. Wendt, see the table captioned Pension Benefits in Fiscal 2006 set forth in this information statement. Includes two additional years of age and service credit under Aon's nonqualified benefit plans, and, in the case of the supplemental savings plan, three additional years of plan contributions.

(10)
Continuation of Life and Disability Insurance is calculated as twenty-four (24) months under "Qualifying Termination—Change in Control."

(11)
Represents the reimbursement by Mr. Wendt of his $250,000 signing bonus pursuant to the terms of his offer letter with Aon dated January 6, 2006 that require this amount be repaid to WCS if Mr. Wendt voluntarily terminates his employment or if WCS terminates his employment for cause within one year from the start of his employment.

Debbie J. Ahl
President, Sterling Life Insurance Company
Payments and Benefits Upon Termination as of December 31, 2006

	Voluntary Termination ($)	Death ($)	Disability ($)	Involuntary Termination— For Cause ($)	Involuntary Termination— Without Cause ($)	Qualifying Termination— Change in Control ($)
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(1)	—	620,782	620,872	—	155,673	—
Stock Options (Unvested; Accelerated or Continued Vesting)(2)(3)	—	156,058	156,058	—	27,907	0
Performance Share Units(4)	—	257,346	257,346	—	99,534	99,534

(1)
Under "Voluntary Termination" and "Involuntary Termination—For Cause" the vesting of all outstanding restricted stock unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Death" and "Disability," all outstanding unvested restricted stock unit awards become fully vested as of the date of termination. Under "Involuntary Termination—Without Cause" (a) with respect to restricted stock unit awards granted prior to September 16, 2004, vesting ceases as of the date of termination and all such unvested awards are forfeit, and (b) with respect to restricted stock unit awards granted after September 16, 2004, that (i) were not granted pursuant to the ISP, the unvested restricted stock awards vest as of the employment termination date in a pro rata amount based on the number of days of service between the date of grant and the date of termination and remaining unvested awards are forfeit, and (ii) were granted pursuant to the ISP, the restricted stock unit awards continue to vest in accordance with their original vesting schedules. Thre are no change in control provisions in the restricted stock unit agreements, so benefits pursuant to a "Qualifying Termination—Change in Control" will depend on the reason for the termination.

(2)
Under "Voluntary Termination," with respect to all options, and under "Involuntary Termination—For Cause" and "Involuntary Termination—Without Cause," in each case with respect to options granted prior to September 16, 2004, the vesting ceases of all outstanding unvested stock options as of the date of termination, all unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Death" and "Disability," all outstanding unvested stock options immediately vest and the named executive officer has a 12-month period from the date of death or disability to exercise all vested options. Under "Involuntary Termination—Without Cause," with respect to options granted after September 16, 2004, the unvested stock options vest as of the employment termination date in a pro-rata amount based on the number of days of service between the date of grant and the date of termination, all remaining unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Qualifying Termination—Change in Control," all outstanding unvested stock options granted pursuant to the LPP become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options, and as the option agreements for non-LPP options do not contain change in control provisions, the benefits pursuant to a "Qualifying Termination—Change in Control" will depend on the reason for the termination.

(3)
The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2006 that vest as applicable to each termination scenario. Amounts do not include the value of options that were "underwater," meaning the options' exercise price exceeded $35.34, the closing market price of Aon common stock on the last day of trading in 2006. Under "Qualifying Termination—Change in Control," the unvested LPP stock options were "underwater" as of December 31, 2006.

(4)
Under "Voluntary Termination" and "Involuntary Termination—For Cause" participation in the LPP is cancelled retroactively back to the beginning of the performance period. Under "Death" or "Disability," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent (100%) of the target level. Under "Involuntary Termination—Without Cause" or "Qualifying Termination—Change in Control," a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on (a) in the case of Involuntary Termination—Without Cause" the achievement of performance criteria achieved over the performance period, or (b) in the case of "Qualifying Termination—Change in Control," the greater pro-rata amount of that based on the achievement of performance criteria achieved over the performance period or based on the time elapsed in the performance period. In addition, the amounts under "Involuntary Termination—Without Cause" or "Qualifying Termination—Change in Control," represent the payout of a pro-rated amount of the outstanding performance share units under the LPP, at one hundred and sixteen percent (116%) of the target level. In the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Aon common stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction.

Clive Robinson
President, International
Payments and Benefits Upon Termination as of December 31, 2006

	Voluntary Termination ($)(1)	Death ($)	Disability ($)	Involuntary Termination— For Cause ($)	Involuntary Termination— Without Cause ($)	Qualifying Termination— Change in Control ($)
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(1)	—	761,012	761,012	—	147,120	—
Stock Options (Unvested; Accelerated or Continued Vesting)(2)(3)	—	273,986	273,986	—	55,805	0
Performance Share Units(4)	—	321,700	321,700	—	124,377	124,377

(1)
Under "Voluntary Termination" and "Involuntary Termination—For Cause" the vesting of all outstanding restricted stock unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Death" and "Disability," all outstanding unvested restricted stock unit awards become fully vested as of the date of termination. Under "Involuntary Termination—Without Cause" (a) with respect to restricted stock unit awards granted prior to September 16, 2004, vesting ceases as of the date of termination and all such unvested awards are forfeit, and (b) with respect to restricted stock unit awards granted after September 16, 2004, that (i) were not granted pursuant to the ISP, the unvested restricted stock awards vest as of the employment termination date in a pro rata amount based on the number of days of service between the date of grant and the date of termination and remaining unvested awards are forfeit, and (ii) were granted pursuant to the ISP, the restricted stock unit awards continue to vest in accordance with their original vesting schedules. There are no change in control provisions in the restricted stock unit agreements, so benefits pursuant to a "Qualifying Termination—Change in Control" will depend on the reason for the termination.

(2)
Under "Voluntary Termination," with respect to all options, and under "Involuntary Termination—For Cause" and "Involuntary Termination—Without Cause," in each case with respect to options granted prior to September 16, 2004, the vesting ceases of all outstanding unvested stock options as of the date of termination, all unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Death" and "Disability," all outstanding unvested stock options immediately vest and the named executive officer has a 12-month period from the date of death or disability to exercise all vested options. Under "Involuntary Termination—Without Cause," with respect to options granted after September 16, 2004, the unvested stock options vest as of the employment termination date in a pro-rata amount based on the number of days of service between the date of grant and the date of termination, all remaining unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Qualifying Termination—Change in Control," all outstanding unvested stock options granted pursuant to the LPP become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options, and as the option agreements for non-LPP options do not contain change in control provisions, the benefits pursuant to a "Qualifying Termination—Change in Control" will depend on the reason for the termination.

(3)
The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2006 that vest as applicable to each termination scenario. Amounts do not include the value of options that were "underwater," meaning the options' exercise price exceeded $35.34, the closing market price of Aon common stock on the last day of trading in 2006. Under

  "Qualifying Termination—Change in Control," the unvested LPP stock options were "underwater" as of December 31, 2006.

(4)
Under "Voluntary Termination" and "Involuntary Termination—For Cause" participation in the LPP is cancelled retroactively back to the beginning of the performance period. Under "Death" or "Disability," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent (100%) of the target level. Under "Involuntary Termination—Without Cause" or "Qualifying Termination—Change in Control," a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on (a) in the case of Involuntary Termination—Without Cause" the achievement of performance criteria achieved over the performance period, or (b) in the case of "Qualifying Termination—Change in Control," the greater pro-rata amount of that based on the achievement of performance criteria achieved over the performance period or based on the time elapsed in the performance period. In addition, the amounts under "Involuntary Termination—Without Cause" or "Qualifying Termination—Change in Control," represent the payout of a pro-rated amount of the outstanding performance share units under the LPP, at one hundred and sixteen percent (116%) of the target level. In the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Aon common stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction.

Changes in 2007 to Employment and Severance Agreements through November 1, 2007

        The employment and severance agreements described below have been entered into by Aon or WCS from the period of December 31, 2006 through November 1, 2007. In addition, Aon currently intends to enter into a transition agreement with Mr. Ravin and a severance agreement with Ms. Ahl and Aon intends to enter into letter agreements regarding the outcome of Aon's separation from WCS with Messrs. Robinson and Wendt and Ms. Ahl. Information on these pending agreements will be provided by amendment to this information statement upon their completion and execution, if such occurs.

  Amendment to Mr. Ravin's Employment Agreement

        Mr. Ravin's employment agreement with us was amended by a letter agreement between Mr. Ravin and Aon dated January 31, 2007. The letter agreement amended the employment agreement to provide that Mr. Ravin would be replaced by Mr. Wendt as our Chief Executive Officer on July 1, 2007, that Mr. Ravin would continue as our Chairman until December 31, 2007 and that Mr. Ravin shall be employed by us as Chairman Emeritus as of January 1, 2008.

        The letter agreement provided that subject to the approval of the Aon Compensation Committee, Mr. Ravin will receive an award under the LPP in March 2007 with a value of $2.5 million for the performance period beginning January 1, 2007 and ending December 31, 2009 ("Ravin LPP Award"). This award is governed by the terms of the LPP except that, subject to certain conditions, it will become fully vested as of March 31, 2009. In addition, the letter agreement established that if Mr. Ravin remains employed with us until March 31, 2009 and complies with his obligations in the letter agreement, he will receive a partial discretionary bonus for 2009 pursuant to the terms of the management incentive plan then in place of not less than $400,000.

        If Mr. Ravin voluntarily resigns prior to July 1, 2008 he shall receive (1) his accrued base salary through and including his date of termination, (2) other accrued and unpaid employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon, and (3) a pro rata amount of the annual bonus for the year in which he resigns and a pro rata amount of the Ravin LPP Award calculated according to the plan document governing the LPP.

        If Mr. Ravin voluntarily resigns after July 1, 2008 he shall receive (1) his accrued base salary through and including his date of termination, (2) other accrued and unpaid employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon, (3) the full amount of the annual 2008 bonus, (4) the full amount of his 2009 performance award as described in his November 10, 2005 bonus letter agreement ("Ravin Performance Award"), and (5) a pro rata share of the Ravin LPP Award calculated according to the plan document governing the LPP.

        Upon Mr. Ravin's death or disability, his executor, administrator or designated beneficiary shall receive (1) his accrued base salary through and including his date of termination, (2) other accrued and unpaid employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon, (3) a pro rata portion of the full amount of the annual bonus for the year in which the death or disability occurs, (4) a pro rata portion of the Ravin Performance Award, and (5) the full amount of the Ravin LPP Award that he would have received if he had been employed through March 31, 2009.

        If Mr. Ravin fails to comply with his key responsibilities set forth in the letter agreement, which causes a material adverse effect on our business, Aon may terminate his employment upon 30-days written notice. The determination of his compliance will be made by the Aon Compensation Committee and must be agreed to by both Aon's Chief Executive Officer and Patrick Ryan, unless Mr. Ryan is no longer the Chairman of Aon's Board of Directors, in which such case a person mutually agreed upon shall so act. Upon such an employment termination for failure to comply with his key responsibilities, Mr. Ravin shall receive (1) his accrued base salary through and including his date of termination, and (2) other accrued and unpaid employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon.

        All provisions of Mr. Ravin's employment agreement related to termination by us of Mr. Ravin's employment without cause are replaced by the following terms of his 2007 letter agreement. Upon the agreement of Aon's Chief Executive Officer and Patrick Ryan, unless Mr. Ryan is no longer the Chairman of Aon's Board of Directors, in which such case a person mutually agreed upon shall so act, the Aon Compensation Committee may terminate Mr. Ravin's employment without cause (and without determining that he has failed to comply with his key responsibilities under the letter agreement). Upon such an employment termination, (1) Mr. Ravin shall receive all base salary as if his employment continued through March 31, 2009, (2) other accrued and unpaid employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon, (3) a pro rata portion of the annual bonus for the year in which his employment terminates, and (4) a pro rata amount of the Ravin LPP Award calculated according to the plan document governing the LPP, unless termination occurs after July 1, 2008, in which such case he will receive the full amount of the Ravin Performance Award.

  Mr. Wendt's Severance Agreement

        On January 19, 2007, Aon's Board of Directors approved moving Mr. Wendt from his classification as a Tier 2 Executive to that of a Tier 1 Executive. As a result of this change, Mr. Wendt executed a Tier 1 Agreement with Aon, became entitled to the severance benefits under that agreement, and relinquished his rights under the Tier 2 Plan. The terms of Mr. Wendt's Tier 1 Agreement are described under the section entitled "Severance Agreements" in "Potential Payments on Termination or Change in Control."

  Mr. Wendt's Employment Agreement

        Mr. Wendt entered into an employment agreement with us dated as of July 31, 2007. The agreement will expire on July 31, 2012, unless terminated earlier. This employment agreement provides

Mr. Wendt will be employed as our President and Chief Executive Officer. The agreement provides for a base salary of no less than $650,000, and a target annual incentive bonus of not less than 100% of his base salary in effect at the end of the fiscal year to which the bonus relates.

        Mr. Wendt's employment agreement provides that, in the event of Mr. Wendt's death or other event, including total disability, which prevents him from substantially performing his duties, the agreement is terminated. In the event of Mr. Wendt's death, his estate shall receive the same payments outlined below that Mr. Wendt receives upon termination without cause.

        Upon termination of Mr. Wendt's employment by us without "cause" (as defined in the employment agreement and described below) or by Mr. Wendt with "good reason" (as defined in the employment agreement and described below), Mr. Wendt shall receive all accrued but unpaid base salary as of the date of termination. In addition, upon Mr. Wendt continuing to abide by the agreement's non-competition and non-solicitation, confidentiality, trade secret and assignment of invention restrictive covenants, he shall receive a lump-sum payment equal to his base salary for the remaining term of the employment agreement.

        In the event Mr. Wendt terminates his employment without "good reason" or we terminate his employment for "cause," he shall receive only his accrued but unpaid base salary and benefits as of the date of termination.

        As used in Mr. Wendt's employment agreement, (1) "good reason" means that any of the following have occurred without Mr. Wendt's express written consent: (a) a material adverse change in his functions, duties or responsibilities, (b) a reduction in his rate of annual base salary, or (c) a 50-mile or more change in his employment location, and (2) "cause" means, the performance by Mr. Wendt of: (a) an act of dishonesty, fraud, theft, embezzlement, or misappropriation involving his employment, (b) performing an act of race, sex, national origin, religion, disability, or age-based discrimination which after investigation, our counsel reasonably concludes will result in liability being imposed on Mr. Wendt or WCS, (c) material violation of our written policies and procedures, (d) material non-compliance with terms of his employment agreement, or (e) performing any act resulting in a felony charge being brought against Mr. Wendt.

        Our payment to Mr. Wendt under the employment agreement upon his employment termination of base salary or any other benefits shall be in lieu of, and not in addition to, any benefits provided by our severance plan.

        Non-competition and non-solicitation covenants apply to Mr. Wendt for a period of two years following the termination of his employment without regard to the reason for such termination. The employment agreement also contains confidentiality provisions and provides for the assignment to us of any inventions created by Mr. Wendt during his employment with us.

  Mr. Hom's Eligibility under the Tier 2 Plan

        On July 20, 2007, Aon's Board of Directors approved the removal of Mr. Hom from his classification as a Tier 2 Executive. As a result of this change, Mr. Hom is no longer eligible to receive severance benefits under the Tier 2 Plan.

  Mr. Hom's Release

        Mr. Hom executed a General Release with us on November 1, 2007 pursuant to which he released WCS and various related entities, including Aon, from certain claims through November 1, 2007, the date of the termination of his employment, including those claims arising out of his employment with WCS. As consideration for this release, we paid Mr. Hom $415,000 and we will compensate him for six months of outplacement services. In addition, if Mr. Hom should elect to continue his health care coverage under COBRA, we shall reimburse him for the difference between the cost of his health care coverage under COBRA and our active employee cost for coverage for the 180-day period following Mr. Hom's employment termination. The release also contains confidentiality provisions obligating, among other things, Mr. Hom to refrain from disclosing our confidential information and trade secrets.

SECURITY OWNERSHIP OF OUR COMMON STOCK

        The following table sets forth the anticipated beneficial ownership of our common stock immediately following the distribution date by (i) those that we expect to be the beneficial owners of more than five percent of the outstanding shares of WCS common stock immediately upon the distribution, (ii) each of our directors and named executive officers, and (iii) all directors and executive officers as a group, in each case based on (A) information available to us concerning ownership of Aon Corporation common stock on [•] and (B) the distribution ratio of one share of our common stock for every [•] shares of Aon common stock. The mailing address of each of our directors and executive officers is c/o WCS Global Holdings, Inc., 1000 Milwaukee Ave., Glenview, Illinois 60025. As used in this information statement, "beneficial ownership" means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security).

Name and Address	Shares of WCS Common Stock to be Beneficially Owned	Percent of WCS Common Stock to be Outstanding
Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900, Memphis, TN 38119(1)
NWQ Investment Management Company, LLC 2049 Century Park East, 16th Floor Los Angeles, CA 90067(2)
Patrick G. Ryan c/o Aon Corporation, 200 East Randolph Street, Chicago, IL 60601(3)
Davis Selected Advisers, L.P. 2949 East Elvira Road, Suite 101, Tucson, AZ 85706(4)
State Street Bank and Trust Company 225 Franklin Street, Boston, MA 02110(5)
Richard M. Ravin
James Hom
Douglas R. Wendt
Debbie J. Ahl
Clive Robinson

(1)
Based upon information contained in an amendment filed February 12, 2007 pursuant to Rule 13d-1(b) of the Exchange Act, to a Schedule 13G originally filed on January 10, 2003. Southeastern Asset Management, Inc. ("Southeastern") is a registered investment adviser and has: (a) sole voting power as to 21,498,800 shares of Aon common stock; (b) shared voting power as to 14,627,000 shares of Aon common stock; (c) no voting power as to 4,178,000 shares of Aon common stock; (d) sole dispositive power as to 25,651,800 shares of Aon common stock; (e) shared dispositive power as to 14,627,000 shares of Aon common stock; and (f) no dispositive power as to

  25,000 shares of Aon common stock. All of the shares of Aon common stock covered by the Schedule 13G are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4 of the Exchange Act, Southeastern disclaims beneficial ownership of the shares of Common Stock covered by the Schedule 13G.

(2)
Based upon information contained in a Schedule 13G filed February 12, 2007 pursuant to Rule 13d-1(b) of the Exchange Act. NWQ Investment Management Company, LLC ("NWQ") is a registered investment adviser and has: (a) sole voting power as to 19,593,993 shares of Aon common stock; (b) shared voting power as to 0 shares of Aon common stock; (c) sole dispositive power as to 22,383,721 shares of Aon common stock; and (d) shared dispositive power as to 0 shares of Aon common stock. All of the shares of Aon common stock covered by the Schedule 13G are beneficially owned by clients of NWQ.

(3)
Includes 8,339,119 shares of Aon common stock beneficially owned by Mr. Ryan and 8,885,846 shares of Aon common stock beneficially owned and attributed to Mr. Ryan pursuant to trusts for the benefit of family members. Also includes 962,970 shares of Aon common stock owned by a charitable foundation of which Mr. Ryan is a member and has sole voting and shared investment control. Also includes 393,935 shares of Aon common stock representing a beneficial interest in shares of common stock of the Employee Stock Ownership Plan ("ESOP") Account of the Aon Savings Plan attributable to Mr. Ryan and a beneficial interest in shares of common stock of the Aon Common Stock Fund of the Aon Savings Plan attributable to Mr. Ryan. Under the terms of the Aon Savings Plan, as a participant in such plan, Mr. Ryan is entitled to direct the manner in which the trustees will vote the shares of Aon common stock attributed to him; in addition, all shares of Aon common stock for which voting instructions are not received are voted by the trustees in the same proportion as the shares of Aon common stock for which voting instructions are received. Also includes 2,663,170 shares of Aon common stock that Mr. Ryan has the right to acquire pursuant to presently exercisable employee stock options, or stock options which will become exercisable or stock awards which will become vested within 60 days following March 21, 2007.

  Of this amount, approximately 505,000 shares beneficially owned by Mr. Ryan and 505,000 shares beneficially owned by a trust for the benefit of Mrs. Ryan are pledged as security to a financial institution.

(4)
Based upon information contained in an amendment filed January 11, 2007 pursuant to Rule 13d-1(b) of the Exchange Act to a Schedule 13G originally filed on February 12, 2004. Davis Selected Advisers, L.P. is a registered investment adviser and has sole voting and sole dispositive power as to 17,007,876 shares of Aon common stock.

(5)
Based upon information contained in a Schedule 13G filed February 12, 2007 pursuant to Rule 13d-1(b) of the Exchange Act. State Street Bank and Trust Company ("State Street") is a bank as defined in Section 3(A)(6) of the Exchange Act that acts in various fiduciary capacities with respect to certain benefit plans of Aon. State Street has: (a) sole voting power as to 8,215,170 shares of Aon common stock; (b) shared voting power as to 8,092,060 shares of Aon common stock; (c) sole dispositive power as to 0 shares of Aon common stock; and (d) shared dispositive power as to 16,307,230 shares of Aon common stock. State Street expressly disclaims beneficial ownership of all shares of Aon common stock reported in the Schedule 13G pursuant to Rule 13d-4 of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Aon has historically performed many corporate functions for us, which include, but are not limited to, employee compensation and benefits, internal audit, corporate services, treasury and investor relations, real estate, insurance, information technology, telecommunications, taxes, legal services and payroll. Also, in connection with the distribution, we will enter into certain other agreements with Aon to define our ongoing relationship with Aon after the distribution. These other agreements will define responsibility for obligations arising before and after the distribution date, including obligations relating to our employees, certain transition services and taxes. See "Our Relationship with Aon after the Distribution."

        As of December 31, 2006 and 2005, we had notes receivable from Aon of approximately $109 million and $173 million, respectively, which represent the balance of amounts loaned by us to Aon and its subsidiaries. These notes bear interest at rates ranging from 2.5% to 5.9% annually. A significant portion of the notes that remain outstanding have contractual maturities of $104 million which are due in 2009. The remainder of the notes are payable by Aon on demand by us. Expected maturities for these notes may differ from contractual maturities due to prepayments made by Aon. In connection with its application for a private letter ruling with respect to the distribution, Aon represented to the Internal Revenue Service that it intends to settle the principal and interest on the notes in full prior to the distribution.

        In connection with the distribution we intend to distribute to Aon [•] million of short-term investments, equity partnerships and preferred securities. In addition, following our incurrence of $[•] million of indebtedness in connection with the distribution and our separation from Aon, we will distribute these proceeds to Aon through a dividend and the purchase of Olympic Health Management Systems, Inc. See "Our Business—U.S. Senior Segment—Olympic Health Management Systems, Inc.—Third Party Administrator" for additional information regarding Olympic Health Management Systems, Inc.

        The Governance/Nominating Committee of our Board of Directors and/or our Board of Directors will be responsible for determining whether any conflicts of interest exist and for the review and approval of each related party transaction pursuant to a written policy to be adopted by the Governance/Nominating Committee of our Board of Directors. If we enter into a transaction that we subsequently determine is a related party transaction or a transaction that was not a related party transaction at the time it was entered into but thereafter becomes a related party transaction, then in either such case the related party transaction shall be presented to our Governance/Nominating Committee or the disinterested members of our Board of Directors, as applicable, for ratification. If such related party transaction is not ratified, then we shall take all reasonable actions to attempt to terminate our participation in that transaction.

        Factors that will be reviewed by the Governance/Nominating Committee and/or our Board of Directors, as applicable, include:

  •
  the size of the transaction and the amount payable to a related party;

  •
  the nature of the interest of the related party in the transaction;

  •
  whether the transaction may involve a conflict of interest; and

  •
  whether the transaction involves the provision of goods or services to WCS that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to WCS as would be available in comparable transactions with or involving unaffiliated third parties.

DESCRIPTION OF OUR CAPITAL STOCK

Introduction

        The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation and our by-laws, and are entirely qualified by those documents, which will be filed as exhibits to the registration statement into which this information statement is incorporated. You should read the full text of our certificate of incorporation and by-laws, which we intend to amend and restate prior to the date of distribution, as well as the provisions of applicable Delaware law.

Authorized Capital Stock

        Upon completion of the distribution, we will be authorized to issue [•] shares of common stock, par value $[•] per share, and [•] shares of preferred stock, par value $[•] per share.

Common Stock

        Voting Rights.    The holders of common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Holders of shares of common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders will need to be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.

        Dividends.    Holders of common stock will share equally on a pro rata basis in any dividends as may be declared by our Board of Directors out of funds legally available for that purpose, subject to any preferential rights of holders of any outstanding shares of preferred stock and any other class or series of stock having preference over the common stock as to dividends. See "Dividend Policy."

        Other Rights.    Upon voluntary or involuntary liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to creditors and holders of any preferred stock that may be then outstanding, all holders of common stock will be entitled to share equally on a pro rata basis in all remaining assets.

        No shares of common stock will be subject to redemption or have preemptive rights to purchase additional shares of common stock or other securities of our company. There will not be other subscription rights or conversion rights, and there will not be sinking fund provisions applicable to our common stock.

        Upon completion of the distribution, all the outstanding shares of common stock will be validly issued, fully paid and nonassessable.

        The transfer agent and registrar for our common stock is [•].

        We intend to apply to have our common stock listed on the NYSE under the symbol "[•]."

Preferred Stock

        Our Board of Directors will have the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

  •
  restricting dividends on our common stock;

  •
  diluting the voting power of our common stock;

  •
  impairing the liquidation rights of our common stock; or

  •
  delaying or preventing a change in control of our company without further action by our stockholders.

        We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise.

        The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to satisfy certain regulatory requirements or to discourage an unsolicited acquisition proposal. See "Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-Laws and Delaware Law."

        At the closing of the distribution, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF
INCORPORATION AND BY-LAWS AND DELAWARE LAW

        Some provisions of our certificate of incorporation and by-laws, which we intend to amend and restate prior to the date of distribution, and Delaware law could make the acquisition of our company by means of a tender offer, merger, proxy contest or otherwise, or the removal of our incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.

Certificate of Incorporation and By-Laws

        The following is a summary of information concerning our certificate of incorporation and by-laws as they will be in effect immediately following the distribution. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation and our by-laws, and are entirely qualified by those documents, which you must read for complete information on the terms of our certificate of incorporation and by-laws and which are included as exhibits to the registration statement of which this information statement is a part.

        Number of Directors; Filling Vacancies; Removal.    Our certificate of incorporation will provide that the number of directors will be between [•] and [•] and our Board of Directors will fix the exact number of directors to comprise our Board of Directors. Additionally, only our Board of Directors will be authorized to fill any vacancies resulting in our Board of Directors.

        Preferred Stock.    Our certificate of incorporation will authorize our Board of Directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more classes or series and to fix the designation, powers, preferences, rights, qualifications, limitations or restrictions of such series of preferred stock, which may be greater than those of our common stock. The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.

        No Stockholder Action by Written Consent; Special Meetings.    Our certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing of such stockholders. Further, our by-laws will provide that special meetings may be called only by the chairman of our Board of Directors, our chief executive officer, our president, our secretary or any officer at the request of our Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire Board of Directors. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by an officer at the request of our Board of Directors or one of the other persons named above.

        Advance Notice of Stockholder Nominations and Stockholder Proposals.    Our by-laws will have advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual meeting will be limited to (i) business specified in the notice of meeting (or supplement to the notice) given by or at the direction of our Board of Directors or a duly authorized committee thereof or (ii) business properly brought before the annual meeting by or at the direction of our Board of Directors or a duly authorized committee thereof or by a stockholder of record who has given timely written notice to our secretary of that stockholder's intention to bring such business before such meeting.

        Our by-laws will govern stockholder nominations of candidates for election as directors except with respect to the rights of holders of our preferred stock. Under our by-laws, nominations of persons for election to our Board of Directors may be made at an annual meeting by a stockholder of record on the date of giving notice to our secretary and as of the record date for the determination of stockholders entitled to vote at the meeting if the stockholder submits a timely notice of nomination. A notice of a stockholder nomination will be timely only if it is delivered to us at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days prior to or after that anniversary date (or if there has not been an annual meeting in the previous year), notice by the stockholder must be received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the annual meeting was mailed or the day of public disclosure of the date of the annual meeting was made.

        The notice of a stockholder nomination must contain specified information, including, without limitation:

  •
  the name and address of the stockholder of record making the nomination;

  •
  the class or series and number of shares of capital stock owned beneficially or of record by the stockholder;

  •
  a description of all arrangements or understandings between the stockholder and each candidate to serve as a director and any other person pursuant to which such nomination is made by the stockholder;

  •
  a representation that the stockholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice;

  •
  the name, age, business and residence addresses and principal occupation or employment of the stockholder's candidate;

  •
  the class or series and number of shares of capital stock owned beneficially or of record by the stockholder's candidate;

  •
  the consent of each candidate to serve as a director if so elected; and

  •
  such other information that would be required to be included in a proxy statement or other filings pursuant to the proxy rules of the SEC.

        Our by-laws will govern the notification process of all other stockholder proposals to be brought before an annual meeting. Under our by-laws, notice of a stockholder proposal will be timely only if it is delivered to us at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days prior to or after that anniversary date (or if there has not been an annual meeting in the previous year), notice by the stockholder must be received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the annual meeting was mailed or the day of public disclosure of the date of the annual meeting was made.

        The notice of a stockholder proposal must contain specified information, including, without limitation:

  •
  a brief description of the business to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

  •
  the name and address of the stockholder of record making the proposal;

  •
  the class or series and number of shares of capital stock owned beneficially or of record by the stockholder;

  •
  a description of all arrangements or understandings between the stockholder and any other person in connection with the proposal of such business by the stockholder and any material interest of the stockholder in the business; and

  •
  a representation that the stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the annual meeting.

        If the chairman of the meeting determines that the stockholder nomination or proposal was not properly brought before the meeting in accordance with the provisions of our certificate of incorporation or by-laws, as the case may be, that person will not be eligible for election as a director or that business will not be conducted at the meeting.

        These advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, these advance notice provisions may deter a third party from conducting a solicitation to elect its own slate of directors or approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

        Amendment of the Certificate of Incorporation and By-Laws.    Under Delaware law, the stockholders of a corporation have the right to adopt, amend or repeal the by-laws and, with the approval of the Board of Directors, the certificate of incorporation of a corporation. In addition, under Delaware law, if the certificate of incorporation so provides, the by-laws may be adopted, amended or repealed by the Board of Directors.

Delaware Anti-Takeover Law

        Our certificate of incorporation, once amended and restated, will exempt us from the application of Section 203 of the Delaware General Corporation Law, an anti-takeover law.

        In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person become an interested stockholder, unless the business combination or transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for shares of our common stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION
OF OUR DIRECTORS AND OFFICERS

Limitation of Liability of Directors

        Our certificate of incorporation, once amended and restated, will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

  •
  for any breach of their duty of loyalty to the corporation or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends of unlawful stock repurchases or redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

        Our certificate of incorporation, once amended and restated, will provide that each person who is, or was, or has agreed to become a director or officer of WCS, and each person who is, or was, or has agreed to serve at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified by us to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended. However, no indemnification will be provided to any director, officer, employee or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of our Board of Directors. The certificate of incorporation, once amended and restated, will provide that this right to indemnification will not be exclusive of any other right which any person may otherwise have or acquire. The certificate of incorporation, once amended and restated, will also permit us to secure and maintain insurance on behalf of any director, officer, employee or agent and each person who is, or was, serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against and incurred by such person in any such capacity for any liability arising out of his or her actions in such capacity.

        We intend to obtain directors and officers liability insurance for the benefit of our directors and officers.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement, of which this information statement constitutes a part, under the Exchange Act with respect to our common stock being received by holders of Aon common stock in the distribution. This information statement does not contain all of the information set forth in the registration statement. For further information with respect to our business and our common stock being received by holders of Aon common stock in the distribution, please refer to the registration statement. While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit. You may read and copy all or any portion of the registration statement at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, such as Aon and WCS, that file electronically with the SEC. Upon effectiveness of our registration statement on Form 10 of which this information statement forms a part, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's website.

        You also can find additional information about Aon and WCS at www.aon.com and www.combined.com, respectively. The information contained in those websites does not constitute a part of this information statement.

        We intend to furnish our stockholders with annual reports containing consolidated financial statements (beginning with the year ending December 31, 200[•]) audited, and with an opinion expressed by, an independent registered public accounting firm.

        You should rely only on the information contained in this information statement and other documents referred to in this information statement. Neither we nor Aon has authorized anyone to provide you with information that is different. This information statement is being furnished by Aon solely to provide information to Aon stockholders who will receive WCS common stock in the distribution. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of Aon or WCS. We and Aon believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date of this information statement, and neither we nor Aon will update the information except to the extent required in the normal course of our respective public disclosure practices and as required pursuant to the federal securities laws.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Income for the six months ended June 30, 2007 and 2006 (unaudited) and for each of the three years in the period ended December 31, 2006	F-3
Combined Statements of Financial Position as of June 30, 2007 (unaudited) and December 31, 2006 and 2005	F-4
Combined Statements of Invested Equity as of June 30, 2007 (unaudited) and for each of the three years in the period ended December 31, 2006 (unaudited) and December 31, 2005, 2004 and 2003	F-5
Combined Statements of Cash Flows for the six months ended June 30, 2007 and 2006 (unaudited) and for each of the three years in the period ended December 31, 2006	F-6
Notes to Combined Financial Statements	F-7
Schedule I—Consolidated Summary of Investments—Other than Investments in Related Parties	F-40
Schedule III—Supplementary Insurance Information	F-41
Schedule IV—Reinsurance	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and the Stockholders
Aon Corporation

        We have audited the accompanying combined statements of financial position as of December 31, 2006 and 2005 of the corporations set forth in Note 1, called WCS Global Holdings, and the related combined statements of income, invested equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of WCS Global Holdings at December 31, 2006 and 2005, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        As discussed in Note 1 to the financial statements, in 2006 the Company changed its method of accounting for stock-based compensation and defined benefit pension and postretirement plans.

Chicago, Illinois
November 9, 2007

WCS Global Holdings

Combined Statements of Income

	For the six months ended June 30,
			For the years ended December 31,
(millions)
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)
REVENUE
Premiums	$1,061	$960	$1,962	$1,729	$1,663
Other income	11	13	27	16	11
Net investment income	83	67	142	129	110
Realized investment gains (losses)	(1)	(3)	(4)	—	11

Total revenue	1,154	1,037	2,127	1,874	1,795

BENEFITS AND EXPENSES
Benefits to policyholders	634	521	1,093	915	879
General expenses	353	368	757	697	698
Depreciation and amortization	6	6	15	17	16

Total benefits and expenses	993	895	1,865	1,629	1,593

INCOME BEFORE INCOME TAX	161	142	262	245	202
Provision for income tax	56	49	83	80	71

Net Income	$105	$93	$179	$165	$131

See accompanying notes to combined financial statements.

WCS Global Holdings

Combined Statements of Financial Position

		As of December 31,
(millions)	As of June 30, 2007
		2006	2005
	(unaudited)
ASSETS
INVESTMENTS
Fixed maturities at fair value	$2,754	$2,596	$2,480
Equity securities at fair value	38	61	38
Short-term investments	335	187	162
Other investments	114	115	138

Total investments	3,241	2,959	2,818
CASH	5	9	7
RECEIVABLES
Premium and other receivables	34	74	71
Notes receivable from Aon Corporation	109	108	173
Accrued investment income	38	36	34

Total receivables	181	218	278
CURRENT INCOME TAX RECEIVABLE	20	39	24
DEFERRED INCOME TAXES	11	6	—
DEFERRED POLICY ACQUISITION COSTS	655	627	580
GOODWILL AND OTHER INTANGIBLE ASSETS	12	13	15
PROPERTY AND EQUIPMENT, NET	42	41	42
REINSURANCE RECOVERABLES	437	471	480
OTHER ASSETS	7	27	21

TOTAL ASSETS	$4,611	$4,410	$4,265

LIABILITIES AND INVESTED EQUITY
POLICY LIABILITIES
Future policy benefits	$1,942	$1,857	$1,728
Policy and contract claims	530	508	454
Unearned and advanced premiums	306	276	261
Other policyholder funds	27	25	21

Total policy liabilities	2,805	2,666	2,464
GENERAL LIABILITIES
General expenses and other liabilities	179	227	226
Deferred income taxes	—	—	13

TOTAL LIABILITIES	2,984	2,893	2,703
INVESTED EQUITY
Aon Corporation's capital investment	359	346	324
Retained earnings	1,276	1,171	1,242
Accumulated other comprehensive loss	(8)	—	(4)

TOTAL INVESTED EQUITY	1,627	1,517	1,562

TOTAL LIABILITIES AND INVESTED EQUITY	$4,611	$4,410	$4,265

See accompanying notes to combined financial statements.

WCS Global Holdings

Combined Statements of Invested Equity

(millions)	Aon Corporation's Capital Investment	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Invested Equity	Comprehensive Income
January 1, 2004	$249	$1,117	$4	$1,370
Net income	—	131	—	131	$131
Net derivative losses	—	—	(5)	(5)	(5)
Net unrealized investment gains	—	—	1	1	1
Net foreign exchange translation	—	—	40	40	40
Increase in minimum pension liability	—	—	(3)	(3)	(3)

Comprehensive income					$164

Dividends	—	(71)	—	(71)
Net transfers, including taxes	83	—	—	83

December 31, 2004	332	1,177	37	1,546
Net income	—	165	—	165	$165
Net derivative gains	—	—	4	4	4
Net unrealized investment losses	—	—	(24)	(24)	(24)
Net foreign exchange translation	—	—	(24)	(24)	(24)
Decrease in minimum pension liability	—	—	3	3	3

Comprehensive income					$124

Dividends	—	(100)	—	(100)
Net transfers, including taxes	(8)	—	—	(8)

December 31, 2005	324	1,242	(4)	1,562
Net income	—	179	—	179	$179
Net derivative gains	—	—	1	1	1
Net unrealized investment losses	—	—	(21)	(21)	(21)
Net foreign exchange translation	—	—	40	40	40

Comprehensive income					$199

Dividends	—	(250)	—	(250)
Net transfers, including taxes	22	—	—	22
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	(16)	(16)

December 31, 2006	346	1,171	—	1,517
Net income (unaudited)	—	105	—	105	$105
Net unrealized investment losses (unaudited)	—	—	(28)	(28)	(28)
Net foreign exchange translation (unaudited)	—	—	20	20	20

Comprehensive income (unaudited)					$97

Net transfers, including taxes (unaudited)	13	—	—	13

June 30, 2007 (unaudited)	$359	$1,276	$(8)	$1,627

See accompanying notes to combined financial statements.

WCS Global Holdings

Combined Statements of Cash Flows

	For the six months ended June 30,
			For the years ended December 31,
(millions)
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$105	$93	$179	$165	$131
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation expense	5	5	13	14	12
Amortization of intangible assets	1	1	2	3	4
Stock compensation expense	6	4	8	2	2
Valuation changes on investments, income (loss) on disposals and net bond amortization	3	12	18	11	4
Income taxes	35	(18)	(25)	(43)	22
Change in assets and liabilities
Net receivables	43	56	—	(10)	61
Reinsurance receivables and prepaid reinsurance premiums	30	61	5	(17)	55
Deferred policy acquisition costs	(19)	(23)	(18)	(3)	13
Other assets	19	(5)	(4)	(7)	45
Policy liabilities	80	33	143	115	32
General expenses and other liabilities	(50)	(66)	(22)	33	(86)

CASH PROVIDED BY OPERATING ACTIVITIES	258	153	299	263	295

CASH FLOWS FROM INVESTING ACTIVITIES
Sale of investments
Fixed maturities
Maturities	47	45	101	55	117
Calls and prepayments	41	73	144	152	88
Sales	338	508	836	1,453	892
Equity securities	30	—	2	2	4
Other investments	2	17	19	5	117
Purchase of investments
Fixed maturities	(572)	(635)	(1,178)	(1,921)	(1,492)
Equity securities	—	(9)	(30)	(9)	—
Other investments	—	(1)	(1)	(1)	(4)
Short-term investments—net	(143)	(85)	5	101	4
Property and equipment and other — net	(5)	(6)	(11)	(6)	(7)

CASH USED BY INVESTING ACTIVITIES	(262)	(93)	(113)	(169)	(281)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends	—	(95)	(250)	(100)	(9)
Net receipts (disbursements) on notes receivable from Aon Corporation	(1)	36	65	8	6

CASH USED BY FINANCING ACTIVITIES	(1)	(59)	(185)	(92)	(3)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	1	—	1	—	—

INCREASE (DECREASE) IN CASH	(4)	1	2	2	11
CASH AT BEGINNING OF YEAR	9	7	7	5	(6)

CASH AT END OF PERIOD	$5	$8	$9	$7	$5

See accompanying notes to combined financial statements.

Notes to Combined Financial Statements

1.    Summary of Significant Accounting Principles and Practices

Background

        In July 2007, Aon Corporation ("Aon") announced its intention to spin off its supplemental accident & health, life and Medicare-related insurance underwriting businesses to its stockholders as an independent company (the "Distribution") and to explore strategic options, including responding to inquiries from potential buyers. The Distribution is subject to a tax ruling by the Internal Revenue Service regarding the tax-free nature of the Distribution to stockholders, various conditions, including various regulatory approvals, and final approval of the Aon Board of Directors. After the Distribution, Aon's supplemental accident & health, life and Medicare-related insurance underwriting businesses will be owned by WCS Global Holdings, currently a wholly-owned subsidiary of Aon that was incorporated in Delaware in October 2007. The primary subsidiaries of Aon that will comprise WCS Global Holdings are Combined Insurance Company of America ("CICA"), the principal insurance subsidiary that underwrites supplemental accident & health and life insurance business, CICA's subsidiaries and Olympic Health Management Systems, Inc. ("Olympic"), a third-party administrator.

Basis of Presentation

        The combined financial statements have been derived from the financial statements and accounting records of Aon using the historical results of operations and historical bases of the assets and liabilities of Aon's supplemental accident & health, life and Medicare-related insurance underwriting businesses. The combined financial statements include the operations of CICA and its subsidiaries and Olympic. Prior to the distribution, CICA and Olympic will be transferred to WCS. The combination of these entities has been defined as WCS Global Holdings ("WCS" or "the Company") for the purposes of these financial statements. The historical financial results in the accompanying combined financial statements may not be indicative of WCS's financial position, results of operations, and cash flows in the future or what its financial position, results of operations, and cash flows would have been had the Company been operating as a separate, stand-alone company during the periods presented.

        The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles. These statements include estimates and assumptions that affect the amounts reported. Actual results could differ from the amounts reported. All material intercompany accounts and transactions have been eliminated.

Unaudited Interim Financial Information

        The accompanying unaudited financial statements as of June 30, 2007 and for the six months ended June 30, 2007 and 2006 have been prepared in accordance with U.S. generally accepted accounting principles and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The unaudited financial statements as of June 30, 2007 and for the six month periods ended June 30, 2007 and 2006 have been prepared on the same basis as the financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included herein (except as discussed in Note 1, Changes in Accounting Principles), and in the opinion of management, reflect all adjustments, consisting of normal and recurring accruals, considered necessary to present fairly the Company's financial position as of June 30, 2007 and the results of its operations and its cash flows for the six month periods ended June 30, 2007 and 2006. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007 or for any other period.

Premiums

        In general, for accident and health products, premiums are reported as earned in proportion to insurance protection provided over the period covered by the policies. For life products, premiums are recognized as revenue when due.

Other Income

        Other income amounts include certain fee revenues from non-insurance products, administrative fee-for-service arrangements, and amounts related to universal life-type policy products.

Reinsurance

        Certain premiums are ceded to other insurance companies under reinsurance arrangements. Reinsurance premiums, commissions and expense reimbursements on reinsured business are accounted for consistently with the accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits to policyholders ceded to other companies have been reported as a reduction of premium revenue and benefits to policyholders. Reinsurance receivables and prepaid reinsurance premium amounts are reported as assets.

Income Taxes

        The Company's financial statements recognize current and deferred income taxes as if the Company were a separate taxpayer rather than a member of the parent company's consolidated income tax return group. Differences between the Company's separate company income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company's tax sharing arrangement with the parent company have been recognized as capital contributions to or from the parent company.

        Deferred income taxes are provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect. A valuation allowance is recognized when, based on available evidence, it is more likely that not that a deferred tax asset may not be realized.

Invested Equity

        Prior to the Distribution, WCS will amend its Certificate of Incorporation to reflect the yet to be determined authorized capital stock. Allocation of invested equity between WCS common stock and additional paid-in capital at the Distribution date has not yet been determined.

Investments

        Short-term investments include certificates of deposit, money market funds and highly liquid debt instruments purchased with maturities in excess of three months and up to one year and are carried at amortized cost, which approximates fair value.

        Fixed-maturity securities are classified as available for sale and are reported at fair value based on quoted market prices. The amortized cost of fixed-maturity securities is adjusted for amortization of premiums and the accretion of discounts to maturity, which are included in net investment income in the accompanying combined statements of income.

        Unrealized gains and losses on fixed-maturity securities and marketable equity securities are excluded from income and are recorded directly in invested equity as accumulated other comprehensive income or loss, net of deferred income taxes.

        Marketable equity securities include non-redeemable preferred stocks, publicly traded common stocks and other common and preferred stocks not publicly traded and are carried at fair value.

        Policy loans are generally carried at cost or unpaid principal balance. The company had policy loans of approximately $56 million and $59 million at December 31, 2006 and 2005, which are included in other investments in the accompanying combined statements of financial position.

        Limited partnership investments are reported using the equity method of accounting. Certain of the limited partnerships in which WCS invests have holdings in publicly-traded equity securities. Changes in market value of these indirectly-held equity securities flow through the limited partnerships' financial statements. The Company's proportionate share of these valuation changes is included in net investment income.

        Endurance common stock and warrants—The Company and its affiliates previously held investments in common stock and stock purchase warrants in Endurance Specialty Holdings, Ltd. ("Endurance"), a Bermuda-based insurance and reinsurance company. In 2004, the Company sold its common stock investment to a third party, which resulted in a gain of $5 million. The stock purchase warrants allowed the Company to purchase additional Endurance common stock through December 2011. The warrants were recorded in the financial statements at fair value, with changes in fair value included in net investment income. There was no net change in value during 2004, and a net increase in value of $2 million in 2005. At December 31, 2005, the Endurance warrants were valued at approximately $18 million, and were included in other investments in the combined statements of financial position. On March 31, 2006, the Company contributed the warrants to an affiliated pension plan. The change in fair value during 2006 was a decrease of $4 million.

        Limited Partnership Securitization—The Company and its affiliates previously held fixed-maturity investments in Private Equity Partnership Structures I, LLC ("PEPS I"), a Qualified Special Purpose Entity ("QSPE") which were rated as investment grade by Standard & Poor's Ratings Services. The Company held PEPS I fixed-maturity securities of $49 million at December 31, 2005, which were included in other investments in the accompanying combined statements of financial position. These fixed-maturity securities were redeemed in full in 2006. No gain or loss was recognized on the redemption.

        As part of the PEPS I transaction, the Company, along with other Aon entities are required to purchase additional fixed-maturity securities from PEPS I in an amount equal to the unfunded limited partnership commitments as they are requested. As of June 30, 2007, unfunded commitments amounted to $44 million. These commitments have specific expiration dates and the general partners may decide not to draw on these commitments.

        General—Realized gains and losses on the disposal of investments are calculated using the first-in, first-out method and are reported as realized investment gains and losses in the accompanying combined statements of income.

        Declines in the fair value of investments are evaluated for other-than-temporary impairment on a quarterly basis. The assessment of whether impairments have occurred is based on management's evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors and all relevant information about the security issuer and uses its best judgment in evaluating the cause of the decline and the prospects for recovery in the near-term. Impairment losses for declines in the value of investments which are attributable to issuer-specific events are evaluated on a case-by-case basis and recognized when the decline in fair value is judged to be other-than-temporary. For fixed-maturity investments with unrealized losses due to market conditions or industry-related events, the Company has the positive intent and ability to hold the investment until recovery or maturity. For these investments, the decline in value is considered to be temporary.

        Accounting policies relating to derivative financial instruments are discussed in Note 11.

Cash

        Cash includes cash balances and short-term investments with initial maturities of three months or less.

Allowance for Doubtful Accounts

        The Company estimates the allowance for doubtful accounts based on a historical evaluation of write-offs, aging of balances and other qualitative and quantitative analyses. The allowance for doubtful accounts was $4 million at December 31, 2006, which is included in Premium and other receivables in the accompanying combined statement of financial position. No allowance for doubtful accounts was required at December 31, 2005.

Deferred Policy Acquisition Costs

        Costs that vary with and are primarily attributable to the production of new and renewal business, principally the excess of new commissions over renewal commissions, and certain underwriting and sales expenses have been deferred. For long-duration life and health products, amortization of deferred policy acquisition costs is related to, and based on, the expected premium revenues of the policies. In general, amortization is adjusted to reflect current withdrawal experience and is included in general expenses. Expected premium revenues are estimated using the same assumptions used in estimating future policy benefits. For short-duration health insurance products, costs of acquiring and renewing business are generally expensed as paid.

        Activity in Deferred Policy Acquisition Costs is summarized as follows:

	Years ended December 31,
(millions)
	2006	2005	2004
Balance at beginning of year	$580	$602	$595
Amortization	(99)	(109)	(125)
Deferral	116	114	109
Foreign exchange translation	30	(27)	23

Balance at end of year	$627	$580	$602

Property and Equipment

        Property and equipment is stated at cost, less accumulated depreciation. Depreciation is generally calculated using the straight-line method over the estimated useful lives of the related assets. Internal use software is software that is acquired, internally developed or modified solely to meet internal needs, with no plan to market externally. Costs related to directly obtaining, developing or upgrading internal use software are capitalized. These costs are generally amortized using the straight-line method over a range of 3 to 5 years. The weighted-average original life of software at December 31, 2006 is 4 years.

        The components of net property and equipment are as follows:

		As of December 31,
(millions)	As of June 30, 2007
		2006	2005
	(unaudited)
Land and buildings	$43	$44	$48
Furniture, fixtures and equipment	46	40	32
Computer equipment	30	28	23
Software	23	22	14
Leasehold improvements	7	7	5
Automobiles	3	3	3

	152	144	125
Less: accumulated depreciation	110	103	83

Property and equipment, net	$42	$41	$42

        Depreciation expense for the six months ended June 30, 2007 was $5 million, and for the years ended December 31, 2006, 2005 and 2004 was $13 million, $14 million and $12 million, respectively.

Goodwill and Other Intangible Assets

        Goodwill represents the excess of cost over the fair market value of the net assets acquired and was $11 million at June 30, 2007, December 31, 2006 and December 31, 2005. Goodwill is not amortized but is instead subject to impairment testing at least annually. The impairment testing requires the Company to compare its fair value to its carrying value to determine if there is potential impairment of goodwill. Fair value is estimated based on various valuation approaches. In 2006 and 2005, the Company completed its annual impairment review that affirmed there was no impairment as of October 1 (the annual evaluation date).

        Other intangible assets represent the future profits of purchased books of business. The gross carrying amount and accumulated amortization of the Company's other intangible assets are as follows:

		As of December 31,
(millions)	As of June 30, 2007
		2006	2005
	(unaudited)
Gross carrying amount	$23	$23	$23
Accumulated amortization	22	21	19

Net carrying amount	$1	$2	$4

        The cost of other intangible assets is being amortized over 5 to 10 years, with a weighted average original life of 8.7 years. Amortization expense for intangible assets for the year ending December 31, 2007 is estimated to be $2 million.

Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate fair values of financial instruments, which are included in Note 11:

        Cash and cash equivalents, including short-term investments:    Carrying amounts approximate fair value.

        Fixed-maturity and marketable equity securities:    Fair value is based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services.

        Derivative financial instruments:    Fair value is based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

        Other investments are comprised of policy loans, private equity investments and limited partnerships.

    Policy loans:    Fair value is estimated using discounted cash flow analysis, using interest rates currently being offered for similar loans to borrowers with similar credit ratings.

    Private equity investments and limited partnerships:    Carrying amounts approximate fair value, as it is generally not practical to estimate fair value without incurring excessive costs.

        Notes receivable from Aon:    Fair value is estimated using discounted cash flow analyses based on interest rates currently being offered for similar types of borrowing arrangements.

        Deposit-type contracts:    Fair value is estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

        Notes payable allocated by Aon:    Fair value is based on estimates using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements.

Policy Liabilities

        Future policy benefit liabilities have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations. Interest assumptions are graded and range from 2% to 6% at December 31, 2006. The interest assumption used on most current issues is a level 4%. Withdrawal assumptions are based principally on insurance subsidiaries' experience and vary by plan, year of issue and duration.

        Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred but not yet reported. These claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. The estimates are subject to the effects of trends in claim severity and frequency. The process of estimating and establishing policy and contract liabilities is inherently uncertain and the actual ultimate cost of a claim may vary materially from the estimated amount reserved. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

        Unearned premiums generally are calculated using the pro rata method based on gross premiums. The Company considers anticipated investment income in determining whether a premium deficiency exists.

Foreign Currency Translation

        The net assets of the Company's foreign operations are translated into U.S. dollars based on exchange rates in effect at the end of each period, and revenues and expenses are translated at average exchange rates during the periods. Net foreign exchange gains and losses on translation are reported in invested equity, within accumulated other comprehensive income or loss ("OCI"), net of applicable deferred income taxes. Currency transaction gains and losses are immaterial for all periods presented.

Stock-based Compensation

        Certain employees of the Company participate in Aon's stock incentive plans. Stock-based compensation expense related to these employees is included in the accompanying combined financial statements, for awards that are expected to vest. Stock-based compensation is discussed further in Note 10.

Changes in Accounting Principles

Stock Compensation Plans

        Prior to 2006, the Company was subject to Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its participation in Aon's stock-based compensation plans. Under APB Opinion No. 25, no compensation expense was recognized for stock options when the exercise price of the options equaled the market price of the stock at the date of grant. Compensation expense was recognized on a straight-line basis over the vesting period for stock awards based on the market price at the date of the award, and for options with an exercise price less than the market price at the date of grant based on the intrinsic value at the date of grant.

        On January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), Share-Based Payment ("Statement No. 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payments to employees including grants of employee stock options and awards as well as employee stock purchases related to Aon's Employee Stock Purchase Plan, based on estimated fair value. The Company adopted Statement No. 123 (R) using the modified prospective transition method and, accordingly, the Company's combined financial statements for prior periods have not been restated. The Company's combined financial statements as of and for the year ended December 31, 2006 reflect the impact of Statement No. 123(R).

        Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period, which has been reduced for estimated forfeitures. Statement No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense has been allocated to the Company based on options and awards issued to the Company's employees. Stock-based compensation expense recognized in the Company's combined statements of income for the year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of Statement No. 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of Statement No. 123(R). See Note 10 for further discussion of the effect of adopting Statement No. 123(R) on the Company's combined financial statements.

        Upon adoption of Statement No. 123(R), the Company also changed its method of valuation for stock options granted beginning in 2006 to a lattice-binomial option-pricing model from the Black-Scholes option-pricing model, which was previously used for the Company's pro forma information required under Statement No. 123.

Pensions and Other Postretirement Plans

        In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R). Statement No. 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. The Company adopted Statement No. 158 on December 31, 2006. The effect of adopting Statement No. 158 on the Company's financial condition at December 31, 2006 has been included in the accompanying 2006 combined financial statements. Adoption of the measurement date provisions of Statement No. 158 resulted in the Company changing the measurement date of its pension plan (previously September 30) to December 31. Retrospective application of the provisions of Statement No. 158 to prior periods is not permitted. See Note 9 for further details of the effect of adopting Statement No. 158 on the Company's combined financial statements.

Accounting for Uncertainty in Income Taxes

        In July 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes which are recognized in a company's financial statements in accordance with Statement No. 109. FIN 48 prescribes recognition and measurement provisions for a tax position taken, or expected to be taken, in a company's tax return.

        The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company did not recognize any material adjustments in the liability for unrecognized tax benefits. As of June 30, 2007, the Company had no gross unrecognized tax benefits.

        The Company recognizes interest and penalties related to unrecognized income tax benefits in its provision for income taxes. As of June 30, 2007, the Company had no accrued interest and penalties related to unrecognized tax benefits.

        The Company has substantially concluded all U.S. federal income tax matters for years through 2004. All material state and local income tax jurisdiction examinations have been concluded for years through 2001. The Company's primary international jurisdictions have concluded income tax examinations through 2000.

Deferred Acquisition Costs

        In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. The SOP also addresses the proper accounting method for the unamortized deferred acquisition costs for each type of internal replacement or other contract change. The Company is required to adopt SOP 05-1 as of January 1, 2007. The Company is evaluating the impact of the SOP, but does not expect it to have a material impact on the Company's combined financial statements.

2.    Relationship and Transactions with Aon

        In the U.S., Aon provides certain services to the Company which include, but are not limited to, employee compensation and benefits, internal audit, corporate services, treasury and investor relations, real estate, insurance, information technology, telecommunications, taxes, legal services and payroll. These services totaled approximately $57 million, $50 million and $53 million for the years ended December 31, 2006, 2005 and 2004, respectively, and are reported in general expenses in the accompanying combined statements of income. A similar relationship existed in Europe between the Company and a subsidiary of Aon, London General Holdings ("LGH"), which was sold as part of the Aon Warranty Group transaction in November 2006. Prior to the sale, services provided by LGH totaled approximately $43 million, $38 million and $39 million for the years ended December 31, 2006, 2005 and 2004, respectively, and are reported in general expenses in the accompanying combined statements of income. After the sale of LGH, the Company formed a wholly-owned subsidiary to provide similar services. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had the Company been a separate stand-alone entity. As such, the financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses are reasonable. The allocation methods include relative revenue, headcount, square footage, transaction processing costs and adjusted operating expenses.

        Notes receivable from Aon represent the balance of amounts loaned to Aon and its subsidiaries. The interest rates on these notes range from 2.5% to 5.9%. Contractual maturities of notes receivable from Aon are $104 million in 2009. The remainder of the notes are payable on demand. Expected maturities may differ from contractual maturities due to prepayments. In connection with its application for a private letter ruling with respect to the Distribution, Aon represented to the Internal Revenue Service that it intends to settle the principal and interest on the notes in full prior to the Distribution.

        Pursuant to the plan to distribute the shares of the Company to Aon's common stockholders, Aon and the Company will enter into several agreements, including a distribution agreement, employee benefits agreement, tax sharing and disaffiliation agreement, a transition services agreement, and an insurance administration agreement.

3.    Other Comprehensive Income (Loss)

        The components of other comprehensive income (loss) and the related tax effects for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Years ended December 31,
	2006			2005			2004
(millions)	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
Net derivative losses arising during year	$—	$—	$—	$(2)	$2	$—	$(7)	$2	$(5)
Reclassification adjustment	2	(1)	1	7	(3)	4	—	—	—

Net change in derivative gains (losses)	2	(1)	1	5	(1)	4	(7)	2	(5)
Unrealized holding gains (losses) arising during the year	(49)	15	(34)	(44)	15	(29)	3	(1)	2
Reclassification adjustment	19	(6)	13	8	(3)	5	(2)	1	(1)

Net change in unrealized investment gains (losses)	(30)	9	(21)	(36)	12	(24)	1	—	1
Minimum pension liability	—	—	—	5	(2)	3	(5)	2	(3)
Net foreign exchange translation	49	(9)	40	(30)	6	(24)	51	(11)	40

Total other comprehensive income (loss)	$21	$(1)	$20	$(56)	$15	$(41)	$40	$(7)	$33

        The components of comprehensive income, net of tax, for the six months ended June 30, 2007 and 2006, are as follows:

	Six months ended June 30,
(millions)
	2007	2006
	(unaudited)	(unaudited)
Net income	$105	$93
Net unrealized investment losses	(28)	(49)
Net foreign exchange gains	20	16

Comprehensive income	$97	$60

        The components of accumulated other comprehensive income (loss), net of related tax, are as follows:

		As of December 31,
(millions)	As of June 30, 2007
		2006	2005	2004
	(unaudited)
Net derivative losses	$—	$—	$(1)	$(5)
Net unrealized investment gains (losses)	(61)	(33)	(12)	12
Net foreign exchange translation	69	49	9	33
Pension plan	(16)	(16)	—	(3)

Accumulated other comprehensive income (loss)	$(8)	$—	$(4)	$37

4.    Investments

        The components of net investment income are as follows:

	Years ended December 31,
(millions)
	2006	2005	2004
Fixed maturities	$120	$105	$87
Equity securities	5	2	3
Limited partnerships—equity earnings	2	1	1
Short-term investments	10	10	6
Other investments:
Interest, dividends and other income	7	6	4
Endurance—warrants income (loss)	(4)	2	—
Endurance—equity earnings	—	—	7
Affiliate investment income	5	6	6

Total	8	14	17

Gross investment income	145	132	114
Less: investment expenses	3	3	4

Net investment income	$142	$129	$110

        Realized investment gains (losses) are as follows:

	Years ended December 31,
(millions)
	2006	2005	2004
Fixed maturities:
Gross gains	1	10	2
Gross losses(1)	(4)	(1)	(1)
Equity securities:
Gross gains	1	—	1
Gross losses(1)	(1)	—	—
Other investments(1)	(1)	(9)	9

Total realized gains (losses)	$(4)	$—	$11

(1)
Includes other-than-temporary impairment write-downs of $1 million, $7 million and $2 million in 2006, 2005 and 2004, respectively.

        The components of net unrealized investment gains (losses) are as follows:

	Years ended December 31,
(millions)
	2006	2005	2004
Fixed maturities	$(43)	$(18)	$16
Equity securities	(3)	—	1
Other investments	(3)	(1)	—
Deferred taxes	16	7	(5)

Net unrealized investment gains (losses)	$(33)	$(12)	$12

        The pretax changes in net unrealized investment gains (losses) are as follows:

	Years ended December 31,
(millions)
	2006	2005	2004
Fixed maturities	$(25)	$(34)	$19
Equity securities	(3)	(1)	(5)
Other investments	(2)	(1)	(13)

Total	$(30)	$(36)	$1

        The amortized cost and fair value of investments in fixed maturities by type and equity securities are as follows:

(millions) As of December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government:
U.S. government, states and political subdivisions	$214	$1	$(4)	$211
Foreign governments:
Canada	480	1	(4)	477
U.K.	194	—	(5)	189
Other	455	1	(8)	448

Total foreign governments	1,129	2	(17)	1,114
Corporate securities:
Basic materials	65	—	(2)	63
Consumer cyclical	41	—	(1)	40
Consumer staples	42	—	(1)	41
Energy	103	—	(3)	100
Financial	442	1	(10)	433
Technology	98	—	(3)	95
Utilities	82	1	(2)	81
Other	57	—	(1)	56

Total	930	2	(23)	909
Mortgage- and asset-backed securities	366	1	(5)	362

Total fixed maturities	2,639	6	(49)	2,596
Total equity securities	65	2	(6)	61

Total	$2,704	$8	$(55)	$2,657

(millions) As of December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government:
U.S. government, states and political subdivisions	$257	$1	$(4)	$254
Foreign governments:
Canada	480	3	(4)	479
U.K.	134	1	—	135
Other	404	5	(4)	405

Total foreign governments	1,018	9	(8)	1,019
Corporate securities:
Basic materials	61	—	(1)	60
Consumer cyclical	30	—	(1)	29
Consumer staples	40	—	(1)	39
Diversified	71	—	—	71
Energy	93	1	(1)	93
Financial	427	2	(7)	422
Technology	98	—	(2)	96
Utilities	57	—	(1)	56
Other	28	—	—	28

Total	905	3	(14)	894
Mortgage- and asset-backed securities	318	—	(5)	313

Total fixed maturities	2,498	13	(31)	2,480
Total equity securities	38	—	—	38

Total	$2,536	$13	$(31)	$2,518

        The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 2006 are as follows:

(millions)	Amortized Cost	Fair Value
Due in one year or less	$113	$112
Due after one year through five years	816	803
Due after five years through ten years	1,011	995
Due after ten years	333	324
Mortgage- and asset-backed securities	366	362

Total fixed maturities	$2,639	$2,596

        Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The following table analyzes our investment positions with unrealized losses segmented by type and period of continuous unrealized loss as of December 31, 2006.

	Investment Grade
($ in millions)	0-6 Months	6 - 12 Months	>12 Months	Total
FIXED MATURITIES
U.S. government and agencies
# of positions	6	12	30	48
Fair Value	$20	$35	$120	$175
Amortized Cost	20	35	124	179
Unrealized Loss	—	—	(4)	(4)
Foreign governments
# of positions	27	53	39	119
Fair Value	$403	$377	$220	$1,000
Amortized Cost	407	386	224	1,017
Unrealized Loss	(4)	(9)	(4)	(17)
Corporate securities
# of positions	78	88	253	419
Fair Value	$160	$202	$423	$785
Amortized Cost	162	207	439	808
Unrealized Loss	(2)	(5)	(16)	(23)
Mortgage- and asset-backed securities
# of positions	31	7	307	345
Fair Value	$36	$9	$198	$243
Amortized Cost	36	9	203	248
Unrealized Loss	—	—	(5)	(5)
TOTAL FIXED MATURITIES
# of positions	142	160	629	931
Fair Value	$619	$623	$961	$2,203
Amortized Cost	625	637	990	2,252
Unrealized Loss	(6)	(14)	(29)	(49)
% of Total Unrealized Loss	11%	25%	53%	89%
	Non-Investment Grade
	0-6 Months	6 - 12 Months	>12 Months	Total
EQUITY SECURITIES
# of positions	3	1	—	4
Fair Value	$20	$12	$—	$32
Amortized Cost	23	15	—	38
Unrealized Loss	(3)	(3)	—	(6)
% of Total Unrealized Loss	6%	5%	—%	11%

        For categorization purposes, the Company considers any rating of Baa or higher by Moody's Investor Services or equivalent rating agency to be investment grade. The Company had no fixed maturities below investment grade with an unrealized loss.

        The fixed-maturity portfolio in total had a $49 million gross unrealized loss at December 31, 2006 and is subject to interest rate, market and credit risks. No single position had an unrealized loss greater than $3 million. With a carrying value of approximately $2.6 billion at December 31, 2006, the total fixed-maturity portfolio is approximately 100% investment grade based on market value. Fixed-maturity securities with an unrealized loss are approximately 100% investment grade and have a weighted average rating of "Aa" based on amortized cost. The non publicly-traded fixed maturity portfolio had a carrying value of $193 million. Valuations of these securities primarily reflect the fundamental analysis of the issuer and current market price of comparable securities.

        The equity portfolio is comprised of non-redeemable preferred stocks, publicly traded common stocks and other common and preferred stocks not publicly traded. This portfolio had $6 million of gross unrealized losses at December 31, 2006 and is subject to interest rate, market, credit, illiquidity, concentration and operational performance risks.

        The aggregate carrying value of the Company's cost method investment is approximately $50 million as of December 31, 2006 and 2005. The Company invested in a joint venture in 1997 that is focused on making strategic acquisitions in the transportation industry. The Company has evaluated the investment for impairment on an annual basis, and concluded that no impairment exists.

        Securities on deposit for regulatory authorities as required by law amounted to $442 million at December 31, 2006.

5.    Lease Commitments

        The Company has noncancelable operating leases for certain office space, equipment and automobiles. These leases expire at various dates and may contain renewal and expansion options. In addition to base rental costs, occupancy lease agreements generally provide for rent escalations resulting from increased assessments for real estate taxes and other charges. The Company is also allocated costs for office space from Aon. Cost allocations for this space are included in the combined statements of income in general expenses.

        Including the historical cost allocation from Aon, rental expenses for all operating leases were $9 million, $8 million and $8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

        Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2006 are as follows:

(millions)
2007	$10
2008	8
2009	6
2010	5
2011	4
Later years	10

Total minimum payments required	$43

        The Company also guarantees certain leases for other Aon entities.

6.    Income Taxes

        The Company and its principal domestic operations are included in Aon's consolidated life-nonlife federal income tax return for 2006 and prior years. The Company's foreign operations file various income tax returns in their foreign jurisdictions. As described in Note 1, the provision for income taxes for all periods presented has been calculated on a separate tax return basis.

        Income before income tax and the provision for income tax consist of the following:

	Years ended December 31,
(millions)
	2006	2005	2004
Income before provision for income tax:
U.S.	$150	$125	$87
International	112	120	115

Total	$262	$245	$202

Provision for income tax:
Current:
Federal	$44	$54	$35
International	47	56	44
State	4	6	2

Total current	95	116	81

Deferred (credit):
Federal	—	(15)	1
International	(12)	(18)	(12)
State	—	(3)	1

Total deferred	(12)	(36)	(10)

Provision for income tax	$83	$80	$71

        Income before provision for income tax shown above is based on the location of the corporate unit to which such earnings are attributable. However, because such earnings in some cases may be subject to taxation in more than one country, the income tax provision shown above as U.S. or International may not correspond to the geographic attribution of the earnings.

        A reconciliation of the provision for income tax based on the U.S. statutory corporate tax rate to the provision reflected in the combined financial statements is as follows:

	Years ended December 31,
	2006	2005	2004
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	0.9	0.8	0.9
Adjustments of prior year tax requirements	(0.4)	(0.3)	1.2
Taxes on international operations	(2.2)	(3.2)	(2.0)
Basis differences in businesses sold	(2.7)	—	—
Other—net	1.1	0.4	0.1

Effective tax rate	31.7%	32.7%	35.2%

        Significant components of the Company's deferred tax assets and liabilities are as follows:

	As of December 31,
(millions)
	2006	2005
Deferred tax assets:
Life and other insurance receivables	38	18
Unrealized investment gains	16	7
Other accrued expenses	6	7
Unrealized foreign exchange gains	8	9
Other	3	2

Total	71	43

Deferred tax liabilities:
Policy acquisition costs	(52)	(39)
Investment basis differences	(5)	(7)
Employee benefit plans	—	(4)
Other	(8)	(6)

Total	(65)	(56)

Net deferred tax asset (liability)	6	(13)

        U.S. deferred income taxes are not provided on unremitted foreign earnings that are considered permanently reinvested, which at December 31, 2006 amounted to approximately $120 million. It is not practicable to determine the income tax liability that might be incurred if all such earnings were remitted to the U.S.

        Prior to 1984, life insurance companies were required to accumulate certain untaxed amounts in a memorandum policyholders' surplus account ("PSA"). Under the Tax Reform Act of 1984, the PSA balances were "capped" at December 31, 1983, and the balances were to be taxed only to the extent distributed to stockholders or when they exceed certain prescribed limits. The American Jobs Creation Act of 2004 suspended for 2005 and 2006 the application of the rules imposing income tax on distributions from the PSA. As a result of distributions from the life insurance companies during 2005 and 2006, all material PSA balances have been eliminated, and no tax liability was incurred.

        The amount of income taxes paid in 2006, 2005 and 2004 was $105 million, $112 million and $52 million, respectively.

7.    Reinsurance and Claim Reserves

        The Company both cedes and assumes reinsurance under reinsurance arrangements. The Company remains liable to the extent that the reinsurers are unable to meet their obligations.

        The largest reinsurance treaty in place relates to a block of business sold to General Electric Company ("GE"), a portion of which was transferred to Genworth Financial in connection with its separation from GE. At December 31, 2006, approximately $263 million of reserves are currently ceded to GE/Genworth Financial and other reinsurers as part of the 1996 sale of business written by the Company through an alternate distribution channel. This coverage was a combination of Universal Life, association group Accident & Health, and employer group disability contracts. In addition, the

Company has performed and continues to perform certain limited underwriting activities for GE/Genworth Financial.

        The Company assumes automobile credit life and disability insurance that is issued and administered by Resource Life Insurance Company ("Resource"), a former subsidiary of Aon that was sold on November 30, 2006. Resource cedes the business to unaffiliated insurance companies, who then cede the business to the Company. The assumed business that originates at automobile dealers with captive reinsurers is then ceded by the Company to those reinsurers. Effective December 1, 2006, all business that had not been reinsured with the captive reinsurers is ceded to Rockford Life Insurance Company ("Rockford"), a former subsidiary of Aon that was sold on November 30, 2006. As of December 31, 2006, approximately $34 million of assumed reserves are ceded to captive reinsurers and approximately $22 million of direct and assumed reserves are ceded to Rockford.

        A summary of reinsurance activity is as follows:

	Years ended December 31,
(millions)
	2006	2005	2004
Ceded premiums	$265	$235	$336
Assumed premiums	84	131	190
Ceded benefits to policyholders	161	142	142

        Activity in the liability for policy and contract claims is summarized as follows:

	Years ended December 31,
(millions)
	2006	2005	2004
Liabilities at beginning of year	$395	$387	$372
Incurred losses:
Current year	963	781	822
Prior years	(33)	(8)	(43)

Total	930	773	779

Payment of claims:
Current year	610	501	492
Prior years	270	264	272

Total	880	765	764

Liabilities at end of year (net of recoverables: 2006—$63; 2005—$59; 2004—$70)	$445	$395	$387

        Incurred losses related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Liabilities at year-end are continually reviewed and reestimated as information regarding actual claim payments becomes known. Negative amounts reported for incurred losses related to prior years result from claims being settled for amounts less than originally estimated and are primarily attributed to actual medical cost experience being more favorable than that expected at the time liability was established. Positive amounts reported for incurred losses related to prior years result from claims settled for amounts greater than originally estimated and are primarily attributed to actual medical cost experience being less favorable than that expected at the time the liability was established.

8.    Statutory Capital and Dividend Restrictions

        State insurance laws and regulations prescribe accounting practices for determining statutory capital and surplus and net income for insurance companies and require, among other matters, the filing of financial statements prepared in accordance with statutory accounting practices prescribed or permitted for insurance companies. State insurance laws and regulations in the U.S. also require the maintenance of a minimum capital and surplus based on various factors. At December 31, 2006, the Company's insurance subsidiaries were in compliance with these minimum requirements. Statutory capital and surplus of the insurance subsidiaries was $822 million and $868 million at December 2006 and 2005, respectively. Statutory net income of the insurance subsidiaries was $217 million, $155 million and $193 million for the years ended December 31, 2006, 2005 and 2004, respectively.

        Dividends paid by the Company's insurance subsidiaries are limited by state insurance regulations. The insurance regulator in each state of domicile may disapprove any dividend that, together with other dividends paid by a subsidiary in the prior twelve months, exceeds the regulatory maximum as computed for the subsidiary based on its statutory capital and surplus and net income. As a result, the capital and surplus of the subsidiaries available for transfer to the parent company are limited. As of December 31, 2006, payments of dividend amounts in excess of $178 million may be subject to approval by regulatory authorities.

        In addition to compliance requirements of state insurance laws and regulations in the U.S., the Company has foreign subsidiaries and branches that are required to meet various regulatory requirements in their respective jurisdictions.

9.    Employee Benefits

Savings Plans

        Aon maintains a defined contribution savings plan for the benefit of its U.S. salaried and commission employees. The Company's share of the defined contribution savings plan expense was $7 million, $6 million and $6 million in 2006, 2005 and 2004, respectively.

Aon U.S. Pension and Postretirement Benefit Plans

        The Company participates in Aon's defined benefit pension and postretirement benefit plans, which provide retirement, medical and life insurance benefits to U.S. employees. Pension benefits are based primarily on years of credited service and participants' compensation. Effective January 1, 2007, benefits in Aon's U.S. defined benefit pension plan will be calculated based on a "career average pay" formula instead of a "final average pay" formula. The Company's share of the pension costs was $5 million, $5 million, and $4 million in 2006, 2005 and 2004, respectively. The Company's share of postretirement benefit costs was $1 million, $1 million and $2 million in 2006, 2005 and 2004, respectively.

        It is also anticipated that the Company will adopt a qualified defined benefit pension plan for eligible employees (the "WCS Pension Plan"). Effective upon the Distribution, Company employees will terminate active participation in the Aon Pension Plan, and subject to the plan's eligibility requirements, will become participants in the WCS Pension Plan. As soon as practicable after the Distribution, the accrued benefits of the Company employees under the Aon Pension Plan and Aon Excess Benefit Plan, and the related plan assets, will be transferred from the Aon plans to the WCS plans with the effect of reducing the Company's Invested Equity by the excess of the projected benefit obligation over the fair value of assets transferred. As of December 31, 2006, the portion of Aon's projected benefit obligation related to Company employees was approximately $169 million. The Company estimates that the portion of related plan assets was $154 million.

        Except as described below, employee benefit plans outside the U.S. are not material to the operations or financial position of the Company.

U.K. Defined Benefit Pension Plan

        The Company sponsors a defined benefit pension plan for the benefit of its U.K. employees. In March 2007, the trustees of the Combined Britons Pension Plan approved the Company's proposal to cease crediting future pension plan benefits relating to salary and service, effective April 1, 2007. Future pension provisions will be provided under the defined contribution section of the Aon U.K. Pension Scheme if the Distribution occurs after April 1, 2007.

        On December 31, 2006, the Company adopted the recognition, disclosure and measurement date provisions of Statement No. 158. Statement No. 158 required the Company to recognize the funded status of its U.K. pension plan in the December 31, 2006 combined statement of financial position, with a corresponding adjustment to accumulated other comprehensive loss, net of tax. The adjustment to accumulated other comprehensive loss at adoption represents net unrecognized actuarial losses which were not previously recognized in the Company's combined statement of financial position pursuant to the provisions of Statement No. 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive loss at adoption of Statement No. 158.

        The incremental effects of adopting the provisions of Statement No. 158 on the Company's combined statement of financial position at December 31, 2006 are presented in the following table.

	At December 31, 2006
(millions)	Prior to Adopting Statement No. 158	Effect of Adopting Statement No. 158	As Reported at December 31, 2006
Prepaid pension asset (included in other assets)	$28	$(23)	$5
Deferred income taxes	—	7	7
Accumulated other comprehensive loss	—	16	16

        Prior to adopting Statement No. 158, the plan's measurement date was September 30. As a result of adopting Statement No. 158, the Company changed its measurement date to December 31. The change in measurement date did not have a material effect on the Company's financial statements.

        The following tables set forth changes in the benefit obligation, fair value of assets, and funded status for the years ended December 31, 2006 and 2005.

(millions)	2006	2005
Change in benefit obligation
Projected benefit obligation at beginning of period	$48	$44
Service cost	2	1
Interest cost	3	2
Actuarial loss	3	1
Benefit payments	(1)	(1)
Change in discount rate	(1)	5
Foreign exchange translation	7	(4)

Projected benefit obligation at end of period	$61	$48

Accumulated benefit obligation at end of period	$53	$38

Change in fair value of plan assets
Fair value at beginning of period	$44	$27
Actual return on plan assets	5	5
Employer contributions	11	17
Benefit payments	(1)	(1)
Foreign exchange translation	7	(4)

Fair value at end of period	$66	$44

Funded status at end of period	$5	$(4)
Unrecognized loss	23	20

Cumulative net amount recognized in income	$28	$16

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost (included in other assets)	$5	$16
Accumulated other comprehensive loss	23	—

Net amount recognized	$28	$16

        The accumulated other comprehensive loss at December 31, 2006 was solely comprised of a net loss of $23 million that has not yet been recognized as a component of net periodic benefit cost. The estimated amount of the net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2007 is $1 million.

        The following table provides the components of net periodic benefit cost for the plan:

	Six months ended June 30, 2007	Years ended December 31,
(millions)
		2006	2005	2004
Service cost	$—	$1	$1	$1
Interest cost	2	3	2	2
Expected return on plan assets	(2)	(4)	(2)	(2)
Amortization of net loss	—	1	1	1

Net periodic benefit cost	$—	$1	$2	$2

        The assumptions used to determine the benefit obligation are as follows:

	2006	2005
Discount rate	5.2%	5.1%
Rate of compensation increase	3.5	3.5

        The assumptions used to determine the net periodic benefit costs are as follows:

	2006	2005	2004
Discount rate	5.1%	5.6%	5.5%
Expected return on plan assets	7.1	7.25	7.25
Rate of compensation increase	3.5	3.5	3.5

        To determine the expected long-term rate of return on plan assets, the historical performance, investment community forecasts and current market conditions are analyzed to develop expected returns for each asset class used by the plan. The expected returns for each asset class are weighted by the target allocations of the plan.

        The plan's investment policy is established by the local pension plan trustees and seeks to maintain the plan's ability to meet liabilities and to comply with local minimum funding requirements. Plan assets are invested, within asset allocation ranges, in diversified portfolios that are intended to provide adequate levels of return at an acceptable level of risk. The investment policy is reviewed at least annually and revised, as deemed appropriate to ensure that the objectives are being met.

Plan Assets

        The Company's U.S. pension plan asset allocation at December 31, 2006 and 2005 is as follows:

		Fair Value of Plan Assets
Asset Class	Target Allocation
		2006	2005
Equities	55%	55%	59%
Equities		47	50
Real estate		8	9
Debt securities	45	45	41
Fixed maturities		44	29
Invested cash		1	12

Total	100%	100%	100%

        No plan assets are expected to be returned to the Company during the fiscal year ending December 31, 2007.

Cash Flows

Contributions

        Based on current assumptions, the Company expects to contribute $1 million to the U.K. pension plan during 2007 to satisfy minimum funding requirements.

Estimated Future Benefit Payments

        Estimated future pension benefit payments for the U.K. pension plan are as follows at December 31, 2006:

(millions)
2007	$1
2008	1
2009	1
2010	1
2011	1
2012–2016	6

10.    Stock Compensation Plans

        Certain employees of the Company participate in Aon's Stock Incentive Plan. Under the plan, non-qualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units ("RSUs") may be granted. The annual rate at which awards are granted each year is based upon financial and competitive business conditions and other factors.

Compensation expense

        As a result of adopting Statement No. 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2006 are $3 million and $2 million lower, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25.

        The following table summarizes stock-based compensation expense related to all share-based payments recognized in the combined statements of income in general expenses.

	Years ended December 31,
(millions)
	2006	2005	2004
Stock options	$3	$1	$1
Equity-based performance plans	1	—	—
RSUs	4	1	1

Stock-based compensation expense included in general expenses	8	2	2
Tax benefit	3	1	1

Stock-based compensation expense, net of tax	$5	$1	$1

        The following table illustrates pro forma net income as if the Company had applied the fair value recognition provisions of Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation in 2004 and 2005.

(millions)	2005	2004
Net income, as reported	$165	$131
Add: Stock-based compensation expense included in reported net income, net of tax	1	1
Deduct: Stock-based compensation expense determined under fair value method for all awards and options, net of tax	(3)	(2)

Pro forma net income	$163	$130

        For pro forma purposes, the fair value per share of options and awards granted were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004
Dividend yield (Aon common stock)	2.3%	2.3%
Expected volatility (Aon common stock)	30.0%	27.0%
Risk-free interest rate	4.0%	3.3%
Expected term life beyond vesting date (in years):
Stock options	1.0	1.0
Stock awards	—	—

        During 2006 and prior years, certain employees of the Company were granted RSU awards and stock options under Aon's stock-based compensation plans. For Company employees at the time of the Distribution, unvested RSU awards and unvested or vested stock options outstanding under Aon's stock compensation plans will be substituted with RSU awards and stock options as applicable based on the Company's common stock, with the number of shares, and in the case of a stock option, the exercise price, being equitably adjusted to preserve the intrinsic value of the RSU award or stock option as of immediately prior to the Distribution.

RSU Awards

        RSU awards are granted to certain executives and key employees of the Company. RSU awards granted prior to 2006 generally vested based upon the employee's continued employment; however, beginning in 2006, certain RSU awards have contained vesting and settlement provisions tied to specific performance goals. Prior to 2002, time vested RSU awards generally required the recipients to complete three continuous years of service before the awards begin to vest in increments until the completion of a 10-year period of continuous employment. Beginning in 2002, time-vested RSU awards have been granted that vest in various patterns over five years from the date of grant. For most employees, annual incentive compensation over $50,000 is partially paid in RSUs, which vests ratably over three years. Shares of Aon common stock are issued as the RSU awards become vested. With certain limited exceptions, any break in continuous employment will cause forfeiture of all unvested RSU awards. The compensation cost associated with each RSU award is deferred and amortized over the period of continuous employment using the straight-line method. Dividend equivalents are paid on certain time-vested RSUs, based on the initial grant amount.

        In 2006, performance-based awards of RSUs were granted to certain executives and key employees, in which vesting and settlement is contingent upon meeting various divisional or company-wide performance goals, such as growth in revenue, pretax income or earnings per share over a one- to three-year period. Compensation cost for these performance-based RSUs is recognized over the performance period, based on management's estimate of the number of units ultimately expected to vest. Compensation cost will be adjusted to reflect the actual number of shares of Aon common stock delivered at the end of the programs. The payout of shares under these performance-based plans may range from 0-150% of the number of units granted, based on the plan. Dividend equivalents are not paid on the performance-based RSUs. As of December 31, 2006, 117,000 shares of Aon common stock could potentially be issued pursuant to performance-based RSU awards based on current performance levels. Unamortized expense at December 31, 2006 was $3 million, based on current performance levels.

        The following table presents the status of Aon's non-vested RSU awards granted to the Company's employees under Aon plans.

	Years ended December 31,
	2006		2005		2004
(shares in thousands)	Aon Shares	Fair Value	Aon Shares	Intrinsic Value	Aon Shares	Intrinsic Value
Non-vested at beginning of year	450	$24	269	$25	284	$25
Granted	146	38	222	25	20	26
Vested	(49)	22	(32)	28	(27)	30
Forfeited	(2)	25	(9)	33	(8)	23

Non-vested at end of year	545	$27	450	$25	269	$25

Stock Options

        Options to purchase common stock are granted to certain executives and key employees, generally at 100% of market value on the date of grant. Generally, employees are required to complete two continuous years of service before the options begin to vest in increments until the completion of a 4-year period of continuous employment. However, beginning in 2004 a significant number of options were granted that required five continuous years of service before all options would vest. For all grants made prior to an amendment to the former stock option plan in 2000, employees were required to complete three continuous years of service before the options began to vest in increments until the completion of a 6-year period of continuous employment. The maximum contractual term on stock options is generally ten years from the date of grant.

        The weighted-average estimated fair value of employee stock options granted during 2006 was $11.08 per share for executives and $11.86 per share for key employees. The following assumptions were used to estimate fair value for 2006:

Weighted average volatility	30.5%
Expected dividend yield	2.3%
Risk-free rate	4.4%

        The expected life of employee stock options represents the weighted-average period stock options are expected to remain outstanding and was 5 years for executives and 6 years for key employees in 2006.

        Presented below is a summary of the status of the Aon stock options held by the Company's employees, and the related transactions for the years ended December 31, 2006, 2005 and 2004. The stock option activity is not necessarily indicative of what the activity would have been had the Company been a separate stand-alone entity during the periods presented or what the activity may be in the future.

	Years ended December 31,
	2006		2005		2004
(shares in thousands)	Aon Shares	Weighted- Average Exercise Price of Aon Shares	Aon Shares	Weighted- Average Exercise Price of Aon Shares	Aon Shares	Weighted- Average Exercise Price of Aon Shares
Beginning outstanding	3,343	$27	2,832	$27	2,834	$27
Granted	73	40	1,002	24	141	27
Exercised	(448)	24	(358)	23	(37)	24
Forfeited and expired	(68)	26	(133)	27	(106)	26

Ending outstanding	2,900	27	3,343	27	2,832	$27

Exercisable at end of year	1,415	$30	1,369	$32	1,219	$32

        The following table summarizes the status of Aon stock options outstanding and exercisable at December 31, 2006 for the Company's employees (shares in thousands).

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Aon Shares Outstanding	Weighted- Average Remaining Contractual Life (years)	Weighted Average Exercise Price of Aon Shares	Aon Shares Exercisable	Weighted- Average Remaining Contractual Life (years)	Weighted Average Exercise Price of Aon Shares
$19.70 – $19.70	694	6.13	$19.70	365		$19.70
20.82 – 23.38	536	7.70	23.12	74		22.18
23.94 – 25.51	742	6.88	25.03	226		23.94
25.84 – 42.00	492	4.42	32.00	314		31.81
43.33 – 43.54	436	1.71	43.39	436		43.39

$19.70 – $43.54	2,900	5.66	$27.34	1,415	3.65	$30.49

        The aggregate intrinsic value represents the total pretax intrinsic value, based on options with an exercise price less than Aon's closing stock price of $35.34 as of December 31, 2006, which would have been received by the option holders had those option holders exercised their options as of that date. The aggregate intrinsic value of options outstanding as of December 31, 2006 was $27 million of which $10 million was exercisable.

        The aggregate intrinsic value of options exercised during 2006, 2005 and 2004 was $7 million, $3 million and $0 million, respectively.

        Unamortized deferred compensation expense, which includes both options and awards, amounted to $13 million as of December 31, 2006, with a remaining weighted-average amortization period of approximately 2.4 years.

        The tax benefit realized from stock options exercised was $3 million and $1 million in 2006 and 2005, respectively. No tax benefits for stock option exercises were realized in 2004.

Employee Stock Purchase Plan

        Aon has an employee stock purchase plan that provides for the purchase of shares of Aon's common stock by eligible U.S. employees. Under the plan, shares of Aon's common stock may be purchased at 3-month intervals at 85% of the lower of the fair market value of the common stock on the first or the last day of each 3-month period. In 2006, compensation expense recognized for shares purchased by the Company's employees was less than $1 million. There was no compensation expense associated with this plan in 2005 or 2004.

11.    Financial Instruments

Financial Risk Management

        The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity securities prices. To manage the risk related to these exposures, the Company enters into various derivative transactions that have the effect of reducing these market risks by creating offsetting market exposures. The Company does not enter into derivative transactions for trading purposes.

        Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses.

        Certain derivatives also give rise to credit risks from the possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to the Company. The Company has limited its credit risk by using master netting agreements, entering into non-exchange-traded derivatives with highly rated major financial institutions and by using exchange-traded instruments. The Company closely monitors the credit-worthiness of, and exposure to, its counterparties and considers its credit risk to be minimal. At December 31, 2006 and 2005, the Company placed cash and securities related to these derivative contracts in escrow amounting to $1 million and $1 million, respectively.

Accounting Policy for Derivative Instruments

        All derivative instruments are recognized in the combined statements of financial position at fair value. Unless otherwise noted, derivative instruments with a positive fair value are reported in other receivables and derivative instruments with a negative fair value are reported in other liabilities in the combined statements of financial position. Where the Company has entered into master netting agreements with counterparties, the derivative positions are netted by program and are reported accordingly in other receivables or other liabilities. Changes in the fair value of derivative instruments are recognized immediately in earnings, unless the derivative is designated as a hedge and qualifies for hedge accounting.

Foreign Exchange Risk Management

        The Company uses foreign currency forward contracts and purchased over-the-counter basket options to hedge certain of its net investments in foreign operations (primarily Canadian dollar, Euro and Australian dollar). During 2006 and 2005, this hedge had no ineffectiveness, and a $24 million and $15 million cumulative pretax loss has been included in OCI at December 31, 2006 and 2005, respectively.

Interest Rate Risk Management

        From time to time, the Company uses futures contracts and purchased options on futures contracts to reduce the price volatility of its fixed-maturity portfolio. Derivatives designated as hedging the aggregate interest rate exposure of the fixed-maturity portfolio do not qualify as hedges. Changes in their fair value are recorded in investment income.

Fair Value of Financial Instruments

        Accounting standards require the disclosure of fair values for certain financial instruments. The fair value disclosures are not intended to encompass the majority of policy liabilities, various other non-financial instruments or other intangible assets. Accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value disclosures. The basis for determining the fair value of financial instruments is discussed in Note 1. The carrying value and fair value of certain financial instruments are as follows:

	As of December 31,
	2006		2005
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Fixed maturities and equity securities	$2,657	$2,657	$2,518	$2,518
Other investments	115	114	138	137
Cash, receivables and short-term investments	382	382	359	359
Derivatives	22	22	17	17
Notes receivable from Aon	108	108	173	173
Liabilities:
Deposit-type insurance contracts	25	25	21	21
General expenses	141	141	109	109
Derivatives	29	29	19	19

12.    Contingencies

        The Company and its combined entities are subject to numerous claims, tax assessments, lawsuits and proceedings that arise in the ordinary course of business. The damages claimed in these matters are or may be substantial, including in many instances claims for punitive, treble or extraordinary damages. The Company has purchased appropriate insurance to provide protection against losses that arise in such matters. Accruals for these items, and related insurance receivables when appropriate, have been provided to the extent that losses are deemed probable and are estimable. These accruals and receivables are adjusted from time to time as developments warrant.

        One of the Company's subsidiaries was a defendant in a lawsuit filed in the United States District Court for the Northern District of Illinois in December 2001. The lawsuit alleged that CICA discriminated against women agents in a U.S. distribution channel in hiring, training, promotion, compensation, hours, transfers and job assignments. The lawsuit sought to recover damages for the plaintiff and for all women who worked for CICA at anytime since April 1, 1999. This matter was ultimately settled by the parties in January 2005. One aspect of the settlement consisted of CICA's entry into a consent decree requiring it to adopt certain measures to strengthen its commitment to a non-discriminatory workplace environment, including implementing additional training programs, adopting revised human resources procedures, enhancing scrutiny of the process for granting promotions and other related actions to ensure equal opportunities for all employees. In addition,

CICA agreed to oversight for a three-year period by two court-appointed monitors under the supervision of the United States District Court for the Northern District of Illinois.

        In 2001, the United Kingdom's national tax authority, Her Majesty's Revenue and Customs ("HMRC"), began an investigation into the worker status classification of CICA's sales force, as independent contractors, in the United Kingdom. In 2007, after the conclusion of the investigation, HMRC issued written decisions that concluded that three worker categories of field agents were appropriately classified as independent contractors by CICA, and one class (district representatives) was technically comprised of employees in accordance with the laws of the United Kingdom. HMRC has not yet issued a formal determination for the CICA district representatives working in the United Kingdom, but HMRC has indicated an interest during preliminary discussions with CICA that it may pursue past-due taxes for this category of worker for the maximum of six years permitted by the laws of the United Kingdom and that CICA would be required to treat district representatives in the United Kingdom as employees on a going-forward basis. CICA is continuing to consider its alternatives with respect to this matter and has established a reserve that we believe to be adequate.

        In December 2006, a claim was filed in Connecticut state court naming CICA, Combined Life Insurance Company of New York, and Aon in a purported nationwide class action involving allegations of breach of employment contracts and violations of state wage laws. The claims specifically relate to costs that have been incurred by certain field sales managers who fail to perform certain hiring commitments as part of their job performance. Over the plaintiffs' objection, the defendants have removed the case to federal court. A briefing schedule, starting later this year and extending into early 2008, has been established for the defendants to challenge the certification of a class. In August 2007, an additional claim was filed in New York state court naming CICA, Combined Life Insurance Company of New York and Aon in a purported class action involving allegations of breach of employment contracts and violations of New York wage laws. This claim was identical to the claim raised in the Connecticut class action described above, but was limited to certain sales employees in the State of New York. To date, the plaintiffs have not yet alleged any specific amount of damages, but we do not believe that these claims will have a material adverse effect on our financial condition or results of operations. The defendants intend to vigorously defend these matters.

        Although the ultimate outcome of all matters referred to above cannot be ascertained and liabilities in indeterminate amounts may be imposed on the Company or its operations, on the basis of present information, amounts already provided, availability of insurance coverages and legal advice received, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the combined financial position of the Company. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of these matters.

13.    Segment Information

        The Company classifies its businesses into three operating segments: North America, International and U.S. Senior. A fourth segment, Corporate and Other, when aggregated with the operating segments, totals to the amounts in the accompanying combined financial statements.

        The accounting policies of the operating segments are the same as those described in Note 1, except that the disaggregated financial results have been prepared using a management approach, which is consistent with the basis and manner in which the Company senior management internally disaggregates financial information for the purposes of assisting in making internal operating decisions. The Company evaluates performance based on stand-alone operating segment income before income taxes.

        Revenues are attributed to geographic areas based on the location of the resources producing revenues. Intercompany revenues and expenses are eliminated in computing combined revenues and income before tax.

        The North America segment offers two principal categories of products, Supplemental Accident & Health and Life insurance products, the majority of which are scheduled indemnity obligations that provide a predictable loss ratio that does not fluctuate based on medical inflation. Products are licensed in all 50 states and all provinces in Canada, and are targeted primarily to middle-income consumers in small towns and rural geographic areas. The majority of these products are sold to individuals at home or in the workplace through the Company's exclusive agency force.

        The International segment consists of operations in nine countries outside of North America. Supplemental Accident & Health products are offered in all countries, while Life Insurance products are offered only to consumers in the U.K. Similar to the North America segment, the International segment targets middle-income consumers in rural areas and small towns, and the products are customized to meet local regulatory requirements and customer needs. The products are sold by agents who are independent contractors.

        The U.S. Senior segment markets various Medicare-related Life and Supplemental Accident & Health products to individuals over the age of 50 in 49 states in the U.S. and the District of Columbia. The segment provides two primary types of products, Medicare Advantage and Medicare supplement products, complemented by Long-Term Care and other mature market offerings. Products are sold through the Company's exclusive agency force.

        The Corporate and Other segment is a non-operating segment. Results from this segment consist primarily of corporate investment income, which consists of investment income from equity, fixed-maturity and short-term investments that are assets primarily of the insurance underwriting subsidiaries that exceed policyholders liabilities. These assets may include non-income producing equities, valuation changes in limited partnership investments and income and losses on disposals of essentially all securities, including those pertaining to assets maintained by the operating segments. In addition, this segment includes results of several other businesses that are currently in runoff. Expenses in this segment include unallocable corporate and administrative costs.

        The following table presents revenue by segment:

	Six months ended June 30,		Years ended December 31,
(millions)
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)
North America	$517	$488	$980	$957	$947
International	239	218	442	416	396
U.S. Senior	380	295	623	413	335
Corporate and Other	18	36	82	88	117

Total revenue	$1,154	$1,037	$2,127	$1,874	$1,795

        Combined revenue by geographic area is as follows:

(millions)	Total	United States	Canada	United Kingdom	Other International
For six months ended
June 30, (unaudited):
2007	$1,154	$792	$109	$113	$140
2006	1,037	707	105	104	121
For the years ended
December 31,:
2006	2,127	1,451	214	211	251
2005	1,874	1,238	198	206	232
2004	1,795	1,163	173	230	229

        Selected information for the operating segments follows:

(millions) For six months ended June 30, (unaudited):	North America		International		U.S. Senior
	2007	2006	2007	2006	2007	2006
Revenue	$517	$488	$239	$218	$380	$295
Benefits to policyholders	241	229	87	80	308	198
General expenses	194	201	108	103	56	57

Total expenses	435	430	195	183	364	255

Income before income tax	$82	$58	$44	$35	$16	$40

	North America			International			U.S. Senior
(millions) Years ended December 31,
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Revenue	$980	$957	$947	$442	$416	$396	$623	$413	$335
Benefits to policyholders	472	448	431	168	166	168	425	278	237
General expenses	400	395	413	219	188	175	130	100	65

Total expenses	872	843	844	387	354	343	555	378	302

Income before income tax	$108	$114	$103	$55	$62	$53	$68	$35	$33

        Investment income by segment is as follows:

(millions)	Total	North America	International	U.S. Senior	Corporate & Other
For six months ended
June 30, (unaudited):
2007	$83	$50	$3	$5	$25
2006	67	41	2	5	19
For the years ended
December 31,:
2006	142	82	4	9	47
2005	129	75	4	8	42
2004	110	82	3	—	25

        A reconciliation of segment income before tax to total income before tax is as follows:

	Six months ended June 30,		Years ended December 31,
(millions)
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)
North America	$82	$58	$108	$114	$103
International	44	35	55	62	53
U.S. Senior	16	40	68	35	33

Segment income before provision for income tax	142	133	231	211	189
Corporate investment income and realized investment gains (losses)	24	16	42	42	36
Premiums and income	(6)	20	40	46	81
Unallocated expense	1	(27)	(51)	(54)	(104)

Income before provision for income tax	$161	$142	$262	$245	$202

        Identifiable assets are as follows:

	As of December 31,
(millions)
	2006	2005	2004
North America	$1,949	$1,855	$1,731
International	412	376	390
U.S. Senior	200	149	133
Corporate and Other	1,849	1,885	1,922

Total identifiable assets	$4,410	$4,265	$4,176

14.    Quarterly Financial Data (Unaudited)

        Selected quarterly financial data for the six months ended June 30, 2007 and the years ended December 31, 2006 and 2005 are as follows (in millions):

	1Q	2Q	Six months ended June 30, 2007
INCOME STATEMENT DATA
Premiums	$490	$571	$1,061
Other income	6	5	11
Net investment income	39	44	83
Realized investment gains (losses)	(1)	—	(1)

Total revenue	$534	$620	$1,154

Net income	$48	$57	$105

	1Q	2Q	3Q	4Q	2006
INCOME STATEMENT DATA
Premiums	$475	$485	$501	$501	$1,962
Other income	4	9	7	7	27
Net investment income	31	36	38	37	142
Realized investment gains (losses)	(1)	(2)	(1)	—	(4)

Total revenue	$509	$528	$545	$545	$2,127

Net income	$41	$52	$44	$42	$179

	1Q	2Q	3Q	4Q	2005
INCOME STATEMENT DATA
Premiums	$427	$430	$435	$437	$1,729
Other income	3	2	4	7	16
Net investment income	35	32	28	34	129
Realized investment gains (losses)	—	(1)	—	1	—

Total revenue	$465	$463	$467	$479	$1,874

Net income	$44	$40	$38	$43	$165

SCHEDULE I

WCS Global Holdings

Consolidated Summary of Investments—

Other Than Investments In Related Parties

As of December 31, 2006

(millions)	Amortized Cost or Cost	Fair Value	Amount Shown in Statement of Financial Position
Fixed maturities—available for sale:
U.S. government and agencies	$213	$210	$210
States and political subdivisions	1	1	1
Debt securities of foreign governments not classified as loans	1,129	1,114	1,114
Corporate securities	848	828	828
Public utilities	82	81	81
Mortgage-backed and asset-backed securities	366	362	362

Total fixed maturities	2,639	2,596	2,596

Equity securities—available for sale:
Common stocks—Industrial, miscellaneous and all other	65	61	61

Total equity securities	65	61	61

Policy loans	56		56
Other long-term investments(1)	59		59

Total other investments	115		115

Short-term investments	187		187

TOTAL INVESTMENTS	$3,006		$2,959

(1)
Cost for investments accounted for on the equity method represents original cost adjusted for equity method earnings and other-than-temporary impairment losses, if any.

SCHEDULE III

WCS Global Holdings
Supplementary Insurance Information

(millions)	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums and other policyholders' funds	Premium revenue	Net investment income(1)	Commissions, fees and other	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written(2)
Year ended December 31, 2006
North America	$307	$1,824	$107	$887	$82	$11	$472	$36	$364	$882
International	308	293	149	438	4	—	168	52	167	437
U.S. Senior	11	174	13	599	9	15	425	5	125	552
Corporate and Other	1	74	32	38	47	1	28	—	23	25

Total	$627	$2,365	$301	$1,962	$142	$27	$1,093	$93	$679	$1,896

Year ended December 31, 2005
North America	$295	$1,722	$107	$873	$75	$9	$448	$34	$361	$861
International	271	245	136	412	4	—	166	47	141	419
U.S. Senior	14	135	13	397	8	8	278	19	81	393
Corporate and Other	—	80	26	47	42	(1)	23	9	22	21

Total	$580	$2,182	$282	$1,729	$129	$16	$915	$109	$605	$1,694

Year ended December 31, 2004
North America	$277	$1,588	$120	$858	$82	$7	$431	$41	$372	$844
International	292	240	158	393	3	—	168	42	133	398
U.S. Senior	31	116	18	327	—	8	237	18	47	325
Corporate and Other	2	106	32	85	25	(4)	43	24	37	51

Total	$602	$2,050	$328	$1,663	$110	$11	$879	$125	$589	$1,618

(1)
The above results reflect allocations of investment income and certain expense elements considered reasonable under the circumstances.

Results include other-than-temporary impairments.

(2)
Net of reinsurance ceded.

SCHEDULE IV

WCS Global Holdings

Reinsurance

	Year Ended December 31, 2006
(millions)	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Life insurance in force	$9,385	$4,477	$1,575	$6,483	24%

Premiums
Life Insurance	$83	$2	$—	$81	—
A&H Insurance	2,060	263	84	1,881	5%

Total premiums	$2,143	$265	$84	$1,962	4%

	Year Ended December 31, 2005
(millions)	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Life insurance in force	$10,520	$9,120	$4,798	$6,198	77%

Premiums
Life Insurance	$91	$2	$—	$89	—
A&H Insurance	1,742	233	131	1,640	8%

Total premiums	$1,833	$235	$131	$1,729	8%

	Year Ended December 31, 2004
(millions)	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Life insurance in force	$10,741	$9,713	$5,064	$6,092	83%

Premiums
Life Insurance	$113	$27	$—	$86	—
A&H Insurance	1,696	309	190	1,577	12%

Total premiums	$1,809	$336	$190	$1,663	11%

QuickLinks

  Exhibit 99.1
Information Contained Herein is Subject to Completion or Amendment Preliminary Copy Dated November 14, 2007 INFORMATION STATEMENT (WCS GLOBAL HOLDINGS, INC. LOGO) WCS GLOBAL HOLDINGS, INC. Common Stock (Par Value $0.01 Per Share)
TABLE OF CONTENTS
SUMMARY
Our Business
Summary Historical Data and Unaudited Pro Forma Combined Financial Data
WCS Global Holdings, Inc. Unaudited Pro Forma Statement of Income
WCS Global Holdings, Inc. Unaudited Pro Forma Statement of Income
WCS Global Holdings, Inc. Unaudited Pro Forma Balance Sheet
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE DISTRIBUTION
DIVIDEND POLICY
FINANCING
CAPITALIZATION
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
WCS Global Holdings, Inc. Unaudited Pro Forma Statement of Income
WCS Global Holdings, Inc. Unaudited Pro Forma Statement of Income
WCS Global Holdings, Inc. Unaudited Pro Forma Balance Sheet
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
SELECTED HISTORICAL FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
Summary of Investments
Corporate, Asset-Backed and Mortgage Backed Securities
Fixed Maturity Portfolio, by Bond Rating
Fixed-Maturity Investments by Contractual Maturity
OUR RELATIONSHIP WITH AON AFTER THE DISTRIBUTION
OUR MANAGEMENT
EXECUTIVE COMPENSATION
SECURITY OWNERSHIP OF OUR COMMON STOCK
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OUR CAPITAL STOCK
CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS AND DELAWARE LAW
LIMITATION OF LIABILITY AND INDEMNIFICATION OF OUR DIRECTORS AND OFFICERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WCS Global Holdings Combined Statements of Income
WCS Global Holdings Combined Statements of Financial Position
WCS Global Holdings Combined Statements of Invested Equity
WCS Global Holdings Combined Statements of Cash Flows
  SCHEDULE I
WCS Global Holdings Consolidated Summary of Investments— Other Than Investments In Related Parties As of December 31, 2006
  SCHEDULE III
WCS Global Holdings Reinsurance